celebrating twenty years in the game

2011 ANNUAL REPORT


20 MULTIMEDIA GAMES



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PAYOFFS ON REGISTERED CR

TO OUR SHAREHOLDERS:


Patrick Ramsey
President & Chief Executive Officer

Fiscal 2011 marked a period of significant progress for Multimedia Games. Our team members entered the year intent on building upon the momentum established over the past few years and I believe our Fiscal 2011 accomplishments met and often exceeded our collective and individual goals.

Our advancement in Fiscal 2011 is a direct result of the successes we achieved across a range of initiatives from new product development, market expansion and sales and marketing to enhanced customer relationships and financial management. This progress reflects the commitment every one of our team members brings to the company. It is through their creativity, experiences and expertise that we believe we will further establish Multimedia Games as a leading supplier of player-appealing gaming entertainment equipment.


REVENUE BREAKOUT
$150.0.0
$120.0
$90.0
$60.0
$30.0
$0
$17.2
$107.5
$10.7
$14.4
$92.8
$11.9
$20.4
$95.5
F2009
F2010
F2011
Gaming Operations
Proprietary Game Sales
Other Equip & Systems

Our Fiscal 2011 accomplishments are reflected in the company's significantly improved financial results. Revenue improved 8.4%, or by $10 million, to $127.9 million and operating income of $6.2 million represented an increase of $16.8 million from an operating loss of $10.6 million in Fiscal 2010. With $5.7 million in net income, or $0.20 per diluted share, Multimedia Games was profitable for the first time since Fiscal 2006 without the aid of one-time, non-operating benefits. It should be noted that our revenue growth and return to profitability was achieved against a backdrop of economic uncertainty that continues to present challenges for our customers and their guests.

NEW PRODUCTS, NEW MARKETS, NEW OPPORTUNITIES: ONGOING ACCOMPLISHMENTS

This year, Multimedia Games is celebrating its 20th year as a supplier of products for the gaming industry. Over the last few years, we extensively re-focused our priorities on the development of proprietary games and technologies, thereby establishing a platform for both revenue growth and diversification. In Fiscal 2011, we deployed an aggregate 2,281 new revenue units as we sold 1,150 new games and added 1,131 units to our domestic installed base of games, bringing our year-end total where we receive a share of revenue to 9,379 units. The parity in the number of new units sold and placed on a revenue sharing basis highlights our ability to address specific customer needs with products that entertain players leading to solid performance on operators' gaming floors.

Now entering its third year of availability, our award-winning TournEvent® slot tournament system continues to establish itself as the leading industry option for casino operators and is a key driver of new unit sales and placements, helping us establish an initial footprint in several casinos. The success of *TournEvent* is evident in the 36 new system placements in Fiscal 2011, which in total increased placements to 47 at fiscal year-end and accounted for approximately 615 unit sales or recurring revenue placements in the year. Our newest innovations for *TournEvent* were very favorably received by customers at the recent G2E® industry trade show which suggests this platform will enjoy continuing success.


TOURNEVENT® INSTALLS
50
40
30
20
10
0
9
18
26
31
47
F4Q10
F1Q11
F2Q11
F3Q11
F4Q11

Other new products are also receiving favorable responses from our customers and their slot players. Our Side Action® series video reel games, featuring a separate dice or poker game running concurrent with the standard slot game, and the Ice on Fire® and Mega Meltdown® progressive games are performing well in their initial introductions.

Overall, the 24% increase in new units sold and 14% increase in our domestic installed base clearly demonstrates that the expansion of our proprietary product portfolio for Class III, Class II and video lottery markets is delivering tangible benefits to our customers.

We are also expanding our customer base and the number of markets we can address. In Fiscal 2011, Multimedia Games sold to and/or placed new units in 45 new casinos, a 49% year-over-year increase in the number of casinos we serve. During the year we generated revenue from 11 new markets including our first sales and unit placements in large casino markets such as Louisiana, Mississippi and Connecticut.

We also strengthened relationships with customers in key core markets including Oklahoma, California, Washington and New York. In particular, a priority for us in Fiscal 2011 was to solidify our long-term strategic alliance with the Chickasaw Nation, our largest customer. The extension of unit placement agreements at several Chickasaw Nation properties is significant and we appreciate their partnership and confidence in our proprietary products.

Multimedia Games now holds 132 total gaming licenses and we expect to expand on our current ability to address approximately 30% of the U.S. market. In Fiscal 2012, we expect sales or placements of games in additional new markets including Indiana and Ohio. We are also working towards initial sales and/or placements in Nevada, the nation's largest casino gaming market, in Fiscal 2013 following the September 2011 receipt of our manufacturer's and distributor's licenses from the Nevada Gaming Commission. Furthermore, we have an additional nine licenses under review by regulatory agencies in various jurisdictions, including Pennsylvania, which has emerged as one of the country's largest gaming markets.

FINANCIAL POSITION TO SUPPORT OPERATIONAL AND CAPITAL ALLOCATION INITIATIVES

By remaining focused on fiscal discipline and the generation of profitable revenue, Multimedia Games has lowered net debt[1] by over $90 million since the beginning of Fiscal 2009. The company ended Fiscal 2011 in a net cash[2] position for the first time in seven years, with a cash balance of $46.7 million and total outstanding borrowings of $37 million resulting in net cash of $9.7 million. At September 30, 2011, Multimedia Games was one of only two publicly traded gaming equipment suppliers with more cash than debt. Cash provided by operating activities increased $11 million compared to Fiscal 2010, and inclusive of a one-time benefit related to a tax refund, we generated $31.2 million in free cash flow[3] and $38.4 million in total cash[4]. Our strengthened balance sheet and liquidity were key factors that led to our recently amended and extended credit agreement which increased our flexibility to allocate capital while significantly reducing our effective interest rate.



DEBT REDUCTION
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
($20.0)
$96.3
$87.0
$83.1
$73.6
$59.8
$29.0
$44.1
($5.2)
$37.0
($9.7)
F2Q09
F3Q09
F3Q10
F3Q11
F4Q11
Debt
Net Debt

We remain well positioned to continue generating cash, allowing Multimedia Games to further invest in new product development and market expansion initiatives while also returning capital to shareholders through common stock repurchases. Early in Fiscal 2011, the Board of Directors authorized a three year, $15 million share repurchase program and through the end of the year, we repurchased approximately 1,824,000 shares of our common stock for total consideration of approximately $10 million. As of September 30, 2011, we had $5 million available for additional share repurchases under the existing program.

We view our progress in Fiscal 2011 as a notable milestone on the path to further success and we see many opportunities for future growth. We believe we are under-represented on casino floors in markets where we are currently licensed and we are poised to enter additional U.S. markets in Fiscal 2012 and beyond. Additionally, we are introducing new products aimed at the premium participation slot machine market segment, which represents a new and significant untapped opportunity.

I believe it is evident that we have a committed team capable of achieving further growth and progress toward our goal of enhancing shareholder value. We thank you for your support and look forward to reporting to you on our future accomplishments.

Sincerely,

Patrick Ramsey
President and Chief Executive Officer

(1) Long-term debt less cash and cash equivalents. (2) Cash and cash equivalents less long-term debt. (3) Cash flow from operating activities less capital expenditures. Capital expenditures are defined as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory. (4) Cash flow from operating activities plush cash flow from investing activities.

Free Cash Flow, Cash Generation, Net Capital Expenditures and Net Cash Position Reconciliations appear on the last page of this document.

Forward-Looking Statements: *This report contains statements that do not relate to historical or current facts, but are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those expressed or implied in our forward-looking statements, which are subject to inherent risks and uncertainties. A discussion of these and other risks and uncertainties is set forth under Item 1. "Business" and Item 1A. "Risk Factors" in our Annual Report on Form 10-K.*

MULTIMEDIA GAMES – CELEBRATING 20 YEARS IN THE GAME.

Multimedia Games has pushed the gaming industry's technology envelope for the last twenty years by delivering innovative systems and games that players want to play and the tools that make them easier to manage.

To mark our 20th year, we are proud to unveil our most comprehensive library of exciting and player-engaging games ever, including our first line of products for the premium participation category.

TournEvent® 4.0

The industry's leading slot tournament system ups the ante again in 2012 with the release of *TournEvent* 4.0. *TournEvent* 4.0 introduces a new tournament game, Crazy Carnival®, with carnival-style pop-up targets that players can hit to score more points. Perhaps the best new feature of *TournEvent* 4.0 and *Crazy Carnival*, is the Jump to First™ feature – every time the animated the Money Man® character pops up and the player hits it, they will automatically jump to first place in their session. Will their lead last? Only time will tell!


TOURN
EVENT
WILD

High Rise Games™

The *High Rise Games* series features five unique and innovative game titles on the largest top box in the industry. With a 37" LCD screen placed vertically, these games are visible from virtually anywhere in the casino, and the need for costly additional signage is eliminated. Colored LED lights around the bezel add to the cabinets' attractiveness as well as highlight the game featured on each one. And with the bonus features and animations featured in that large screen, players will not be able to stay away.


ALL 9
ANY 8
ANY 7

Side Action® Series on the Player SLX™ cabinet

Introduced last year with *Side Action* Poker and *Side Action* Dice, the *Side Action* series offers a twist on traditional slot games by adding a secondary game that plays out simultaneously to the spinning video reel slot game while offering a second way to win. On The House® with *Side Action* Keno is the first game in the series to feature a unique full-scale keno game displayed alongside the base slot game on the 23" screen in the Player HD® cabinet. In the *Side Action* Keno game, players select 6 out of 30 numbers and watch as the game draws nine numbered balls while players continue to enjoy the entertainment of the main slot game.

The *Player SLX* slant top gaming cabinet offers the ultimate in player comfort thanks to a sleek design that enhances the gaming experience and provides for improved casino floor sight lines. The cabinet features two eye catching wide-screen 23" high definition LCD displays – a main in-cabinet display along with a video top box – and an LED light bar that further elevates the excitement.


Blazin
Texas
Tornado
Play 2 Games at Once!
SIDE ACTION
Series

Expanded Game Library

We plan to release several new unique video and mechanical reel games in Fiscal 2012. Hawaiian Luau™, the sequel to the highly popular Carnival in Rio® game; Triple Cheeseburger Deluxe™, which features the Burger Building Bonus where players build their dream burger to win additional credits; Tiger 7's®, a classic 3-reel mechanical reel game; Gallant Knight™, which features Countless Respins™, a free spin bonus round that mimics video game play with a featured health meter that extends the action; and, Wild 70s™, the first game to feature a unique bonus round that sends a flipping card across the screen during reel spins, leaving Wild cards in its wake.


Hawaiian
Luau
Triple
Cheese
Burger
Deluxe
Tiger 7's
Gallant
Knight
Wild 70's



December 15, 2011

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Multimedia Games Holding Company, Inc., a Texas corporation, to be held on Wednesday, February 1, 2012 at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746. During the meeting, we will discuss each item of business described in this Proxy Statement. We hope you will be able to attend the meeting. If you would like to obtain directions to attend the Annual Meeting and vote in person, please contact reception at (512) 334-7500.

The Notice of Annual Meeting of Shareholders and a Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter. A copy of our Annual Report to Shareholders is also enclosed for your information.

Whether or not you expect to attend, please vote your proxy so your shares will be represented at the meeting.

Respectfully yours,

Patrick J. Ramsey
President and Chief Executive Officer

Proxy



NOTICE OF
2012 ANNUAL MEETING OF SHAREHOLDERS
FEBRUARY 1, 2012

December 15, 2011

Dear Shareholder:

The 2012 Annual Meeting of Shareholders of Multimedia Games Holding Company, Inc., a Texas corporation, will be held on Wednesday, February 1, 2012, at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746. Shareholders will be asked to:

1. Elect the following nominees as directors to serve for the ensuing year and until their respective successors are elected: Stephen J. Greathouse, Neil E. Jenkins, Michael J. Maples, Sr., Justin A. Orlando, Patrick J. Ramsey, Robert D. Repass, and Timothy S. Stanley;
2. Approve the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan;
3. Cast an advisory vote on executive compensation;
4. Ratify the appointment of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2012; and
5. Transact any other business that properly comes before the meeting.

The record date for the Annual Meeting is December 5, 2011. If you held shares of Multimedia Games Holding Company, Inc. at the close of business on that date, you are entitled to vote at the Annual Meeting. A complete list of shareholders entitled to vote will be available for inspection by any shareholder, for any purpose relating to the meeting, during normal business hours at our principal executive offices, 206 Wild Basin South, Building B, Austin, Texas, 78746, for ten days prior to the annual meeting.

Your vote is important. We encourage you to vote by proxy, even if you plan to attend the meeting.

By order of the Board of Directors,

Jerome R. Smith
Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 1, 2012

Our Notice of 2012 Annual Meeting of Shareholders, Proxy Statement and Annual Report to Shareholders are available at *www.proxyvote.com* or on the Company's website at *http://ir.multimediagames.com/annuals.cfm* in the "Investor Relations" section.
Information on our website, including information in other documents referred to in this Proxy Statement, does not constitute part of this Proxy Statement.

TABLE OF CONTENTS

MULTIMEDIA GAMES HOLDING COMPANY, INC.
206 WILD BASIN ROAD SOUTH, BUILDING B
AUSTIN, TEXAS 78746
(512) 334-7500

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 1, 2012

QUESTIONS AND ANSWERS ABOUT THE 2012 ANNUAL MEETING AND VOTING

Q. Why am I receiving these materials?

A. This Proxy Statement, the accompanying Notice of Annual Meeting of Shareholders and proxy card are being furnished to the shareholders by the Board of Directors of the Company to solicit your proxy to vote at the 2012 Annual Meeting of Shareholders to be held on February 1, 2012 at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

This Proxy Statement summarizes the information you need to vote at the 2012 Annual Meeting. You do not need to attend the meeting, however, to vote your shares. You may return the enclosed proxy card by mail. You may also vote by telephone or via the Internet, as detailed below. If your shares are held in "street name", you may have voting instructions enclosed, rather than a proxy card.

We will begin mailing this Proxy Statement, along with the proxy card and our Annual Report for the year ended September 30, 2011, on or about December 19, 2011.

We have requested that banks, brokerage firms and other nominees who hold common stock on behalf of the owners of the common stock (such stock is often referred to as being held in "street name") as of the close of business on December 5, 2011 forward these materials, together with a proxy card or voting instruction card, to those beneficial owners. We have agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. What materials am I receiving?

A. You are receiving:

1. this Proxy Statement for the 2012 Annual Meeting,
2. the proxy card or voting instruction form for the 2012 Annual Meeting, and
3. the Company's Annual Report on Form 10-K for the year ended September 30, 2011.

Q. What is the purpose of the 2012 Annual Meeting?

A. At the 2012 Annual Meeting, including any adjournment or postponement thereof, the shareholders of the Company will be asked to consider and vote upon four proposals:

1. Elect the following nominees as directors to serve for the ensuing year and until their respective successors are elected: Stephen J. Greathouse, Neil E. Jenkins, Michael J. Maples, Sr., Justin A. Orlando, Patrick J. Ramsey, Robert D. Repass, and Timothy S. Stanley;
2. Approve the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan;
3. Cast an advisory vote on executive compensation; and
4. Ratify the appointment of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2012.

Other than matters incident to the conduct of the 2012 Annual Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the 2012 Annual Meeting. If any other business is proposed and properly presented at the 2012 Annual

Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

Q. What does the Board recommend?
A. Our Board recommends that you vote:

- *"FOR"* the election of each of the named nominees to the Board;
- *"FOR"* the approval of the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan;
- *"FOR"* the approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement; and
- *"FOR"* the ratification of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2012.

Q. How do I attend the 2012 Annual Meeting? What do I need to bring?
A. All shareholders are invited to attend the 2012 Annual Meeting. To attend the 2012 Annual Meeting, you will need to bring an admission ticket, and you may be asked to provide valid photo identification.

- If you are a registered shareholder, the top half of your proxy card is your admission ticket.
- If you hold your shares through a broker or otherwise in street name, please bring a copy of the voting instruction form received from your broker, a brokerage statement reflecting ownership as of the record date December 5, 2011, a letter from your broker, or other evidence of stock ownership as of the record date.
- If you are an employee, you can show your employee badge.
- You can print an admission ticket at *www.proxyvote.com.*

If you are not a record date shareholder, you will be admitted to the 2012 Annual Meeting only if you have a legal proxy from a record date shareholder.

Please note that cameras, recording equipment and other similar electronic devices, large bags and packages will not be allowed into the meeting and will need to be checked at the door.

Q. Who is entitled to vote?
A. Record holders of common stock at the close of business on December 5, 2011 may vote at the 2012 Annual Meeting. On December 5, 2011, 27,088,543 shares of common stock were outstanding and eligible to vote. Each share of common stock is entitled to one vote on each matter submitted for shareholder approval. The shares of common stock in our treasury on that date will not be voted.

Q. How do I vote?
A. If you hold shares directly in your own name and are the holder of record, you have four voting options. You may vote using one of the following methods:

- **Internet**. You can vote over the Internet by accessing the website at www.proxyvote.com, and following the instructions on the website. Internet voting is available 24 hours a day until 11:59 pm Eastern Time on January 31, 2012. If you vote over the Internet, do not return your proxy card.
- **Telephone**. If you hold shares directly in your own name and are the holder of record, you can vote by telephone by calling the toll-free number (800) 690-6903 in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day until 11:59 pm Eastern Time on January 31, 2012.
- **Mail**. You can vote by mail by simply completing, signing, dating and mailing your proxy card in the postage-paid envelope included with this proxy statement.
- **In Person**. You may come to the 2012 Annual Meeting and cast your vote there. We will have ballots available at the meeting. We recommend that you vote by proxy even if you plan to attend the 2012 Annual Meeting so that your vote will be counted if you later

decide not to attend the 2012 Annual Meeting.

If your shares are held in street name, you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, if your broker allows, submit voting instructions by telephone or the Internet. If you provide specific voting instructions by mail, telephone or the Internet, your broker or nominee will vote your shares as you have directed. You may also cast your vote in person at the 2012 Annual Meeting, but you must request a legal proxy from your broker or nominee.

If you return your signed proxy card or use Internet or telephone voting before the 2012 Annual Meeting, we will vote your shares as you direct. You have three choices on each director nominee and the other matters to be voted upon. You may vote (or abstain) by choosing FOR, AGAINST or ABSTAIN.

If you are a shareholder of record and you return a proxy card through the mail, Internet or telephone but do not specify how you want to vote your shares, we will vote them FOR the election of the seven director nominees set forth in this Proxy Statement, FOR approval of the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan, FOR the compensation paid to our named executive officers, and FOR the ratification of the appointment of BDO USA LLP as our independent registered public accounting firm.

Q. What if I change my mind after I vote my shares?

A. If you are a shareholder of record, you can revoke your proxy at any time before it is voted at the 2012 Annual Meeting by:

- Sending written notice of revocation to the Corporate Secretary, Multimedia Games Holding Company, Inc., 206 Wild Basin Road South, Building B. Austin, Texas 78746;
- Submitting a properly signed proxy with a later date; or
- Voting by telephone or the Internet at a time following your prior telephone or Internet vote.

To be effective, we must receive the revocation of your vote at or prior to the 2012 Annual Meeting.

You also may revoke your proxy by voting in person at the 2012 Annual Meeting. You also may be represented by another person at the 2012 Annual Meeting by executing a proper proxy designating that person.

If your shares are held in street name, you should follow the instructions provided by your nominee.

Q. What does it mean if I receive more than one proxy card?

A. It means you have multiple accounts at the transfer agent and/or with banks or stockbrokers. Please vote all of your accounts. If you would like to consolidate multiple accounts at our transfer agent, please contact American Stock Transfer & Trust Co., LLC at (800) 937-5449.

Q. What will happen if I do not vote my shares?

A. If you do not vote according to the instructions described on your proxy card, your shares will not be voted. If your shares are held in street name, your brokerage firm may vote your shares on those proposals where it has discretion to vote. Under the rules of various securities exchanges, your nominee generally may vote on routine matters but cannot vote on non-routine matters. If you do not give instructions on how to vote your shares on a non-routine matter, your nominee will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares; this is generally referred to as a "broker non-vote." Of the proposals to be considered at the 2012 Annual Meeting, only the proposal to ratify the appointment of BDO USA LLP as our independent registered public accounting firm is considered a routine matter.

Q. How many shares must be present to hold the 2012 Annual Meeting?

A. At least one-half of Multimedia Games Holding Company, Inc.'s outstanding common shares as of the record date must be present at the 2012 Annual Meeting in order to hold the 2012 Annual

Meeting and conduct business. This is called a quorum. We will count your shares as present at the 2012 Annual Meeting if you:

- Are present and vote in person at the 2012 Annual Meeting; or
- Have properly submitted a proxy card or a voter instruction form, or voted by telephone or the Internet on a timely basis.

Q. How many votes are needed to approve each item?

A. All proposals, except the proposal to elect each of the named nominees to the Board, require the affirmative vote of a majority of votes cast (excluding abstentions) by shareholders entitled to vote and represented at the 2012 Annual Meeting in person or by proxy. For the proposal to elect each of the named nominees to the Board, directors will be elected if the votes cast "for" such nominee's election exceed the votes withheld from or cast "against" such nominee's election. In addition, adoption of the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan requires that the total number of shares that vote on the proposals represents a majority of the shares entitled to vote on the proposals.

If an incumbent director is not re-elected, the director must promptly offer his or her resignation to the board. The nominating and governance committee will then review and recommend to the board whether to accept or reject the resignation.

Q. How will voting on any other business be conducted?

A. We do not know of any business to be considered at the 2012 Annual Meeting of Shareholders other than the proposals described in this Proxy Statement. If any other business is presented at the 2012 Annual Meeting, your signed proxy card gives authority to Stephen J. Greathouse and Jerome R. Smith to vote on such matters in their discretion.

Q. How are the votes counted?

A. You are entitled to cast one vote for each share of common stock you own, and there is no cumulative voting.

Shares that constitute abstentions and broker non-votes will be counted as present at the 2012 Annual Meeting for the purpose of determining a quorum. For all proposals except the proposal to elect each of the named nominees to the Board, any shares not voted (whether by abstention, "broker non-vote" or otherwise) will have the effect of votes "AGAINST" the proposals. With respect to the proposal to elect each of the named nominees to the Board, any shares not voted (whether by abstention, "broker non-vote" or otherwise) will have no impact on the election of the members of the Board.

Q. Where do I find the voting results of the meeting?

A. We will publish the voting results in a current report on Form 8-K, which is due to be filed with the SEC within four business days of the 2012 Annual Meeting. You can also go to our website at *www.multimediagames.com*.

Q. How do I submit a shareholder proposal?

A. If you wish to submit a proposal for inclusion in our next Proxy Statement, we must receive the proposal on or before September 30, 2012. Please address your proposal to: Corporate Secretary, Multimedia Games Holding Company, Inc., 206 Wild Basin Road South, Building B, Austin, Texas 78746.

SOLICITATION OF PROXIES

We pay for preparing, printing and mailing this Proxy Statement, the Notice of Annual Meeting of Shareholders and the Annual Report. We have engaged Alliance Advisors for assistance in connection with the annual meeting at a cost of approximately $4,000 plus certain fees and reasonable out-of-pocket expenses. In addition to Alliance Advisors, our directors, officers and regular employees may, without additional compensation, solicit proxies personally or by e-mail, telephone, fax or special letter. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs of sending the proxy materials to our beneficial owners.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

SEC rules allow us to deliver a single copy of an annual report and proxy statement to any household at which two or more shareholders reside. We believe this rule benefits everyone. It eliminates duplicate mailings that shareholders living at the same address receive, and it reduces our printing and mailing costs. This rule applies to any annual reports, proxy statements, proxy statements combined with a prospectus and information statements.

If your household would like to receive single rather than duplicate mailings in the future, please write to Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or call 800-542-1061. Each shareholder will continue to receive a separate proxy card. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing shareholders to consent to such elimination, or through implied consent if a shareholder does not request continuation of duplicate mailings. Since not all brokers and nominees offer shareholders the opportunity to eliminate duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings from your broker to your household.

Your household may have received a single set of proxy materials this year. If you would like to receive another copy of this year's proxy materials, please write to our Corporate Secretary by mail 206 Wild Basin Road South, Building B, Austin, Texas 78746, or by telephone (512) 334-7500, or by email at investor.relations@mm-games.com.

ANNUAL REPORTS

Our 2011 Annual Report to Shareholders, which includes our consolidated financial statements for the fiscal year ended September 30, 2011, is available at *www.proxyvote.com* or on our website at *www.multimediagames.com* in the "Investor Relations" section. Otherwise, please call our Corporate Secretary at (512) 334-7500, or email investor.relations@mm-games.com, and a copy will be sent to you without charge. You may also request a free copy of our annual report on Form 10-K for the fiscal year ended September 30, 2011 by writing to the Corporate Secretary, Multimedia Games Holding Company, Inc., 206 Wild Basin Road South, Building B, Austin, Texas 78746.

YOUR VOTE IS IMPORTANT!

If you are a shareholder of record, please vote by telephone or the Internet or, if you received a printed copy of the proxy materials, sign and promptly return your proxy card in the enclosed envelope. If your shares are held in street name, you should follow the instructions provided by your nominee.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees and Vote Required to Elect Nominees

A board of seven directors is to be elected at the annual meeting. Our bylaws provide that in an uncontested election, directors will be elected to our Board of Directors if the votes cast "for" such nominee's election exceed the votes withheld from or cast "against" such nominee's election. See "Corporate Governance — Voting Standard for Director Elections" on page 14. Unless you otherwise instruct by marking your proxy card, the proxy holders will vote the proxies received by them FOR the election of each of the seven nominees named below. If any of the nominees is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee designated by our present Board of Directors to fill the vacancy. We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. The term of office of each person elected as a director will continue until the next annual meeting of shareholders or until his successor has been elected and qualified.

The following table sets forth the nominees, their ages, their principal positions and the year in which each became a director. Each of the nominees was recommended for selection by the Nominating and Governance Committee and approved by the unanimous vote of our independent directors.

Name of Nominee	Age	Positions and Offices	Director Since
Stephen J. Greathouse (3)(4)	60	Director, Chairman of the Board of Directors	2009
Neil E. Jenkins (1) (3)	62	Director	2006
Michael J. Maples, Sr. (1) (2)	69	Director	2004
Justin A. Orlando (2)	40	Director	2009
Patrick J. Ramsey	37	President, Chief Executive Officer and Director	2010
Robert D. Repass (1) (2)	51	Director	2002
Timothy S. Stanley (1) (3)	45	Director	2010

(1) Currently a member of the Nominating and Governance Committee (Mr. Stanley serves as Chairman of the committee).

(2) Currently a member of the Audit Committee (Mr. Repass serves as Chairman of the committee).

(3) Currently a member of the Compensation Committee (Mr. Jenkins serves as Chairman of the committee).

(4) Currently a member of the Regulatory Compliance Committee.

Stephen J. Greathouse has been a director since 2009 and was appointed Vice Chairman in March 2010 and Chairman in March 2011. Mr. Greathouse been involved in the Las Vegas hotel and gaming industry for more than 30 years and currently serves as a director of Stations Casinos, LLC, a privately held casino management group. Prior to his retirement, from 1997 to 2005, he served as Senior Vice President of Operations for the Mandalay Resort Group, a casino entertainment company. Prior to his time at Mandalay, in 1997, Mr. Greathouse served as President of Boardwalk Hotel & Casino, Las Vegas, a casino entertainment company, and from 1994 to 1997, he served as Chief Executive Officer and Chairman of the Board of Alliance Gaming Corporation (renamed "Bally Technologies, Inc." in 2006), a provider of gaming devices and systems ("Bally Technologies"). Mr. Greathouse spent 16 years with Harrah's Entertainment, Inc. (now known as Caesars Entertainment Corporation), a casino entertainment company ("Harrah's"), starting as a Race & Sports Book Manager in Reno and working his way up to President, Casino-Hotel Division. None of these companies are affiliates of the Company. Mr. Greathouse received a B.S. in Business Administration from the University of Missouri-Columbia. Our board of directors believes that Mr. Greathouse, who has significant experience in the gaming industry, including extensive leadership experience, brings valuable insight to the board of directors.

Neil E. Jenkins has been a director since October 2006 and serves as Chairman of the Compensation Committee. Since 2000, Mr. Jenkins has been an Executive Vice President and Secretary and the General Counsel for Lawson Products, Inc., a publicly traded industrial products company. Beginning in 1974, Mr. Jenkins began working in labor relations for Bally Manufacturing Corporation, the predecessor company to Bally Entertainment Corporation, a manufacturer of gaming units, and continued in the legal department, rising to the position of General Counsel, a capacity he served in from 1985 to 1992. In 1993, Mr. Jenkins became a member of the Executive Team of Bally Gaming International, Bally Manufacturing's gaming industry spin-off, where he helped coordinate business development, legal, and licensing matters. None of these companies are affiliates of the Company. Mr. Jenkins received a B.A. in Political Science from Brown University, a Juris Doctor degree from Loyola University Chicago School of Law, and a Master of Science degree in Financial Markets from the Center for Law & Financial Markets at the Illinois Institute of Technology. Our board of directors believes that Mr. Jenkins' extensive experience in the gaming industry and business development, legal, and licensing experience is valuable to the board of directors.

Michael J. Maples, Sr. has been a director since August 2004 and served as Chairman of the Board of Directors from April 2006 to March 2011. Prior to his retirement, Mr. Maples held various management positions at Microsoft Corporation ("Microsoft"), a software products and services company, from April 1988 to July 1995, including Executive Vice President of the Worldwide Products Group. As a member of the Office of the President at Microsoft, Mr. Maples reported directly to the Chairman. Previously, Mr. Maples served as Director of Software Strategy for International Business Machines Corp., a software products and services company, on the board of Motive, Inc., a service management software company, and on the board of PeopleSoft, Inc., a software company. Mr. Maples also currently serves on the boards of Lexmark International, Inc., a laser and inkjet printer company, and Sonic Corp., an operator and franchisor of drive-in restaurants. Mr. Maples is currently a member of the Board of Visitors of the Engineering School at the University of Oklahoma and the College of Engineering Foundation Advisory Council at the University of Texas at Austin. None of these companies are affiliates of the Company. Mr. Maples received a B.S. in Electrical Engineering from the University of Oklahoma and an MBA from Oklahoma City University. Our board of directors believes that Mr. Maples' extensive management and financial experience in technology companies and corporate governance experience through service on other boards is valuable to the board of directors.

Justin A. Orlando has been a director since 2009. Mr. Orlando is a managing director of Dolphin Limited Partnerships ("Dolphin"), a private investment management firm focused on investing in undervalued public companies across a diverse set of industries. Previously, from 1999 to 2002, Mr. Orlando was a member of the healthcare investment banking group of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") where he was involved in advisory work, financings, and control transactions. From 1996 to 1999, Mr. Orlando practiced corporate law with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss"), focusing on mergers and acquisitions and corporate finance transactions. Merrill and Paul Weiss are not affiliates of the Company. Dolphin is an affiliate of the Company, beneficially owning more than 5% of the outstanding shares of our common stock. For more information regarding Dolphin, please see "Ownership of Securities." Mr. Orlando received a B.A. in History from the University of Chicago and a Juris Doctor degree from the Columbia University School of Law. Our board of directors believes that Mr. Orlando's strategic, financial, and legal experience is valuable to the board of directors.

Patrick J. Ramsey became our President and Chief Executive Officer and was appointed to serve as a director in September 2010, after serving as the Interim President and Chief Executive Officer since March 2010 and Chief Operating Officer of the Company since September 2008. Previously, Mr. Ramsey was employed as the Vice President and Executive Associate to the Vice Chairman of Harrah's from November 2007 through September 2008, where he worked on domestic and international development, design and construction, and sports and entertainment. Prior to joining the corporate office of Harrah's in Las Vegas, Mr. Ramsey worked as the Vice President of Slot Operations, Slot Performance, and Security Operations at Caesars Atlantic City (May 2006-November 2007), a casino. Mr. Ramsey has held several other positions with Harrah's, including roles in the Central Division headquarters based in Memphis (November 2004-May 2006) and at several of the Chicagoland properties (June 2003-November 2004). None of these companies are affiliates of the Company. Mr. Ramsey received a B.A. in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University. Our board of directors believes that Mr. Ramsey, as President and CEO of the Company, is a critical member of the board of directors. His significant experiences at Harrah's, as well as leadership within the Company, are invaluable to the board of directors in setting direction and strategy for the Company.

Robert D. Repass has been a director since July 2002. In addition to his role as a director, Mr. Repass serves as Chairman of the Audit Committee and serves on the Nominating and Governance Committee. Mr. Repass is currently a partner with Maxwell, Locke & Ritter, an Austin based professional services firm. From April 2002 through February 2009, Mr. Repass was Senior Vice President and Chief Financial Officer of Motion Computing, Inc., a mobile computing company. From January 2002 until March 2002, Mr. Repass was a private consultant. From March 2000 until December 2001, Mr. Repass was a partner with TL Ventures, a Philadelphia based venture capital firm. Mr. Repass was the managing partner of the Austin office of PricewaterhouseCoopers, a global professional services firm, from December 1997 to March 2000. Mr. Repass has served on the Board of Directors and as Chairman of the Audit Committee of INX, Inc., a technology services company, since July 2011. From January 2003 until December 2005, Mr. Repass served on the Board of Directors and as the Chairman of the Audit Committee of Bindview Development Corporation, a software company. None of these companies are affiliates of the Company. Mr. Repass has over 29 years of public accounting, Securities and Exchange Commission and financial reporting experience. Mr. Repass received a B.S. in Accounting from Virginia Tech. Our board of directors believes that Mr. Repass, who is chair of the Audit Committee and an audit committee financial expert, brings an understanding of the operational and financial aspects of public companies in general, and of the Company's business in specific, to the board of directors.

Timothy S. Stanley has been a director since 2010. Mr. Stanley has over 20 years of business and technology leadership, and is currently the Senior Vice President of Enterprise Cloud Strategy and leads the CXO Strategic Advisors team at Salesforce.com, an enterprise cloud computing company. Mr. Stanley also serves as the President of Tekexecs, an executive advisory and consultancy firm, and Founder and CXO of Innovatects, a business innovation accelerator. Mr. Stanley is also an adjunct Professor for the Merage School of Business at the University of California Irvine. Previously, from December 2006 to January 2009, Mr. Stanley served as CIO and Senior Vice President of Innovation, Gaming and Technology for Harrah's. From January 2003 to December 2006, Mr. Stanley served as Chief Information Officer and Senior Vice President, Information Technology; and from February 2001 to January 2003 as Vice President, Information Technology. Prior to working at Harrah's Caesars, Mr. Stanley was a Partner leading the Travel and Entertainment practice for USWeb, an interactive agency and internet consulting firm; CIO & VP of Information Technology for National Airlines, an airline; startup CIO for jetBlue Airways, an airline; and led various other marketing, product, technology and services teams at Intel Corporation, a semiconductor manufacturer, Optima, a Swiss affiliate of KPMG, LLP, an international business consulting and services firm, and Kimberly-Clark Corporation, a global health and hygiene product manufacturing company, in the US and abroad. Mr. Stanley is currently an active member and investor with Tech Coast Angels, a leading angel investing group, and currently serves as Chairman of C2Rewards, a privately held loyalty and marketing technology startup, as an investor and advisory board member of Doppelgames, a privately held interactive entertainment startup, an investor and advisory board member of Pipeline Healthcare, a healthcare technology startup, and an investor and advisor for Fisker Automotive, a premium hybrid electric vehicle manufacturer. None of these companies are affiliates of the Company. Mr. Stanley received a B.S. in Engineering from the University of Washington, and a joint MBA / MOT degree in International Business & Technology Management from Arizona State University and Thunderbird Global School of Management. Our board of directors believes that Mr. Stanley's expertise in innovation is valuable to the board of directors as the Company continues to seek new ways to innovate.

Nominee Recommendations

All director nominees were approved by the Nominating and Governance Committee for inclusion in our proxy card for the annual shareholders meeting.

There are no family relationships among any of our executive officers and directors.

Agreement with Liberation Investments

Mr. Jenkins was originally appointed to our Board of Directors in October 2006, nominated for inclusion on the slate of candidates for election at the 2007 annual shareholders meeting and recommended by our Board of Directors to the shareholders for election at the 2007 annual meeting pursuant to an Agreement, dated October 24, 2006, by and among us and Liberation Investments, L.P., a Delaware limited partnership, certain entities affiliated with Liberation Investments, L.P., former director Emanuel Pearlman, an affiliate of Liberation Investments, L.P., and Mr. Jenkins. A copy of the agreement is attached as Exhibit 10.1 to a Current Report on Form 8-K filed by us with the Securities and Exchange Commission, or SEC, on October 26, 2006. The agreement does not require our Board of Directors' nomination of, or recommendation of a vote in favor of, Mr. Jenkins for election as a director at the 2012 annual shareholders meeting, and our Board of Directors' nomination and recommendation of Mr. Jenkins for election as a director at the 2012 annual shareholders meeting has not been made pursuant to any obligation arising under such agreement or any other agreement.

No Agreement with Dolphin Limited Partnership III, L.P.

There is no agreement or understanding between the Company and either Dolphin Limited Partnership III, L.P. or any member of the Dolphin group, including Dolphin Holdings III, to nominate or recommend a vote in favor of Mr. Orlando, or any particular individual, to our Board of Directors.

Recommendation of our Board of Directors

Our Board of Directors recommends that the shareholders vote "FOR" the nominees named above.

CORPORATE GOVERNANCE

Determination of Independence

Our Board of Directors has determined that Messrs. Greathouse, Jenkins, Maples, Orlando, Repass, and Stanley each qualify as "independent" directors under applicable Marketplace Rules of the Nasdaq Stock Market, Inc. currently in effect, or the Nasdaq Marketplace Rules. Therefore, a majority of the members of our Board of Directors are "independent" as such term is defined in the Nasdaq Marketplace Rules. In addition, our Board of Directors has reviewed and considered facts and circumstances relevant to the independence of such members and has determined that such members are independent.

The independent directors have committed to hold formal meetings, separate from management, at least four times a year.

Meetings of Our Board of Directors

During our fiscal year ended September 30, 2011, our Board of Directors held 12 meetings and acted by unanimous written consent two times. During that period, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors held during the period for which he was a director, and (ii) the total number of meetings held by all committees of our Board of Directors during the period that he served on such committees.

Committees of Our Board of Directors

Our Board of Directors has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Governance Committee. Currently, all of the members of each of our committees are "independent," as determined by our Board of Directors and in accordance with the Nasdaq Marketplace Rules. In addition, each member of the Audit Committee also satisfies the independence requirements of Rule-10A3(b)(1) of the rules promulgated under the Securities Exchange Act of 1934, as amended, or the 1934 Act.

Audit Committee. The Audit Committee is currently comprised of Messrs. Repass, Maples and Orlando, who are each "independent" directors, as required by Nasdaq Marketplace Rules and the rules of the SEC. Mr. Repass serves as the Chairman of the Audit Committee. The Audit Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy of the charter will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin, Texas 78746. The primary purpose of the Audit Committee is to assist our Board of Directors in monitoring:

- The integrity of our consolidated financial statements;
- The independent registered public accountants' qualifications and independence; and
- The performance of our independent registered public accountants.

The Audit Committee is also directly responsible for the appointment, compensation, retention, and oversight of the work of our independent registered public accountants, BDO USA, LLP, and the preparation of the Audit Committee Report, which is included elsewhere in this Proxy Statement. Our independent registered public accountants report directly to the Audit Committee.

The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to the filing of all periodic reports under the 1934 Act, and prior to the filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies, if any, in the design or operation of our internal controls.

All Audit Committee members also possess the level of financial literacy required by all applicable laws and regulations. Our Board of Directors has determined that at least one member of the Audit Committee, Mr. Repass, is a "financial expert," and that Mr. Repass is "independent" as defined by the rules and regulations of the Nasdaq Marketplace Rules and the SEC. The Audit Committee Charter has been amended to specifically state all of the Audit Committee responsibilities set forth in Rule 10A-3(b)(2), (3), (4) and (5) of the rules and regulations promulgated under the 1934 Act. The Audit Committee met nine times during our fiscal year ended September 30, 2011.

Compensation Committee. The Compensation Committee currently is comprised of Messrs. Jenkins, Greathouse and Stanley, who are each "independent" directors, as required by Nasdaq Marketplace Rules. Mr. Jenkins serves as the Chairman of the Compensation Committee. The Compensation Committee is charged with the responsibility of determining (or recommending to the members of our Board of Directors, or independent members of our Board of Directors, as appropriate, to determine) the compensation of all executive officers, including our Chief Executive Officer, and directors.

All members of the Compensation Committee meet the test for independence set forth in the Nasdaq Marketplace Rules. The Compensation Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy of the charter of the Compensation Committee will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin, Texas 78746. During our fiscal year ended September 30, 2011, the Compensation Committee met four times to discuss Company compensation programs and issues and acted by unanimous written consent six times.

The Compensation Committee has overall responsibility for the approval of executive and director compensation programs that are appropriate, consistent with its compensation philosophy, and support the Company's business goals and objectives. Specifically, the Compensation Committee has authority and responsibility for the review, evaluation and approval of the compensation structure and levels for all of the executive officers. The Compensation Committee also approves all employment, severance, or change-in-control agreements, and special or supplemental benefits or provisions applicable to executive officers. The Compensation Committee is also responsible for reviewing and making periodic recommendations to the Board regarding the compensation of directors. The Compensation Committee has the sole authority to retain or terminate any consulting firm used to evaluate director, CEO or executive compensation, and to determine and approve the terms of engagement the fees and costs for such engagements.

Each year, the Compensation Committee reviews the compensation recommendations submitted by the Chief Executive Officer. In general, the Chief Executive Officer's recommendations consider the following:

- Performance versus stated individual and Company business goals and objectives;
- Internal equity (i.e., considering the pay for similar jobs and jobs at different levels within the Company) and the critical nature of each executive officer to the Company's past and future success;
- The need to retain talent; and
- The compensation history of each executive officer, including the value and number of equity awarded in prior years.

The Compensation Committee believes that input from management provides useful information and perspective to assist the Compensation Committee with the determination of its own views on compensation. Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of the executive officers from management, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

In making decisions on each executive officer's compensation, the Compensation Committee considers the nature and scope of all elements of the executive officer's total compensation package, the executive officer's responsibilities, and the competitive posture of the executive officer's current compensation. The Compensation Committee also evaluates each executive officer's performance through reviews of objective results (both Company and individual results), reports from the Chief Executive Officer and other senior management regarding the executive's effectiveness in supporting the Company's key strategic, operational and financial goals and, in some cases, personal observation.

The base salary and bonus opportunity of our Chief Executive Officer and our other NEOs, as defined on page 34, are set forth in their respective employment agreements, as may be raised from time to time in the Compensation Committee's discretion. With respect to the compensation of the Chief Executive Officer, the Compensation Committee is responsible for the periodic review and approval of his total compensation, including annual incentive bonus structure and equity-based incentive compensation. The Compensation Committee also develops annual performance goals and objectives, and conducts an evaluation of the Chief Executive Officer's performance relative to these goals and objectives. On a discretionary basis the Compensation Committee considers and discusses the Chief Executive Officer's compensation in executive session without the Chief Executive Officer present.

Nominating and Governance Committee. The Nominating and Governance Committee is currently comprised of Messrs. Stanley, Jenkins, Maples and Repass. Mr. Stanley serves as the Chairman of the Nominating and Governance Committee. The primary purpose of the Nominating and Governance Committee is to identify and recommend to our Board of Directors individuals who are qualified to become members of our Board of Directors and the committees of our Board of Directors. The Nominating and Governance Committee is also responsible for recommending to our Board of Directors corporate governance principles, providing oversight of the annual performance review process of our Board of Directors and the committees of our Board of Directors, and facilitating interaction between our management and our Board of Directors and committees of our Board of Directors.

All members of the Nominating and Governance Committee meet the test for independence set forth in the Nasdaq Marketplace Rules. The Nominating and Governance Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy of the charter of the Nominating and Governance Committee will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin Texas 78746. The Nominating and Governance Committee met five times during our fiscal year ended September 30, 2011.

Director Nominations

Our directors play a critical role in guiding our strategic direction and overseeing the management of our business. The Nominating and Governance Committee's goal is to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience. All Board of Director candidates, including those candidates recommended by shareholders, are considered based upon various criteria, such as their business and professional skills and experiences, personal and professional ethics, integrity and values, long-term commitment to representing the best interests of our shareholders and inquisitive and objective perspective and mature judgment. Additionally, director candidates must have sufficient time available to perform all Board of Directors and committee responsibilities. When reviewing potential director candidates, the Nominating and Governance Committee considers the following factors:

- The appropriate size of our Board of Directors and its committees;
- The perceived needs of our Board of Directors for individuals with particular skills, background, and business experience;
- The skills, background, reputation, and business experience of nominees in relation to the skills, background, reputation, and business experience already possessed by other members of our Board of Directors;
- Nominees' independence from management;
- Nominees' experience with accounting rules and practices;
- Nominees' background with regard to executive compensation;
- Applicable regulatory and listing requirements, including independence requirements and legal considerations;
- The benefits of a constructive working relationship among directors; and
- The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Governance Committee generally believes that the Board of Directors benefits from diversity of background, experience and views among its members, and considers this as a factor in evaluating the composition of the Board of Directors, but has not adopted any specific policy in this regard. The Nominating and Governance Committee may also consider from time to time, such other factors as it may deem to be in the best interests of our business and shareholders. Other than considering the factors listed above, we have no stated minimum criteria for director nominees. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Board of Directors to meet the criteria for an "Audit Committee financial expert" as defined by SEC rules, and that a majority of the members of our Board of Directors meet the definition of "independent" director under the Nasdaq Marketplace Rules.

The Nominating and Governance Committee will review the qualifications and backgrounds of the current directors, as well as the overall composition of our Board of Directors, and recommend to our full Board of Directors the slate of directors to be nominated for election at the annual meeting of shareholders. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Governance Committee reviews such directors to determine whether to recommend these directors for re-election. In the case of new director candidates, the questions of independence and financial expertise are important to determine what roles can be performed by the candidate, and the Nominating and Governance Committee determines whether the candidate meets the independence standards set forth in the Sarbanes-Oxley Act of 2002, and SEC and the Nasdaq Marketplace Rules, and the level of the candidate's financial expertise. Candidates for nomination as director come to the attention of the Nominating and Governance Committee from time to time through incumbent directors, management, shareholders, or third parties. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Governance Committee.

Pursuant to the Nominating and Governance Committee Charter, the Nominating and Governance Committee will consider nominees recommended by shareholders. Any shareholder wishing to recommend a director candidate for consideration by the Nominating and Governance Committee must provide written notice as set forth below under the section titled "Deadline for Receipt of Shareholder Proposals for 2013 Annual Meeting."

Director Attendance at Annual Meetings

Our policy is that all directors attend our annual meetings of shareholders either in person or telephonically. We take great care in scheduling meetings at times when all of our directors are available to attend such meetings either in person or telephonically. At our last annual shareholders meeting, which was held on March 22, 2011, all of our then-current directors attended in person.

Voting Standard for Director Elections

Our Bylaws require that a director nominee will be elected to the Board if the votes cast "for" such nominee's election exceed the votes withheld from or cast "against" such nominee's election. Additionally, in accordance with the voting standard and resignation requirement, each nominee who is standing for reelection at the annual meeting has tendered an irrevocable resignation from our Board of Directors that will take effect if the nominee does not receive the required vote and our Board of Directors accepts the resignation. If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by our Board of Directors. Our Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and Board of Directors may consider any factors they deem relevant in deciding whether to accept a director's resignation. If our Board of Directors accepts the resignation, the nominee will no longer serve on our Board of Directors, and if our Board of Directors rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal.

Shareholder Communications with Our Board of Directors

Shareholders may communicate with our Board of Directors by transmitting correspondence by mail to the address below, or electronically through the "Investor Relations – Corporate Governance Communications" form located on our website, www.multimediagames.com.

Multimedia Games Holding Company, Inc.
ATTN: Chairman of the Board of Directors
206 Wild Basin Road South, Building B
Austin, Texas 78746

The communications will be transmitted to the appropriate leadership of our Board of Directors as soon as practicable, unless our Corporate Secretary, in consultation with our legal counsel, determines there are safety or security concerns that mitigate against further transmission of the communication. Our Board of Directors shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our officers, directors, and employees and which includes a separate, additional Code of Ethics for our principal executive officer, principal financial officer, and principal accounting officer. This code, including the separate, additional code for our principal executive officer, principal financing officer, and principal accounting officer, is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin, Texas 78746. If we make any amendments to this code other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of the code to our principal executive officer, principal financial officer, principal accounting officer, or controller, or other persons performing similar functions that requires disclosure by law or Nasdaq listing standard, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended September 30, 2011, the Compensation Committee of our Board of Directors consisted of Mr. Jenkins, Mr. Greathouse and Mr. Stanley. None of these individuals has served at any time as an officer or employee of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. In addition, none of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of the Company or member of the Compensation Committee during the fiscal year ended September 30, 2011.

Board Leadership Structure and Role in Risk Oversight

The Company is managed by a President and Chief Executive Officer that is separate from the Chairman of the Board. The Board of Directors has determined that its leadership structure is effective to create checks and balances between the executive officers of the Company and the Board of Directors. Our Board's role in risk oversight is consistent with our Board's leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing our risk exposure and our board and committees providing oversight in connection with those efforts. The Board of Directors is actively involved in overseeing all material risks that face the Company. The Board of Directors administers its oversight functions by reviewing the operations of the Company, by overseeing the executive officers' management of the Company, and through its risk oversight process.

Risk Oversight Process

Our Board of Directors has the primary responsibility for risk oversight of the Company as a whole. However, the Board of Directors has delegated primary oversight responsibility to the Audit Committee. The Audit Committee is responsible for overseeing risks associated with financial and accounting matters, including compliance with all legal and regulatory requirements and internal control over financial reporting. In addition, the Audit Committee has oversight responsibility for the Company's overall business risk management process, which includes the identification, assessment, mitigation and monitoring of key business risks on a company-wide basis. The Company performs internal audits through the finance department. The Audit Committee has requested that the internal auditor provide a report on the Company's internal audit activities, including key business risks and evaluations and assessments of internal controls and procedures.

The Board of Directors has also charged the Company's Regulatory Compliance Committee, also known as the Compliance Committee, with identifying and evaluating situations arising in the course of the Company's business that might adversely affect the objectives of gaming control. Generally speaking, a situation adversely affects the gaming control objectives if it adversely affects the public faith in the ability of any appropriate gaming regulatory system to ensure that licensing gaming is conducted honestly and competitively and that gaming is free from criminal and corruptive elements.

The Compliance Committee is comprised of one independent director from the Company's Board of Directors and two independent members not otherwise affiliated with the Company. Our President and Chief Executive Officer generally attends meetings of the Compliance Committee and the Compliance Committee is advised by our General Counsel and Chief Compliance Officer. The Compliance Committee generally meets quarterly and reviews and investigates all information, whether brought to the Compliance Committee's attention or discovered by the Compliance Committee, concerning activities that might constitute any event, circumstance or activity that adversely affects the objectives of gaming control or violations of the Company's compliance policies. After review of the information, the Compliance Committee formulates a recommendation to management regarding a course of action to appropriately address the specific event, transaction, circumstance, or situation. Although the Compliance Committee does not have authority to make or override policies, procedures or management decisions of the Company, the Compliance Committee must refer any compliance issues that it feels are not adequately addressed to the Board of Directors for further consideration. The Compliance Committee is not intended to displace either the Board of Directors or the executive officers' decision-making authority, but is intended to be an advisory body to better ensure that the Company's goals of avoiding unsuitable situations and in entering into relationships exclusively with suitable persons remains satisfied.

The Board of Directors has also charged the Company's SEC Disclosure Committee with ensuring that senior management and the Board of Directors are informed about material information regarding the Company's business.

Compensation Risk Assessment

The Compensation Committee and management have considered whether the Company's compensation programs for employees create incentives for employees to take excessive or unreasonable risks that could materially harm the Company. The Compensation Committee believes that our compensation plans are typical for our industry and that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee believes that the Company's bonus, stock options and other equity incentives, and the proposed long term incentive program provide some degree of risk, but feel that these risks are properly mitigated. Our stock options typically vest over a multi-year period, and our stock options remain exercisable from seven to ten years from the date of grant, encouraging participants to look to long-term appreciation in equity values. Additionally annual non-sales bonus payouts are (i) based upon a plan design and performance targets for revenue and operating income and other metrics which are pre-approved by the Compensation Committee at the beginning of every year, (ii) capped, and (iii) do not guarantee a minimum bonus payout. Our proposed long term incentive program payments are also based on long term metrics preapproved by the Compensation Committee and designed to encourage participants to look to long-term appreciation in equity values.

PROPOSAL TWO

APPROVAL OF THE MULTIMEDIA GAMES HOLDING COMPANY, INC. 2012 EQUITY INCENTIVE PLAN

Proposal

On December 14, 2011, our Board of Directors adopted, subject to shareholder approval, the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan (the "Plan"), which is attached to this Proxy Statement as Appendix A. The Plan, including a Long Term Incentive Program, is designed to attract, retain and motivate selected employees and independent contractors, consultants and members of our Board of Directors, and to focus the foregoing on attainment of the long-term metrics of the Company, through the grant of long-term equity, equity-based and cash awards. At the 2012 Annual Meeting, our shareholders are being asked to approve the adoption of the Plan.

Discussion of Proposal

Our Board of Directors previously adopted, and on March 23, 2010 our shareholders approved, our Consolidated Equity Incentive Plan (the "Consolidated Plan"). The Consolidated Plan is set to terminate on March 23, 2012, and thereafter, the shares available under the Consolidated Equity Incentive Plan will be cancelled and no longer available for grant. The purpose for adopting the Plan is to enable us, following the termination of the Consolidated Plan, to continue to provide an equity incentive plan to assist us in attracting and retaining key employees and key independent contractors, consultants and members of our Board of Directors and to provide long term incentives to the foregoing. The Board of Directors also is seeking the approval of the Plan by the shareholders to ensure compliance with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

We are seeking approval for 1,900,000 shares to be made available for issuance under the Plan. In addition to this maximum, the Plan provides that equity awards other than options and stock appreciation rights ("SARs") will be counted against the Plan share pool in a ratio of 1.58 to 1. For example, if we grant 1,000 shares of restricted stock (whether time-vested or performance-based vested), we would reduce the number of shares available under the pool by 1,580. The amount of shares will be subject to adjustment in the event of stock splits, stock dividends, mergers or other changes in our capitalization. As of December 12, 2011, the market value of the 1,900,000 shares proposed to be made available under the Plan was $14,687,000. Cash payments, if any, received by us under the Plan will be used for general corporate purposes.

In general, Section 162(m) of the Code denies a publicly-held corporation a deduction for federal income tax purposes for compensation in excess of $1 million per year paid to our chief executive officer and the three other officers whose compensation is disclosed in our annual proxy statement, other than our principal financial officer, subject to certain exceptions. One of these exceptions is for qualified performance based compensation. Under this exception, income recognized upon the exercise of a stock option will not be subject to the Section 162(m) deduction limit if the stock option was issued under a plan approved by shareholders. In addition, the option must be issued under a plan that provides a limit to the number of shares that may be issued under the plan to any one individual. In accordance with Code Section 162(m), no more than 950,000 shares may be granted under the Plan in any one calendar year to any one employee. Further, performance bonuses may also fall within an exception if the parameters of the bonus are approved by the shareholders. The shareholders are thus being asked to approve the Plan to qualify under the exception for performance based compensation under Section 162(m) of the Code.

Description of the Plan

The following is a summary of the principal features of the Plan. This summary, however, does not purport to be a complete description of the Plan. It is qualified in its entirety by reference to the full text of the Plan. A copy of the Plan has been filed with this Proxy Statement, and any shareholder who wishes to obtain a copy of the Plan may do so by written request to the Company's General Counsel, at our headquarters in Austin, Texas.

General

The purpose of the Plan is to assist us in attracting and retaining key employees, and also independent contractors, non-employee directors and consultants, and to give such persons a greater proprietary interest in, and closer identity with, us and our financial success, including on a long term basis. The Plan authorizes us to make grants ("Awards") of incentive stock options (within the meaning of Section 422 of the Code), non-qualified (or non-statutory) stock options (the incentive and non-qualified stock options issued under the Plan are referred to collectively as "options"), restricted stock, SARs, dividend equivalents, other stock-based awards, performance awards and cash awards. Unless earlier terminated by our Board of Directors or shareholders, the Plan will terminate on December 14, 2021.

Administration of the Plan

The Plan is administered by a committee of our Board of Directors consisting of two or more non-employee Board members. The committee has the discretion to delegate some or all of its duties (except the selection and awarding of Awards to Section 16 officers) to the chief executive officer or other senior officers. The committee, or its delegates (except as to Section 16 officers), has complete discretion to determine who will be recipients of Awards under the Plan and to establish the terms, conditions and limitations of each Award (subject to the terms of the Plan and the applicable provisions of the Code), including the type and amount of the Award, the number of shares of common stock to be subject to options or restricted stock, the amount of cash to be included in the Award, and the date or dates upon which options or restricted stock become exercisable or vested, or upon which any restrictions applicable to any common stock included in the Award lapse. The committee also has full power to construe and interpret the Plan and the Awards granted under the Plan, and to establish rules and regulations necessary or advisable for its administration. The determination of the committee with respect to any matter under the Plan to be acted upon by the committee is final and binding.

Awards under the Plan may be granted only to our (or our subsidiaries') eligible employees and key non-employees (non-employee directors, independent contractors or other consultants). The committee will determine whether a particular non-employee qualifies as a "key non-employee." Awards may be granted to a prospective employee, conditioned upon such person becoming an employee.

Our Board of Directors may amend the Plan in any respect, except that amendments will be subject to the approval of our shareholders if such shareholder approval is required by the Code, any federal or state law or regulation, the rules of any stock exchange or automated quotation system on which our shares may be listed or quoted, or if our Board of Directors, in its discretion, determines to submit such changes to our shareholders for approval. Further, the Plan does not permit, absent the approval of our shareholders: (i) Awards which have an exercise price to be granted that is less than the fair market value of a share of our common stock on the date of grant, nor (ii) the repricing of options or SARs or the exchange of underwater options or SARs for cash or other awards.

Terms and Conditions of Awards under the Plan

Awards under the Plan may consist of any combination of one or more incentive or non-qualified options, restricted stock, SARs, dividend equivalents, other stock-based awards, performance awards or cash awards, on a stand alone, combination or tandem basis. The committee may specify that Awards other than options will be issued in cash, shares of common stock, or a combination of cash and common stock.

The committee is permitted to cancel any unexpired, unpaid, unexercised or deferred Awards at any time if a participant is not in compliance with the applicable provisions of his or her Award agreement or the Plan. Unless otherwise described below for options, or as may be provided in an individual Award agreement, all unexpired, unpaid, unexercised or deferred Awards will be canceled immediately if a participant ceases his or her service with us and our subsidiaries, except for (a) retirement under one of our retirement plans, (b) retirement in our best interest (as determined by our chief executive or other designated senior officer), or (c) termination of the participant's employment upon his or her death or disability. Upon retirement under one of our retirement plans or termination in our best interests, the committee may permit Awards to continue, and may accelerate exercisability and vesting. Upon the death or disability of a participant, his or her estate or beneficiaries (or the participant in the case of disability) may exercise or receive benefits under the Award until the original expiration date, if any, as provided in the Award (or within one year in the case of options) and the committee may in its discretion accelerate the vesting or terminate the restrictions to which the Award is subject.

Upon any change in the nature or number of our outstanding shares of common stock due to a stock split, stock dividend, merger, reorganization or similar event, adjustments will be made to the numbers of shares and the applicable exercise and base prices under outstanding Awards to prevent dilution or enlargement of the Awards previously granted. Shares subject to Awards may be delivered or withheld by us in connection with the exercise of options, the settlement of SARs or the payment of required withholding taxes. Shares that are delivered to, or withheld by, us under an Award may not be reissued under the Plan.

Both incentive and non-qualified options may be granted pursuant to the Plan. Both incentive and non-qualified options must have an exercise price per share equal to at least the fair market value of a share at the time the Award is granted. As required by the Code, if an incentive option is granted to any participant who owns more than ten percent of the voting power of our stock (a "Significant Stockholder"), then the exercise price per share to such participant will be not less than one hundred ten percent (110%) of fair market value on the date of grant. Fair market value equals the closing sales price of the common stock on the date of grant. The maximum term of all incentive options granted under the Plan is ten years. (Incentive options granted to a Significant Stockholder have a maximum term of five years.) The term of non-qualified options may be set by the committee in its discretion. No options may be granted more than ten years from the date the Plan was adopted. Except as otherwise determined by the committee, all options are non-transferable and may be exercised during a participant's lifetime only by the participant. The aggregate number of shares as to which incentive options may be granted from time to time under the Plan shall not exceed 950,000.

At the time an option is granted, the Award Agreement will specify the date or dates upon which the option, or portion of the option, becomes exercisable and/or vested. The permissible manner of payment for the purchase price upon exercise of the option (such as cash, check, the transfer of previously owned, fully paid shares, or through a "cashless" exercise) will be set by the committee in the particular Award agreement or by general rules.

A participant who ceases to be our employee or key non-employee for any reason other than death, disability or termination "for cause" will be permitted to exercise any option, to the extent it was exercisable on the date of such cessation, but only within ninety (90) days of such cessation. A participant who is terminated for "cause," as defined in the Plan, will immediately lose all rights to exercise any options. If a participant dies, his or her estate or personal representative may exercise the option, to the extent it was exercisable on the date of death. If a participant becomes permanently disabled, he or she may exercise an option to the extent it was exercisable at the time of the onset of the disability. In the case of either death or disability, the option must be exercised within twelve (12) months after the date of death or onset of disability, and prior to the original expiration date of the option, and the committee may accelerate the date on which the restrictions lapse or vesting occurs.

The committee may award shares of common stock (or grant an Award denominated in units of common stock) on a restricted basis. The terms of a restricted stock award, including the consideration, if any, to be paid by the participant to acquire the stock, will be determined by the committee at the time the Award is made and will be described in the Award agreement. The restrictions will lapse over such period of time, or based upon such performance criteria, as the committee may determine at the time of the award. After the restricted stock is awarded, the participant will be a shareholder with respect to such stock, and will have rights to vote and receive dividends with respect to such stock. Shares of restricted stock may not be transferred, assigned or pledged prior to the lapse of the applicable restrictions. The committee, in its discretion, may accelerate the date on which the restrictions lapse or vesting occurs.

The committee may award SARs either alone, in tandem or in combination with an option or other Award. An SAR will permit the participant to receive, upon exercise, cash or shares of common stock equal in value to the excess of the fair market value of a share of common stock as of the exercise date over the base price set by the committee at the time the SAR is granted, multiplied by the number of shares of common stock then being exercised under the SAR. The base price will be at least the fair market value of a share of common stock on the date of grant. SARs will become exercisable upon the date or dates, or the occurrence of the events, set by the committee at the time of grant. An SAR may only be exercised by the participant or, if applicable, by the participant's personal representative.

The committee may award other stock-based awards, as well as performance awards or cash awards, under the Plan, subject to restrictions and conditions and other terms as determined by the committee at the time of the Award. The committee may use business criteria and other measures of performance it deems appropriate in establishing any performance conditions. The committee shall, with respect to any award granted to a "covered employee" within the meaning of Section 162(m) of the Code, base performance goals on one or more of the following business criteria for the Company on a consolidated basis and/or one of our subsidiaries (except with respect to the total shareholder return and earnings per share criteria): (a) total shareholder return; (b) such total shareholder return as compared to the total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 or the Nasdaq-U.S. Index; (c) stock price; (d) net income or net operating income; (e) pre-tax earnings or profits; (f) EBIT or EBITDA; (g) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (h) operating margin; (i) earnings per share or growth in earnings per share; (j) return on equity; (k) return on assets or capital; (l) return on investment; (m) operating income, excluding the effect of charges for acquired in-process technology and before payment of executive bonuses; (n) earnings per share, excluding the effect of charges for acquired in-process technology and before payment of executive bonuses; (o) working capital; (p) sales; (q) gross or net revenues or changes in gross or net revenues; (r) market share or market penetration with respect to designated products and/or geographic areas; (s) reduction of losses, loss ratios or expense ratios; (t) cost of capital; (u) debt reduction; (v) satisfaction of business expansion goals or goals relating to acquisitions or divestitures; and/or (w) employee turnover. The committee may exercise its discretion to increase or decrease the amounts payable under any Awards subject to performance conditions, except as otherwise may be limited in the case of a performance award intended to qualify under Code Section 162(m). No "covered employee" may receive a performance Award in excess of $5,000,000 during any three (3) year period. These Awards will be subject to cancellation or forfeiture upon the terms set forth above.

Plan Benefits

All Awards under the Plan are made at the discretion of the Compensation Committee. Under the Plan, the Compensation Committee awarded, subject to shareholder approval of this Proposal No. 2, long-term performance based share awards and long-term performance based cash awards as the Long Term Incentive Program ("LTIP") portion of our executive compensation program beginning in fiscal year 2012. These awards will be measured over a three year period beginning on October 1, 2011 and ending on September 30, 2014. The table below shows, as to, (i) each of our executive officers named in the Summary Compensation Table of the "Compensation Discussion and Analysis" section of this Proxy Statement; (ii) any new executive officer in fiscal year 2012; and (iii) the various indicated groups, the aggregate number of shares of our common stock subject to performance-based shares and the performance-based cash awards under the LTIP which were approved by our Compensation Committee, subject to the approval of the Plan by our shareholders, for issuance at the end of fiscal year 2014, if certain financial and operational metrics are attained (see Footnote 1 below). All other future benefits under the Plan are discretionary and cannot be determined at this time and we have not included a table reflecting such benefits or Awards.

Name and Position	**Number of Performance-Shares To Be Granted**[1]	**Dollar Value ($) of Performance Shares**[2]	**Cash Awards**[3]
Patrick J. Ramsey *President and Chief Executive Officer*	60,000	$463,800	$1,000,000
Adam Chibb *Senior Vice President, Chief Financial Officer*	35,000	$270,550	$500,000

Jerome R. Smith *Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary*[4]	35,000	$270,550	$333,333
Mick D. Roemer *Senior Vice President of Sales*	35,000	$270,550	$333,333
Joaquin J. Aviles *Vice President of Technology*	35,000	$270,550	$333,333
Uri L. Clinton *Former Senior Vice President, General Counsel and Corporate Secretary*[4]	0	$0	$0
All current executive officers as a group (5 persons)	200,000	$1,546,000	$2,499,999
All current non-employee directors as a group	0	$0	$0
Non-executive officer employee group	62,500	$483,125	$375,000

(1) Awards reflect performance share grants which may be earned over a three year performance cycle commencing October 1, 2011 and ending on September 30, 2014 upon the achievement of certain average stock prices for our common stock, based incrementally on the compounded annual growth rate of our common stock, with 50%, 75% and 100% of the performance share awards being granted based on the achievement of certain average increasingly higher stock prices (each, a "Trigger Price") measured over the last three months of the performance cycle. In addition, the awards shall be issued at the applicable percentage levels in the event of a change in control at a price per share at or above the applicable Trigger Price prior to the expiration of the performance cycle. The amounts shown are at the 100% level; the actual amount could be less depending on the specific Trigger Price. All performance shares are fully vested if and when issued.

(2) Based upon the fair market value of a share of our common stock on December 12, 2011.

(3) Reflects the value of the cash award that will be received by the employee if certain target levels of earnings per share and revenues, as measured over the three year performance cycle (October 1, 2011 to September 30, 2014), are attained. Actual awards may be greater if the targets are exceeded (up to a specified maximum) or less if targets are not achieved (subject to a specified minimum level of performance). If the maximum goals are attained, Mr. Ramsey's cash award will be $2,000,000; Mr. Chibb's award will be $1,000,000 and each of the other named executive officers (other than Mr. Clinton) will receive $666,666. If the minimum performance goals are attained, Mr. Ramsey's award will be $500,000; Mr. Chibb's award will be $250,000 and each of the other named executive officers (other than Mr. Clinton) will receive $166,667. In the event of a change in control prior to the expiration of the performance period, the awards shall be paid out at the target level.

(4) Mr. Smith was appointed Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, effective October 7, 2011, to succeed Mr. Clinton, who resigned effective October 7, 2011.

Please see the "Summary Compensation Table" and the "Grant of Plan-Based Awards in our Fiscal Year Ended September 30, 2011" table appearing elsewhere in this Proxy Statement for information regarding Awards to our named executive officers during our fiscal year ending September 30, 2011.

Federal Income Tax Effects

The following is a brief summary of some of the federal income tax consequences of certain transactions under the Plan based on the federal income laws currently in effect. This summary is not intended to be complete and does not describe state or local tax consequences. It is not intended as tax guidance to the participants in the Plan.

Under the Code, as presently in effect, the grant of an option or SAR at fair market value or the award of restricted stock under the Plan will not generate federal income to a participant or a deduction to the Company.

Upon exercise of a non-qualified option or an SAR, the participant will normally be deemed to have received ordinary income in an amount equal to the difference between the exercise price for the option and the fair market value of our common stock on the exercise date or, in the case of an SAR, equal to the amount of payment received from us (less any exercise price, if applicable). We will be entitled to a tax deduction in the same amount as is recognized by the participant and at the same time, provided we include and report such amounts on a timely filed Form W-2 or Form 1099-MISC (or similar such IRS form filing). Upon a disposition of shares acquired upon exercise of a non-qualified option, any amount received in excess of the fair market value of the shares at the time of exercise of the option generally will be treated as long-term or short-term capital gain, depending on the holding period of the shares. We will not be entitled to any tax deduction upon such subsequent disposition.

In the case of incentive options, the participant typically recognizes no ordinary income on the date of grant or exercise. If the participant holds the stock acquired through exercise of an incentive option for one year from the date of exercise and two years from the date of grant, the participant will thereafter recognize long-term capital gain or loss upon a subsequent sale of the stock, based on the difference between the incentive option's exercise price and the sale price. If the stock is sold before the requisite holding period, the participant will recognize ordinary income based upon the difference between the exercise price and the lesser of the sales price or the fair market value upon the date of exercise. We generally will be allowed a business expense deduction only if, and to the extent, the participant recognizes ordinary income.

For Awards of restricted stock, the fair market value of the stock is not taxable to the participant as ordinary income until the year the participant's interest is freely transferable or no longer subject to a substantial risk of forfeiture. Section 83 of the Code, however, permits a participant to elect to have the fair market value of the stock taxed as ordinary income in the year the Award is received. Dividends on restricted stock are treated as ordinary income at the time paid. We generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant.

Upon the receipt of a performance or cash Award, the participant will recognize ordinary income equal to the amount of the Award, which amount will be includable in the participant's taxable income in the year such Award is paid. We will be entitled to a deduction in the same year equal to the amount of the Award.

Awards under the Plan may be subject to a 20% penalty tax, in addition to ordinary income tax, at the time the Award becomes vested, plus interest, if the Award constitutes deferred compensation under Section 409A of the Code and the requirements of Section 409A of the Code are not satisfied. Section 409A of the Code does not apply to options (so long as they are granted at an exercise price which is at least equal to the fair market value of a share of our common stock on the date of grant) and restricted stock provided there is no deferral of income beyond the vesting date. Section 409A of the Code also does not cover SARs if the exercise price of the SAR is not less than the fair market value of a share of our common stock on the date of grant and there are not any features that defer the recognition of income beyond the exercise date.

Vote Required

The affirmative vote of the holders of the majority of the shares entitled to vote on, and who vote for, against, or expressly abstain with respect to Proposal Two, is required to approve adoption of the Plan.

Recommendation of our Board of Directors

Upon the recommendation of the Compensation Committee, our Board of Directors recommends that the shareholders vote "FOR" the approval of the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan.

PROPOSAL THREE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background of the Proposal

The Dodd-Frank Act requires all public companies, beginning with their shareholder meetings on or after January 21, 2011, to hold a separate non-binding, advisory shareholder vote to approve the compensation of executive officers as described in the Compensation Discussion and Analysis, the executive compensation tables and any related information in each such company's proxy statement (commonly known as a "Say on Pay" proposal).

Executive Compensation

As discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement beginning on page 34, the Board of Directors believes that our current executive compensation programs directly link executive compensation to our financial performance and align the interests of our executive officers with those of our shareholders. Our Board of Directors also believes that our executive compensation programs provide our executive officers with a balanced compensation package that includes a reasonable base salary along with annual and long-term incentive compensation programs that are based on the Company's financial performance. These incentive programs are designed to reward our executive officers on both an annual and long-term basis if they attain specified target goals, the attainment of which do not require the taking of an unreasonable amount of risk, as discussed above in the "Compensation Risk Assessment" section beginning on page 34.

The "Compensation Discussion and Analysis" discussion beginning on page 34 includes additional details about our executive compensation programs. This Say on Pay proposal is set forth in the following resolution:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement."

Vote Required

The affirmative vote of the holders of the majority of the shares represented at the meeting and who are entitled to vote on, and who vote for, against, or expressly abstain. However, because your vote on this proposal is advisory, it will not be binding on the Board of Directors or the Company. However, the Compensation Committee and the Board of Directors will take into account the outcome of the vote when considering future executive compensation arrangements.

Recommendation of our Board of Directors

The Board of Directors recommends that you vote FOR approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement.

Proxies will be voted FOR approval of the proposal unless otherwise specified.

PROPOSAL FOUR

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors has selected BDO USA, LLP as independent registered public accountants to audit our consolidated financial statements for the fiscal year ending September 30, 2012. BDO USA, LLP has served as our independent registered public accountants since their appointment in our 1999 fiscal year. A representative of BDO USA, LLP is expected to be present at the annual meeting, with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

	Year Ended September 30, 2011	Year Ended September 30, 2010
Audit Fees	$ 535,000	$ 555,000
Audit-Related Fees	107,500	117,000
Tax Fees	—	45,129
All Other Fees	—	—
Total	$ 642,500	$ 717,129

Audit Fees. Audit Fees represent fees for professional services provided in connection with the audit of our annual consolidated financial statements and of management's assessment and the operating effectiveness of internal control over financial reporting including in our Form 10-K, the quarterly reviews of condensed consolidated financial statements included in our Form 10-Q filings and other statutory or regulatory filings.

Audit-Related Fees. Audit-Related Fees are fees for assurance and related services. This category includes fees related to assistance in employee benefit and compensation plan audits, SSAE 16 Reports and consulting on financial accounting/reporting standards.

Tax Fees. Tax Fees primarily include professional services performed with respect to preparation and review of our original and amended tax returns and those of our consolidated subsidiaries, and for state, local and international tax consultation. Tax fees also include professional fees related to research and development tax credit studies.

All Other Fees. All other Fees includes the aggregate fees for products and services provided by BDO USA, LLP that are not reported under "Audit Fees," "Audit Related Fees" or "Tax Fees." There were no other fees in the fiscal years ended September 30, 2011 and 2010.

The Audit Committee has also adopted procedures for pre-approving all audit and non-audit services provided by BDO USA, LLP. These procedures include reviewing a budget for audit and permitted non-audit services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature, and therefore anticipated at the time the budget is submitted. Audit Committee approval is required to exceed the budget amount for a particular category of non-audit services, and to engage the independent auditor for any non-audit services not included in the budget. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee pre-approved all audit and non-audit services provided by BDO USA, LLP for the fiscal years ended September 30, 2010 and September 30, 2011. The Audit Committee has considered whether the provision by BDO USA, LLP of non-audit services included in the fees set forth in the table above is compatible with maintaining the independence of BDO USA, LLP, and has concluded that such services are compatible with BDO USA, LLP's independence as our auditors.

Shareholder ratification of the appointment of BDO USA, LLP as our independent registered public accountants is not required by our bylaws or other applicable legal requirement. However, the appointment of BDO USA, LLP is being submitted to the shareholders for ratification. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain the firm. Even if the appointment is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accountant at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Vote Required

Affirmative vote of the holders of a majority of the shares present or represented and voting at the annual meeting.

Recommendation of our Board of Directors

Upon the recommendation of the Audit Committee, our Board of Directors recommends that the shareholders vote "FOR" the ratification of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2012.

OTHER MATTERS

We know of no other matters to be submitted to the shareholders at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as our Board of Directors may recommend, or, in the absence of a recommendation, as such persons deem advisable. Discretionary authority with respect to such matters is granted by execution of the enclosed proxy.

OWNERSHIP OF SECURITIES

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 12, 2011, by (i) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each director and director nominee, (iii) each Named Executive Officer as identified on page 34, and (iv) all of our directors and executive officers as a group.

Except to the extent indicated in the footnotes to the following table, each of the persons or entities listed therein has sole voting and investment power with respect to the shares which are reported as beneficially owned by such person or entity. The Company does not know of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change of control of the Company.

Beneficial Owner [1]	Number of Shares Beneficially Owned	Percent of Class [2]
The Baupost Group, L.L.C.	2,600,000[3]	9.6%
BlackRock Inc.	2,382,443[4]	8.8%
Epoch Investment Partners, Inc.	2,206,732[5]	8.1%
Dolphin Limited Partnership III, L.P.	1,907,935[6]	7.0%
Dimensional Fund Advisors, Inc.	1,360,181[7]	5.0%
Patrick J. Ramsey	1,095,000[8]	3.9%
Adam Chibib	583,333[9]	2.1%
Uri L. Clinton	—[10]	*
Mick D. Roemer	375,000[11]	1.4%
Joaquin J. Aviles	345,000[12]	1.3%
Stephen J. Greathouse	105,000[13]	*
Neil E. Jenkins	50,000[14]	*
Michael J. Maples, Sr.	127,500[15]	*
Justin A. Orlando	30,000[16]	*
Robert D. Repass	222,500[17]	*
Timothy S. Stanley	20,000[18]	*
All executive officers and directors (12 persons) as a group	3,203,333[19]	10.6%

* Represents beneficial ownership of less than one percent.

(1) Unless otherwise noted, the address for all officers and directors is the address of our principal executive offices at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

(2) Percentages of ownership are based on 27,096,096 shares of common stock outstanding on December 12, 2011 plus the number of such shares of common stock outstanding pursuant to SEC Rule 13d-3(d)(1). Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after December 12, 2011, are deemed outstanding for computing the percentage for the person or group holding such options, but are not deemed outstanding for computing the percentage for any other person or group.

(3) Based solely on a Schedule 13G/A filed on February 12, 2009 with the SEC, The Baupost Group, LLC ("Baupost") is a registered investment advisor and the beneficial owner of 2,600,000 shares of the Company's common stock, which may also be deemed to be beneficially owned by SAK Corporation ("SAK"), the manager of Baupost, and Seth A. Klarman, the sole director of SAK and a controlling person of Baupost, and each has shared voting and dispositive power as to the 2,600,000 shares. In addition, the reported shares include securities purchased on behalf of various investment limited partnerships. The address of Baupost, SAK and Mr. Klarman is address is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(4) Based solely on a Schedule 13G/A filed on February 7, 2011 with the SEC, BlackRock, Inc. ("Blackrock") is the beneficial owner of 2,382,443 shares of the Company's common stock and has the sole voting and dispositive power as to those 2,382,443 shares. BlackRock's address is 40 East 52nd Street, New York, NY 10022.

(5) Based solely on a Schedule 13G/A filed on February 11, 2011 with the SEC, Epoch Investment Partners, Inc. ("Epoch") is the beneficial owner of 2,206,732 shares of the Company's common stock on behalf of other persons known to have one or more of the following: (1) the right to

receive dividends for such securities, (2) the power to direct the receipt of dividends from such securities, (3) the right to receive the proceeds from the sale of such securities, or (4) the right to direct the receipt of proceeds from the sale of such securities. Epoch has sole voting power as to 2,205,982 shares of the Company's common stock and sole dispositive power as to 2,206,732 shares of the Company's common stock. Epoch's address is 640 5th Avenue, 18th Floor, New York, New York 10019.

(6) Based solely on a Schedule 13D/A filed on January 8, 2009 with the SEC, Dolphin Limited Partnership III, L.P. ("Dolphin III") owns 1,453,695 shares. As the general partner of Dolphin III, Dolphin Associates III, LLC ("Dolphin Associates III") may be deemed to beneficially own the 1,453,695 shares owned by Dolphin III. As the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Dolphin Holdings Corp. III ("Dolphin Holdings III") may be deemed to beneficially own the 1,453,695 shares owned by Dolphin III. As the Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings III, which is the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Donald T. Netter may be deemed to beneficially own the 1,453,695 shares owned by Dolphin III, Dolphin Limited Partnership I, L.P. ("Dolphin I") beneficially owns 298,401 shares of the Company's common stock. As the general partner of Dolphin I, Dolphin Associates, LLC ("Dolphin Associates") may be deemed to beneficially own the 298,401 shares owned by Dolphin I. As the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Dolphin Holdings Corp., ("Dolphin Holdings") may be deemed to beneficially own the 298,401 shares owned by Dolphin I. As the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings, which is the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Mr. Netter may be deemed to beneficially own the 298,401 shares owned by Dolphin I. Dolphin Financial Partners, L.L.C ("Dolphin Financial Partners") owns 155,839 shares. As the Manager of Dolphin Financial Partners, Mr. Netter may be deemed to beneficially own the 155,839 shares owned by Dolphin Financial Partners. Justin A. Orlando, who is Vice President and Managing Director of Dolphin Holdings III, as a member of a "group" for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the shares beneficially owned by the other members of the group. Mr. Orlando disclaims beneficial ownership of the shares owned in the aggregate by the other members of the group. Each of Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III, Dolphin I, Dolphin Financial Partners, and Mr. Netter, as members of a "group" for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the shares beneficially owned by the other members of the group. Each of Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III, Dolphin I, Dolphin Financial Partners, and Mr. Netter disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group, except to the extent of its or his pecuniary interest therein. By virtue of his position with Dolphin Holdings, Dolphin Holdings III and Dolphin Financial Partners, Mr. Netter has the sole power to vote and dispose of the Shares beneficially owned by Dolphin I, Dolphin III and Dolphin Financial Partners. The address of the principal office of each of Dolphin I, Dolphin Financial Partners, Dolphin Associates, Dolphin Holdings and Mr. Netter is 96 Cummings Point Road, Stamford, Connecticut 06902. The address of the principal office of each of Dolphin III, Dolphin Associates III, Dolphin Holdings III and Mr. Orlando is 96 Cummings Point Road, Stamford, CT 06902.

(7) Based solely on a Schedule 13G/A filed on February 11, 2011 ("Dimensional 13G/A") with the SEC, Dimensional Fund Advisors, LP ("Dimensional Fund") is the beneficial owner of 1,360,181 shares of our common stock and has sole voting power as to 1,331,274 shares and sole dispositive power as to 1,360,181 shares. Dimensional is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "funds"). In certain cases, subsidiaries of Dimensional Fund may act as an adviser or sub-adviser to certain funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of the Company that are owned by the funds, and may be deemed to be the beneficial owner of the shares of the Company held by the funds. However, all securities reported in the Dimensional 13G/A are owned by the funds. Dimensional disclaims beneficial ownership of such securities. Dimensional Fund's address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(8) Consists of 1,095,000 shares issuable upon the exercise of stock options that are currently exercisable.

(9) Consists of (i) 15,000 shares owned by Mr. Chibib, and (ii) 568,333 shares issuable upon the exercise of stock options that are currently exercisable.

(10) Mr. Clinton resigned as Senior Vice President, General Counsel, and Corporate Secretary effective October 7, 2011. As of December 12, 2011, Mr. Clinton no longer had any options outstanding.

(11) Consists of (i) 10,000 shares owned by Mr. Roemer, and (ii) 365,000 shares issuable upon the exercise of stock options that are currently exercisable.

(12) Consists of 345,000 shares issuable upon the exercise of stock options that are currently exercisable.

(13) Consists of (i) 75,000 shares owned by Mr. Greathouse, and (ii) 30,000 shares issuable upon the exercise of stock options that are currently exercisable.

(14) Consists of 50,000 shares issuable upon the exercise of stock options that are currently exercisable.

(15) Consists of (i) 30,000 shares owned by Mr. Maples, and (ii) 97,500 shares issuable upon the exercise of stock options that are currently exercisable.

(16) Consists of 30,000 shares issuable upon the exercise of stock options that are currently exercisable. Based solely on a Schedule 13D/A filed on January 8, 2009, Mr. Orlando, as a member of the Dolphin Group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own 1,907,935 shares (the "Dolphin Shares") beneficially owned by Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III, Dolphin I, Dolphin Financial Partners, and Mr. Netter (the "Dolphin Group"). Mr. Orlando disclaims beneficial ownership of the Dolphin Shares.

(17) Consists of 222,500 shares issuable upon the exercise of stock options that are currently exercisable.

(18) Consists of 20,000 shares issuable upon the exercise of stock options that are currently exercisable.

(19) Consists of 130,000 shares owned directly and 2,698,333 shares issuable upon the exercise of stock options that are currently exercisable. Includes Mr. Jerome R. Smith, the Company's General Counsel and Corporate Secretary.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our accounting and financial reporting process on behalf of our Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Accounting Oversight Board (United States) and for issuing a report thereon. Additionally, the independent registered public accounting firm is responsible for performing an independent audit of the operating effectiveness of the Company's internal controls over financial reporting and for issuing a report thereon.

Based on the Audit Committee's:

- Review of our audited consolidated financial statements for our fiscal year ended September 30, 2011;
- Discussions with our management regarding our audited consolidated financial statements;
- Discussion with our independent registered public accounting firm regarding matters required to be discussed by the Statement on Auditing Standards No. 61 ("The Auditor's Communication With Those Charged With Governance"), as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee received from our independent registered public accounting firm the written disclosures and letter required by applicable requirements of the PCAOB regarding their communications with the Audit Committee concerning its independence, and has discussed with their independence from the Company and its management; and
- Other matters the Audit Committee deemed relevant and appropriate,

the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements as of and for our fiscal year ended September 30, 2011, be included in our Annual Report on Form 10-K for our fiscal year ended September 30, 2011, for filing with the SEC.

AUDIT COMMITTEE

Robert D. Repass, Chairman
Justin A. Orlando
Michael J. Maples, Sr.

EXECUTIVE OFFICERS

Set forth below is information regarding the executive officers of the Company as of December 14, 2011. Each officer holds office until the earlier of (1) the due election of such officer's successor, and (2) such officer's death, resignation or removal from office. There are no family relationships among any of our executive officers and directors.

Name	Age	Positions and Offices
Patrick J. Ramsey	37	President, Chief Executive Officer and Director
Adam Chibib	45	Senior Vice President and Chief Financial Officer
Jerome R. Smith	60	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Mick D. Roemer	59	Senior Vice President, Sales
Joaquin J. Aviles	51	Vice President, Technology

Patrick J. Ramsey, see "Proposal One — Election of a Directors", above.

Adam Chibib was appointed Chief Financial Officer in February 2009. Mr. Chibib brings over 20 years of financial management and technology industry experience to the Company, as well as relevant public company experience. Prior to joining us, Mr. Chibib ran a financial consulting practice as a sole proprietor, where he assisted early-stage technology companies with debt and equity fund raising, business model and process improvement implementation, and merger and acquisition advisory services. Mr. Chibib previously served as Chief Financial Officer at NetSpend Corporation, a privately-held processor and marketer of prepaid debit cards (June 2007-July 2008); as Interim Chief Financial Officer at Internet RIET, an Internet media company that owns and manages high-quality domain names, while also working as a consultant with GrowLabs, LLC, an investor in technology companies (January 2006-June 2007); as Chief Financial Officer at Tippingpoint Technologies, a network-based security hardware manufacturer (January 2004-January 2006); as Chief Financial Officer at Waveset Technologies, a security software company (April 2003-December 2003); and as Chief Financial Officer at BroadJump, Inc., a developer of broadband network management tools and software for broadband service providers (November 1998-March 2003). In each case Mr. Chibib was an integral member of the senior management teams that consistently improved revenues and cash flow with responsibilities for all internal operations. In addition, as Controller at Tivoli Systems, a private software company for infrastructure management sold to IBM in 1996 (February 1997-January 1999), Mr. Chibib's responsibilities included managing the worldwide accounting and treasury functions of a $1 billion software company. Mr. Chibib has also held various positions, including senior level positions, at Coopers & Lybrand, LLP and Price Waterhouse, LLP, global professional services firms. None of these companies are affiliates of the Company. Mr. Chibib received a B.B.A. in Accounting from the University of Texas at Austin. Mr. Chibib is a Certified Public Accountant.

Jerome R. Smith became our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary effective October 7, 2011. Mr. Smith previously served various positions at Shuffle Master, Inc., a supplier of automatic card shufflers and proprietary table games, including General Counsel continuously from August 2001 until July 2010, Executive Vice President and Corporate Secretary from November 2008 until July 2010, Senior Vice President from March 2004 until November 2008, and Assistant General Counsel from March 2001 until he was promoted to General Counsel in August 2001. Mr. Smith also has served as an attorney for Shuffle Master from July 2010 until September 2010, and, pursuant to the terms of his employment agreement, Mr. Smith is available for limited consultation from September 2010 until August 2012 as a part-time employee/consultant for Shuffle Master. Mr. Smith has also served as the part-time General Counsel to ClosingCorp Inc., a privately held e-commerce and technology company, from June 2011 until September 2011, and as a legal and business consultant for various public and private companies from September 2010 until September 2011. Prior to joining Shuffle Master, Mr. Smith was "Of Counsel" in the corporate law department of Hale Lane Peek in Las Vegas, Nevada. Prior to being Of Counsel at Hale Lane Peek, Mr. Smith served as in-house counsel to several different privately-held companies, including Ironclad LLC, a plastic consumer goods manufacturer; Equity AG Financial, a real estate acquisitions company; Hang Ten International, a trademark licensing and clothing company; and American Cinema, an independent motion picture company; as well as had his own private practice of law. None of these companies are affiliates of the Company. Mr. Smith graduated magna cum laude from Duke University in December 1973 with a BA in political science, and received his Juris Doctor degree from Emory University School of Law in June 1977. He was selected for the Order of the Coif and served as the Notes and Comments Editor of the Emory Law Journal. He is now, and has continuously since December 1977, been an active member in good standing of the State Bar of California.

Mick D. Roemer became our Senior Vice President of Sales in January 2009. He has more than 27 years of gaming equipment sales and marketing experience to the Company. Mr. Roemer consulted with the company beginning in May 2008 in support of the Company's efforts to expand its penetration into the Class III gaming market. Prior to 2007, Mr. Roemer served as Senior Vice President of Sales, Marketing and Product Development for Bally Technologies (2000-2007), contributing to Bally Technologies' turn around and significant increase in market share during that period. Mr. Roemer also previously served in various positions for International Game Technologies (IGT) including Vice President of Sales and Vice President of Marketing where he directed the development and launch of products like Megabuck, Wheel of Fortune and the iGame video slot series. Mr. Roemer worked with IGT for 13 years beginning in 1984. He has also served as Vice President of Sales for Powerhouse Technologies (previously VLC – Video Lottery Consultants), manufacturers of gaming machines and systems, and Senior Vice President and General Manager of Anchor Gaming, a supplier and operator of gaming machines and equipment throughout Nevada and the United States; and he maintains his position as President of Roemer Gaming LLC, a Nevada licensed manufacturer, operator and distributor. None of these companies are affiliates of the Company. Mr. Roemer holds a B.S. in Marketing from Oklahoma State University.

Joaquin J. Aviles joined the Company in 2009 as Vice President of Technology, currently with 27 years of experience in systems architecture, embedded software development and platform manufacturing. Prior to joining the Company, Mr. Aviles was employed at Storspeed Incorporated, a manufacturer of network file systems and storage products, as Vice President of Engineering from 2007 to 2009. From 2001 to 2006, Mr. Aviles was employed as Vice President of Engineering by Tippingpoint Technologies Incorporated, a network security company acquired by 3Com Corporation, later acquired in 2010 by Hewlett Packard, a manufacturer of communications and information technology networking products. From 1998 to 2001, Mr. Aviles was employed as Director of Engineering by Cisco Systems, Inc., a manufacturer of communications and information technology networking products. Mr. Aviles has previously managed the development of high volume production platforms through contract manufacturers both locally and abroad and has been responsible for supporting organizations generating over $400M in yearly revenue. Mr. Aviles has participated in fund raising activities to Venture Capital firms and individual investors and has been involved in the early stages of four start-ups with successful exits at Compaq Computers, a computer and networking peripherals company, in the early 1990s, Cisco in the late 1990s, and 3Com in the early 2000s. None of these companies are affiliates of the Company. Mr. Aviles is holder of multiple approved patents and architect of 10Gbit Ethernet Network Devices and System on a Chip (SOC) Application Specific Integrated Circuit (ASIC) currently in use by the networking, security and digital storage markets. Mr. Aviles is responsible for creating and co-developing innovative technologies as Intrusion Prevention System (IPS) that offers protection to Internet Service Providers infrastructures running in excess of 10 Gbps. Mr. Aviles holds a BS in Electronic Engineering from the Florida International University in Miami, FL.

Certain Relationships and Related Transactions

Related-party transactions have the potential to create actual or perceived conflicts of interest between the Company and its directors and executive officers or their immediate family members. Both the Audit Committee and the Company's Regulatory Compliance Committee, or the Compliance Committee, have established policies and procedures for review and approval of related-party transactions.

If a related party transaction subject to review directly or indirectly involves a member of either committee (or an immediate family member or domestic partner), the remaining committee members will conduct the review. In evaluating a related-party transaction involving a director, executive officer, or their immediate family members, the Audit Committee and the Compliance Committee consider, among other factors, whether the proposed related-party transaction is of the form and type that the Company would normally engage in, the benefits associated with the transaction, goods or services provided by or to the related party, the nature of the transaction, the significance of the transaction to the Company and to the related party, and management's determination that the transaction is in the best interests of the Company.

To receive Audit Committee and Compliance Committee approval, related party transactions must have a Company business purpose and be on terms that are fair and reasonable to the Company, and as favorable to the Company as would be available from non-related entities in comparable transactions. The Audit Committee and Compliance Committee also require that the transaction meets the same Company standards that apply to comparable transactions with unaffiliated entities.

The following transaction was reviewed and approved by the Company's Audit Committee and Compliance Committee: one of the Company's subsidiaries entered into a no-obligation trial period under an Equipment Lease/Purchase Agreement and Software License, or the Purchase Agreement, with Pinnacle Entertainment, Inc., or Pinnacle, while the Company's former director, Anthony Sanfillippo, was a director and shareholder of the Company and also served as a director and the President and Chief Executive Officer of Pinnacle. The Purchase Agreement converted from operating under a no-obligation trial period to a lease at one of the facilities prior to Mr. Sanfilippo leaving the Company. The other facility did not begin converting from a no-obligation trial period under the Purchase Agreement to a sale until after Mr. Sanfilippo ceased to be a director of the Company. The total amount of revenue from Pinnacle in 2011 was $455,000.

In addition, our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Texas law. We have entered into indemnification agreements with all of our directors and have purchased directors' and officers' liability insurance. In addition, our articles of incorporation limits the personal liability of the members of our Board of Directors for breaches by the directors of their fiduciary duties.

Equity Compensation Plans

The following table summarizes information about common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's equity compensation plans as of September 30, 2011. The following equity compensation plans were approved by shareholders: Consolidated Equity Incentive Plan, the 2000, 2001 and 2002 Stock Option Plans, the 2003 Outside Directors Stock Plan and the 1996 Stock Incentive Plan, as amended.

Stock options are currently awarded under the Company's Consolidated Equity Incentive Plan, which was adopted by the Company's shareholders on March 23, 2010 (the "Consolidated Plan"). The Consolidated Plan is comprised of shares already reserved under certain of the Company's prior equity incentive plans, including the 2000, 2001 and 2002 Stock Option Plans and the 2003 Outside Directors Stock Plan, all of which were previously approved by the Company's shareholders, as well as the 2008 Employment Inducement Award Plan (collectively, the "Prior Plans"). The Consolidated Plan is set to terminate pursuant to its terms on March 23, 2012. The number of common shares available for future issuance pursuant to the Consolidated Plan equals the initial number of shares approved by the Company's shareholders, plus the amount of common shares subject to outstanding awards under the Prior Plans that expire, are terminated, or are canceled without having been exercised or settled in full. Individual grants of options are documented by stock option agreements which contain the specific terms and provisions pertaining to each grant, including vesting, option term, exercise price, and termination provisions. Options granted to the executive officers and other employees generally vest over four years and expire seven years from the date of grant. The exercise price of stock options granted to executive officers is equal to the market value of a share of Company common stock on the date of grant. Therefore, our executive officers will receive no benefit from the stock options unless the quoted market price of a share of common stock exceeds the exercise price.

The following equity compensation plans were not approved by shareholders: the Ad Hoc Plan and the 2008 Employment Inducement Award Plan. No shares remain available for issuance under either of these plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders[1]	3,585,618	$5.72	1,801,150
Equity compensation plans not approved by security holders [2]	1,193,583	$4.26	—
Total	4,779,201	$5.36	1,801,150

(1) During fiscal 2011, all grants were made from the Consolidated Plan. The number of common shares available for future issuance pursuant to the Consolidated Plan equals the initial number of shares approved by the Company's shareholders, plus the amount of common shares subject to outstanding awards under certain of the Company's prior equity compensation plans that expire, are terminated or are canceled without having been exercised or settled in full. Shares available under the Consolidated Plan will be cancelled and no longer available for grant upon the expiration of the Consolidated Plan on March 23, 2012.

(2) Represents the shares subject to options outstanding under the Company's previous equity plans, including Ad Hoc Plan and 2008 Employment Inducement Award Plan. No additional options may be granted under these plans.

The Ad Hoc Plan permitted the grant of nonqualified stock options to eligible employees. Each option vests with respect to 25% of the shares on each one-year anniversary of grant, with the option fully vested four years after the date of the grant, provided that on each such date the employee continues to be an employee or consultant of the company. Unexercised options expire 10 years after the date of the grant, subject to earlier termination if the optionee's employment ends. As of September 30, 2011, options to acquire 60,000 shares were outstanding.

The 2008 Employment Inducement Award Plan was approved by the independent members of the Board. Under the Plan, the Company was permitted to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock-based or cash-based awards to new employees where the grant of such awards is an inducement material to the employee's entering into employment with the Company in accordance with Nasdaq Marketplace Rules. As of September 30, 2011, options to acquire 1,133,583 shares were outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of our Board of Directors, the executive officers, and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 which requires them to file reports with respect to their ownership of the common stock and their transactions in such common stock. Based upon the copies of Section 16(a) reports which we prepared or for which we received from such persons for their fiscal year 2011 transactions in the common stock and their common stock holdings, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors, executive officers and greater than ten percent beneficial owners, except Mr. Greathouse, the Company's Chairman of the Board, filed a Form 4/A on September 13, 2011 reporting a purchase that occurred on August 22, 2011 of 25,000 shares of common stock of the Company for a weighted average price of $4.233. The shares were purchased in multiple transactions at prices ranging from $4.17 to $4.25, inclusive. Mr. Greathouse undertook in the Form 4/A to provide to the Company, any security holder of Multimedia Games Holding Company, Inc., or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range described above.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

During fiscal 2011, we achieved the following key financial and shareholder return results:

- total revenues increased by 8.4% over fiscal 2010;
- cash balance increased to $46.7 million;
- cash exceeded debt by $9.7 million;
- domestic installed base increased 14% over fiscal 2010;
- operating income increased $16.8 million;
- GAAP EPS for fiscal 2011 came in at $.20 per share versus $0.09 in fiscal 2010;
- sales of proprietary units increased 24% over fiscal 2010; and
- regulatory licenses to sell our games in various markets increased from 97 at the end of fiscal 2010 to 132 at the end of fiscal 2011.

The above performance metrics reflect a healthy balance sheet with significant growth. This strong financial performance translated into increased value for our shareholders during fiscal 2011, as our share price increased from $3.70 (closing price on the last trading day of fiscal 2010) to $4.04, the closing price on the last trading day of fiscal 2011, which has since further increased and was $7.73 on December 12, 2011.

The Compensation Committee made the following major decisions with regard to executive pay during fiscal 2011:

- salaries remained relatively unchanged with no changes for the CEO, modest increases for the VP-Sales and General Counsel, and increases commensurate with new duties for the CFO and VP-Technology;
- annual incentives were paid at target and stretch levels, based primarily on the achievement of operating goals, including net income (loss), total cash flow and unit sales, as well as individual performance by our executives;
- because the Company was in the process of reviewing its long term incentive program during fiscal year 2011, no grants of equity incentive awards for fiscal year 2011 were made in fiscal year 2011, but were instead delayed until and made in December of 2011 for the 2011 fiscal year; and
- following the end of fiscal 2011 the Compensation Committee designed a long-term incentive program, as further described below.

For the purposes of this Compensation Discussion and Analysis, the capitalized term "Named Executive Officers," or NEOs, refers to the executives who are named in the Summary Compensation Table below, specifically, Messrs. Patrick J. Ramsey, our President and Chief Executive Officer, Adam Chibib, our Chief Financial Officer, Mick D. Roemer, our Senior Vice President – Sales, Joaquin J. Aviles, Vice President – Technology, and Uri L. Clinton, our former Senior Vice President, General Counsel and Corporate Secretary.

Executive Compensation Policy

This Compensation Discussion and Analysis provides an overview of our compensation objectives and policies.

Compensation Committee Oversight

The Compensation Committee acts on behalf of the Board of Directors to approve the compensation of our executive officers and provides oversight regarding implementation of our compensation philosophy. The Compensation Committee also acts as the oversight committee with respect to our equity compensation plans and incentive plans covering executive officers and other senior management. The Compensation Committee charter provides that the committee may from time to time delegate duties or responsibilities to subcommittees or to one member of the Committee. In overseeing the plans, the Compensation Committee delegates authority for day-to-day administration to the Vice President - Human Resources and selection of participants, determination of award levels within set parameters, and approval of award documents to our CEO, except for awards to the Named Executive Officers, whose awards are determined by the Compensation Committee. The Compensation Committee considers recommendations from our CEO with respect to the compensation of the Named Executive Officers other than the CEO. The Compensation Committee believes that input from management provides useful information and perspective. Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of the executive officers from management, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

The Compensation Committee also reviews and approves on an annual basis corporate goals and objectives relevant to the compensation of our Named Executive Officers, evaluates the Named Executive Officers' performance in light of those goals and objectives, and reports to the Board the Named Executive Officers' compensation levels based on this evaluation. In determining the incentive component of the Named Executive Officers' compensation, the Compensation Committee considers, among other things, the Company's performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the compensation set forth in the Named Executive Officers' employment agreement.

The Compensation Committee periodically reviews the executive compensation program and has engaged various independent compensation consultants over the past several years. The Compensation Committee has the sole authority to obtain advice from consultants, legal counsel, accounting, or other advisors, as appropriate, to perform the Committee's duties and responsibilities. The Compensation Committee has engaged Radford Consulting, or Radford, in order to review the Company's compensation structure, including long term incentive programs for the executive officers and the directors, as well as a review of the Company's equity incentive plan.

The Compensation Committee requested that Radford review the competitiveness and effectiveness of our executive compensation and incentive practices. Radford reviewed overall compensation levels, peer group information and practices and trends in long-term incentives as well as a competitive compensation assessment. In reviewing and making recommendations regarding the design of compensation programs, Radford considered our compensation philosophy and the balance between company objectives, value to employees and program costs. Radford presented a full report to the Compensation Committee regarding its findings and recommendations. The Compensation Committee reviewed the information provided by Radford and based upon the recommendations of Radford, the Compensation Committee has developed a long term incentive program utilizing both stock and cash incentives for the fiscal years 2012 through 2014, which is further set forth below under the section entitled "Long Term Incentive Program".

Compensation Philosophy and Programs

The objectives of our compensation programs are to:

- attract and retain highly qualified executive officers;
- motivate our executive officers to accomplish strategic and financial objectives;
- align our executive officers' interests with those of our shareholders; and
- favor performance-based compensation for Named Executive Officers that is aggressive, but achievable without excessive risk taking.

The Compensation Committee believes the most effective executive compensation program rewards our achievement of specific annual, long-term and strategic goals, and aligns the interest of the executives with those of the shareholders by rewarding performance in accordance with established goals that are aggressive, but achievable without excessive risk-taking. The Compensation Committee evaluates both performance and compensation to ensure we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, we believe executive compensation packages provided by us to our executive officers, including the Named Executive Officers, should include both cash compensation that rewards performance as measured against established goals and stock-based compensation.

The objective of our executive compensation program is to align the compensation paid to our executive officers with shareholder and customer interests (on both a short-term and long-term basis); attract, retain and motivate highly qualified executive talent; and provide appropriate rewards for achievement of business objectives and growth in shareholder value. It is the Company's objective that executive compensation be directly related to the achievement of our planned goals, and the enhancement of corporate and shareholder value. The Compensation Committee recognizes that the industry sector in which we operate is both highly competitive and is challenged by significant legal and regulatory uncertainty. In addition, the technology-related experience and skills of our executive officers have applications to many other industry sectors besides our own. As a result, there is substantial demand for qualified, experienced executive personnel of the type we need to achieve our objectives. The Compensation Committee considers it crucial that the Company be assured of retaining and rewarding our senior executives, who are essential to the attainment of our long-term goals. For these reasons, the Compensation Committee believes the Company's executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations.

Our executive compensation programs are based on several factors, including the level of job responsibility, individual performance, and company performance. Compensation reflects the value of performance and rewards superior performance while limiting rewards for performance below targets. Compensation of executives in similar positions at companies in a peer group of 14 gaming and software companies is also considered in this evaluation, including Bally Technologies, Inc., Boyd Gaming Corporation, Canterbury Park Holding Corporation, Churchill Downs Incorporated, Dover Downs Gaming & Entertainment, Inc., Gaming Partners International, Inc., Global Cash Access Holdings, Inc., Glu Mobile Inc., International Game Technology, Scientific Games Corporation, Shuffle Master, Inc., Take-Two Interactive Software, Inc., TransAct Technologies, Inc., and WMS Industries, Inc.

The base salary and bonus opportunity of our Chief Executive Officer and our other Named Executive Officers' are set forth in their respective employment agreements. With respect to the compensation of the Chief Executive Officer, the Compensation Committee is responsible for the periodic review and approval of his total compensation, including annual incentive bonus structure and equity-based incentive compensation. The Compensation Committee also develops annual performance goals and objectives, and conducts an evaluation of the Chief Executive Officer's performance relative to these goals and objectives. On a discretionary basis the Compensation Committee considers and discusses the Chief Executive Officer's compensation in executive session without the Chief Executive Officer present.

The Compensation Committee believes that the elimination of tax gross ups is an important revision of executive compensation and for each executive employment agreement that was materially amended last year, the Company negotiated such gross-up provisions out of the agreements. This includes Mr. Ramsey, Mr. Chibib and Mr. Aviles, each of whom assumed new responsibilities. With the departure of Mr. Clinton, Mr. Jerome R. Smith became the Company's new General Counsel, and his agreement does not include a tax gross up provision. Only Mr. Roemer, who executed his agreement in January of 2009, continues to have a gross up provision. Any new executive employment agreement will not and has not included such a provision and the compensation committee has determined to remove such provisions in future agreements with current executives when material terms or conditions are renegotiated.

Results of Shareholder Advisory Vote on Executive Compensation

The Compensation Committee considered the results of the most recent shareholder advisory vote on executive compensation in determining executive compensation. At our 2011 Annual Meeting of Shareholders, 89.84% of the shareholders who voted approved our executive compensation policies and 71.41% of the shares outstanding approved our executive compensation policies.

Elements of Executive Compensation

Management and the Compensation Committee strive to implement executive compensation programs that are designed to attract and retain individuals who possess the qualities necessary to successfully execute the Company's business strategy, and to support the Company's long-term financial success and drive shareholder value. The key elements of our executive compensation program are as follows:

Element	Objectives and Basis	Form
Base Salary	*Provide base compensation that reflects each Executive Officer's responsibilities, tenure and performance and is competitive for each role.*	*Cash*
Annual Incentive Bonus	*Provide annual incentive to drive Company and individual performance.*	*Cash*
Long Term Incentive Program	*Subject to shareholder approval, provide long term incentive to drive Company and individual performance.*	*Cash and equity*
Equity-Based Incentives	*Provide equity-based incentives to drive Company performance and align the Executive Officers' interests with shareholders' interests; retain Executive Officers through vesting and potential wealth accumulation.*	*Equity*
Health and Welfare Benefits	*Provide for the health and wellness of our Executive Officers.*	*Various plans (described below)*
Retirement and Savings Plan	*Assist employees with retirement savings and capital accumulation on a tax-advantaged basis.*	*401(k) Plan, with Company matching contributions.*
Discretionary Bonuses and Awards	*Attract top executive talent from outside the Company; retain Executive Officers through vesting and potential wealth accumulation; and recognize promotions and significant individual contributions to the Company.*	*Cash and stock options*
Severance and Change-in-Control Benefits	*Provide financial security to Executive Officers and protect Company interests in the event of the termination of employment; promotes balanced analysis of strategic opportunities; attract and retain top executive talent.*	*Cash severance and acceleration of vesting of nonvested outstanding stock options*

Cash Compensation

The Company believes that annual cash compensation should be paid commensurate with executive talent and experience, and attained performance. Accordingly, our cash compensation consists of fixed base compensation, paid in the form of an annual base salary, and an annual incentive bonus program that is designed to motivate and serve as a reward for the Company's overall performance. The Compensation Committee supports management's compensation philosophy of moderate fixed compensation with the potential for significant bonuses for achieving performance-related goals. Base salary and bonus award decisions are made as part of the Company's structured annual review process.

Base Salary

Base salaries are paid to our executive officers to provide an appropriate fixed component of compensation. The base salary paid to each executive officer generally reflects the officer's responsibilities, tenure, individual job performance, measurable contribution to our success, special circumstances, and pay levels of similar positions with comparable companies in the industry. The Compensation Committee reviews the base salary of the Chief Executive Officer, and the Chief Executive Officer and the Compensation Committee review the base salary of each executive officer, on an annual basis. When reviewing each executive officer's base salary, the Compensation Committee considers the level of responsibility and complexity of the executive officer's job, whether individual performance in the prior year was particularly strong or weak, how the executive officer's salary compares to the salaries of other Company executives, and salaries paid for the same or similar positions. In addition to these annual reviews, management and the Compensation Committee may, at any time, review the salary of an executive officer who has received a significant promotion, whose responsibilities have been increased significantly, or who is the object of competitive recruitment. Any adjustments are based on increases in job performance of the executive officer over time, and the expansion of duties and responsibilities, if any. No pre-determined weight or emphasis is placed on any one of these factors.

The following table summarizes the base salaries for each of the Named Executive Officers during the fiscal year ended September 30, 2011:

Name	Annual Base Salary Effective 10/01/2010	Adjustments	Annual Base Salary Effective 09/30/2011
Patrick J. Ramsey	$375,000	—	$375,000
Adam Chibib	$250,000	75,000	$325,000
Uri L. Clinton [(1)]	$250,000	10,000	$260,000
Mick D. Roemer	$200,000	12,000	$212,000
Joaquin J. Aviles	$200,000	37,000	$237,000

(1) Mr. Clinton, the Company's former Senior Vice President, General Counsel and Corporate Secretary, resigned from the Company effective October 7, 2011.

The increase in base salary for Mr. Chibib, as the Company's Chief Financial Officer, and Mr. Aviles, as the Company's Vice President-Technology, was the result of negotiations between the Company and Mr. Chibib and the Company and Mr. Aviles based upon the additional roles and positions each would be assuming with the Company. The Company believes that the salaries of Mr. Chibib and Mr. Aviles are appropriate, competitive, and necessary to retain the caliber of executive-level talent that Mr. Chibib and Mr. Aviles possess. Mr. Clinton's and Mr. Roemer's salary increase was a modest increase.

On December 12, 2011, the Compensation Committee approved modest increases of 3% for each of our Named Executive Officers, excluding Mr. Clinton and including Mr. Smith, for the 2012 fiscal year. In addition, the Compensation Committee determined to adjust Mr. Roemer's base salary and restructure his bonus commission. Mr. Roemer's base salary was increased from $212,000 to $269,860, reflecting the reallocation of a portion of his commission as well as the modest 3% increase. The Compensation Committee also determined to amend his commission schedule from a quarterly to annual commission based on net expansion in lieu of sales.

Annual Incentive Bonus Program

Fiscal 2012 Executive Cash Incentive Plan. On September 22, 2011, the Compensation Committee approved the 2012 Executive Cash Incentive Plan in order to incentivize management to build shareholder value by achieving Company operating goals. As in previous years, the 2012 Executive Cash Incentive Plan implements the target and stretch bonus structure set forth in respective employment agreements of the Named Executive Officers, excluding Mr. Clinton and including Mr. Smith, and is accordingly comprised of two possible components, a target payment and a stretch payment. The target payment is also comprised of two components, the first of which represents two-thirds of the potential target payment and is based on quarterly operating goals and the second of which represents one-third of the potential target payment and is the based on individual goals for each officer. For the first component of the target payment, if the Company's quarterly operating goals are met for each of net income, revenue and product performance/development, each officer shall be entitled to receive two-thirds of the target bonus pursuant to his respective employment agreement. The target payment will be adjusted ratably based on the Company's relative achievement of the revenue and product performance/development goals, but in no event shall any target payment be paid if the Company fails to meet the net income operating goal. For the stretch payment, if the Company exceeds the established net income goal, post accrual, each officer will be entitled to receive an additional amount based on the Company meeting or exceeding a minimum level of stock appreciation from September 30, 2011 to September 28, 2012, based on a twenty trading day period ending on the close of business on the last day of each fiscal year. The incentive payment for each of the officers is payable after fiscal year-end and after confirmation of achieved operating goals by the Compensation Committee. The Compensation Committee retains the discretion to modify or adjust operating goals, financial targets and bonus objectives based on its business judgment.

Fiscal 2011 Executive Cash Incentive Plan. On November 9, 2010, the Compensation Committee approved an Executive Cash Incentive Plan for fiscal 2011 in order to incent management to build shareholder value by achieving Company operating goals, after consultation with Compensia, Inc., or Compensia, a compensation consulting firm. Compensia was engaged directly by the Compensation Committee and provided input on the reasonableness of the 2011 Executive Cash Incentive Plan. The 2011 Executive Cash Incentive Plan was comprised of two possible components, a target payment and a stretch payment, which implemented the target and stretch bonus structure set forth in the respective employment agreements of the Named Executive Officers. In order to receive 100% of the target bonus, the Company's net income (loss) must have exceeded approximately a $1.4 million loss, total cash flow (which is defined as cash flow from operations less cash used in investing activities) must have exceeded approximately $18.6 million, and unit sales must have exceeded 1,217. For the target payment, the Company's operating goals were met 100% for each of net income (loss), total cash flow and the company achieved 95% of their targeted unit sales. Accordingly, the Company's officers were entitled to receive 98% of the target bonus as set forth in their respective employment agreements. For the stretch payment, if the Company exceeded the established operating goals for both net income and total cash flow, which were $0 and $20 million, respectively, the officers were entitled to receive an amount over the aggregate target bonus pool, and received 100% of such stretch bonus goal. The stretch payment was paid from a stretch bonus pool funded incrementally from the amounts over net income or total cash flow. The total amount awarded under the Fiscal 2011 Executive Cash Incentive Plan was consistent with and represented the target and stretch bonuses for each Named Executive Officer as set forth in his respective employment agreement, except for Mr. Aviles, who received a target and stretch bonus of 60% and 100%, respectively, in lieu of the 40% and 60% set forth in his employment agreement, which the Compensation Committee determined was appropriate for Mr. Aviles.

Based on the above-described Company performance and individual performance adjustments, fiscal year 2011 bonuses under the 2011 Executive Cash Incentive Plan for the Named Executive Officers were as follows:

		Bonus Rate		Payout		
Name	**Fiscal 2011 Bonus Eligible Salary**	**Target Bonus**	**Stretch Bonus**	**Plan @ 98% ($)**	**Stretch @ 100% ($)**	**Total ($)**
Patrick J. Ramsey	375,000	100%	100%	367,074	375,000	742,074
Adam Chibib	325,000	60%	40%	190,879	130,000	320,879
Mick D. Roemer	212,000	60%	40%	124,512	84,800	209,312
Joaquin J. Aviles	237,000	60%	40%	139,195	94,800	233,995
Uri L. Clinton	260,000	60%	40%	152,703	104,000	256,703
TOTAL				974,363	788,600	1,762,962

Retention Bonus Program. In fiscal 2010, following the departure of the Company's former President and Chief Executive Officer, the Board initiated a retention bonus program for certain of its senior executives with employment agreements in lieu of the annual target bonus set forth in their respective employment agreements and encompassed in the Company's annual incentive bonus program. The Board believed that such a program was necessary as its former President and Chief Executive Officer had recruited many of those individuals that comprised the Company's executive team. At the time of resignation, the Board was concerned that the loss of additional key executives would place at risk the Company's ability to execute on its new strategic direction and thereby cause substantial damage to the Company and significantly impair shareholder value. Having only recently completed an overhaul of its executive team and implementation of a new strategic direction, the Board further believed that the departure of the remaining executives would cause a fundamental loss of confidence in the Company and its direction on the part of the Company's other employees and shareholders. Pursuant to the terms of the Retention Bonus Program, each executive was required to remain continuously in the employ of the Company and be employed by the Company on each applicable bonus payment date to receive his or her scheduled bonus. Applicable bonus payment dates included June 30, 2010, September 30, 2010 and December 31, 2010 and amounts under the Retention Bonus Program were generally 50%, 60% and 50%, respectively, of the respective executive's then-current base salary, except for Mr. Ramsey, who was to receive 50%, 90% and 50% of his then-current base salary. The September 30, 2010 payment was an assured payment in lieu of annual target bonus payments under the Company's 2010 annual incentive plan. The Company believes that the Retention Bonus Program brought continuity and a continued confidence in the Company. On October 5, 2010, the Company entered into agreements with certain executives including Messrs. Chibib, Clinton and Roemer, which implemented the Retention Bonus Program. The December 31, 2010 bonus was subject to the terms of those retention agreements, and is set forth in the "Bonus" column of the Summary Compensation Table for fiscal year 2011.

Long Term Incentive Program

In December 2011, our Compensation Committee approved a Long Term Incentive Program ("LTIP") as part of the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan ("Plan"). Under the LTIP, each of our current named executive officers and three members of senior management will be eligible to earn (and if earned, due to be paid at the end of fiscal year 2014) certain performance based share awards and performance based cash awards over a three year performance period beginning on October 1, 2011 and ending on September 30, 2014. The Plan and the performance share awards to be granted under the Plan are described more fully in Proposal 2 to this Proxy Statement. These awards under the Plan are in addition to the stock option grants described below under Equity-Based Incentives.

The performance share awards may be earned over a three year performance cycle commencing October 1, 2011 and ending on September 30, 2014 upon the achievement of certain average stock prices for our common stock, based incrementally on the compounded annual growth rate of our common stock, with 50%, 75% and 100% of the performance share awards being granted based on the achievement of certain average increasingly higher stock prices (each, a "Trigger Price") measured over the last three months of the performance cycle. In addition, the awards shall be issued at the applicable percentage levels in the event of a change in control at a price per share at or above the applicable Trigger Price prior to the expiration of the performance cycle. The amounts shown are at the 100% level; the actual amount could be less depending on the specific Trigger Price. All performance shares are fully vested if and when issued. The cash awards will be earned upon our attainment of certain levels of cumulative revenue and cumulative earnings per share as measured over the performance cycle. The amount of each cash award will be determined based upon the actual cumulative revenue and earnings per share over the 3 year performance cycle relative to the minimum, target and maximum performance goals established by our Compensation Committee. In the event of a change in control prior to the expiration of the performance period, the cash awards shall be paid out at the target level. The amount and applicable percentages of the performance share awards and minimum, target and maximum cash awards that our Board of Directors has approved for each of our current named executive officers and the three members of senior management, subject to the approval by our shareholders of Proposal No.2 to this Proxy Statement, is set forth in the table below.

Name and Position	Number of Performance-Shares To Be Granted[1]	Cash Award – Minimum[2]	Cash Award – Target[2]	Cash Award –Maximum[2]
Patrick J. Ramsey *President and Chief Executive Officer*	60,000	$500,000	$1,000,000	$2,000,000
Adam Chibb *Senior Vice President, Chief Financial Officer*	35,000	$250,000	$500,000	$1,000,000
Jerome R. Smith *Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary*	35,000	$166,667	$333,333	$666,666
Mick D. Roemer *Senior Vice President, Sales*	35,000	$166,667	$333,333	$666,666
Joaquin J. Aviles *Vice President, Technology*	35,000	$166,667	$333,333	$666,666
Non-executive officer employee group	62,500	$187,500	$375,000	$750,000

(1) Awards reflect performance share grants which may be earned over a three year performance cycle commencing October 1, 2011 and ending on September 30, 2014 upon the achievement of certain average stock prices for our common stock, based incrementally on the compounded annual growth rate of our common stock, with 50%, 75% and 100% of the performance share awards being granted based on the achievement of certain average increasingly higher stock prices (each, a "Trigger Price") measured over the last three months of the performance cycle. In addition, the awards shall be issued at the applicable percentage levels in the event of a change in control at a price per share at or above the applicable Trigger Price prior to the expiration of the performance cycle. The amounts shown are at the 100% level; the actual amount could be less depending on the specific Trigger Price. All performance shares are fully vested if and when issued.

(2) The cash awards correlate to the minimum, target and maximum revenue and earnings per share levels. The actual awards will be interpolated between the minimum, target and maximum levels of the revenue and earnings per share actually attained.

Equity-Based Incentives

We have historically provided our executive officers with long-term incentives in the form of stock options, which are intended to align the interests of our executive officers with the interest of the Company's shareholders by supporting the creation of long-term value for the organization, facilitate significant long-term retention, and be consistent with competitive market practices. It is the Compensation Committee's intent that equity-based compensation, including annual grants, represent a significant portion of each executive officer's total compensation. In that regard, the Compensation Committee will be considering the recommendations of Radford for annual equity grants for fiscal years 2012, 2013 and 2014. The annual equity grants will be made at the end of the applicable fiscal year, and are separate from the performance based shares that may be earned, as described above. The annual equity grants, beginning in fiscal year 2012, can be options, restricted shares, RSUs or any combination thereof. Restricted shares would be determined based on a share conversion ratio, subject to the Black-Scholes value of the Company's common stock. The Compensation Committee will consider such factors as the market levels and stock price in determining the award granted to each of the named executive officers.

For fiscal 2011, total equity-based awards granted to all employees equaled 566,700 options, and included a grant of 150,000 options to Mr. Chibib and 50,000 options to Mr. Aviles, in connection with the amended employment agreements, as a result of additional duties for Mr. Chibib and Mr. Aviles. Other than these stock option awards, none of the other Named Executive Officers received grants of stock options or any other form of equity-based incentives during the fiscal year ended September 30, 2011.

The Compensation Committee engaged Radford in early fiscal 2012 to review its equity incentive policies, and accordingly no annual stock option grants were made to the Named Executive Officers during fiscal year 2011, but were instead delayed until and made in December 2011. In December 2011, the Compensation Committee approved stock option grants for the persons who were Named Executive Officers in fiscal year 2011 and who are also currently named executive officers in fiscal year 2012 as follows:

Name and Position	Number of Stock Options Granted for Fiscal 2011 [(1)]
Patrick J. Ramsey *President and Chief Executive Officer*	150,000
Adam Chibb *Senior Vice President, Chief Financial Officer*	75,000
Uri L. Clinton *Former Senior Vice President, General Counsel, and Corporate Secretary*	—
Mick D. Roemer *Senior Vice President, Sales*	75,000
Joaquin J. Aviles *Vice President, Technology*	75,000
Jerome R. Smith [(2)] *Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary*	—

(1) Effective December 12, 2011.
(2) Mr. Smith was not an employee of the Company in fiscal year 2011 and was not eligible for the option grant for fiscal year 2011.

The Compensation Committee believes that the granting stock options and other equity-based awards to our officers and employees serves several important compensation objectives. The Company expects to continue to issue stock options or other equity-based awards to new employees as they are hired, as well as to current employees and executive officers as incentives from time to time. Our rationale for granting stock options and other equity-based awards is as follows:

- We believe that stock options and other equity-based awards are highly effective at aligning the long-term interests of our executive officers with the interests of our shareholders;
- The grant of stock options and equity-based awards to executive officers assists us in achieving our growth and attaining our business objectives;
- Stock options and equity-based awards enhance the Company's ability to attract and retain experienced executive talent in the gaming and technology industry; and
- We regularly face significant legal, regulatory and competitive challenges to our business that require extraordinary commitments of time and expertise by our executive officers, who have met these challenges and made these extraordinary commitments, largely because of their vested interest in rewards and incentive provided by the historical and prospective grant of stock options.

The Company's equity-based incentive awards are designed to comply with Section 162(m) of the IRS code to allow tax deductibility of the awards. The stock options granted during fiscal year 2011 and in December 2011 were awarded under the Company's Consolidated Equity Incentive Plan, which was adopted by the Company's shareholders on March 23, 2010. Stock option grants to executive officers and other employees have historically consisted of a combination of incentive stock options, or ISOs, and nonqualified stock options, or NSOs. The use of ISOs has allowed recipients to take advantage of certain tax benefits the ISOs afford under Section 422 of the Internal Revenue Code (and any successor provision of the Code having a similar intent). While the Compensation Committee has not yet adopted a formal policy, options to current employees are generally granted at a meeting set at least two weeks in advance. The December 12, 2011 meeting of the Compensation Committee was set on November 16, 2011. Options have an exercise price per share equal to the selling price of our common stock on the Nasdaq Global Select Market as of the effective date of grant, which price is deemed the fair market value of each such share of common stock on the date of grant.

Benefit Programs and Perquisites

We provide our executive officers with benefits that are intended to be a part of a competitive total compensation package and that will permit us to attract and retain highly-qualified executives. These benefits include health and welfare benefits, and a retirement and savings plan. Each of these benefits is described below.

Health and Welfare Benefits. The Company's benefits program is designed to provide employees (including the executive officers) and their families with security and well being, and is an important part of the total compensation package. These benefits are divided into the following major categories:

- Health Care Benefits – medical, dental and vision insurance coverage;
- Life and Disability Benefits – basic, optional life and accident insurance as well as short and long-term disability coverage;
- Flexible Spending Accounts – health care and dependent care tax-free accounts; and
- Work Life Benefits – employee assistance with everyday issues, financial and legal issues, parenting, childcare, education and elder care.

The executive officers participate in these benefits programs on the same relative basis as our other employees.

Retirement and Savings. The Company maintains an employee retirement and savings plan pursuant to Section 401(k) of the Internal Revenue Code, or the 401(k) Plan. The purpose of the 401(k) Plan is to permit employees, including executive officers, to accumulate funds for retirement on a tax-advantaged basis. Specifically, the 401(k) Plan permits each eligible employee to contribute on a pre-tax basis a portion of his compensation to the 401(k) Plan (for calendar year 2011, the maximum amount of compensation that may be contributed to the 401(k) Plan was $16,500). During the fiscal year ended September 30, 2011, the Company made a matching contribution to the 401(k) Plan that is equal to 50% of the first 4% of compensation contributed by employees to the 401(k) Plan.

The Company does not maintain a tax-qualified defined benefit retirement plan. In addition, the Company does not maintain any non qualified supplemental retirement plans or deferred compensation plans for the executive officers.

Perquisites. The Company does not provide perquisites to executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company is party to employment agreements with its current executive officers, including the Named Executive Officers, but excluding Mr. Clinton, who tendered his resignation effective as of October 7, 2011. These Agreements are similar for all applicable executives. In the event that the executive is dismissed without cause or resigns for good reason, he is entitled to all accrued but unpaid compensation and benefits and a lump-sum cash payment, which is designed to replicate the cash compensation (base salary and bonus) plus certain benefits. The Agreements for Messrs. Ramsey, Chibib, Smith, and Aviles provide that these payments and benefits would be reduced to the extent necessary to avoid the application of any "golden parachute" excise tax pursuant to Section 4999 of the Internal Revenue Code. The Agreement with Mr. Roemer provides that if any payment or distribution by the Company to him would be subject to any "golden parachute" excise tax pursuant to Section 4999 of the Internal Revenue

Code, he is entitled to receive additional payment equal to the excise tax. See below for a more detailed description of the agreements, including the definitions of change in control, cause and good reason, and the compensation and benefits that could be paid under each agreement to the applicable named executive officer.

The purpose of the agreements is to provide reasonable personal protection to each covered executive in the context of an actual or potential change in control of the Company, and thereby eliminate or significantly reduce any distraction that might otherwise be caused by uncertainty over the executive's personal employment and financial circumstances. The Compensation Committee believes that the structure of the agreements provides the appropriate level of protection to the executive for that critical period following a change in control, at a reasonable cost to the Company.

In each of the employment agreements, change of control is defined as (a) the consummation of a merger, consolidation or reorganization approved by the Company's stockholders, unless securities representing more than 50% of the total combined voting power of the outstanding voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction; or (b) the sale, transfer or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any person, entity or group of persons acting in concert other than a sale, transfer or disposition to an entity, at least 50% of the combined voting power of the voting securities of which is owned by the Company or by stockholders of the Company in substantially the same proportion as their ownership of the Company immediately prior to such sale; or (c) any transaction or series of related transactions within a period of 12 months pursuant to which any person or any group of persons comprising a "group" within the meaning of Rule 13d-5(b)(l) under the Securities Exchange Act of 1934, as amended (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) acquires (other than directly from the Company) beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than 35% of the total combined voting power of the Company's securities outstanding immediately after the consummation of such transaction or series of related transactions. The definition in the agreements of Mr. Chibib and Mr. Aviles also includes the following proviso: "provided, however, that the event constituting such Change of Control also constitutes a 'change in the ownership or effective control' or 'in the ownership of a substantial portion of the assets' of the Company."

The Compensation Committee continues to assess the reasonableness of the agreements and to consider whether any changes are appropriate going forward. The following paragraphs provide summaries of the agreements with each of the current named executive officers who were also Named Executive Officers in fiscal year 2011.

Agreements with Patrick J. Ramsey. On September 19, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Ramsey, which sets forth certain terms and conditions relating to his employment as the Company's President and Chief Executive Officer. Mr. Ramsey's amended and restated employment agreement provides that he will receive an annual base salary of $375,000, subject to covenants in the amended and restated employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. Mr. Ramsey's annual salary will be subject to an annual review by the Board of Directors of Directors or Compensation Committee. In addition, Mr. Ramsey has an opportunity to earn an annual bonus equal to 100% of his base salary upon achievement of certain performance targets approved by the Company's Board of Directors of Directors, and up to a maximum of 200% of his base salary for overachievement of such performance targets. The amended and restated employment agreement also specifies that Mr. Ramsey will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Pursuant to the amended and restated employment agreement, on September 19, 2010 the Company granted Mr. Ramsey 700,000 options to purchase shares of the Company's Common Stock pursuant to the Company's Consolidated Equity Incentive Plan, which was later reduced to 580,000 shares. The original grant of 700,000 options inadvertently exceeded the maximum grant permitted under the Company's Consolidated Equity Incentive Plan by approximately 120,000 shares. As a result, on

September 22, 2011, the Compensation Committee approved a cash payment of $242,832 to Mr. Ramsey in order to compensate Mr. Ramsey for the unwinding of the grant of an option for 120,000 shares, which represents the Black-Scholes value of such shares on the date of grant. Mr. Ramsey's total grant as of September 19, 2010 is 580,000 shares, which is below the maximum grant permitted under the plan. The options became immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vest on September 19, 2011 and the remaining options vest in equal quarterly installments until fully vested. Pursuant to Mr. Ramsey's initial employment agreement, on September 14, 2008, the Company granted Mr. Ramsey 300,000 options to purchase shares of the Company's Common Stock pursuant to the Company's 2008 Employment Inducement Award Plan. The options are immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on September 14, 2009 and the remaining options vest in equal quarterly installments until fully vested.

Mr. Ramsey will serve as President and Chief Executive Officer until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. In the event of Mr. Ramsey's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Ramsey's termination without cause or his termination of employment for good reason, the Company shall pay Mr. Ramsey two years of base salary continuation and two years of target bonus; and if Mr. Ramsey elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. Good reason is defined in Mr. Ramsey's employment agreement as (i) the assignment to Mr. Ramsey of duties materially adverse to his status as Chief Executive Officer of the Company or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (ii) a reduction by the Company in Mr. Ramsey's then base salary or target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Ramsey any material portion of his current compensation when due; (iii) a requirement that Mr. Ramsey report to a primary work location that is more than 50 miles from the Company's current location in Austin, Texas, or in Las Vegas, Nevada; (iv) a requirement that Mr. Ramsey may not have a secondary office located in Las Vegas, Nevada; (v) the Company requiring Mr. Ramsey to be based anywhere other than the location of the Company's principal offices in Austin, Texas or in Las Vegas, Nevada; or (v) the failure of Mr. Ramsey and any successor company following a Change of Control either to (A) maintain (through assignment, transfer or otherwise) his employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement, so long as Mr. Ramsey is willing and able to execute a new agreement that substantially provides similar terms and conditions to his employment agreement. Cause means termination based on any one of the following, as determined in good faith by the Board of Directors: (i) any intentional act of misconduct or dishonesty by Mr. Ramsey in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Ramsey to attend to his duties under the employment agreement; (iii) any material breach of the employment agreement; (iv) Mr. Ramsey's conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude or (v) Mr. Ramsey's unsatisfactory performance of his duties as determined by the Board of Directors and failure of Mr. Ramsey to improve such performance in the reasonable judgment of the Board of Directors following the 30-day period after Mr. Ramsey is provided written notice of such unsatisfactory performance. The same termination benefits would apply in the event of Mr. Ramsey's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). In addition, stock options granted to Mr. Ramsey would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Ramsey's execution of a mutual release of claims satisfactory to the Company.

Agreements with Adam Chibib. On October 31, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Chibib which amended and restated Mr. Chibib's original executive employment agreement. Mr. Chibib's amended and restated employment agreement provides that he will receive an annual base salary of $325,000, subject to covenants in the amended and restated employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's

Chief Executive Officer. In addition, he has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The amended and restated employment agreement also specifies that Mr. Chibib will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Chibib will serve as Senior Vice President and Chief Financial Officer until his successor is chosen and qualified or until his death, disability, resignation, retirement, disqualification or removal. In the event of Mr. Chibib's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Chibib's termination without cause or his termination of employment for good reason, the Company shall pay Mr. Chibib two years of base salary continuation and two years of target bonus; and if Mr. Chibib elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Chibib's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). Good reason is defined in Mr. Chibib's agreement as (1) the assignment to Mr. Chibib of duties materially adverse to his status as Chief Financial Officer of the Company or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (2) a reduction by the Company in Mr. Chibib's then base salary or target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Chibib any portion of his current compensation when due; (3) a requirement that Mr. Chibib report to a primary work location that is more than fifty (50) miles from the Company's current location in Austin, Texas; or (4) the failure of Mr. Chibib and any successor company either to (A) maintain (through assignment, transfer or otherwise) his employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement, so long as Mr. Chibib is willing and able to execute a new agreement that substantially provides similar terms and conditions to his employment agreement. Cause means termination based on any one of the following, as determined in good faith by the Board of Directors: (i) any intentional act of misconduct or dishonesty by Mr. Chibib in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Chibib to attend to his duties under the agreement; (iii) any material breach of the agreement; (iv) Mr. Chibib's conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Chibib's unsatisfactory performance of his duties as determined by the Chief Executive Officer and failure of Mr. Chibib to improve such performance in the reasonable judgment of the Chief Executive Officer following the thirty (30)-day period after Mr. Chibib is provided written notice of such unsatisfactory performance. In addition, stock options granted to Mr. Chibib would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Chibib's execution of a mutual release of claims satisfactory to the Company.

On October 5, 2010, the Company entered into a Retention Agreement with Mr. Chibib in order to implement the retention bonus plan recommended by the Compensation Committee and approved by the full Board of Directors of Directors. Applicable bonus payment dates included June 30, 2010, September 30, 2010 and December 31, 2010 and amounts under the retention bonus plan were generally 50%, 60% and 50%, respectively, of the respective senior executive's then-current base salary.

Pursuant to Mr. Chibib's initial employment agreement, which was effective as of February 10, 2009, Mr. Chibib was eligible for a separate discretionary bonus in an amount up to but not exceeding $20,000 per quarter during his first year of employment, based upon criteria for quarterly objectives as set by the Company's Chief Executive Officer. Pursuant to the original employment agreement, on February 10, 2009, the Company granted Mr. Chibib 250,000 options to purchase shares of the Company's Common Stock pursuant to the Company's 2008 Employment Inducement Award Plan. The options are immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on February 10, 2010, and the remaining options vest in equal quarterly installments until fully vested.

Agreements with Mick D. Roemer. On December 30, 2010, the Company and Mr. Roemer entered into an amendment of Mr. Roemer's Executive Employment Agreement in order to cause such agreement to be in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and on October 5, 2010, the Company entered into a Retention Agreement with Mr. Roemer in order to implement the retention bonus plan recommended by the Compensation Committee and approved by the full Board of Directors of Directors. Applicable bonus payment dates included June 30, 2010, September 30, 2010 and December 31, 2010 and amounts under the retention bonus plan were generally 50%, 60% and 50%, respectively, of the respective senior executive's then-current base salary.

On January 12, 2009, the Company entered into an executive employment agreement with Mr. Roemer, which sets forth certain terms and conditions relating to his employment as Senior Vice President of Sales of the Company. Mr. Roemer's employment agreement provides that he will receive an annual base salary of $200,000, subject to covenants in the employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, he is entitled to receive a quarterly incentive bonus upon the achievement of new sales and new placement goals mutually agreed to by and between Mr. Roemer and the Company's Chief Executive Officer for each quarter. The incentive bonus shall not exceed $100,000 in any individual twelve (12) month period. In addition to the incentive bonus, Mr. Roemer has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The employment agreement also specifies that Mr. Roemer will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Pursuant to the employment agreement, the Company granted Mr. Roemer 200,000 options to purchase shares of the Company's Common Stock pursuant to the Company's 2008 Employment Inducement Award Plan. The options are immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on the first anniversary of the grant date and the remaining options vest in equal quarterly installments until fully vested.

Mr. Roemer will serve as Senior Vice President of Sales until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. In the event of Mr. Roemer's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Roemer's termination without cause or his termination of employment for good reason, the Company shall pay Mr. Roemer two years of base salary continuation and two years of target bonus and if Mr. Roemer elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Roemer's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). In addition, stock options granted to Mr. Roemer would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. Good reason is defined in Mr. Roemer's agreement as (i) the assignment to Mr. Roemer of duties materially adverse to his status as Senior Vice-President of Sales or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (ii) a material diminution by the Company in Mr. Roemer's then base salary, target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Roemer any material portion of his current compensation when due; (iii) a requirement that Mr. Roemer report to a primary work location that is more than 50 miles from the Company's current location in Austin, Texas or any office located in Reno or Las Vegas, Nevada; (iv) the Company requiring Mr. Roemer to be based anywhere other than the location of the Company's principal offices in Austin, Texas or any office located in Reno or Las Vegas, Nevada (except for required travel in the Company's business to an extent substantially consistent with Mr. Roemer's present business obligations); (v) the failure of Mr. Roemer and any successor company following a change of control either to (A) maintain (through assignment, transfer or otherwise) his employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement. Cause means termination based on any one of the following, as determined in good faith by the Chief Executive Officer: (i) any intentional act of misconduct or dishonesty by Mr. Roemer in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Roemer to attend to his duties under the agreement; (iii) any material breach of the agreement; (iv) Mr. Roemer's conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Roemer's unsatisfactory performance of his duties as determined by the Chief Executive Officer and failure of Mr. Roemer to improve such performance in the reasonable judgment of the Chief Executive Officer following the thirty (30)-day period after Mr. Roemer is provided written notice of such unsatisfactory performance. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Roemer's execution of a mutual release of claims satisfactory to the Company. Mr. Roemer is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Roemer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Agreements with Joaquin J. Aviles. On October 31, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Aviles which amended and restated Mr. Aviles' original executive employment agreement. Mr. Aviles' amended and restated employment agreement provides that he will receive an annual base salary of $237,000, subject to covenants in the amended and restated employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, he has an opportunity to earn an annual bonus equal to 40% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 60% of his base salary for overachievement of such performance targets. The amended and restated employment agreement also specifies that Mr. Aviles will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Aviles will serve as Vice President, Technology until his successor is chosen and qualified or until his death, disability, resignation, retirement, disqualification or removal. In the event of Mr. Aviles' death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Aviles' termination without cause or his termination of employment for good reason, the Company shall pay Mr. Aviles two years of base salary continuation and two years of target bonus; and if Mr. Aviles elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Aviles' termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). Good reason is defined in Mr. Aviles' employment agreement as (1) the assignment to Mr. Aviles of duties materially adverse to his status as Vice President of Technology or a material adverse alteration in the nature or status of his responsibilities, duties or authority; (2) a reduction by the Company in Mr. Aviles' then base salary or target bonus, a material reduction in other benefits, or the failure by the Company to pay Mr. Aviles any portion of his current compensation when due; (3) a requirement that Mr. Aviles report to a primary work location that is more than fifty (50) miles from the Company's current location in Austin, Texas; or (4) the failure of Mr. Aviles and any successor company either to (A) maintain (through assignment, transfer or otherwise) his employment agreement in full force and effect, or (B) reach a mutually agreeable new employment agreement, so long as Mr. Aviles is willing and able to execute a new agreement that substantially provides similar terms and conditions to his agreement. Cause means termination based on any one of the following, as determined in good faith by the Chief Executive Officer: (i) any intentional act of misconduct or dishonesty by Mr. Aviles in the performance of his duties under the agreement; (ii) any willful failure or refusal by Mr. Aviles to attend to his duties under the agreement; (iii) any material breach of the agreement; (iv) Mr. Aviles' conviction of or plea of "guilty" or "no contest" to any crime constituting a felony or a misdemeanor involving theft, embezzlement, dishonesty, or moral turpitude; or (v) Mr. Aviles' unsatisfactory performance of his duties as determined by the Chief Executive Officer and failure of Mr. Aviles to improve such performance in the reasonable judgment of the Chief Executive Officer following the thirty (30)-day period after Mr. Aviles is provided written notice of such unsatisfactory performance. In addition, stock options granted to Mr. Aviles would become fully vested in the event of his termination without cause or his termination for good reason within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Aviles' execution of a mutual release of claims satisfactory to the Company.

On October 5, 2010, the Company entered into a Retention Agreement with Mr. Aviles in order to implement the retention bonus plan recommended by the Compensation Committee and approved by the full Board of Directors of Directors. Applicable bonus payment dates included June 30, 2010, September 30, 2010 and December 31, 2010 and amounts under the retention bonus plan were generally 50%, 60% and 50%, respectively, of the respective senior executive's then-current base salary.

Pursuant to Mr. Aviles' initial employment agreement, which was effective as of February 10, 2009, on July 5, 2009, the Company granted Mr. Aviles 150,000 options to purchase shares of the Company's Common Stock pursuant to the Company's 2002 Stock Option Plan. Pursuant to Mr. Aviles' amended and restated agreement, Mr. Aviles received 50,000 options to purchase shares of the Company's Common Stock. Both options are immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on the one year anniversary of the grant date, and the remaining options vest in equal quarterly installments until fully vested.

Change-in-Control Benefits. Generally, the Company does not provide executive officers with any special benefits that are triggered solely upon a change-in-control. However, upon a change-in-control, virtually all of the Company's outstanding stock options held by our executive officers become fully vested if such options are neither assumed nor continued pursuant to the change of control or if within one year of a change-in-control either the executive is terminated or resigns for good reason. Change-in-control generally refers to certain corporate transactions involving the Company such as a merger or consolidation, sale of assets, dissolution or the acquisition by any person of at least 51% of our voting stock. The Compensation Committee believes that for senior executives, including the Named Executive Officers, accelerated vesting of stock options in the event of a change-in-control is generally appropriate because in some change-in-control situations, equity of the target company is cancelled making immediate acceleration necessary in order to preserve the value of the option grants. In addition, the Company relies on long-term incentive awards to provide our executive officers with the opportunity to accumulate substantial resources to fund their retirement income, and the Compensation Committee believes that a change-in-control event is an appropriate liquidation point for awards designed for such purpose.

Potential Termination Payments

This section describes and quantifies potential payments that may be made or benefits that may provided to each Named Executive Officer at, following, or in connection with the resignation, severance, retirement, or other termination of the Named Executive Officer or a change of control of the Company. For this purpose, it is assumed that each of the foregoing events occurred on the last day of the Company's fiscal year ended September 30, 2011. The determination of potential payments and benefits is based on specific factors and assumptions which are further discussed below. Since these factors and assumptions are subject to change, the payments and benefits that may actually be made to a Named Executive Officer may differ materially from the payments and benefits disclosed in this section.

Mr. Clinton terminated his employment effective October 7, 2011 and his potential termination values as of September 30, 2011 are set forth below.

Patrick J. Ramsey

Termination Event	Cash Severance (1) ($)	Acceleration and Other Benefits from Stock Options (2) ($)	Other (3) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	1,500,000	—	8,646	1,508,646
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	1,500,000	99,750	8,646	1,608,396

(1) Represents two year base salary continuation and two year target bonus.

(2) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $4.04 on September 30, 2011. If Mr. Ramsey's options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Ramsey is terminated without cause or resigns for good reason, all of Mr. Ramsey's stock options would immediately vest, however, the strike price of only 525,000 of Mr. Ramsey's unvested options exceed the Company's closing share price of $4.04 on September 30, 2011.

(3) If Mr. Ramsey elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Ramsey's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Ramsey's last day of employment.

Adam Chibib

Termination Event	Cash Severance (1) ($)	Acceleration and Other Benefits from Stock Options (2) ($)	Other (3)($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	1,040,000	—	12,922	1,052,922
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	1,040,000	251,738	12,922	1,304,660

(1) Represents two year base salary continuation and two year target bonus.

(2) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $4.04 on September 30, 2011. If Mr. Chibib's options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Chibib is terminated without cause or resigns for good reason, all of Mr. Chibib's stock options would immediately vest; however, the strike price of only 288,750 of Mr. Chibib's unvested options exceed the Company's closing share price of $4.04 on September 30, 2011.

(3) If Mr. Chibib elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Chibib's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Chibib's last day of employment.

Mick D. Roemer

Termination Event	Cash Severance (1) ($)	Acceleration and Other Benefits from Stock Options (2) ($)	Other (3) (4) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	678,400	—	10,808	689,208
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	678,400	142,050	10,808	831,258

(1) Represents two year base salary continuation and two year target bonus.

(2) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $4.04 on September 30, 2011. If Mr. Roemer's options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Roemer is terminated without cause or resigns for good reason, all of Mr. Roemer's stock options would immediately vest; however, the strike price of only 120,000 of Mr. Roemer's unvested options exceed the Company's closing share price of $4.04 on September 30, 2011.

(3) If Mr. Roemer elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Roemer's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Roemer's last day of employment.

(4) Mr. Roemer is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Roemer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Joaquin J. Aviles

Termination Event	Cash Severance (1) ($)	Acceleration and Other Benefits from Stock Options (2) ($)	Other (3)($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	663,600	—	8,647	672,247
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	663,600	21,300	8,647	693,547

(1) Represents two year base salary continuation and two year target bonus.

(2) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $4.04 on September 30, 2011. If Mr. Aviles' options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Aviles is terminated without cause or resigns for good reason, all of Mr. Aviles' stock options would immediately vest; however, the strike price of only 95,000 of Mr. Aviles' unvested options exceed the Company's closing share price of $4.04 on September 30, 2011.

(3) If Mr. Aviles elected to continue health coverage under COBRA, for a period of up to one year after termination, the Company would pay Mr. Aviles' premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Aviles' last day of employment.

Uri L. Clinton [(1)]

Termination Event	Cash Severance (2) ($)	Acceleration and Other Benefits from Stock Options (3) ($)	Other (4) (5) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason	832,000	—	12,922	844,922
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control	832,000	15,300	12,922	860,222

(1) Mr. Clinton terminated his employment effective October 7, 2011, and the information contained in this table assumes that each of the events occurred on the last day of the Company's fiscal year ended September 30, 2011.
(2) Represents two year base salary continuation and two year target bonus.
(3) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $4.04 on September 30, 2011. If Mr. Clinton's options were neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Clinton is terminated without cause or resigns for good reason, all of Mr. Clinton's stock options would immediately vest; however, the strike price of only 45,000 of Mr. Clinton's unvested options exceed the Company's closing share price of $4.04 on September 30, 2011.
(4) If Mr. Clinton elected to continue health coverage under COBRA, for a period of up to one year after termination, the Company would have paid Mr. Clinton's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Clinton's last day of employment.
(5) Mr. Clinton was eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Clinton is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code restricts deductibility of executive compensation paid to our Chief Executive Officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under Section 162(m) or related regulations. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable. Income related to stock options granted under our equity compensation plans generally qualifies for an exemption from these restrictions imposed by Section 162(m). In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for full deductibility.

Summary Compensation Table

The following summary compensation table sets forth information concerning aggregate compensation earned by or paid to (i) the individual serving as our Chief Executive Officers during our 2011 fiscal year, (ii) the individual serving as our Chief Financial Officer during our 2011 fiscal year, and (iii) our three other highly compensated executive officers who served in such capacities at the end of fiscal year 2011. We refer to these individuals in fiscal year 2011 as our "Named Executive Officers," as identified on page 34.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Patrick J. Ramsey	2011	375,000	929,574	—	—	—	—	255,255[3]	1,559,829
President and Chief Executive	2010	338,943	592,500	—	1,416,520	—	—	17,707	2,365,669
Officer	2009	300,000	—	—	176,903	180,000	—	79,178	736,081
Adam Chibib	2011	325,000	483,379	—	298,440[4]	—	—	*	1,106,819
Senior Vice President and	2010	250,000	295,000	—	116,688	—	—	*	661,688
Chief Financial Officer	2009	152,885	55,000	—	296,844	91,730	—	*	596,459
Mick D. Roemer	2011	212,000	407,560[5]	—		—	—	*	619,560
Senior Vice President - Sales	2010	200,000	290,000	—	116,688	—	—	*	606,688
Joaquin J. Aviles *Vice President - Technology*	2011	237,000	352,495	—	99,480[6]	—	—	*	688,975
Uri L. Clinton[7]	2011	260,000	386,703	—	—	—	—	*	646,703
Senior Vice President, General	2010	250,000	275,000	—	116,688	—	—	52,504	694,193
Counsel and Corporate Secretary	2009	250,000	—	—	204,120	150,000	—	93,244	697,364

* Perquisites and other personal benefits provided to such named executive officer had a total value of less than $10,000.

(1) Fiscal year 2011 includes the December 31, 2010 retention bonus payment and the target and stretch bonuses earned in fiscal year 2011 pursuant to the 2011 Executive Cash Incentive Plan. Fiscal year 2010 includes the March 31, 2010 and June 30, 2010 payments paid under the Retention Plan. Bonuses earned on September 30, 2009 pursuant to the Company's 2009 Management Bonus Plan are included in the 2009 fiscal year.

(2) Amounts disclosed in the "Option Awards" column relate to grants of stock options made under the Company's Consolidated Equity Incentive Plan (See "Executive Compensation" on page 34). With respect to each stock option grant, the amounts disclosed generally reflect the fair value of option awards as of the grant date for all options issued in the respective fiscal year, disregarding any estimate of forfeitures related to serviced-based vesting conditions, in accordance with ASC Topic 718 "Compensation-Stock Comparison". Generally, ASC Topic 718 "Compensation-Stock Comparison" requires the full grant-date fair value of a stock option award to be amortized and recognized as compensation cost over the service period that relates to the award. Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 sets forth the relevant assumptions used to determine the valuation of our stock option awards.

(3) Amounts disclosed in the "All Other Compensation" column for Mr. Ramsey in fiscal year 2011 include Company contributions to the 401(k) Plan account of $4,900; Company contributions for group term life insurance for Mr. Ramsey of $351; automobile reimbursement of $4,140; $532 for airfare for Mr. Ramsey's spouse to attend a customer event; and $2,500 in expenses related to his spouse's travel. Also included is a $242,832 cash payment to Mr. Ramsey for the unwinding of a grant of an option for 120,000 shares. Mr. Ramsey originally received 700,000 options pursuant to his amended employment agreement; however, this option grant inadvertently exceeded the maximum grant permitted under the Company's Consolidated Equity Incentive Plan by approximately 120,000 shares. As a result, on September 22, 2011, the Compensation Committee approved a cash payment of $242,832 to Mr. Ramsey in order to compensate Mr. Ramsey for the unwinding of the grant of an option for 120,000 shares, which represents the Black-Scholes value of such shares on the date of grant. Mr. Ramsey's total grant as of September 19, 2010 is 580,000 shares, which is below the maximum grant permitted under the plan.

(4) Represents options to acquire 150,000 shares of our common stock that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on October 31, 2010.

(5) In fiscal year 2011, Mr. Roemer received $70,738 as incentive bonus and $21,510 in commission in addition to his bonus pursuant to the 2011 Executive Cash Incentive Plan.

(6) Represents options to acquire 50,000 shares of our common stock that vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years beginning on October 31, 2010.

(7) Effective October 7, 2011, Mr. Clinton resigned as Senior Vice President, General Counsel and Corporate Secretary and ceased to be an executive officer of the Company.

Grants of Plan-Based Awards in Our Fiscal Year Ended September 30, 2011

The following table provides information regarding grants of plan-based awards made to each of the Named Executive Officers during the fiscal year ended September 30, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Mr. Ramsey	—	—	—	—	—
Mr. Chibib[(2)]	10/31/2010	—	150,000	3.92	298,440
Mr. Roemer	—	—	—	—	—
Mr. Aviles[(2)]	10/31/2010	—	50,000	3.92	99,480
Mr. Clinton[(3)]	—	—	—	—	—

(1) The amounts disclosed in the "Grant date fair value of stock and option awards" column were computed in accordance with ASC Topic 718 "Compensation-Stock Comparison".

(2) On October 31, 2010, the Board of Directors, upon recommendation of the Compensation Committee, approved an option to purchase 150,000 shares for Mr. Chibib pursuant to his Amended and Restated Executive Employment Agreement and an option to purchase 50,000 shares for Mr. Aviles pursuant to his Amended and Restated Executive Employment Agreement. The options are immediately exercisable, but will vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years. All awards were issued under the Company's Consolidated Equity Incentive Plan.

(3) Effective October 7, 2011, Mr. Clinton resigned as Senior Vice President, General Counsel and Corporate Secretary and ceased to be an executive officer of the Company.

Outstanding Equity Awards at Our Fiscal Year Ended September 30, 2011

The following table provides information concerning the current holdings of stock options by the Named Executive Officers as of September 30, 2011. This table includes unexercised and unvested option awards. Individual equity grants are shown separately for each such Named Executive Officer.

		Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($) (2)	Option Expiration Date
Mr. Ramsey	9/14/2008	300,000	—	150,000	4.4500	9/13/2015
	9/30/2009	65,000	—	32,500	5.1200	9/30/2016
	9/19/2010	580,000[(3)]	—	525,000	3.8500	9/19/2017
	Total	**945,000**		**707,500**		
Mr. Chibib	2/02/2009	250,000	—	93,750	1.7100	2/02/2016
	9/30/2009	33,333	—	16,667	5.1200	9/30/2016
	9/30/2010	60,000	—	45,000	3.7000	9/30/2017
	10/31/2010	150,000	—	150,000	3.9200	10/31/2017
	Total	**493,333**		**305,417**		
Mr. Roemer	1/13/2009	200,000	—	75,000	2.3500	1/12/2016
	9/30/2009	30,000	—	15,000	5.1200	9/30/2016
	9/30/2010	60,000	—	45,000	3.7000	9/30/2017
	Total	**290,000**		**135,000**		
Mr. Aviles	7/05/2009	150,000	—	75,000	4.8000	7/05/2016
	9/30/2009	10,000	—	5,000	5.1200	9/30/2016
	9/30/2010	60,000	—	45,000	3.7000	9/30/2017
	10/31/2010	50,000	—	50,000	3.9200	10/31/2017
	Total	**270,000**		**175,000**		
Mr. Clinton[(4)]	8/16/2008	250,000[(5)]	—	62,500	5.0400	8/15/2015
	9/30/2009	75,000	—	37,500	5.1200	9/30/2016
	9/30/2010	60,000	—	45,000	3.7000	9/30/2017
	Total	**385,000**		**145,000**		

(1) All options are exercisable immediately but are initially unvested and will vest over a four year period and vest 25% after one year, and continue to vest in equal quarterly installments during each of the following three years.

(2) The option exercise price is equal to the closing share price of the Company's stock on the day of grant.

(3) Mr. Ramsey originally received 700,000 options pursuant to his employment agreement; however, this option grant inadvertently exceeded the maximum grant permitted under the Company's Consolidated Equity Incentive Plan by approximately 120,000 shares. As a result, on September 22, 2011, the Committee approved a cash payment of $242,832 to Mr. Ramsey in order to compensate Mr. Ramsey for the unwinding of the grant of an option for 120,000 shares, which represents the Black-Scholes value of such shares on the date of grant. Mr. Ramsey's total grant as of

September 19, 2010 is 580,000 shares, which is below the maximum grant permitted under the plan. As amended, the option vested as to 55,000 shares after one year, and the remaining 525,000 shares will continue to vest in equal quarterly installments during each of the following three years.

(4) Effective October 7, 2011, Mr. Clinton resigned as Senior Vice President, General Counsel and Corporate Secretary and ceased to be an executive officer of the Company. Mr. Clinton's ability to exercise his options will expire in January 2012.

(5) Options granted to Mr. Clinton on August 16, 2008 vest over four years in sixteen equally quarterly installments.

Option Exercises in Fiscal Year 2011

None of our NEOs exercised any stock options during the fiscal year ended September 30, 2011.

Pension Benefits in Our Fiscal Year Ended September 30, 2011

The Company does not maintain a tax-qualified defined benefit retirement plan.

Nonqualified Deferred Compensation in Fiscal Year 2011

The Company does not maintain any non-qualified supplemental retirement plans or deferred compensation plans for our executive officers.

Director Compensation and Indemnification

We maintain a plan to compensate the members of our Board of Directors for their services as directors, including serving on committees of our Board of Directors. Under the Director Compensation Plan, each of our non-employee directors receives $37,500 per year, except for the Chairman of our Board of Directors, who receives $75,000 per year. In addition, each director receives $500 for each Board of Directors meeting attended in person and $250 for each Board of Directors meeting attended by telephone. Directors also receive the following amounts for serving on committees of our Board of Directors:

Audit Committee. The members of the Audit Committee each receive an additional $15,000 per year for serving on the Audit Committee, except for the Chairman of the Audit Committee, who receives $25,000 per year for serving on the Audit Committee as its chairman. Each Audit Committee member also receives $400 for each Audit Committee meeting attended in person and $200 for each Audit Committee meeting attended by telephone.

Nominating and Governance Committee. The members of the Nominating and Governance Committee each receive an additional $7,500 per year for serving on the Nominating and Governance Committee, except for the Chairman of the Nominating and Governance Committee, who receives $15,000 per year for serving on the Nominating and Governance Committee as its chairman. Each Nominating and Governance Committee member also receives $400 for each Nominating and Governance Committee meeting attended in person and $200 for each Nominating and Governance Committee meeting attended by telephone.

Compensation Committee. The members of the Compensation Committee each receive an additional $15,000 per year for serving on the Compensation Committee, except for the Chairman of the Compensation Committee, who receives $25,000 per year for serving on the Compensation Committee as its chairman. Each Compensation Committee member also receives $400 for each Compensation Committee meeting attended in person and $200 for each Compensation Committee meeting attended by telephone.

Other Committees of Our Board of Directors. The members of any other committee of our Board of Directors which may be established from time to time, each receive an additional $5,000 per year for serving on any such committee, except for the chairman of any such committee, who receives $10,000 per year for serving as chairman. Each member of any such committee also receives $400 for each meeting of such committee attended in person and $200 for each meeting of such committee attended by telephone.

Equity Grants. In addition to the cash compensation outlined above, prior to this fiscal year, each sitting outside director also received an option grant on an annual basis for 10,000 shares of common stock that will vest six months from the date of grant, subject to restrictions which prevent the sale of shares issuable upon exercise of such options. These restrictions on the sale of the underlying shares lapse with respect to 25% of the shares annually. During this fiscal year, the Compensation Committee engaged Radford to review the compensation for directors. Based on recommendations from Radford, in December 2011, the Compensation Committee revised the equity compensation to be granted to outside directors to 20,000 options to purchase common stock, effective as of December 12, 2011. The Compensation Committee continues to review director compensation structure for the remainder of fiscal year 2012 and beyond.

Our Articles of Incorporation limit the personal liability of our directors for breaches of fiduciary duties. Our Bylaws require us to indemnify our directors to the fullest extent permitted by Texas law. We have entered into indemnification agreements with our directors and officers. These indemnification agreements are intended to permit indemnification of our directors and officers to the fullest extent now or hereafter permitted by the Texas Business Organizations Code.

DIRECTOR COMPENSATION TABLE FOR OUR FISCAL YEAR ENDED SEPTEMBER 30, 2011

The following table provides a summary of total compensation paid to the Company's non-employee directors during the fiscal year ended September 30, 2011.

Name	Fees Earned or Paid in Cash (1)($)	Stock Awards ($)	Option Awards (2)(3)(4)(5) ($)	All Other Compensation ($)	Total ($)
Stephen J. Greathouse(6)	96,050	–	19,439	–	115,489
Neil E. Jenkins	72,100	–	19,439	–	91,539
Michael J. Maples, Sr.	87,000	–	19,439	–	106,439
Justin A. Orlando	58,750	–	19,439	–	78,189
Robert D. Repass	82,200	–	19,439	–	101,639
Timothy S. Stanley	70,800	–	19,439	–	90,239

(1) Reflects the amount of cash compensation earned by directors, including annual retainers for Board of Directors and committee service, chairmanship and meeting fees.

(2) Represents the fair value of option awards as of the grant date for all options issued during the fiscal year ended September 30, 2011 in accordance with Accounting Standards Codification (ASC) Topic 718 "Compensation-Stock Comparison", disregarding any estimate of forfeitures related to serviced-based vesting conditions. The fair value was estimated using the Black-Scholes option pricing model in accordance with ASC Topic 718 "Compensation-Stock Comparison."

(3) Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 sets forth the relevant assumptions used to determine the valuation of our option awards.

(4) For each director the grant date fair value for each option award granted during fiscal year ended September 30, 2011 (computed in accordance with ASC Topic 718 "Compensation-Stock Comparison") was as follows: Mr. Greathouse $19,439; Mr. Jenkins $19,439; Mr. Maples $19,439; Mr. Orlando $19,439; Mr. Repass $19,439; and Mr. Stanley $19,439.

(5) As of September 30, 2011, each of our non-employee directors had the following number of outstanding options: Mr. Greathouse 30,000; Mr. Jenkins 50,000; Mr. Maples 97,500; Mr. Orlando 30,000; Mr. Repass 222,500; and Mr. Stanley 20,000.
(6) Mr. Greathouse serves as the Company's non-executive Chairman of the Board of Directors.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Directors, have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company. Based on such review and discussion, we are of the opinion that the executive compensation policies and plans provide appropriate compensation to properly align the Company's performance and the interests of its shareholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term. Accordingly, we have recommended to the Board of Directors of Directors that the foregoing Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2011, and in the proxy statement relating to the Company's 2012 Annual Meeting of Shareholders.

Submitted by the Compensation Committee of the Board of Directors of Directors:

COMPENSATION COMMITTEE

Neil E. Jenkins, Chairman of the Compensation Committee
Stephen J. Greathouse
Timothy S. Stanley

CERTAIN INFORMATION NOT DEEMED INCORPORATED BY REFERENCE IN ANY SECURITIES AND EXCHANGE COMMISSION FILINGS

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, or the Securities Act, or the 1934 Act that might incorporate all or portions of future filings, including this Proxy Statement, with the SEC, in whole or in part, the Report of the Compensation Committee of our Board of Directors and the Report of the Audit Committee of our Board of Directors shall not be deemed to be incorporated by reference into any such filing or deemed to be "soliciting material" or "filed" with the SEC under the Securities Act or the 1934 Act, or subject to the liabilities of Section 18 of the 1934 Act. In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textural references only. The information on these websites shall not be deemed part of this Proxy Statement.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

Shareholders who, in accordance with SEC Rule 14a-8, wish to present proposals for inclusion in our proxy statement and form of proxy for our 2013 Annual Meeting must submit their proposals so that they are received by us at our principal executive offices, addressed to our Corporate Secretary, no later than September 30, 2012.

Shareholder proposals that are not intended for inclusion in the Company's proxy statement may be brought before an annual meeting in accordance with SEC Rule 14a-4(c)(1). For the 2013 Annual Meeting, the Corporate Secretary must receive notice of the proposal before November 25, 2012. In addition, in accordance with the Company's Bylaws, shareholder proposals concerning nomination of directors must set forth as to each person whom the shareholder proposes to nominate for election or re-election as a director (1) all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, (2) such person's written consent to serve as a director if elected and (3) a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board, in accordance with the Corporation's Board Practice on Director Elections. Unless we receive notice in the manner and by the date specified above, the proxy holders shall have discretionary authority to vote for or against any such proposal presented at our next annual meeting of shareholders.

ANNUAL REPORT

A copy of our annual report for our fiscal year ended September 30, 2011 has been mailed concurrently with this Proxy Statement to all shareholders entitled to notice of and to vote at the annual meeting. The annual report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

FORM 10-K

We filed an annual report on Form 10-K with the SEC on November 17, 2011. Shareholders may obtain a copy of our annual report, including the amendments thereto, without charge, by writing to our Corporate Secretary at our principal executive offices, located at 206 Wild Basin Rd South, Building B, Austin, Texas 78746.

By order of the Board of Directors,

Patrick J. Ramsey
President and Chief Executive Officer

Austin, Texas
December 15, 2011

MULTIMEDIA GAMES HOLDING COMPANY, INC.
2012 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

Page

MULTIMEDIA GAMES HOLDING COMPANY, INC.
2012 EQUITY INCENTIVE PLAN

I. PURPOSE

The Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan is adopted effective December 14, 2011. The Plan is designed to attract, retain and motivate selected Eligible Employees and Key Non-Employees of the Company and its Affiliates, and reward them for making major contributions to the success of the Company and its Affiliates. These objectives are accomplished by making long-term incentive awards under the Plan that will offer Participants an opportunity to have a greater proprietary interest in, and closer identity with, the Company and its Affiliates and their financial success.

The Awards may consist of:

1. Incentive Options;
2. Nonstatutory Options;
3. Restricted Stock;
4. Rights;
5. Dividend Equivalents;
6. Other Stock-Based Awards;
7. Performance Awards; or
8. Cash Awards;

or any combination of the foregoing, as the Committee may determine.

The Plan is intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Code to the extent deemed necessary and appropriate by the Committee. The Plan and the grant of Awards hereunder are expressly conditioned upon the Plan's approval by the shareholders of the Company. If such approval is not obtained, then this Plan and all Awards hereunder shall be null and void ab initio.

II. DEFINITIONS

A. Affiliate means any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated association or other entity (other than the Company) that, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.

B. Award means the grant to any Eligible Employee or Key Non-Employee of any form of Option, Restricted Stock, Right, Dividend Equivalent, Other Stock-Based Award, Performance Award, or Cash Award, whether granted singly, in combination, or in tandem, and pursuant to such terms, conditions, and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

C. **Award Agreement** means a written agreement entered into between the Company and a Participant under which an Award is granted and which sets forth the terms, conditions, and limitations applicable to the Award.

D. **Board** means the Board of Directors of the Company.

E. **Cash Award** means an Award of cash, subject to the requirements of Article XIII and such other restrictions as the Committee deems appropriate or desirable.

F. **Code** means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

G. **Committee** means the committee to which the Board delegates the power to act under or pursuant to the provisions of the Plan, or the Board if no committee is selected. If the Board delegates powers to a committee, and if the Company is or becomes subject to Section 16 of the Exchange Act, then, if necessary for compliance therewith, such committee shall consist of not less than two (2) members of the Board, each member of which must be a "non-employee director," within the meaning of the applicable rules promulgated pursuant to the Exchange Act. If the Company is or becomes subject to Section 16 of the Exchange Act, no member of the Committee shall receive any Award pursuant to the Plan or any similar plan of the Company or any Affiliate while serving on the Committee, unless the Board determines that the grant of such an Award satisfies the then current Rule 16b-3 requirements under the Exchange Act. Notwithstanding anything herein to the contrary, if the Company is a "publicly held company", as such term is defined under Section 162(m) of the Code and the Board determines that it is necessary and desirable in order for compensation recognized by Participants pursuant to the Plan to be fully deductible to the Company for federal income tax purposes, each member of the Committee also shall be an "outside director" (as defined in regulations or other guidance issued by the Internal Revenue Service under Code Section 162(m)).

H. **Common Stock** means the common stock of the Company.

I. **Company** means Multimedia Games Holding Company, Inc., a Texas corporation, and includes any successor or assignee corporation or corporations into which the Company may be merged, changed, or consolidated; any corporation for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company.

J. **Disability or Disabled** means a permanent and total disability as defined in Section 22(e)(3) of the Code.

K. **Dividend Equivalent** means an Award subject to the requirements of Article X.

L. **Eligible Employee** means an employee of the Company or of an Affiliate who is designated by the Committee as being eligible to be granted one or more Awards under the Plan.

M. **Exchange Act** means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto. References to any provision of the Exchange Act shall be deemed to include rules promulgated thereunder and successor provisions and rules thereto.

N. **Fair Market Value** means, if the Shares are listed on any national securities exchange, the closing sales price, if any, on the largest such exchange on the valuation date, or, if none, on the most recent trade date immediately prior to the valuation date provided such trade date is no more than thirty (30) days prior to the valuation date. If the Shares are not then listed on any such exchange, the fair market value of such Shares shall be the closing sales price if such is reported, or otherwise the mean between the closing "Bid" and the closing "Ask" prices, if any, as reported in the National Association of Securities Dealers Automated Quotation System ("NASDAQ") for the valuation date, or if none, on the most recent trade date immediately prior to the valuation date provided such trade date is no more than thirty (30) days prior to the valuation date. If the Shares are not then either listed on any such exchange or quoted in NASDAQ, or there has been no trade date within such thirty (30) day period, the fair market value shall be the mean between the average of the "Bid" and the average of the "Ask" prices, if any, as reported by the Electronic Quotation Service or Pink Sheets LLC (or such equivalent reporting service) for the valuation date, or, if none, for the most recent trade date immediately prior to the valuation date provided such trade date is no more than thirty (30) days prior to the valuation date. If the fair market value cannot be determined under the preceding three sentences, it shall be determined in good faith by the Committee.

O. **Incentive Option** means an Option that, when granted, is intended to be an "incentive stock option," as defined in Section 422 of the Code.

P. **Key Non-Employee** means a Non-Employee Board Member, consultant, advisor or independent contractor of the Company or of an Affiliate who is designated by the Committee as being eligible to be granted one or more Awards under the Plan.

Q. **Non-Employee Board Member** means a director of the Company who is not an employee of the Company or any of its Affiliates. For purposes of the Plan, a Non-Employee Board Member shall be deemed to include the employer or other designee of such Non-Employee Board Member, if the Non-Employee Board Member is required, as a condition of his or her employment, to provide that any Award granted hereunder be made to the employer or other designee.

R. **Nonstatutory Option** means an Option that, when granted, is not intended to be an "incentive stock option," as defined in Section 422 of the Code, or that subsequently fails to comply with the requirements of Section 422 of the Code.

S. **Option** means a right or option to purchase Common Stock, including Restricted Stock if the Committee so determines.

T. **Other Stock-Based Award** means a grant or sale of Common Stock that is valued in whole or in part based upon the Fair Market Value of Common Stock.

U. **Participant** means an Eligible Employee or Key Non-Employee to whom one or more Awards are granted under the Plan.

V. **Performance Award** means an Award subject to the requirements of Article XII, and such performance conditions as the Committee deems appropriate or desirable.

W. **Plan** means the Multimedia Games Holding Company, Inc. 2012 Equity Incentive Plan, as amended from time to time.

X. **Restricted Stock** means an Award made in Common Stock or denominated in units of Common Stock and delivered under the Plan, subject to the requirements of Article VIII, such other restrictions as the Committee deems appropriate or desirable, and as awarded in accordance with the terms of the Plan.

Y. **Right** means a stock appreciation right delivered under the Plan, subject to the requirements of Article IX and as awarded in accordance with the terms of the Plan.

Z. **Shares** means the following shares of the capital stock of the Company as to which Options or Restricted Stock have been or may be granted under the Plan and upon which Rights, units of Restricted Stock or Other Stock-Based Awards may be based: treasury or authorized but unissued Common Stock, $.01 par value, of the Company, or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Article XIX of the Plan.

III. SHARES SUBJECT TO THE PLAN

The aggregate number of Shares as to which Awards may be granted from time to time shall be One Million Nine Hundred Thousand (1,900,000) Shares (subject to adjustment for stock splits, stock dividends, and other adjustments described in Article XIX hereof). Any Shares granted in connection with Options and Rights shall be counted as one (1) Share against the aggregate number of Shares which may be granted hereunder and any Shares granted with respect to any Awards other than Options and Rights shall be counted against the aggregate Share limit as 1.58 Shares for every one (1) Share of Common Stock subject thereto. The aggregate number of Shares as to which Incentive Options may be granted from time to time shall be Nine Hundred Fifty Thousand (950,000) Shares (subject to adjustment for stock splits, stock dividends and other adjustments described in Article XIX hereof).

In accordance with Code Section 162(m), if applicable, the aggregate number of Shares as to which Awards may be granted in any one calendar year to any one Eligible Employee shall not exceed Nine Hundred Fifty Thousand (950,000) Shares (subject to adjustment for stock splits, stock dividends, and other adjustments described in Article XIX hereof).

From time to time, the Committee and/or appropriate officers of the Company shall take whatever actions are necessary to file required documents with governmental authorities and/or stock exchanges so as to make Shares available for issuance pursuant to the Plan. Shares subject to Awards that are forfeited, terminated, expire unexercised, canceled by agreement of the Company and the Participant, settled in cash in lieu of Common Stock or in such manner that all or some of the Shares covered by such Awards are not issued to a Participant (or, if issued to the

Participant, are returned to the Company by the Participant pursuant to a right of repurchase or right of first refusal exercised by the Company), or are exchanged for Awards that do not involve Common Stock, shall immediately become available for Awards. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance or delivery under the Plan if such Shares are (i) Shares that were subject to a stock-settled Right and were not issued upon the net settlement or net exercise of such Right, (ii) Shares delivered or withheld by the Company to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise. Awards payable in cash shall not reduce the number of Shares available for Awards under the Plan.

IV. ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum at any meeting thereof (including by telephone conference) and the acts of a majority of the members present, or acts approved in writing by a majority of the entire Committee without a meeting, shall be the acts of the Committee for purposes of this Plan. The Committee may authorize one or more of its members or an officer of the Company to execute and deliver documents on behalf of the Committee. A member of the Committee shall not exercise any discretion respecting Awards to himself or herself under the Plan, other than as applies to the Participants or a class of similarly situated Participants as a whole. The Board shall have the authority to remove, replace or fill any vacancy of any member of the Committee upon notice to the Committee and the affected member. Any member of the Committee may resign upon notice to the Board. The Committee may allocate among one or more of its members, or may delegate to one or more of its agents, such duties and responsibilities as it determines. Subject to the provisions of the Plan, the Committee is authorized to:

A. Interpret the provisions of the Plan and any Award or Award Agreement, and make all rules and determinations that it deems necessary or advisable to the administration of the Plan;

B. Determine which employees of the Company or an Affiliate shall be designated as Eligible Employees and which of the Eligible Employees shall be granted Awards;

C. Determine the Key Non-Employees to whom Awards, other than Incentive Options and Performance Awards for which Key Non-Employees shall not be eligible, shall be granted;

D. Determine whether an Option to be granted shall be an Incentive Option or Nonstatutory Option;

E. Determine the number of Shares for which an Option, Restricted Stock or Other Stock-Based Award shall be granted;

F. Determine the number of Rights, the Cash Award or the Performance Award to be granted;

G. Provide for the acceleration of the right to exercise any Award; and

H. Specify the terms, conditions, and limitations upon which Awards may be granted;

provided, however, that with respect to Incentive Options, all such interpretations, rules, determinations, terms, and conditions shall be made and prescribed in the context of preserving the tax status of the Incentive Options as "incentive stock options" within the meaning of Section 422 of the Code.

If permitted by applicable law, and in accordance with any such law, the Committee may delegate to the chief executive officer and to other senior officers of the Company or its Affiliates its duties under the Plan pursuant to such conditions or limitations as the Committee may establish, except that only the Committee may select, and grant Awards to, Participants who are subject to Section 16 of the Exchange Act. All determinations of the Committee shall be made by a majority of its members. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award.

The Committee shall have the authority at any time to cancel Awards for reasonable cause and/or to provide for the conditions and circumstances under which Awards shall be forfeited.

Any determination made by the Committee pursuant to the provisions of the Plan shall be made in its sole discretion, and in the case of any determination relating to an Award, may be made at the time of the grant of the Award or, unless in contravention of any express term of the Plan or any Award Agreement, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and the Participants. No determination shall be subject to de novo review if challenged in court.

V. ELIGIBILITY FOR PARTICIPATION

Awards may be granted under this Plan only to Eligible Employees and Key Non-Employees of the Company or its Affiliates. The foregoing notwithstanding, each Participant receiving an Incentive Option must be an Eligible Employee of the Company or of an Affiliate at the time the Incentive Option is granted.

The Committee may, at any time and from time to time, grant one or more Awards to one or more Eligible Employees or Key Non-Employees and may designate the number of Shares, if applicable, to be subject to each Award so granted, provided, however that no Incentive Option shall be granted after the expiration of ten (10) years from the earlier of the date of the adoption of the Plan by the Company or the approval of the Plan by the shareholders of the Company, and provided further, that the Fair Market Value of the Shares (determined at the time the Option is granted) as to which Incentive Options are exercisable for the first time by any Eligible Employee during any single calendar year (under the Plan and under any other incentive stock option plan of the Company or an Affiliate) shall not exceed One Hundred Thousand Dollars ($100,000). To the extent that the Fair Market Value of such Shares exceeds One Hundred Thousand Dollars ($100,000), the Shares subject to Option in excess of One Hundred Thousand

Dollars ($100,000) shall, without further action by the Committee, automatically be converted to Nonstatutory Options.

Notwithstanding any of the foregoing provisions, the Committee may authorize the grant of an Award to a person not then in the employ of, or engaged by, the Company or of an Affiliate, conditioned upon such person becoming eligible to be granted an Award at or prior to the execution of the Award Agreement evidencing the actual grant of such Award.

VI. AWARDS UNDER THIS PLAN

As the Committee may determine, the following types of Awards may be granted under the Plan on a stand-alone, combination, or tandem basis:

A. Incentive Option

An Award in the form of an Option that shall comply with the requirements of Section 422 of the Code.

B. Nonstatutory Option

An Award in the form of an Option that shall not be intended to, or has otherwise failed to, comply with the requirements of Section 422 of the Code.

C. Restricted Stock

An Award made to a Participant in Common Stock or denominated in units of Common Stock, subject to future service and/or such other restrictions and conditions as may be established by the Committee, and as set forth in the Award Agreement, including but not limited to continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates, and/or other measurements of Company or Affiliate performance.

D. Stock Appreciation Right

An Award in the form of a Right to receive the excess of the Fair Market Value of a Share on the date the Right is exercised over the Fair Market Value of a Share on the date the Right was granted.

E. Dividend Equivalents

An Award in the form of, and based upon the value of, dividends on Shares.

F. Other Stock-Based Awards

An Award made to a Participant that is valued in whole or in part by reference to, or is otherwise based upon, the Fair Market Value of Shares.

G. Performance Awards

An Award made to a Participant that is subject to performance conditions specified by the Committee, including, but not limited to, continuous service with the Company and/or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates, and/or other measurements of Company or Affiliate performance.

H. Cash Awards

An Award made to a Participant and denominated in cash, with the eventual payment subject to future service and/or such other restrictions and conditions as may be established by the Committee, and as set forth in the Award Agreement.

Each Award under the Plan shall be evidenced by an Award Agreement. Delivery of an Award Agreement to each Participant shall constitute an agreement between the Company and the Participant as to the terms and conditions of the Award.

VII. TERMS AND CONDITIONS OF INCENTIVE OPTIONS AND NONSTATUTORY OPTIONS

Each Option shall be set forth in an Award Agreement, duly executed on behalf of the Company and by the Participant to whom such Option is granted. Except for the setting of the Option price under Paragraph A, no Option shall be granted and no purported grant of any Option shall be effective until such Award Agreement shall have been duly executed on behalf of the Company and by the Participant. Each such Award Agreement shall be subject to at least the following terms and conditions:

A. Option Price

In the case of an Incentive Option granted to a Participant that owns, directly or by reason of the applicable attribution rules, ten percent (10%) or less of the total combined voting power of all classes of stock of the Company, and in the case of a Nonstatutory Option, the Option price per share of the Shares covered by each such Incentive Option or Nonstatutory Option shall be not less than the Fair Market Value of the Shares on the date of the grant of the Option. In all other cases of Incentive Options, the Option price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

B. Number of Shares

Each Option shall state the number of Shares to which it pertains.

C. Term of Option

Each Incentive Option shall terminate not more than ten (10) years from the date of the grant thereof, or at such earlier time as the Award Agreement may provide, and shall be subject to earlier termination as herein provided, except that if the Option price is required under Paragraph A of this Article VII to be at least one hundred ten percent (110%) of Fair Market Value, each such Incentive Option shall terminate not more than five (5) years from the date of the grant thereof, and shall be subject to earlier termination as herein provided. The Committee shall determine the time at which a Nonstatutory Option shall terminate.

D. Date of Exercise

Upon the authorization of the grant of an Option, or at any time thereafter, the Committee may, subject to the provisions of Paragraph C of this Article VII, prescribe the date or dates on which the Option becomes exercisable, and may provide that the Option rights become exercisable in installments over a period of years, and/or upon the attainment of stated goals. Unless the Committee otherwise provides in writing, or unless otherwise required by law (including, if applicable, the Uniformed Services Employment and Reemployment Rights Act), the date or dates on which the Option becomes exercisable shall be tolled during any unpaid leave of absence. It is expressly understood that Options hereunder shall, unless otherwise provided for in writing by the Committee, be granted in contemplation of, and earned by the Participant through the completion of, future employment or service with the Company.

E. Medium of Payment

The Option price shall be payable upon the exercise of the Option, as set forth in Paragraph I. It shall be payable in such form (permitted by Section 422 of the Code in the case of Incentive Options) as the Committee shall, either by rules promulgated pursuant to the provisions of Article IV of the Plan, or in the particular Award Agreement, provide.

F. Termination of Employment

1. A Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate for any reason other than death, Disability, or termination "for cause," as defined in subparagraph (2) below, may exercise any Option granted to such Participant, to the extent that the right to purchase Shares thereunder has become exercisable by the date of such termination, but only within ninety (90) days (or such other period of time as the Committee may determine, with such determination in the case of an Incentive Option being made at the time of the grant of the Option and not exceeding three (3) months) after such date, or, if earlier, within the originally prescribed term of the Option, and subject to the conditions that (i) no Option shall be exercisable after the expiration of the term of the Option and (ii) unless the Committee otherwise provides, no Option that has not become exercisable by the date of such termination shall at any time thereafter be or become exercisable. A Participant's employment shall not be deemed terminated by reason of a transfer to another employer that is the Company or an Affiliate.

2. A Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate "for cause" shall, upon such termination, cease to have any right to exercise any Option. For purposes of this Plan, cause shall be as defined in any employment or other agreement between the Participant and the Company (or an Affiliate) or, if there is no such agreement or definition therein, cause shall be defined to include (i) a Participant's theft or embezzlement, or attempted theft or embezzlement, of money or property of the Company or of an Affiliate, a Participant's perpetration or

attempted perpetration of fraud, or a Participant's participation in a fraud or attempted fraud, on the Company or an Affiliate or a Participant's unauthorized appropriation of, or a Participant's attempt to misappropriate, any tangible or intangible assets or property of the Company or an Affiliate; (ii) any act or acts by a Participant of disloyalty, dishonesty, misconduct, moral turpitude, or any other act or acts by a Participant injurious to the interest, property, operations, business or reputation of the Company or an Affiliate; (iii) a Participant's commission of a felony or any other crime the commission of which results in injury to the Company or an Affiliate; (iv) any violation of any restriction on the disclosure or use of confidential information of the Company or an Affiliate, client, customer, prospect, or merger or acquisition target, or on competition with the Company or an Affiliate or any of its businesses as then conducted; or (v) any other action that the Board or the Committee, in their sole discretion, may deem to be sufficiently injurious to the interests of the Company or an Affiliate to constitute substantial cause for termination. The determination of the Committee as to the existence of cause shall be conclusive and binding upon the Participant and the Company.

3. Except as the Committee may otherwise expressly provide or determine (consistent with Section 422 of the Code, if applicable), a Participant who is absent from work with the Company or an Affiliate because of temporary disability (any disability other than a Disability), or who is on leave of absence for any purpose permitted by the Company or by any authoritative interpretation (i.e., regulation, ruling, case law, etc.) of Section 422 of the Code, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated his or her employment or relationship with the Company or with an Affiliate. For purposes of Incentive Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract (or the Committee approves such longer leave of absence, in which event the Incentive Option held by the Participant shall be treated for tax purposes as a Nonstatutory Option on the date that is six (6) months following the first day of such leave).

4. Paragraph F(1) shall control and fix the rights of a Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate for any reason other than Disability, death, or termination "for cause," and who subsequently becomes Disabled or dies. Nothing in Paragraphs G and H of this Article VII shall be applicable in any such case.

G. Total and Permanent Disability

A Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant to the extent that the right to purchase Shares thereunder has become exercisable on or before the date such Participant becomes Disabled as determined by the Committee; provided, the Company may, in its sole discretion, accelerate the timing of the exercise provisions of such Option upon the Participant's Disability.

A Disabled Participant, or his estate or personal representative, shall exercise such rights, if at all, only within a period of not more than twelve (12) months after the date that the

Participant became Disabled as determined by the Committee (notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not become Disabled) or, if earlier, within the originally prescribed term of the Option.

H. Death

In the event that a Participant to whom an Option has been granted ceases to be an employee or Key Non-Employee of the Company or of an Affiliate by reason of such Participant's death, such Option, to the extent that the right is exercisable but not exercised on the date of death, may be exercised by the Participant's estate or personal representative within twelve (12) months after the date of death of such Participant or, if earlier, within the originally prescribed term of the Option, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant were alive and had continued to be an employee or Key Non-Employee of the Company or of an Affiliate; provided, the Company may, in its sole discretion, accelerate the timing of the exercise provisions of such Option upon the Participant's death.

I. Exercise of Option and Issuance of Stock

Options shall be exercised by giving written notice to the Company. Such written notice shall: (i) be signed by the person exercising the Option, (ii) state the number of Shares with respect to which the Option is being exercised, (iii) contain the warranty required by Paragraph M of this Article VII, if applicable, and (iv) specify a date (other than a Saturday, Sunday or legal holiday) not more than ten (10) days after the date of such written notice, as the date on which the Shares will be purchased. Such tender and conveyance shall take place at the principal office of the Company during ordinary business hours, or at such other hour and place agreed upon by the Company and the person or persons exercising the Option. On the date specified in such written notice (which date may be extended by the Company in order to comply with any law or regulation that requires the Company to take any action with respect to the Option Shares prior to the issuance thereof), the Company shall accept payment for the Option Shares in cash, by bank or certified check, by wire transfer, or by such other means as may be approved by the Committee, and shall deliver to the person or persons exercising the Option in exchange therefor an appropriate certificate or certificates for fully paid nonassessable Shares or undertake to deliver an appropriate certificate or certificates within a reasonable period of time. In the event of any failure to pay for the number of Shares specified in such written notice on the date set forth therein (or on the extended date as above provided), the right to exercise the Option shall terminate with respect to such number of Shares, but shall continue with respect to the remaining Shares covered by the Option and not yet acquired pursuant thereto.

Subject to compliance with the Sarbanes-Oxley Act of 2002 or the requirements of any applicable securities laws, payment in full or in part also may be made (i) by delivering Shares, or by attestation of Shares, which have a total Fair Market Value on the date of such delivery equal to the Option price and provided that accepting such Shares, in the sole discretion of the Committee, shall not result in any adverse accounting consequences to the Company; (ii) by authorizing the Company to retain Shares that otherwise would be issuable upon exercise of the Option having a total Fair Market Value on the date of delivery equal to the Option price; (iii) by the delivery of cash or the extension of credit by a broker-dealer to whom the Participant has submitted a notice of exercise or otherwise indicated an intent to exercise an Option (in accordance with part 220, Chapter II, Title 12 of the Code of Federal Regulations, a so-called "cashless" exercise); or (iv) by any combination of the foregoing. Any certificate for shares of outstanding stock of the Company used to pay the purchase price shall be accompanied by a stock power duly endorsed in blank by the registered holder of the certificate, with signature guaranteed in the event the certificate shall also be accompanied by instructions from the Participant to the Company's transfer agent with respect to disposition of the balance of the shares covered thereby.

J. Rights as a Shareholder

No Participant to whom an Option has been granted shall have rights as a shareholder with respect to any Shares covered by such Option except as to such Shares as have been registered in the Company's share register in the name of such Participant upon the due exercise of the Option and tender of the full Option price.

K. Assignability and Transferability of Option

Unless otherwise permitted by the Code, by Rule 16b-3 of the Exchange Act and by the exemption set forth under Section 12(g) of the Exchange Act (Release No. 34-56887), if applicable, and approved in advance by the Committee, an Option granted to a Participant shall not be transferable by the Participant and shall be exercisable, during the Participant's lifetime, only by such Participant or, in the event of the Participant's incapacity, his guardian or legal representative. Except as otherwise permitted herein, such Option shall not be assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment, or similar process and any attempted transfer, assignment, pledge, hypothecation or other disposition of any Option or of any rights granted thereunder contrary to the provisions of this Paragraph K, or the levy of any attachment or similar process upon an Option or such rights, shall be null and void.

L. Other Provisions

The Award Agreement for an Incentive Option shall contain such limitations and restrictions upon the exercise of the Option as shall be necessary in order that such Option qualifies as an "incentive stock option" within the meaning of Section 422 of the Code. Further, the Award Agreements authorized under the Plan shall be subject to such other terms and conditions including, without limitation, restrictions upon the exercise of the Option, as the Committee shall deem advisable and which, in the case of Incentive Options, are not inconsistent with the requirements of Section 422 of the Code.

M. Purchase for Investment

If Shares to be issued upon the particular exercise of an Option shall not have been effectively registered under the Securities Act of 1933, as now in force or hereafter amended, the Company shall be under no obligation to issue the Shares covered by such exercise unless and until the following conditions have been fulfilled. The person who exercises such Option shall warrant to the Company that, at the time of such exercise, such person is acquiring his or her

Option Shares for investment and not with a view to, or for sale in connection with, the distribution of any such Shares, and shall make such other representations, warranties, acknowledgments, and/or affirmations, if any, as the Committee may require. In such event, the person acquiring such Shares shall be bound by the provisions of the following legend (or similar legend) which shall be endorsed upon the certificate(s) evidencing his or her Option Shares issued pursuant to such exercise.

> "The shares represented by this certificate have been acquired for investment and they may not be sold or otherwise transferred by any person, including a pledgee, in the absence of an effective registration statement for the shares under the Securities Act of 1933 or an opinion of counsel satisfactory to the Company that an exemption from registration is then available."

Without limiting the generality of the foregoing, the Company may delay issuance of the Shares until completion of any action or obtaining any consent that the Company deems necessary under any applicable law (including without limitation state securities or "blue sky" laws).

VIII. TERMS AND CONDITIONS OF RESTRICTED STOCK

A. The Committee may from time to time grant an Award in Shares of Common Stock or grant an Award denominated in units of Common Stock, for such consideration as the Committee deems appropriate (which amount may be less than the Fair Market Value of the Common Stock on the date of the Award), and subject to such restrictions and conditions and other terms as the Committee may determine at the time of the Award (including, but not limited to, continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates, and/or other measurements of Company or Affiliate performance), and subject further to the general provisions of the Plan, the applicable Award Agreement, and the following specific rules.

B. If Shares of Restricted Stock are awarded, such Shares cannot be assigned, sold, transferred, pledged, or hypothecated prior to the lapse of the restrictions applicable thereto, and, in no event, absent Committee approval, prior to six (6) months from the date of the Award. The Company shall issue, in the name of the Participant, stock certificates representing the total number of Shares of Restricted Stock awarded to the Participant, as soon as may be reasonably practicable after the grant of the Award, which certificates shall be held by the Secretary of the Company as provided in Paragraph G.

C. Restricted Stock issued to a Participant under the Plan shall be governed by an Award Agreement that shall specify whether Shares of Common Stock are awarded to the Participant, or whether the Award shall be one not of Shares of Common Stock but one denominated in units of Common Stock, any consideration required thereto, and such other provisions as the Committee shall determine.

D. Subject to the provisions of Paragraphs B and E hereof and the restrictions set forth in the related Award Agreement, the Participant receiving an Award of Shares of Restricted Stock shall thereupon be a shareholder with respect to all of the Shares represented by such certificate or certificates and shall have the rights of a shareholder with respect to such Shares, including the right to vote such Shares and to receive dividends and other distributions made with respect to such Shares. All Common Stock received by a Participant as the result of any dividend on the Shares of Restricted Stock, or as the result of any stock split, stock distribution, or combination of the Shares affecting Restricted Stock, shall be subject to the restrictions set forth in the related Award Agreement.

E. Restricted Stock or units of Restricted Stock awarded to a Participant pursuant to the Plan will be forfeited, and any Shares of Restricted Stock or units of Restricted Stock sold to a Participant pursuant to the Plan may, at the Company's option, be resold to the Company for an amount equal to the price paid therefor, and in either case, such Restricted Stock or units of Restricted Stock shall revert to the Company, if the Company so determines in accordance with Article XV or any other condition set forth in the Award Agreement, or, alternatively, if the Participant's employment with the Company or its Affiliates terminates, other than for reasons set forth in Article XIV, prior to the expiration of the forfeiture or restriction provisions set forth in the Award Agreement.

F. The Committee, in its discretion, shall have the power to accelerate the date on which the restrictions contained in the Award Agreement shall lapse with respect to any or all Restricted Stock awarded under the Plan.

G. The Secretary of the Company shall hold the certificate or certificates representing Shares of Restricted Stock issued under the Plan, properly endorsed for transfer, on behalf of each Participant who holds such Shares, until such time as the Shares of Restricted Stock are forfeited, resold to the Company, or the restrictions lapse. Any Restricted Stock denominated in units of Common Stock, if not previously forfeited, shall be payable in accordance with Article XVI at the time set forth in the Award Agreement.

H. The Committee may prescribe such other restrictions, conditions, and terms applicable to Restricted Stock issued to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or the Award Agreement, including, without limitation, terms providing for a lapse of the restrictions of this Article or any Award Agreement in installments.

IX. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

If deemed by the Committee to be in the best interests of the Company, a Participant may be granted a Right. Each Right shall be granted subject to such restrictions and conditions and other terms as the Committee may specify in the Award Agreement at the time the Right is granted, subject to the general provisions of the Plan, and the following specific rules.

A. Rights may be granted, if at all, either singly, in combination with another Award, or in tandem with another Award. At the time of grant of a Right, the Committee shall specify the base price of Common Stock to be used in connection with the calculation described in Paragraph B below, provided that the base price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share of Common Stock on the date of grant, unless approved by the shareholders of the Company.

B. Upon exercise of a Right, which shall, absent Committee approval, be not less than six (6) months from the date of the grant, the Participant shall be entitled to receive in accordance with Article XVI, and as soon as practicable after exercise, the excess of the Fair Market Value of one Share of Common Stock on the date of exercise over the base price specified in such Right, multiplied by the number of Shares of Common Stock then subject to the Right, or the portion thereof being exercised.

C. Notwithstanding anything herein to the contrary, if the Award granted to a Participant allows him or her to elect to cancel all or any portion of an unexercised Option by exercising an additional or tandem Right, then the Option price per Share of Common Stock shall be used as the base price specified in Paragraph A to determine the value of the Right upon such exercise and, in the event of the exercise of such Right, the Company's obligation with respect to such Option or portion thereof shall be discharged by payment of the Right so exercised. In the event of such a cancellation, the number of Shares as to which such Option was canceled shall become available for use under the Plan, less the number of Shares, if any, received by the Participant upon such cancellation in accordance with Article XVI.

D. A Right may be exercised only by the Participant (or, if applicable under Article XIV, by a legatee or legatees of such Right, or by the Participant's executors, personal representatives, or distributees).

X. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENTS

A Participant may be granted an Award in the form of Dividend Equivalents. Such an Award shall entitle the Participant to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, Awards or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

XI. TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS

The Committee, in its sole discretion, may grant Awards of Shares and/or Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or on the Fair Market Value thereof ("Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine the number of Shares to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

XII. TERMS AND CONDITIONS OF PERFORMANCE AWARDS

A. A Participant may be granted an Award that is subject to performance conditions specified by the Committee. The Committee may use business criteria and/or other measures of performance as it deems appropriate in establishing any performance conditions (including, but not limited to, continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates, and/or other measurements of Company or Affiliate performance), and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as otherwise limited under Paragraphs C and D, below, in the case of a Performance Award intended to qualify under Code Section 162(m).

B. Any Performance Award will be forfeited if the Company so determines in accordance with Article XV or any other condition set forth in the Award Agreement, or, alternatively, if the Participant's employment with the Company or its Affiliates terminates, other than for reasons set forth in Article XIV, prior to the expiration of the time period over which the performance conditions are to be measured.

C. If the Committee determines that a Performance Award to be granted to an Eligible Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Paragraph C.

1. Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to such criteria, as specified by the Committee consistent with this Paragraph C. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m), including the requirement that the level or levels of performance targeted by the Committee result in the performance goals being "substantially uncertain." The Committee may determine that more than one performance goal must be achieved as a condition to settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

2. Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Affiliates or business units of the Company (except with respect to the total shareholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance Awards: (a) total shareholder return; (b) such total shareholder return as compared to the total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 or the Nasdaq-U.S. Index; (c) stock price; (d) net income or net operating income; (e) pre-tax earnings or profits; (f) EBIT or EBITDA; (g) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (h) operating margin; (i) earnings per share or growth in earnings per share; (j) return on equity; (k) return on assets or capital; (l) return on investment; (m) operating income, excluding the effect of charges for acquired in-process technology and before payment of executive bonuses;

(n) earnings per share, excluding the effect of charges for acquired in-process technology and before payment of executive bonuses; (o) working capital; (p) sales; (q) gross or net revenues or changes in gross or net revenues; (r) market share or market penetration with respect to designated products and/or geographic areas; (s) reduction of losses, loss ratios or expense ratios; (t) cost of capital; (u) debt reduction; (v) satisfaction of business expansion goals or goals relating to acquisitions or divestitures; and/or (w) employee turnover. The foregoing business criteria also may be used in establishing performance goals for Cash Awards granted under Article XIII hereof.

3. Compensation Limitation. No Eligible Employee may receive a Performance Award in excess of $5,000,000 during any three (3) year period.

D. Achievement of performance goals in respect of such Performance Awards shall be measured over such periods as may be specified by the Committee. Performance goals shall be established on or before the dates that are required or permitted for "performance-based compensation" under Code Section 162(m).

E. Settlement of Performance Awards may be in cash or Shares, or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable in respect of a Performance Award that is subject to Code Section 162(m).

XIII. TERMS AND CONDITIONS OF CASH AWARDS

A. The Committee may from time to time authorize the award of cash payments under the Plan to Participants, subject to such restrictions and conditions and other terms as the Committee may determine at the time of authorization (including, but not limited to, continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates, and/or other measurements of Company or Affiliate performance), and subject to the general provisions of the Plan, the applicable Award Agreement, and the following specific rules.

B. Any Cash Award will be forfeited if the Company so determines in accordance with Article XV or any other condition set forth in the Award Agreement, or, alternatively, if the Participant's employment or engagement with the Company or its Affiliates terminates, other than for reasons set forth in Article XIV, prior to the attainment of any goals set forth in the Award Agreement or prior to the expiration of the forfeiture or restriction provisions set forth in the Award Agreement, whichever is applicable.

C. The Committee, in its discretion, shall have the power to change the date on which the restrictions contained in the Award Agreement shall lapse, or the date on which goals are to be measured, with respect to any Cash Award.

D. Any Cash Award, if not previously forfeited, shall be payable in accordance with Article XVI on or about March 15 of the fiscal year immediately following the fiscal year during which the goals are attained, and in no event later than December 31 of such year.

E. The Committee may prescribe such other restrictions, conditions, and terms applicable to the Cash Awards issued to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or the Award Agreement, including, without limitation, terms providing for a lapse of the restrictions, or a measurement of the goals, in installments.

XIV. TERMINATION OF EMPLOYMENT OR SERVICE

Except as may otherwise be (i) provided in Article VII for Options, (ii) provided for under the Award Agreement, or (iii) permitted pursuant to Paragraphs A through C of this Article XIV (subject to the limitations under the Code for Incentive Options), if the employment or service of a Participant terminates, all unexpired, unpaid, unexercised, or deferred Awards shall be canceled immediately.

A. Retirement under a Company or Affiliate Retirement Plan. When a Participant's employment or service terminates as a result of retirement as defined under a Company or Affiliate tax-qualified retirement plan, the Committee may permit Awards to continue in effect beyond the date of retirement in accordance with the applicable Award Agreement, and/or the exercisability and vesting of any Award may be accelerated.

B. Termination in the Best Interests of the Company or an Affiliate. When a Participant's employment or service with the Company or an Affiliate terminates and, in the judgment of the chief executive officer or other senior officer designated by the Committee, the acceleration and/or continuation of outstanding Awards would be in the best interests of the Company, the Committee may (i) authorize, where appropriate, the acceleration and/or continuation of all or any part of Awards granted prior to such termination and/or (ii) permit the exercise, vesting, and payment of such Awards for such period as may be set forth in the applicable Award Agreement, subject to earlier cancellation pursuant to Article XV or at such time as the Committee shall deem the continuation of all or any part of the Participant's Awards are not in the Company's or its Affiliate's best interests.

C. Death or Disability of a Participant.

1. In the event of a Participant's death, the Participant's estate or beneficiaries shall have a period up to the earlier of (i) the expiration date specified in the Award Agreement, or (ii) the expiration date specified in Paragraph H of Article VII, within which to receive or exercise any outstanding Awards held by the Participant under such terms as may be specified in the applicable Award Agreement. Rights to any such outstanding Awards shall pass by will or the laws of descent and distribution in the following order: (a) to beneficiaries so designated by the Participant; (b) to a legal representative of the Participant; or (c) to the persons entitled thereto as determined by a court of competent jurisdiction. Awards so passing shall be paid and/or may be exercised at such times and in such manner as if the Participant were living.

2. In the event a Participant is determined by the Company to be Disabled, and subject to the limitations of Paragraph G of Article VII, Awards may be paid to, or exercised by, the Participant, if legally competent, or by a legally designated guardian or other representative if the Participant is legally incompetent by virtue of such Disability.

3. After the death or Disability of a Participant, the Committee may in its sole discretion at any time (i) terminate restrictions in Award Agreements; (ii) accelerate any or all installments and rights; and/or (iii) instruct the Company to pay the total of any accelerated payments in a lump sum to the Participant, the Participant's estate, beneficiaries or representative, notwithstanding that, in the absence of such termination of restrictions or acceleration of payments, any or all of the payments due under the Awards ultimately might have become payable to other beneficiaries.

XV. CANCELLATION AND RESCISSION OF AWARDS

Unless the Award Agreement specifies otherwise, the Committee may cancel any unexpired, unpaid, unexercised, or deferred Awards at any time if the Participant is not in compliance with the applicable provisions of the Award Agreement, the Plan, or with the following conditions:

A. A Participant shall not breach any restrictive covenant, employment, consulting or other agreement entered into between him or her and the Company or any Affiliates, or render services for any organization or engage directly or indirectly in any business which, in the judgment of the Committee or a senior officer designated by the Committee, is or becomes competitive with the Company, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company. For a Participant whose employment or engagement has terminated, the judgment of the Committee shall be based on the terms of the restrictive covenant agreement, if applicable, or on the Participant's position and responsibilities while employed or engaged by the Company or its Affiliates, the Participant's post-employment/engagement responsibilities and position with the other organization or business, the extent of past, current, and potential competition or conflict between the Company and the other organization or business, the effect of the Participant's assuming the post-employment/engagement position on the Company's or its Affiliate's customers, suppliers, investors, and competitors, and such other considerations as are deemed relevant given the applicable facts and circumstances. A Participant may, however, purchase as an investment or otherwise, stock or other securities of any organization or business so long as they are listed upon a recognized securities exchange or traded over-the-counter, and such investment does not represent a substantial investment to the Participant or a greater than one percent (1%) equity interest in the organization or business.

B. A Participant shall not, without prior written authorization from the Company, disclose to anyone outside the Company or its Affiliates, or use in other than the Company's or Affiliate's business, any confidential information or materials relating to the business of the Company or its Affiliates, acquired by the Participant either during or after his or her employment or engagement with the Company or its Affiliates.

C. A Participant shall disclose promptly and assign to the Company all right, title, and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment or engagement with the Company or an Affiliate, relating in any manner to the actual or anticipated business, research, or development work of the Company or its Affiliates, and shall do anything reasonably necessary to enable the Company or its Affiliates to secure a patent, trademark, copyright, or other protectable interest where appropriate in the United States and in foreign countries.

Upon exercise, payment, or delivery pursuant to an Award, the Participant shall certify on a form acceptable to the Committee that he or she is in compliance with the terms and conditions of the Plan, including the provisions of Paragraphs A, B and C of this Article XV. Failure to comply with the provisions of Paragraphs A, B and C of this Article XV at any time prior to, or during the one (1) year period after, the date Participant's employment or engagement with the Company or any Affiliate terminates shall cause any exercise, payment, or delivery which occurred during the two (2) year period prior to the breach of Paragraph A, B or C of this Article XV to be rescinded. The Company shall notify the Participant in writing of any such rescission within one (1) year of the date it acquires actual knowledge of such breach. Within ten (10) days after receiving such a notice from the Company, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of the exercise, payment, or delivery pursuant to the Award. Such payment shall be made either in cash or by returning to the Company the number of Shares of Common Stock that the Participant received in connection with the rescinded exercise, payment, or delivery.

XVI. PAYMENT OF RESTRICTED STOCK, RIGHTS, OTHER STOCK-BASED AWARDS, PERFORMANCE AWARDS AND CASH AWARDS

Payment of Restricted Stock, Rights, Other Stock-Based Awards, Performance Awards and Cash Awards may be made, as the Committee shall specify, in the form of cash, Shares of Common Stock, or combinations thereof; provided, however, that a fractional Share of Common Stock shall be paid in cash equal to the Fair Market Value of the fractional Share of Common Stock at the time of payment.

XVII. WITHHOLDING

Except as otherwise provided by the Committee,

A. the Company shall have the power and right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy the minimum federal, state, and local taxes required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of this Plan; and

B. in the case of payments of Awards, or upon any other taxable event hereunder, a Participant may elect, subject to the approval in advance by the Committee, to satisfy the withholding requirement, if any, in whole or in part, by having the Company withhold Shares of Common Stock that would otherwise be transferred to the Participant having a Fair Market Value, on the date the tax is to be determined, equal to the minimum marginal tax that could be imposed on the transaction. All elections shall be made in writing and signed by the Participant.

XVIII. SAVINGS CLAUSE

This Plan is intended to comply in all respects with applicable law and regulations, including, (i) with respect to those Participants who are officers or directors for purposes of Section 16 of the Exchange Act, Rule 16b-3 of the Securities and Exchange Commission, if applicable, (ii) Section 402 of the Sarbanes-Oxley Act, (iii) Code Section 409A, and (iv) with respect to executive officers, Code Section 162(m). In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on a Participant by Code Section 409A or damages for failing to comply with Section 409A. In case any one or more provisions of this Plan shall be held invalid, illegal, or unenforceable in any respect under applicable law and regulation (including Rule 16b-3, Code Section 162(m) and Code Section 409A), the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal, or unenforceable provision shall be deemed null and void; however, to the extent permitted by law, any provision that could be deemed null and void shall first be construed, interpreted, or revised retroactively to permit this Plan to be construed in compliance with all applicable law (including Rule 16b-3, Code Section 162(m) and Code Section 409A) so as to foster the intent of this Plan. Notwithstanding anything herein to the contrary, with respect to Participants who are officers and directors for purposes of Section 16 of the Exchange Act, if applicable, and if required to comply with rules promulgated thereunder, no grant of, or Option to purchase, Shares shall permit unrestricted ownership of Shares by the Participant for at least six (6) months from the date of grant or Option, unless the Board determines that the grant of, or Option to purchase, Shares otherwise satisfies the then current Rule 16b-3 requirements.

XIX. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION; CORPORATE TRANSACTIONS

If the outstanding Shares of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any reorganization, merger, or consolidation, or if a change is made to the Common Stock of the Company by reason of any recapitalization, reclassification, change in par value, stock split, reverse stock split, combination of shares or dividends payable in capital stock, or the like, the Company shall make adjustments to such Awards (including, by way of example and not by way of limitation, the grant of substitute Awards under the Plan or under the plan of such other corporation or the suspension of the right to exercise an Award for a specified period of time in connection with a corporate transaction) as it may determine to be appropriate under the circumstances, and, in addition, appropriate adjustments shall be made in the number and kind of shares and in the option price per share subject to outstanding Awards under the Plan or under the plan of such successor corporation. The foregoing notwithstanding, unless the Committee otherwise determines, no such adjustment shall be made to an Option which shall, within the meaning of Sections 424 and 409A of the Code, as applicable, constitute such a modification, extension, or renewal of an option as to cause it to be considered as the grant of a new option.

Notwithstanding anything herein to the contrary, the Company may, in its sole discretion, accelerate the timing of the exercise provisions of any Award in the event of (i) the adoption of a plan of merger or consolidation under which a majority of the Shares of the Company would be converted into or exercised for cash or securities of any other corporation or entity, or (ii) a sale of all or any portion of the Company's assets or capital stock. Alternatively, the Company may, in its sole discretion and without the consent of the Participants, provide for one or more of the following in the event of any merger, consolidation, recapitalization, sale of all or any portion of the Company's assets or capital stock, including but not limited to a "going-private" transaction: (i) the assumption of the Plan and outstanding Awards by the surviving corporation or its parent;

(ii) the substitution by the surviving corporation or its parent of awards with substantially the same terms for such outstanding Awards; (iii) immediate exercisability of such outstanding Awards followed by cancellation of such Awards; and (iv) settlement of the intrinsic value of the outstanding Awards (whether or not then vested or exercisable) in cash or cash equivalents or equity followed by the cancellation of such Awards.

Upon a business combination by the Company or any of its Affiliates with any corporation or other entity through the adoption of a plan of merger or consolidation or a share exchange or through the purchase of all or substantially all of the capital stock or assets of such other corporation or entity, the Board or the Committee may, in its sole discretion, grant Options pursuant hereto to all or any persons who, on the effective date of such transaction, hold outstanding options to purchase securities of such other corporation or entity and who, on and after the effective date of such transaction, will become employees or directors of, or consultants or advisors to, the Company or its Affiliates. The number of Shares subject to such substitute Options shall be determined in accordance with the terms of the transaction by which the business combination is effectuated. Notwithstanding the other provisions of this Plan, the other terms of such substitute Options shall be substantially the same as or economically equivalent to the terms of the options for which such Options are substituted, all as determined by the Board or by the Committee, as the case may be. Upon the grant of substitute Options pursuant hereto, the options to purchase securities of such other corporation or entity for which such Options are substituted shall be canceled immediately.

XX. DISSOLUTION OR LIQUIDATION OF THE COMPANY

Upon the dissolution or liquidation of the Company other than in connection with a transaction to which Article XIX is applicable, all Awards granted hereunder shall terminate and become null and void; provided, however, that if the rights of a Participant under the applicable Award have not otherwise terminated and expired, the Participant may, if the Committee, in its sole discretion, so permits, have the right immediately prior to such dissolution or liquidation to exercise any Award granted hereunder to the extent that the right thereunder has become exercisable as of the date immediately prior to such dissolution or liquidation.

XXI. TERMINATION OF THE PLAN

The Plan shall terminate ten (10) years from the earlier of the date of its adoption by the Board or the date of its approval by the shareholders. The Plan may be terminated at an earlier date by vote of the shareholders or the Board; provided, however, that any such earlier termination shall not affect any Award Agreements executed prior to the effective date of such termination. Notwithstanding anything in this Plan to the contrary, any Options granted prior to the effective date of the Plan's termination may be exercised until the earlier of (i) the date set forth in the Award Agreement, or (ii) in the case of an Incentive Option, ten (10) years from the date the Option is granted; and the provisions of the Plan with respect to the full and final authority of the Committee under the Plan shall continue to control.

XXII. AMENDMENT OF THE PLAN AND AWARDS

The Plan may be amended by the Board and such amendment shall become effective upon adoption by the Board; provided, however, that any amendment shall be subject to the approval of the shareholders of the Company at or before the next annual meeting of the shareholders of the Company if such shareholder approval is required by the Code, any federal or state law or regulation, the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, or if the Board, in its discretion, determines to submit such changes to the Plan to its shareholders for approval. Further, no amendment to the Plan which reduces the Option exercise price below that provided for in Article VII of the Plan shall be effective unless it is approved by the shareholders of the Company.

The Board may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall (a) materially impair the rights of any Participant without his or her consent or (b) except for adjustments made pursuant to Article XIX, reduce the exercise price of outstanding Options or Rights or cancel or amend outstanding Options or Rights for the purpose of repricing, replacing, or regranting such Options or Rights with an exercise price that is less than the exercise price of the original Options or Rights or cancel or amend outstanding Options or Rights with an exercise price that is greater than the Fair Market Value of a Share for the purpose of exchanging such Options or Rights for cash or any other Awards without shareholder approval.

XXIII. EMPLOYMENT RELATIONSHIP

Nothing herein contained shall be deemed to prevent the Company or an Affiliate from terminating the employment of a Participant, nor to prevent a Participant from terminating the Participant's employment with the Company or an Affiliate, unless otherwise limited by an agreement between the Company (or an Affiliate) and the Participant.

XXIV. INDEMNIFICATION OF COMMITTEE

In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken by them as directors or members of the Committee and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Board) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that the director or Committee member is liable for gross negligence or willful misconduct in the performance of his or her duties. To receive such indemnification, a director or Committee member must first offer in writing to the Company the opportunity, at its own expense, to defend any such action, suit or proceeding.

XXV. UNFUNDED PLAN

Insofar as it provides for payments in cash in accordance with Article XVI, or otherwise, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock, or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock, or rights thereto, nor shall the Plan be construed as providing for such segregation, nor shall the Company, the Board, or the Committee be deemed to be a trustee of any cash, Common Stock, or rights thereto to be granted under the Plan. Any liability of the Company to any Participant with respect to a grant of cash, Common Stock, or rights thereto under the Plan shall be based solely upon any contractual obligations that may be created by the Plan and any Award Agreement; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by the Plan.

XXVI. MITIGATION OF EXCISE TAX

Unless otherwise provided for in the Award Agreement or in any other agreement between the Company (or an Affiliate) and the Participant, if any payment or right accruing to a Participant under this Plan (without the application of this Article XXVI), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate, would constitute a "parachute payment" (as defined in Section 280G of the Code and regulations thereunder), such payment or right shall be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code. The determination of whether any reduction in the rights or payments under this Plan is necessary shall be made by the Company. The Participant shall cooperate in good faith with the Company in making such determination and providing any necessary information for this purpose.

XXVII. EFFECTIVE DATE

This Plan shall become effective upon adoption by the Board, provided that the adoption of the Plan shall be subject to the approval of the shareholders of the Company if such shareholder approval is required by the Code, any federal or state law or regulations, the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, or if the Board, in its discretion, desires to submit the Plan to its shareholders for approval.

XXVIII. REQUIRED FINANCIAL AND OTHER INFORMATION

To the extent the Committee determines that there are five hundred (500) or more Participants in this Plan and all similar plans, and that it desires to comply with the exemption set forth under Section 12(g) of the Exchange Act (Release No. 34-56887), the Committee shall provide each Participant every six (6) months with the risk and financial information so required thereunder, and in the manner so required, in order to comply with such exemption.

XXIX. FOREIGN JURISDICTIONS

To the extent the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Plan in jurisdictions outside the United States of America, the Committee in its discretion may modify those restrictions as it determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States of America.

XXX. DEFERRAL OF AWARDS

At the time of the grant of an Award, the Company may permit a Participant to elect to:

(a) have cash that otherwise would be paid to such Participant as a result of the exercise of an Award credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company's books;

(b) have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Award converted into an equal number of Rights; or

(c) have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Award converted into amounts credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company's books. Such amounts shall be determined by reference to the Fair Market Value of the Shares as of the date on which they otherwise would have been delivered to such Participant.

A deferred compensation account established under this Article XXX may be credited with interest or other forms of investment return, as determined by the Committee and shall be subject to compliance with Section 409A of the Code. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Company. Such an account shall represent an unfunded and unsecured obligation of the Company and shall be subject to the terms and conditions of the applicable agreement between such Participant and the Company. If the deferral or conversion of Awards is permitted or required, the Committee may establish rules, procedures and forms pertaining to such Awards, including (without limitation) the settlement of deferred compensation accounts established under this Article XXX.

XXXI. GOVERNING LAW

This Plan shall be governed by the laws of the State of Texas and construed in accordance therewith.

Adopted this 14th day of December, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **September 30, 2011**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 000-28318

Multimedia Games Holding Company, Inc.

(Exact name of Registrant as specified in its charter)

Texas	**74-2611034**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
206 Wild Basin Road South, Building B	
Austin, Texas	**78746**
(Address of principal executive offices)	(Zip Code)

(515) 334-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock, par value $0.01 (Title of class)

Form 10-K

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐ Accelerated Filer ☒

Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (March 31, 2011) was $154,071,391 (assuming, for this purpose, that only directors and officers are deemed affiliates.)

As of November 14, 2011, there were 26,829,212 shares of the Registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement on Schedule 14A to be delivered to shareholders in connection with the 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

FORWARD LOOKING STATEMENTS

Multimedia Games Holding Company, Inc. (f/k/a Multimedia Games, Inc.) and its subsidiaries (referred to as the "Company," "we," "us," "our" or "Multimedia Games") has made forward-looking statements in this Annual Report on Form 10-K that are subject to risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future actions, operating results, liquidity, capital expenditures, cash management and financial discipline, product, system and platform development and enhancements, customer and strategic relationships with third parties, strategies, initiatives, legal and regulatory uncertainties, including outcomes of litigation, the effects of such outcomes upon our business, changes in existing laws and regulations or in the interpretation of such laws and regulations, entry into new markets or jurisdictions or the obtaining of new licenses. The forward-looking statements may be preceded by, followed by or include the words "may," "might," "will," "plan," "estimate," "expect," "intend," "believe," "should," "would," "could," "anticipate," "continue," or the negative or other variations thereof or comparable terminology that convey the uncertainty of future events or outcomes. All forward-looking statements are based on current expectations and projections of future events. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the factors discussed in Item 1A of Part I of this Report, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements. Actual results could differ materially from those stated or implied by our forward-looking statements, due to risks and uncertainties associated with our business or under different assumptions or conditions. You should not place undue reliance on any of these forward- looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. *Business*

FORWARD-LOOKING STATEMENTS

The following discussion and analysis contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in the cautionary note regarding forward looking statements above and Item 1A - Risk Factors included elsewhere in this Report.

GENERAL

The Company designs, manufactures and supplies innovative standalone and networked gaming systems to Native American and commercial casino operators in North America, domestic and selected international lottery operators, and charity and commercial bingo gaming facility operators. The Company's standalone gaming machines are primarily sold and placed in Class III settings while its central determinant and server-based centrally-linked products and systems are primarily sold and placed in Class II, video lottery terminal and electronic bingo settings. We use the term Class III to refer to traditional slot machines that are placed or sold in commercial jurisdictions as well as compact games located in various tribal gaming jurisdictions. The Class II market is associated with Native American gaming in the United States,.Class II gaming is generally understood as the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used in connection therewith).

The Company was incorporated in Texas on August 30, 1991. Initially, the Company derived the majority of its revenues from its bingo games, including satellite linked, high stakes bingo games and interactive high speed bingo games played on interconnected electronic player stations placed in participating bingo halls owned primarily by Native American tribes. The Company has since expanded its product line and markets served to include Class II and Class III gaming facilities operated by Native American and commercial casinos and derives the majority of its gaming revenues from participation, or revenue share, agreements. Under these agreements, the Company places player terminals and systems as well as its proprietary and other licensed game content at a customer's facility in return for a share of the revenues that these terminals and systems generate. In 2009, the Company once again expanded its product offering and began generating revenue from the sale of gaming units and systems that feature proprietary game content and game themes licensed from others. Today, the Company continues to increase these for-sale revenues by expanding into additional gaming jurisdictions and into other segments of the gaming market. The Company also generates revenues by providing the central determinant system operated by the New York State Division of the Lottery for the video lottery terminals installed at racetracks in the State of New York.

The following table sets forth our end-of-period installed player terminal base by quarter and by region for each of the five most recent quarters:

Quarter Ended	Oklahoma	Mexico	Other(1)	Total Participation Units
9/30/2011	7,500	3,475	1,879	12,854
6/30/2011	7,361	4,338	1,572	13,271
3/31/2011	7,396	4,551	1,457	13,404
12/31/2010	7,368	4,451	1,304	13,123
9/30/2010	7,047	4,784	1,201	13,032

(1) Includes units installed in Alabama, Arizona, Arkansas, California, Connecticut, Florida, Iowa, Kansas, Louisiana, Minnesota, Mississippi, New Mexico, New York, Rhode Island, Texas, Washington and Wisconsin.

Additional financial information relating to industry segments appears in Note 1 Summary of Significant Accounting Policies in Part IV of this Report.

The Company currently operates in one business segment. For information about our revenues, net income, assets, liabilities, stockholders equity and cash flows, see our Consolidated Financial Statements and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless the context otherwise requires, the terms "Company," "MGAM," "Multimedia Games," "we," "us," and "our" include Multimedia Games Holding Company, Inc. and its wholly-owned subsidiaries: Multimedia Games, Inc. (f/k/a MegaBingo, Inc.), MGAM Systems, Inc., MGAM Technologies, LLC, MegaBingo International, LLC, Multimedia Games de Mexico 1, S. de R.L. de C.V., Multimedia Games de Mexico, S. de R.L. de C.V., and Servicios de Wild Basin S. de R.L. de C.V. Our executive offices are located at 206 Wild Basin Rd., Bldg. B, Fourth Floor, Austin, Texas, 78746, and our telephone number is (512) 334-7500.

MARKETS

We participate in the Class III markets in North America, as well as in the Class II market in the United States, through participation, or revenue share, agreements and the sale of proprietary gaming units and systems.

Class III Market

The Class III market is the primary gaming market in North America. In 2011, we continued to expand the scope of our proprietary Class III offerings by developing additional new products and seeking licenses in additional Native American and commercial casino jurisdictions. We currently have our proprietary Class III units placed on a revenue sharing arrangement in Native American facilities or commercial casinos in Arkansas, California, Connecticut, Florida, Idaho, Iowa, Kansas, Louisiana, Oklahoma, Minnesota, Mississippi, New Mexico, New York, Rhode Island, Texas and Washington and are working to secure licensing approval to place our Class III games and systems in a number of new jurisdictions across the United States. Additionally, we have sold proprietary Class III to Native American and commercial casino customers in Connecticut, California, Indiana, Iowa, Kansas, New York, Florida, Louisiana, Mississippi and Minnesota, and are seeking licensing approval to sell our Class III games in additional markets. The licensing process includes specific jurisdictional approvals from the appropriate testing laboratory and from the appropriate regulatory agency. We currently have a total of 132 gaming licenses in 19 states, 113 of these licenses are Class III licenses in 19 states, and we are currently licensed to offer Class III gaming units with 95 tribes. Our licensed jurisdictions include the commercial casino markets of Mississippi and Louisiana, where we commenced field trials of proprietary games near the end of fiscal 2010. We expect to be licensed in several additional Class III markets during fiscal 2012 and in more jurisdictions over the next several years. We believe that we will successfully place and sell our proprietary player terminals to new Class III markets throughout fiscal 2012 and beyond.

Our largest Class III market and largest overall market is Oklahoma. The Company sells and leases, in a revenue sharing arrangement, proprietary and third-party Class III products to tribal casinos throughout the state of Oklahoma. In fiscal 2011, the Company generated 45% of its total revenues from Class III products in Oklahoma, compared to 51% and 56% in fiscal 2010 and 2009, respectively. Furthermore, 41% of our total revenue in the fiscal year ended September 30, 2011, was generated by a single tribe in Oklahoma, the Chickasaw Nation, as compared to 44% and 42% of our total revenues in the same period of 2010 and 2009, respectively.

In the State of Washington, our Class III business is governed by tribal compacts between the Native American tribes in Washington and the state. We sell and lease, in a revenue sharing arrangement, Class III gaming equipment to Native American customers and also receive a small fee for the use of our back-office systems in the State of Washington. In fiscal 2011, we sold 613 new proprietary Class III games to customers in Washington State, which accounted for approximately 53% of our total new, proprietary unit sales in the period. Additionally, our installations in Washington are also supported by our back-office system that allows customers to maintain end-user information, details of ticket manufacture, distribution and sales along with monitoring game operation and generating system reports. The back-office systems are maintained by the Company and the Company charges a daily fee for the maintenance and support of these systems.

In September 2011 the Company, through its wholly-owned subsidiary, obtained manufacturer and distributor licenses from the Nevada Gaming Commission. This action is the first stage in the process to allow the Company to sell and/or lease slot machines in the State of Nevada, the largest gaming market in North America with approximately 165,000 slot machines at facilities throughout the state. The Company will now pursue the review and approval of its games and gaming platform from the Nevada State Gaming Control Board's Technology Division, the electronic gaming device regulatory lab for the State of Nevada, and expects to achieve initial sales and/or placements of its proprietary product in Nevada in fiscal 2013.

Class II Market

In 2011, we derived approximately 18% of our total revenue from Class II, compared to 13% in 2010 and 15% in 2009.

The Class II market is associated with Native American gaming in the United States. To service this marketplace, we provide our customers with a variety of linked interactive electronic games and back-office systems. We currently have Class II gaming units deployed in Oklahoma, Washington, California, Alabama, Arizona, Kansas, New Mexico, Texas, Wisconsin, and New York. Our high-speed products feature a mix of proprietary and in-demand third party content that enables us to deliver an entertaining gaming experience. We also provide innovative gaming systems that allow us to regularly deploy new game engines and use differing themes around the same underlying base game; our back-office systems enable our customers to track and adjust the performance of their slot floor to ensure the optimal gaming experience for their customers.

In 2011, the Company increased its investment in Class II gaming and plans on furthering this investment in 2012. We believe that this increased investment, coupled with our expertise in Class II gaming will result in increased penetration into our core Class II markets.

International Electronic Bingo Market

We entered Mexico, our most significant international market, in March 2006 by providing Apuestas Internacionales, S.A. de C.V., or Apuestas, a subsidiary of Grupo Televisa, S.A., with traditional and electronic bingo gaming machines, technical assistance and related services for Apuestas' locations in Mexico. Under its current permit from the Mexican Ministry of the Interior (Secretaria de Gobernación), Apuestas may open and operate up to 65 gaming establishments. As of September 30, 2011, we had installed 3,231 player terminals at 21 gaming establishments, with all player terminals placed pursuant to a revenue share arrangement which is similar to our revenue share arrangements with selected domestic customers. In addition to our agreement with Apuestas, we have installed 244 player terminals at establishments of other gaming operators in Mexico and provide technical assistance and related services. We derived approximately 5% of our total revenue from our operations in Mexico in fiscal 2011, compared to 7% in 2010 and 8% in 2009. As a result of recent regulatory changes in Mexico, we are beginning to convert a portion of our installed base of electronic bingo units to Class III games. We amended our agreement with Apuestas in early 2010 to tie our future investments under this relationship to return on invested capital. This arrangement has shifted our focus from expanding our footprint toward generating positive cash flow. International business is inherently subject to various risks and we are experiencing challenges relating to the importation of goods into Mexico, primarily related to the value added tax levied on product shipments for 2006 and 2007, which were recently reviewed by the Mexican taxing authorities.

Central Determinant System Market

We provide the New York Lottery with a central determinant system for the video lottery terminals in operation at licensed New York State racetracks. As of September 30, 2011 this central determinant system connected to approximately 12,500 video lottery terminals and electronic table games provided by third party providers and has the ability to interface with, provide outcomes to, and manage the video lottery terminals and interface with and manage the electronic table games. Pursuant to our agreement with the New York Lottery, we receive a portion of the network-wide hold (generally: cash in, less prizes paid) per day in exchange for our provision and maintenance of the central determinant system. In June 2009, the New York Lottery awarded us with a seven-year contract extension which extends our agreement through December 2017 and provides us an opportunity to expand our network as the New York Lottery licenses additional race track gaming facilities in the state. Subsequent to our fiscal year-end the New York Lottery added another racetrack gaming facility at the Aqueduct Racetrack in New York, New York. The Resorts World casino opened on October 28, 2011 with approximately 2,500 video lottery terminals and electronic table games.

We also provide video lottery technologies to Native American tribes in the state of Washington for which we receive a portion of the revenue generated from the video lottery terminals connected to the system. Revenue generated from our central determinant systems at the New York Lottery and within the state of Washington represents recurring revenue and we derived approximately 11% of our total revenue from such systems in 2011, compared to 10% in 2010 and 9% in 2009.

In addition, we have designed and developed an electronic bingo system for the Ontario (Canada) Lottery and Gaming Commission under a fixed fee based arrangement, which accounted for approximately 3%, 2% and 0% of our revenue for the years ended September 30, 2011, 2010 and 2009, respectively.

Charity Bingo Market

Charity gaming, including paper bingo in Minnesota and, historically, electronic gaming in Alabama, is operated by nonprofit organizations for the benefit of charitable, educational and other lawful purposes. Our player terminals and systems in this segment are generally placed in facilities under participation arrangements and we receive a percentage of the hold per day generated by each of the player terminals. Due to regulatory changes in the State of Alabama, the Company removed all of its charity bingo machines from charity customer facilities in Alabama during fiscal 2011. In addition, during 2011 the Company exited paper bingo market in Minnesota.

PRODUCTS

We provide a wide range of networked gaming systems that control and operate Class II gaming machines, video lottery terminals and bingo terminals at Native American and commercial gaming facilities in North America. In addition, we offer back-office accounting and slot management systems that our customers use to manage their floor operations.

We also provide server-based centrally-linked player terminals that are placed and sold in Class II, video lottery terminal and bingo settings as well as standalone player terminals that are placed and sold in Class III settings. These player terminals feature mechanical reel or video reel game capability while our game content for these terminals is designed and developed to provide exciting, industry-unique gaming experiences for players in Class II, Class III, video lottery terminal and bingo markets.

Our range of games available across the above mentioned markets include:

Classic Mechanical Reel Games

We offer a full range of classic 3-reel and 5-reel mechanical reel games that provide players with a traditional slot gaming experience. Our 3-reel games leverage some of our enduring brands (Mega Meltdown®) and feature a unique take on traditional slot games with eye-catching top box features (King Richer® and Wild Wheel®). "King Richer" is a trademark of Design Works Studios, LLC and used with permission. The Company's 5-reel games enjoy a unique configuration in the Player HD® cabinet with 3-1/2 inch wide mechanical reels along with configurable reel backlighting and the ability to individually front light each reel. Games include Dragon's Wild®, Triples® and Jalapenny-O®.

Side Action® Series

Offering a twist on traditional slot games, the *Side Action* series adds a secondary game that plays out simultaneously to the spinning video reel slot game. *Side Action* games include Side Action Poker™ (based on a five-card stud poker hand), Side Action Dice™ (based on a six dice roll) and Side Action Keno™ (based on a 30 number keno game in which the player selects six numbers).

Maximum Lockdown® Series

Maximum Lockdown is a hybrid mechanical reel game that bridges the gap between 3-reel and 5-reel mechanical reel products. When matching symbols land on reels one and five, they lock down as the three inside reels act as traditional mechanical reels and spin to reveal winning combinations.

Treasure Top™ Series

The *Treasure Top* Series is a range of 3-reel mechanical games that feature an exciting custom top box that includes LED lights and a video spinning wheel.

TournEvent®

Our award-winning slot tournament system is a proven solution that allows operators to seamlessly switch from in-revenue gaming to out-of-revenue tournaments with the simple click of a mouse at the control center, conveniently located within the game bank. The gaming machines allow players to monitor their progress within the tournament and include cameras that deliver live video to the player screen and overhead displays. Overhead, the bank signage displays tournament information including the live video, live leaderboards and countdown clocks. Located at the end of the bank, the control center allows operators to easily manage and implement slot tournaments, all at the touch of a button.

High Rise Games™

The Company recently introduced a range of products that include the industry's largest top box, a vertically oriented 37" LCD screen that eliminates overhead signage, creates new possibilities for gaming action and offers LED lights around the perimeter of the top box screen as well as unique bonus features.

MoneyBall™ uses the top box screen to deliver bonus rounds that mirror the action of a pachinko machine combined with stunning animation elements. Players select the direction of the ball launch and watch as it hits pins, bumpers, multi-ball triggers, 3x fireballs or a ball lock. Each shot ends in a prize bucket at the bottom of the screen and awards credits. Jackpot Factory® offers a 5-tier progressive with four bonus features and stunning top screen animation on the 37-inch video top box. One Red Cent Deluxe™ and A Girl's Best Friend Deluxe™ are also5-tier progressives with amounts displayed in the top box . Finally, White Hot Progressive™ utilizes the top box screen to display progressive amounts that get "hotter and hotter" as the amounts get bigger and bigger.

OUR STRATEGY

Seek to diversify our revenue model: Over the course of our history, revenue generation has primarily been tied to placements of participation games at our customers' gaming facilities. These placements typically entitle us to a percentage of the hold per day generated by each of our player terminals and, as such, tie us closely to the success of our customers. As of September 30, 2011, our installed base of units on participation totaled 12,854 games. Historically, we successfully established long-term development and placement fee agreements with several key customers and we continue to seek additional contractual commitments such as participation agreements to further expand our customer base and installed base of player terminals. More recently, we began to focus on expanding our business model to include the sale of proprietary player terminals and game content, systems and services. In 2011, we had sales of $20.4 million for 1,150 proprietary player terminals and related games themes, compared to sales of $14.4 million for 930 in 2010 and no sales in 2009. As we pursue increased penetration of existing jurisdictions and add new jurisdictions, we continue to expand our unit sales business. Our marketing efforts are focused on providing games that deliver high levels of performance for our customers. We believe our newest products, discussed in more detail below, will help expand our footprint in new jurisdictions and ultimately increase the total number of machines we can place and sell as well as the total number of customers with which we can sell or place our machines.

Expand Class III offerings in additional jurisdictions: While we are expanding our portfolio of Class III games to encompass additional categories and include new game themes, we are also working to expand our total addressable market by targeting new gaming jurisdictions across the United States that build on our efforts in Oklahoma, California, Washington and other markets. To accomplish this goal, we secured licenses in 2011 to market our Class III products in Arkansas, Arizona, Indiana, Iowa, Kansas, New York, and Wisconsin and in 2010 to market our Class III products in Mississippi and Louisiana. We are also in various stages of pursuing new licenses in a number of states, including: Florida, Indiana, Michigan, New York (tribal), Illinois, Pennsylvania, and New Mexico. In addition, in September 2011, we received manufacturer and distributor licenses from the Nevada Gaming Commission and expect to have initial sales and/or placements of our products in fiscal 2013 as we pursue the review and approval of our games and gaming platform during fiscal 2012.

Focus on development of proprietary products: We intend to build on our success in the Class II and Class III markets with our existing proprietary products, including the *Player HD* cabinet, and our video and mechanical reel games with a growing line of new products, including:

- ***TournEvent.*** *TournEvent* helps transform the traditional process through which operators convert their slot floors into tournament venues by offering a proprietary in-revenue game that can be converted into a tournament game at the touch of a button. The second generation version of this system was introduced and sold or placed into the market in fiscal 2011 and we recently launched the third generation version of *TournEvent*, which features several new capabilities.

- **Class III video and mechanical reel games**. We have 48 proprietary Class III video and mechanical reel game titles and are investing to grow our library of proprietary titles. Our investment in, and new approach to, game development is yielding new games and play features that provide enhanced entertainment experiences. Among our newest games are the new hybrid mechanical reel Maximum Lockdown® series and the Side Action® series of games for the video reel segment. For the five reel mechanical reel segment we recently introduced games with the Power Stacks® feature and for the three reel mechanical reel segment we introduced new top box features.

- ***High Rise Games***. Subsequent to the end of fiscal 2011, we introduced the *High Rise Games* series, our first-ever games featuring five new game titles and a unique gaming cabinet with the industry's largest top box, a vertically oriented 37" LCD screen. The premium participation category will allow us to enter what we estimate is a multi-billion dollar segment of our customers' slot floors.

Offer new Class II products that benefit our tribal customers: Historically, our business has been reliant on our efforts in the Class II gaming space and this market remains an important part of our focus on product excellence. We continue to work on developing new Class II products to support expanding or retaining existing customer relationships and provide us the opportunity to secure new relationships. Furthermore, we plan to further enhance the portfolio of gaming solutions we provide to our Class II gaming customers with the overriding goal of enhancing our net gaming revenue. Our installed Class II footprint is primarily with one customer in Oklahoma, with these units being placed pursuant to long-term agreements following our decision to provide this customer with expansion capital. We believe our enhanced focus on the development of new proprietary Class II products will allow us to address the significant Class II market within our largest customers in Oklahoma as well as with customers in other markets.

Reduce our reliance on third party products by continually improving our proprietary product portfolio: We continue to improve the quality of our proprietary product portfolio. Our game development studios are working to incorporate the needs and desires of slot players as well as technology innovation in our proprietary game library to deliver an entertainment experience players find both exciting and entertaining. Our ability to develop new entertaining proprietary games will help drive sales, help grow our installed base of recurring revenue games and allow us to generate a higher cash return from the refreshment of our existing installed base. As we reduce our reliance on third-party products, we expect to generate a higher return on our investments in gaming technology.

Provide superior customer service through our back-office systems: We plan to continue to provide quality customer service through our back-office systems and technology. The majority of our proprietary player terminals and central determinant systems include our MGAM*e*® back-office systems that provide accounting, management and information services to our customers, who are then able to monitor all aspects of their gaming activities in real-time at the player terminal and gaming facility level. Our systems normally include a database server that archives details of distribution and sales, as well as end-user information used by the gaming facilities for marketing and player tracking. Our typical system also includes a management terminal that can monitor game-system operation and generate system reports.

Expand presence in the video lottery terminal market with our system-based products: We currently provide video lottery technologies to Native American tribes in the state of Washington and have designed and developed an electronic bingo system for the Ontario Lottery and Gaming Commission. We also provide the central determinant system for the New York Lottery's video lottery terminal offerings at nine racetracks in the state. Pursuant to the terms of the New York Lottery agreement, we do not provide games but rather receive a portion of the network-wide hold per day in exchange for our provision and maintenance of the central determinant system. Resorts World casino, the newest licensed racetrack casino by the New York Lottery opened on October 28, 2011 and added an additional 2,500 terminals to the New York Lottery system.

COMPETITION

We compete in a variety of gaming markets with equipment suppliers of varying size. Competition is generally on the basis of the amount of profits our products generate for our customers relative to the amount of profits generated by our competitors' products as well as the prices and/or fees we and our competitors charge for products and services offered. We believe that in addition to economic considerations, the most important factor influencing product selection is end user appeal which has a direct effect on the volume of play generated by a product and drives the revenues generated for our customers. To drive customer demand and improve product attractiveness to end users, we are continually working to develop new game themes, gaming engines, hardware platforms and systems, all while working to release these new products to the marketplace in a timely manner.

As we move more deeply into the Native American and commercial Class III casino markets, we expect competition for our products and services to increase, which will have a direct impact on our ability to control our pricing model. To offset this increased competition, we plan to regularly introduce a variety of new proprietary stand-alone player terminals and new proprietary content and when necessary new gaming platforms and systems that we believe will appeal to our customers' end users. However, we believe that the net revenue retained by our customers from their installed base of player terminals will remain the most significant competitive factor, one that may require us to change the terms of our participation arrangements with customers.

Competition in our industry includes Aristocrat Technologies, Inc., Bally Technologies, Inc., Cadillac Jack, Inc., Gaming Capital Group, LLC, International Game Technology, Konami Co. Ltd, Rocket Gaming Systems LLC, Video Gaming Technologies, Inc. and WMS Industries, Inc.

RESEARCH AND DEVELOPMENT

We conduct research and development activities primarily to develop new gaming systems, gaming engines, casino data management systems, casino central monitoring systems, video lottery outcome determination systems, gaming platforms and gaming content as well as to add enhancements to our existing product lines. We believe our ability to deliver differentiated, appealing products and services to the marketplace is based on our research and development investments and we expect to continue to make such investments in the future. Research and development costs consist primarily of salaries and benefits, consulting fees and an allocation of corporate facilities costs related to these activities. Once the technological feasibility of a project has been established, it is transferred from research to development and capitalization of development costs begins until the product is available for general release. Research and development expenses were $12.9 million, $12.1 million and $12.8 million for the years ended September 30, 2011, 2010 and 2009, respectively.

INTELLECTUAL PROPERTY

We develop intellectual property in our industry. While we do not believe that any single patent or item of other intellectual property is crucial to our business, we use a combination of patents, copyrights, trade secrets, trademarks and proprietary information to create, maintain and/or enhance a competitive position, protect our products, and defend against litigious competitors. We have been granted over 100 patents related to games and systems, most of which are unexpired, and have more than 200 patent applications pending in the United States as well as in many foreign countries, including 65 patents issued and 124 patents pending in the United States. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, where such filings are commercially reasonable, within and outside the United States.

We also seek protection for a large number of our products by registering hundreds of trademarks in the United States and various foreign countries. We have 267 registered trademarks and 79 trademarks pending in the United States. Under permission or license agreements with third parties, we also sell products covered by independently filed copyrights, trademarks, and/or patents. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in cost of gaming and systems in our consolidated financial statements included in this report.

We rely on patents, copyrights, trademarks, trade secret laws, license agreements and employee nondisclosure agreements to protect our various proprietary rights and technologies. Since these laws and contractual agreements provide us with limited protection, we also actively rely on our proprietary expertise and technological innovation to develop new products and systems in order to create, maintain and/or enhance our competitive position. While we also rely on trade secrets, un-patented know-how and innovation, we cannot be certain that others will not independently develop similar technology or that our secrecy will not be breached. In addition, we rely on intellectual property licenses from one or more third party competitors. As we continue to grow our business with both our existing and new products and technologies, we may face material third party infringement and other claims. See Item 1A - Risk Factors.

EMPLOYEES

At September 30, 2011, we had 410 full-time and part-time employees, including 176 engaged in field operations, customer support and manufacturing, 162 in system and game development, 23 in sales and marketing, 19 in accounting and 30 in other general administrative and executive functions. We do not have a collective bargaining agreement with any of our domestic employees and we believe our relationship with our current employees is good.

FOREIGN AND DOMESTIC OPERATIONS AND GEOGRAPHIC DATA

The United States represents the Company's largest geographic market. Approximately 92% of the Company's revenue in 2011 came from customers inside the United States, compared to 91% and 92% in 2010 and 2009, respectively. The Company currently operates electronic bingo in Mexico with 5% of our total revenue from our operations in Mexico in fiscal 2011, compared to 7% in 2010 and 8% in 2009; and the company developed, for a fixed fee, the electronic bingo system for the Ontario Lottery and Gaming Commission in Canada, with 3% of our total revenue from our operations in Canada in fiscal 2011, compared to 2% in 2010 and no revenue in 2009.

GAMING REGULATIONS AND LICENSING

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. The manufacture and distribution of gaming devices and systems are subject to extensive regulation under the laws, rules, and regulations of the jurisdiction where it is located. These laws, rules, and regulations generally concern the responsibility, financial stability, and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Our business is subject to various federal, state, and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

We believe we hold all of the licenses and permits necessary to conduct business in 132 commercial and tribal jurisdictions following the recent addition of Class III tribal casinos in California. While the regulatory requirements vary from jurisdiction to jurisdiction, most require:

- Documentation of qualification, including evidence of financial stability;
- Findings of Suitability for the Company, as well as its officers and directors; and
- Gaming equipment and game approvals following testing and certification by testing labs.

Laws of various gaming regulatory agencies serve to protect the public and ensure that gaming-related activity is conducted honestly and free from corruption. Regulatory oversight also ensures that local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions are required to demonstrate high levels of detail and integrity.

We are working to expand our total addressable market by targeting new gaming jurisdictions across the United States that build on our efforts in Oklahoma, Rhode Island and Washington. To accomplish this goal, we have recently secured licenses in Nevada, Arkansas, Arizona, Iowa Racing and Gaming Commission, Indiana, Kansas Racing and Gaming Commission, Wisconsin, Louisiana, Mississippi, California, Minnesota and Ontario, and are currently pursuing new licenses in a number of states, including: Florida, Idaho, Illinois, Ohio, Michigan, Missouri, New Jersey, New York (tribal), Wisconsin, and Kansas (tribal).

In general, we are subject to a wide range of federal, state and Native American laws and regulations that affect our general commercial relationships with our Native American tribal customers and the products and services we provide. As we more fully enter the traditional commercial gaming marketplace, we will also be subject to increased state regulatory requirements that will require more in-depth state-by-state licensing and oversight. Furthermore, we may also be subject to a range of state and local regulations in the markets where we seek to provide products and services for charity bingo markets.

Federal Regulation

At the federal level, we are subject to two key pieces of legislation. Our Native American customers are regulated by the National Indian Gaming Commission (NIGC), which was established by the Indian Gaming Regulatory Act of 1988 (IGRA). The NIGC has regulatory authority over certain aspects of Native American gaming and defines the boundaries of our dealings with the Native American marketplace and the level of regulatory authority these games are subject.

The Federal Gambling Devices Act of 1962 (the Johnson Act) requires us to register annually with the Criminal Division of the United States Department of Justice and requires a wide variety of record-keeping and equipment-identification efforts on our part. Registration is required in order for us to sell, distribute, manufacture, transport and/or receive gaming equipment, machines or components across state lines. If we fail to comply with the requirements set forth under the Johnson Act, we could become subject to a variety of penalties, including, but not limited to, the seizure and forfeiture of equipment.

State Licensing

We are subject to licensing requirements in each in each state in which we seek to conduct business. We are licensed in several commercial gaming jurisdictions including: Indiana, Louisiana, Mississippi, Nevada and Rhode Island. Additionally, in the states of Missouri, New Mexico and Pennsylvania we are currently undergoing the licensing application process. Each state license is considered to be a privilege license and is subject to regulatory, technical, and statutory requirements.

Nevada Government Regulation

The manufacture, sale, lease, and distribution of gaming devices and cashless wagering, mobile gaming, and interactive gaming systems in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, collectively referred to herein as the Nevada Act, and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, referred to herein as the Nevada Commission, the Nevada State Gaming Control Board, referred to herein as the Nevada Board, and various county and city licensing agencies. We refer to the Nevada Commission, the Nevada Board, and the local authorities as the Nevada Gaming Authorities.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices;
- the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
- the prevention of cheating and fraudulent practices; and
- providing a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations and procedures could have an adverse effect on our future operating results.

Any company that sells, leases, and distributes gaming devices in Nevada is required to be licensed by the Nevada Gaming Authorities, and Multimedia Games, Inc., our subsidiary that sells, leases, or distributes gaming devices or systems in Nevada, is licensed by the Nevada Gaming Authorities. We have also been registered as the shareholder of the subsidiary gaming licensee, when relevant. All gaming devices manufactured for use or play in Nevada must be approved by the Nevada Commission prior to distribution or being exposed for play. Before associated gaming equipment, as defined in the Nevada Act, can be distributed in Nevada, such equipment must be administratively approved by the chairman of the Nevada Board.

We are required to be registered by the Nevada Commission as a publicly-traded corporation, and as such, we are required to periodically submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a shareholder or member of, or receive any percentage of profits from the licensed subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. Additionally, local authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee. This company and our subsidiary have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, this company or the licensed subsidiary to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors, and certain key employees of the licensed subsidiary must file applications with the Nevada Gaming Authorities and may be required to be licensed by the Nevada Gaming Authorities. Officers, directors, and key employees of this company who are actively and directly involved in the gaming activities of the licensed subsidiary may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability, or the gaming licensee by which the applicant is employed or for whom the applicant serves, must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director, or key employee unsuitable for licensing or to continue having a relationship with us or the licensed subsidiary, this company or the licensed subsidiary would have to sever all relationships with that person. In addition, the Nevada Commission may require us or the licensed subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all of this company's and the licensed subsidiary's material loans, leases, sales of securities, and similar financing transactions must be reported to or approved by the Nevada Commission.

If the Nevada Commission determined that we or the licensed subsidiary violated the Nevada Act, it could limit, condition, suspend, or revoke, subject to compliance with certain statutory and regulatory procedures, our gaming license and those of the licensed subsidiary. In addition, this company and the licensed subsidiary and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires more than 5% of any class of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of any class of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined in the Nevada Act, which acquires more than 10% but not more than 25% of any class of our voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only.

An institutional investor will be deemed to hold voting securities for investment purposes if it acquires and holds the voting securities in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies, or operations of us or our gaming subsidiary, or any other action that the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

- voting on all matters voted on by stockholders;
- making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and
- such other activities as the Nevada Commission may determine to be consistent with such investment intent.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our licensed subsidiary, we or the licensed subsidiary:

- pay that person any dividend or interest upon any of our voting securities;
- allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities including if necessary, the immediate purchase of the voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt security of this company to file an application, be investigated, and be found suitable to hold the debt security. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, this company can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it:

- pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
- recognizes any voting right by such unsuitable person in connection with such securities;
- pays the unsuitable person remuneration in any form; or
- makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We are required to maintain a current stock ledger that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require this company's stock certificates to bear a legend indicating that such securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on this company.

We may not make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire, or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar purposes. An approval, if given, does not constitute a finding, recommendation, or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

On September 22, 2011, the Nevada Commission granted this company prior approval to make public offerings for a period of three years, subject to certain conditions, referred to herein as the "shelf approval." The shelf approval also includes approval for this company to place restrictions on the transfer of any equity security issued by the licensed subsidiary and to enter into agreements not to encumber such securities, pursuant to any public offering made under the shelf approval. However, the shelf approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The shelf approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or other disclosure document by which securities are offered or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in control of this company through merger, consolidation, stock, or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of this company must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of us. The Nevada Commission may also require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities, and corporate defensive tactics affecting Nevada gaming licensees, and registered corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

- assure the financial stability of corporate gaming operators and their affiliates;
- preserve the beneficial aspects of conducting business in the corporate form; and
- promote a neutral environment for the orderly governance of corporate affairs

Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by this company's board of directors in response to a tender offer made directly to this company's shareholders for the purpose of acquiring control of it.

License fees and taxes are payable to the State of Nevada and to local authorities. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly, or annually and are based upon the number of gaming devices operated.

As this company or our licensed subsidiary is involved in gaming ventures outside of Nevada (foreign gaming), a deposit with the Nevada Board is required and a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of our participation in such foreign gaming must be maintained thereafter. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, this company or our licensed subsidiary must also comply with certain reporting requirements imposed by the Nevada Act. This company or our licensed subsidiary would also be subject to disciplinary action by the Nevada Commission if we or the licensed subsidiary:

- knowingly violated any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
- fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
- engaged in any activity or enter into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;
- engaged in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or
- employed, contracted with or associated with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling

Tribal-State Compacts and Tribal Regulation

Native American gaming is subject to the review of the NIGC. Native American tribes must adopt and submit for NIGC approval the ordinances that regulate their gaming activities. Pursuant to the requirements of IGRA, our tribal customers require the tribe to have the sole proprietary interest in their gaming activities. Because federally recognized Native American tribes are independent governments with sovereign powers, Native American tribes can enact their own laws and regulate gaming operations and contracts, and generally enjoy sovereign immunity from lawsuits similar to that of the individual states and the United States. *See* Item 1A - Risk Factors – "Our ability to effectively compete in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land."

Class III gaming on Native American tribal lands is subject to the negotiation of a compact between the tribe and the state in which they plan to operate a gaming facility. These tribal-state compacts typically include provisions entitling the state to receive a portion of the tribe's gaming revenues. While tribal state compacts are intended to document the agreement between the state and a tribe, these tribal state compacts can be subject to disputes relative to permitted Class III gaming operations. Currently, we operate in three states where compacts significantly affect our business: Oklahoma, Washington, and to a lesser extent, California.

Oklahoma. In 2004, the Oklahoma Legislature authorized certain forms of gaming at racetracks and gaming at tribal facilities pursuant to tribal-state compacts. While the racetrack facilities can operate a limited number of instant and bonanza-style bingo games and electronic amusement games, the compacts between the Native American tribes and the state allow tribal facilities to include an unlimited number of electronic instant and bonanza-style bingo games, electronic amusement games and non-house-banked tournament card games. Vendors placing games at any of these facilities are required to gain state licensing approval as well as licensing approval from each individual tribe. Furthermore, all electronic games must receive certification from independent testing laboratories and are subject to technical specifications maintained by the Oklahoma Horse Racing Commission and the individual tribal gaming authorities.

Washington. Our activities in Washington State are governed pursuant to compacts between the state government and Native American tribes located in Washington. We offer a range of Class II and Class III player terminals to our customers in Washington that are operated in conjunction with local central determinant systems as described above. Compacts between the state and tribes are recognized by IGRA to permit Class III gaming.

California. Our activities in California are governed pursuant to compacts between the state government and Native American tribes located in the state. These compacts are recognized by IGRA and permit the tribes to offer both Class II and Class III gaming machines within their gaming facilities. We offer a range of Class II linked interactive electronic games as well as Class III gaming machines to our customers in California.

Charity Regulation

We have historically supplied bingo games and systems to nonprofit organizations that operate these games for charitable, educational and other lawful purposes. Bingo for charity is not subject to a nationwide regulatory system such as the system created by IGRA to regulate Native American gaming and, as a result, regulation for this market is generally on a state-by-state basis though, in some cases, it is regulated by county commissions or other local government authorities. Historically, we have offered charity bingo gaming systems in Alabama pursuant to constitutional amendments and county regulations or other local government authority regulations, but during the last fiscal year, due to regulatory changes in the State of Alabama, the Company removed all of its charity bingo machines from charity customer facilities in the State of Alabama.

International Regulation

We currently have ongoing operations in one major international market, Mexico. We began placing bingo games in the Mexican market in 2006 under the jurisdiction of the Ministry of the Interior (Secretaría de Gobernación), a branch of the federal government of Mexico. The entities and individuals who have obtained bingo permits may only operate player terminals that comply with Mexican law and regulations. Accordingly, our contracts require us to provide player terminals that comply with said laws and regulations, and therefore, we submit our games for compliance certification to an independent lab prior to placing them in a facility of a permit holder.

ENVIRONMENTAL MATTERS

We are not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position or result in material capital expenditures. However, we cannot predict the effect on operations of possible future environmental legislation or regulations. During fiscal year 2011, there were no material capital expenditures for environmental control facilities, and no such material expenditures are anticipated.

Available Information. Through the Investor Relations link on our website (www.multimediagames.com), we make available free of charge to the public, as soon as reasonably practicable after such information has been filed with the Securities and Exchange Commission, or SEC, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act, as well as other filings from time to time. The public may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Furthermore, the SEC maintains a free website (www.sec.gov) which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. Additionally, we make available free of charge on our internet website: our Code of Business Conduct and Ethics; the charter of our Nominating and Governance Committee; the charter of our Compensation Committee; and the charter of our Audit Committee.

ITEM 1A. RISK FACTORS

Investing in our common stock involves risks. Prospective investors in our common stock should carefully consider, among other things, the following risk factors in connection with the other information and financial statements contained in this Annual Report, including "PART II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to making an investment decision. We have identified the following important factors that could cause actual results to differ materially from those projected in any forward looking statements we may make from time to time. We operate in a continually changing business environment in which new risk factors emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statement. If any of these risks, or combination of risks, actually occur, our business, financial condition and results of operations could be seriously and materially harmed, and the trading price of our common stock could decline.

We are largely dependent upon one customer.

For the years ended September 30, 2011 and 2010, approximately 41% and 44%, respectively, of our total revenues were from one customer. Our relationship with that customer is largely governed by multiple development or placement fee agreements. Under our development and placement fee agreements, we secure a long-term revenue share percentage and a fixed number of player terminal placements in the facility, in exchange for funding the development and construction of the gaming facility. Some of these agreements are set to terminate pursuant to their terms during the next several years and we may not be able to renegotiate new agreements with that customer.

We have a significant concentration of revenues in Oklahoma and changes in economic, regulatory and licensing conditions in Oklahoma may adversely affect our business.

For the years ended September 30, 2011 and 2010, approximately 55% and 57%, respectively, of our total revenues were from Native American tribes located in Oklahoma. A significant concentration of our revenue comes from Oklahoma, and local economic, regulatory and licensing changes may adversely affect our Oklahoma customers, and therefore our development and placement fee agreements and our business, disproportionately to changes in national economic conditions, including adverse economic declines or slower economic recovery from prior declines. While we continue to seek to diversify the markets in which we operate, the loss of Oklahoma tribes as customers, including our largest customer, or a material decrease in our revenue share with our largest customer, would have a material and adverse effect upon our financial condition and results of operations. In addition, legislation allowing tribal-state compacts in Oklahoma has resulted in increased competition from other vendors, who we believe previously avoided entry into the Oklahoma market due to its uncertain and ambiguous legal environment. The State of Oklahoma permits other types of gaming, both at Native American tribal gaming facilities and at Oklahoma racetracks, and many of our competitors now seek entry into this market. The loss of significant market share to these new types of games or the increased presence of our competitors' products in Oklahoma could also have a material adverse effect upon our financial condition and results of operations. We believe that the introduction of our competitor's more aggressive Class II machines, with characteristics of traditional slot machines, into the Oklahoma Class II market has adversely affected our operating results and market position in that state and may continue to do so in the future.

The gaming industry is intensely competitive. We may not be able to successfully compete in new and existing markets due to research and development, intellectual property and regulatory challenges, and if we are unable to compete effectively, our business could be negatively impacted.

We operate in an intensely competitive industry against larger companies with significant financial, research design and development, and marketing resources. These larger companies, most of whom have greater resources, are aggressively competing against us in our core business operations, including but not limited to, charity bingo, lottery, Class II, Class III, commercial slot and international bingo/gaming markets. Additionally, new smaller competitors compete against us in our traditional markets, and these smaller competitors often do not face the same regulatory and/or compliance restraints that we have. The increased competition will intensify pressure on our pricing model. We expect to face increased competition as we attempt to enter new markets and new geographical locations.

There are a number of established, well-financed companies producing gaming devices, game content and systems that compete with our products. Certain of these competitors may have access to greater capital resources and intellectual property than we do, and as a result, may be better positioned to compete in the marketplace. The market is crowded, with International Game Technology, WMS Industries, Inc., Bally Technologies, Inc., Aristocrat Technologies, Inc. and Konami Co. Ltd. comprising the primary competition. Pricing, accuracy, reliability, product features and functions are among the factors affecting a provider's success in selling its system.

Competition in the gaming industry is intense due to the number of providers, as well as the limited number of facilities and jurisdictions in which they operate. In addition, obtaining space and favorable placement on casino gaming floors is a competitive factor in our industry. As a result of consolidation among the gaming facilities and the recent cutbacks in spending by facility operators due to the downturn in the economy, the level of competition among providers has increased significantly as the number of potential customers has decreased. Other members of our industry may independently develop games similar to our games, and competitors may introduce noncompliant games that unfairly compete in certain markets due to uneven regulatory enforcement policies/actions. Additionally, our customers compete with other providers of entertainment for their end user's entertainment budget. Consequently, our customers might not be able to spend new capital on acquiring gaming equipment. Moreover, our customers might reduce their utilization of revenue share agreements.

We may not collect all amounts recorded for value added taxes related to our operations in Mexico and may be subject to additional income tax as a result.

Our Mexican operations are subject to a value added tax, or VAT, which has been applied to the imports of products originating outside of Mexico. We have an outstanding VAT receivable from the Mexican taxing authority primarily related to VAT levied on product shipments for 2006 and 2007. At September 30, 2011 and 2010, the Company's VAT receivable was $2.8 million and $4.6 million, respectively. The Mexican taxing authority has ruled on 2006 and 2007 and has challenged the registration of certain of our transactions that have generated approximately $384,000 in VAT receivable. Although we have fully reserved the VAT receivable, we have also formally contested these rulings, and we continue to believe we have a reasonable defense. However, the final resolution of the contested balances remains uncertain and may adversely affect the carrying value of the receivable. In addition, the Mexican taxing authorities have completed income tax audits for the 2006 and 2007 periods and have ruled that a revised assessment of approximately $2.4 million should be issued for the 2007 period. Upon appeal, the Mexican taxing authorities have reduced their original assessment and we believe we can continue to provide the necessary evidence for a reasonable defense; however, an adverse determination could result in additional foreign income tax expense, which may adversely affect our financial condition, operating results or cash flow.

We may be subject to penalties as a result of customs audits in Mexico which may adversely affect our financial results.

We may be subject to penalties and assessments from the Servicio de Administracion Tributaria, or SAT, a Mexican governmental taxing entity, as a result of discrepancies on customs records related to the importation of certain machines into Mexico, which may adversely affect our financial results.

Our business operations and product offerings are subject to strict regulatory licenses, findings of suitability, registrations, permits and/or approvals that may limit our existing operations and have a negative impact on our ability to grow, which could be materially adverse to our business and prospects.

Our ability to conduct our existing traditional business, expand operations, develop and distribute new products, games and systems, and expand into new gaming markets is subject to significant federal, state, local, Native American, and foreign regulations. In the United States and many other countries, gaming must be expressly authorized by law. Once authorized, such activities are subject to extensive and evolving governmental regulation. Moreover, gaming regulatory requirements vary from jurisdiction to jurisdiction. We expect to be subject to a wide range of complex gaming laws and regulations in the jurisdictions in which we intend to operate which could be time consuming, expensive and distracting to management. As we expand into new markets, we expect to encounter business, legal, operational and regulatory uncertainties as well as additional responsibilities. We recently entered into several major commercial jurisdictions, including Nevada, Mississippi and Louisiana, and as a result, are subject to increasing legal, regulatory and reporting requirements that will require substantial additional resources. As we enter into new markets, we may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If we are unable to effectively develop and operate within these new markets, then our business, operating results and financial condition would be impaired. Furthermore, as we attempt to generate new streams of revenue by selling units to new customers we may have difficulty implementing an effective sales strategy for jurisdictional specific games. Our failure to successfully implement an effective sales strategy could cause our future operating results to vary materially from what management has forecast.

The regulatory environment in any particular jurisdiction may change in the future, and any such change could have a material adverse effect on our results of operations, business or prospects. Moreover, there can be no assurance that gaming activities will be approved by additional jurisdictions or that those jurisdictions in which these activities are currently permitted will continue to permit such activities. Although we plan to develop procedures and policies to comply with the requirements of evolving laws, there can be no assurance that law enforcement or gaming regulatory authorities will not seek to restrict our business in their jurisdictions or institute enforcement proceedings if we are not compliant.

Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigation whether or not we are ultimately accused of or found to have committed any violation. A negative regulatory finding or ruling in one jurisdiction could have adverse consequences in other jurisdictions, including with gaming regulators. Furthermore, the failure to become licensed, or the loss or conditioning of a license, in one market may have the adverse effect of preventing licensing in other markets or the revocation of licenses we already maintain.

Our company, our officers, directors, key employees, major shareholders, as well as our business partners and certain suppliers, products, games and systems are subject to licenses, findings of suitability, registrations, permits or approvals necessary for the operation of our gaming activities. We have received licenses, findings of suitability, registrations, permits or approvals from a number of state, local, Native American, and foreign gaming regulatory authorities. Our Native American tribal customers are empowered to develop their own licensing procedures and requirements. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within each Native American tribe.

In addition, we require new licenses, permits and approvals, including third-party certifications that our games comply with a particular jurisdiction's stated regulations, in order to meet our expectations for new market entry, and such licenses, permits or approvals may not be timely granted to us, or granted to us at all, which could have a material effect on our business in general and new market entry specifically. Obtaining and maintaining all required licenses, findings of suitability, registrations, permits or approvals is time consuming and expensive. The suspension, revocation, nonrenewal or limitation of any of our licenses would have a material adverse effect on our business operations, financial condition results of operations and our ability to maintain key employees. Additionally, the gaming authorities may deny, limit, condition, suspend or revoke a gaming license or related approval for violations of applicable gaming laws and regulations and may impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, financial condition, and results of operations. If additional gaming laws or regulations are adopted, these regulations could impose restrictions or costs that could have a significant adverse effect on us. Further, changes in existing gaming laws or regulations or new interpretations of existing gaming laws may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations.

Entering into new markets may require us to make changes to our gaming systems to ensure that they comply with applicable regulatory requirements, and may require us to obtain additional licenses. In certain jurisdictions and for certain venues, our ability to enter these markets will depend on effecting changes to existing laws and regulatory regimes. The ability to effect these changes is subject to a great degree of uncertainty and may never be achieved. We may not be successful in entering into other segments of the gaming industry.

Generally, our placement of systems, games and technology into new market segments involves a number of business uncertainties, including:

- whether the technical platform on which our gaming units, systems, and products are based will comply or can be modified to comply with the minimum technical requirements for the each of the identified new gaming markets;
- whether we are able to successfully pass required field trials and comply with the initial game/system installation requirements for each new jurisdiction;
- whether our resources and expertise will enable us to effectively operate and grow in such new markets, including meeting regulatory requirements;
- whether our internal processes and controls will continue to function effectively within these new segments;
- whether we have enough experience to accurately predict revenues and expenses in these new markets;
- whether the diversion of management attention and resources from our traditional business, caused by entering into new market segments, will have harmful effects on our traditional business;
- whether we will be able to successfully compete against larger companies who dominate the markets that we are trying to enter; and

- whether we can timely perform under our agreements in these new markets because of other unforeseen obstacles.

If we are unable to keep pace with rapid innovations in new technologies or product design and deployment, or if we are unable to quickly adapt our development and manufacturing processes to compete, our business and results of operation could be negatively impacted.

Our success is dependent on our ability to develop and sell new products and systems that are attractive not only to our customers, but also to their customers, the end players. If our gaming devices do not appeal to customers, or if our gaming devices do not meet or sustain revenue and profitability of contractual obligations and expectations, our gaming devices may be replaced by our competitors' devices. Additionally, we may be unable to enhance existing products in a timely manner in response to changing regulatory, legal or market conditions or customer requirements, or new products or new versions of our existing products may not achieve market acceptance in new or existing markets. Therefore, our future success depends upon our ability to design and market technologically sophisticated products that meet our customer's needs regarding, among other things, ease of use and adaptability, but also that are unique and entertaining such that they achieve high levels of player appeal and sustainability. If we fail to keep pace with our competitors, our business could be adversely affected and a decrease in demand for our games could also result in an increase in our inventory obsolescence charges.

The demands of our customers and the preferences of the end players are continuously changing. As a result, there is constant pressure to develop and market new game content and technologically innovative products. As our revenues are heavily dependent on the earning power and life span of our games and because newer game themes tend to have a shorter life span than more traditional game themes, we face increased pressure to design and deploy new and successful game themes to maintain our revenue stream and remain competitive. Our ability to develop new and innovative products could be adversely affected by:

- the failure of our new gaming products to become popular with end players;
- a decision by our customers or the gaming industry in general to decline to purchases our new gaming devices or to cancel or return previous orders, content or systems in anticipation of newer technologies;
- an inability to roll out new games, services or systems on schedule as a result of delays in regulatory product approval in the applicable jurisdictions, or otherwise; and
- an increase in the popularity of competitors' games.

There is no assurance that our investments in research and development will lead to successful new technologies or timely new products. We invest heavily in product development in various disciplines from hardware, software, and firmware engineering to game design, video, multimedia, graphics, and sound. Our newer products are generally more technologically sophisticated and are of a different form than those we have produced in the past and we must continually refine our production capabilities to meet the needs of our product innovation. If we cannot adapt our manufacturing infrastructure to meet the needs of our product innovations, or if we are unable to make upgrades to our production capacity in a timely manner, our business could be negatively impacted.

We may not realize satisfactory returns on money lent or otherwise funded to new and existing customers to develop or expand gaming facilities.

We enter into development and placement fee agreements to provide financing for construction, expansion, or remodeling of gaming facilities, primarily in the State of Oklahoma. Under our development and placement fee agreements, we secure a long-term revenue share percentage and a fixed number of player terminal placements in the facility, in exchange for funding the development and construction of the gaming facility. We may not, however, realize the anticipated benefits of any of these strategic relationships or financings as our success in these ventures is dependent upon the timely completion of the gaming facility, the placement of our player terminals, and a favorable regulatory environment. For example, in fiscal 2010, we took a material impairment charge for a note receivable for money lent in connection with a development agreement for an Alabama facility because of the legal uncertainty of charitable bingo in the State and in fiscal 2011, we removed all charitable bingo machines from charity customer facilities in the State of Alabama due to regulatory changes in the State.

Our development and placement efforts and financing activities may result in operating difficulties, financial risks, or required expenditures that could adversely affect our liquidity. In connection with one or more of these transactions, and to obtain the necessary development and placement fee funds, we may need to extend secured and unsecured credit to potential or existing customers that may not be repaid, incur debt on terms unfavorable to us or that we are unable to repay, or incur other contingent liabilities. While we believe the increased level of receivables from counterparties to development agreements has allowed us to grow our business, it has also required direct, additional focus of and involvement by management. The failure to maintain controls and processes related to our collection efforts or the deterioration of the financial condition of our customers could negatively impact our business.

Slow growth in the establishment of new gaming jurisdictions or the number of new casinos and declines in the rate of replacement for existing gaming machines could limit or reduce our future profits.

While we continue to seek entry into already established gaming jurisdictions, demand for our products is also driven by the establishment of new gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming, such as that which we recently experienced in Alabama, could result in restrictions on or even prohibitions of gaming operations or the expansion of operations in any jurisdiction. In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. The rate of gaming growth in North America has diminished and machine replacements as a percentage of total floor space is at historically low levels. Slow growth in the establishment of new gaming jurisdictions, public protest, political opposition, delays in the opening of new or expanded casinos and continued declines in or low levels of demand for machine replacements, including from greater competition from table games, could reduce the demand for our products and our future profits.

Our ability to effectively compete in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

Historically, we have derived a majority of our revenue from the placement of Class II player terminals and systems for gaming activities conducted on Native American lands. Because federally recognized Native American tribes are independent governments with sovereign powers, Native American tribes can enact their own laws and regulate gaming operations and contracts. Native American tribes maintain their own governmental systems and often their own judicial systems and have the right to tax persons and enterprises conducting business on Native American lands, and also have the right to require licenses and to impose other forms of regulation and regulatory fees on persons and businesses operating on their lands. In the absence of a specific grant of authority by Congress, states may regulate activities taking place on Native American lands only if the Native American tribe has a specific agreement or compact with the state. Our contracts with Native American tribal customers normally provide that only certain provisions will be subject to the governing law of the state in which a Native American tribe is located. However, these choice-of-law clauses may not be enforceable.

Additionally, Native American tribes generally enjoy sovereign immunity from lawsuits similar to that of the individual states and the United States. Before we can sue or enforce contract rights with a Native American tribe, or an agency or instrumentality of a Native American tribe, the Native American tribe must effectively waive its sovereign immunity with respect to the matter in dispute, which we are not always able to obtain. For example, our largest customer, who accounts for over 41% of our revenue as of September 30, 2011, has not given us a waiver of sovereign immunity. Without a limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a Native American tribe, including the right to enter Native American lands to retrieve our property in the event of a breach of contract by the tribe party to that contract. Even if the waiver of sovereign immunity by a Native American tribe is deemed effective, there will be an issue as to the forum in which a lawsuit can be brought against the Native American tribe. Federal courts are courts of limited jurisdiction and generally do not have jurisdiction to hear civil cases relating to Native American tribes and we may be unable to enforce any arbitration decision effectively.

Our agreements with Native American tribes are subject to review by regulatory authorities. For example, our development agreements are subject to review by the NIGC and any such review could require substantial modifications to our agreements or result in the determination that we have a proprietary interest in a Native American tribe's gaming activity which could materially and adversely affect the terms on which we conduct our business. The NIGC has previously expressed the view that some of our development agreements could be in violation of the requirements of the Indian Gaming Regulatory Act of 1988 and Native American tribal gaming regulations, which state that the Native American tribes must hold "sole proprietary interest" in the Native American tribes' gaming operations, which presents additional risk for our business. The NIGC may also reinterpret applicable laws and regulations, which could affect our agreements with Native American tribes.

We could be affected by alternative interpretations of the Gambling Devices Act, 15 U.S.C. § 1171, *et. seq*., or the "Johnson Act," as the customers of our Class II games, the Native American tribes, could be subject to significant fines and penalties if it is ultimately determined they are offering an illegal game, and an adverse regulatory or judicial determination regarding the legal status of our products could have material adverse consequences for our business, operating results and prospects.

Government enforcement, regulatory action, judicial decisions, and proposed legislative action have in the past, and will likely continue to affect our business, operating results and prospects in Native American tribal lands. We believe that a number of our competitors have not complied with published regulation restrictions. We have lost, and could continue to lose, market share to competitors who offer games that do not appear to comply with published regulatory restrictions on Class II games and therefore offer features not available in our products. The legal and regulatory uncertainties surrounding our Native American tribal agreements could result in a significant and immediate adverse impact on our business and operating results. Additionally, such uncertainties could increase our cost of doing business and could take management's attention away from operations. The trading price of our common stock has in the past been, and may in the future be, subject to significant fluctuations based upon market perceptions of the legal status of our products and our ability to compete in all markets, including Native American markets. Regulatory action against our customers or equipment in these or in other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within each Native American tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within Native American markets.

State compacts with our existing Native American tribal customers to allow Class III gaming could reduce demand for our Class II games and our entry into the Class III market may be difficult as we compete against larger companies in the tribal Class III market.

Certain of our Class II Native American tribal customers have entered into compacts with the states in which they operate to permit the operation of Class III games. While we seek to also provide Class II alternatives in these markets, we believe the number of our Class II game machine placements in those customers' facilities could decline, and our operating results could be materially and adversely affected. As our Native American tribal customers continue to transition to gaming under compacts with their respective states, we continue to face significant uncertainty in this market that makes our business in such markets difficult to manage and predict and we may be forced to compete with larger companies that specialize in Class III gaming as these companies move into these newly created Class III compact markets. We believe the establishment of state compacts depends on a number of political, social, and economic factors that are inherently difficult to ascertain. Accordingly, although we attempt to closely monitor state legislative developments that could affect our business, we may not be able to timely predict if or when a compact could be entered into by one or more of our Native American tribal customers. For example, in Oklahoma, we anticipate that the introduction of Class III games will continue to pressure our market and revenue share percentages and may result in a shift in the market from revenue share arrangements to a sale model.

We may not be successful in protecting our intellectual property rights, or in avoiding claims that either we are infringing upon the intellectual property rights of others, or that our intellectual property is not valid and enforceable.

We rely upon patent, copyright, trademark and trade secret laws, license agreements and employee nondisclosure agreements to protect our proprietary rights and technology, but these laws and contractual provisions provide only limited protection. We rely to a greater extent upon proprietary know-how and continuing technological innovation to maintain our competitive position. Insofar as we rely on trade secrets, unpatented know-how and innovation, others may be able to independently develop similar technology, or our secrecy could be breached. The issuance of a patent to us does not necessarily mean that our technology or products do not infringe upon the intellectual property rights of others. As we enter into new markets by leveraging our existing technology, and by developing new technology and new products, it becomes more likely that we will become subject to infringement claims from other parties, many of whom have significantly greater resources than we do. Problems with patents or other rights could increase the cost of our products, or delay or preclude new product development and commercialization. If infringement claims against us are valid, we may seek licenses that might not be available to us on acceptable terms or at all. Litigation would be costly and time consuming, but may become necessary to protect our proprietary rights or to defend against infringement claims. We could incur substantial costs and diversion of management resources in the defense of any claims relating to the proprietary rights of others or in asserting claims against others. These expenses could have an adverse effect on our future cash flows and results of operations. Our assessment of current intellectual property litigation could change in light of the discovery of facts not presently known to us, determinations by judges, juries or others that do not agree with our evaluation of the possible liability or outcome of such litigation, or changes in the patent laws. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. We cannot guarantee that our intellectual properties will provide us with a competitive advantage, that it will not be circumvented by our competitors, or that it is all valid and enforceable.

Our success may depend in part on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain copyright protection and patent protection of our proprietary technologies, intellectual property and other game innovations. We cannot assure you that we will be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, that any trademark, copyright or issued patent will provide competitive advantages for us, that our intellectual properties will not be successfully challenged or circumvented by competitors, or that our patents and other intellectual property are valid and enforceable.

We also rely on trade secrets and proprietary know-how. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure you that the obligation to maintain the confidentiality of our trade secrets or proprietary information will be honored. Despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

Some of our products may incorporate open source software. Open source licenses typically mandate that software developed based on source code that is subject to the open source license, or combined in specific ways with such open source software, become subject to the open source license. Open source licenses typically require that source code subject to the license be released or made available to the public. We take steps to ensure that proprietary software we do not wish to disclose is not combined with, or does not incorporate, open source software in ways that would require such proprietary software to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty.

We do not rely upon the term of our customer contracts to retain the business of our customers.

Our contracts with our customers are on a year-to-year or multi-year basis. Except for customers with whom we have entered into development and placement fee agreements, we do not rely upon the stated term of our customer contracts to retain the business of our customers. We rely instead upon providing competitive player terminals, games and systems to give our customers the incentive to continue doing business with us. At any point in time, a significant portion of our business is subject to nonrenewal, which may materially and adversely affect our earnings, financial condition and cash flows. In addition, certain of our customer contracts have "buy out" provisions enabling our customer to purchase machines formerly provided to them under revenue participation arrangements. To the extent our customers exercise their buy out rights pursuant to these provisions, we recognize revenue from equipment sales in the current period while losing future participation revenue from purchased machines. This could have the effect of reducing our overall future revenues from these customers and thereby adversely affect our future operating results.

Our games and systems may experience loss based on malfunctions, anomalies or fraudulent activities.

Our games and systems, and games and systems we license or distribute from third parties, could produce false payouts as the result of malfunctions, anomalies or fraudulent activities, which we may be required to pay. We depend on our security precautions to prevent fraud. We depend on regulatory safeguards, which may not be available in all jurisdictions or markets, to protect us against jackpots awarded as a result of malfunctions, anomalies or fraudulent activities. There can be no guarantee that regulatory safeguards, in jurisdictions or markets where they do exist, will be sufficient to protect us from liabilities associated with malfunctions, anomalies or fraudulent activities.

The occurrence of malfunctions, anomalies or fraudulent activities could result in litigation against us by our customers based on lost revenue or other claims based in tort or breach of contract. Moreover, these occurrences could result in investigations or disciplinary actions by applicable gaming regulators. Additionally, in the event of such issues with our gaming devices or software, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

Worsening economic conditions may adversely affect our business.

The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus a decline in general economic conditions, higher levels of unemployment, weakness in the housing markets, higher consumer debt levels, declines in consumer confidence in future economic conditions, higher tax rates, higher interest rates, and other adverse economic conditions may lead to our end users having less discretionary income with which to wager. Additionally, higher airfares, gasoline prices and other costs may adversely affect the number of players visiting our customers' casinos. The gaming industry is currently experiencing a period of reduced demand. A decline in the relative health of the gaming industry and the difficulty or inability of our customers to obtain adequate levels of capital to finance their ongoing operations reduces their resources available to purchase our products and services, which adversely affects our revenues. If we experience a significant unexpected decrease in demand for our products, we could also be required to increase our inventory obsolescence charges. Additionally, a decline in general economic conditions might negatively impact our customers' abilities to pay us in a timely fashion. Our customers' failures to make timely payments could result in an increase in our provision for bad debt.

Litigation may adversely affect our business, financial condition and results of operations.

We are subject to legal and regulatory requirements applicable to our business and industry. We are also subject to the risk of litigation by employees, customers, our customer's customers, patent owners, competitors, suppliers, shareholders or others through private actions, class actions, administrative proceedings and other legal proceedings. Litigation can be lengthy, expensive, and disruptive to our operations and results cannot be predicted with certainty or, sometimes, at all. Current estimates of loss regarding pending litigation may not be reflective of any particular final outcome. The results of rulings, judgments or settlements of pending litigation may result in financial liability that is materially higher than what management has estimated at this time and we may experience adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found liable. We make no assurances that we will not be subject to liability with respect to current or future litigation. We maintain various forms of insurance coverage; however, substantial rulings, judgments or settlements could exceed the amount of insurance coverage (or any cost allocation agreement with an insurance carrier), may not be covered under our existing insurance policies, or could be excluded under the terms of an existing insurance policy. Moreover, our failure to comply with procedural or operational requirements inherent to our policies may void coverage. Additionally, failure to secure favorable outcomes in pending litigation could result in adverse consequences to our business, operating results and/or overall financial condition, including without limitation, possible adverse effects on compliance with the terms of our Amended Credit Agreement.

Casino operations are conducted at the discretion of our customers.

We seek to provide assistance to our key customers in the form of project management, with a focus on facility layout and planning, gaming floor configuration and customized marketing and promotional initiatives. Our key customers, however, are solely responsible for the operations of their facilities and are not required to consult us or take our advice on their operations, marketing, facility layout, gaming floor configuration, or promotional initiatives. Further, our customers are solely responsible for safety and security at their facilities. Our customers have in the past, and will in the future, remodel and expand their facilities. To the extent that our machines are not a part of an optimized facility layout or gaming floor configuration, are not supported by effective marketing or promotional initiatives or are scheduled to be out of service during a facility remodeling, or our customers' facilities are closed or not visited because of end-users concern for safety, our operating results could suffer.

Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences.

As a supplier of gaming machines, we must offer themes and products that appeal to gaming operators and players. There is constant pressure to develop and market new game content and technologically innovative products. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, such as a negative change in the trend of acceptance of our newest systems innovations or jackpot fatigue (declining play levels on smaller jackpots), the demand for our gaming products and the level of play of our gaming products could decline. Further, our products could suffer a loss of floor space to table games or other more technologically advanced games or operators may reduce revenue sharing arrangements, each of which would harm our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

The carrying value of our assets is dependent upon our ability to successfully deploy games into new or existing markets.

We have gaming units not deployed as of September 30, 2011, which are considered part of our rental pool. This rental pool is available for deployment in new or existing customer facilities. If the opening of new facilities is altered negatively or the expansion, reduction or closing of an existing facility occurs, the realizable value of these assets could be adversely impacted. In such instances we may be required to recognize impairment charges on these assets.

We rely on hardware, software and games licensed from third parties, and on technology provided by third-party vendors, the loss of which could materially affect our business, increase our costs and delay deployment or suspend development of our gaming systems and player terminals.

We integrate various third-party software products as components of our software and rely on third-party manufacturers to manufacture our equipment. Our business could be disrupted if the manufacturers or this software or hardware, or functional equivalents of this software or hardware, were either no longer available to us or no longer offered to us on commercially reasonable terms. Acts of God, adverse weather, and shipping difficulties, particularly with respect to international third-party suppliers, could significantly delay our receipt of such components. For example, some of our suppliers are located in Japan and Thailand, both of which recently experienced natural disasters. If we are unable to obtain these items from our established third-party vendors, we could be required to either redesign our product to function with alternate third-party product, or to develop or manufacture these components ourselves, which would result in increased costs and could result in delays in our deployment of our gaming systems and player terminals. Furthermore, we might be forced to limit the features available in our current or future offerings.

We rely on intellectual property licenses from one or more third-party competitors, the loss of which could materially affect our business and the sale or placement of our products. Various third-party gaming manufacturers with which we compete are much larger than us and have substantially larger intellectual property assets. The gaming manufacturer industry is very competitive and litigious, and a lawsuit brought by one of our larger competitors whether or not well-founded, may have a material effect on our business and our ability to sell or place our products.

We rely on the content of certain software that we license from third-party vendors and often distribute and sell such software to our customers. The software could contain "open source" code, require a resale license or contain bugs that could have an impact on our business. We also rely on the technology of third-party vendors, such as telecommunication providers, to operate our nationwide broadband telecommunications network. A serious or sustained disruption of the provision of these services could result in some of our player terminals being non-operational for the duration of the disruption, which would reduce over-all revenue from those player terminals.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act ("FCPA"), which prohibits improper payments or offers of improper payments to foreign officials to obtain business or any other benefit and also requires corporations covered by the provisions to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We have operations and agreements with third parties and make sales in Mexico and Canada, and such international activities create the risk of unauthorized payments or offers of payments in violation of the FCPA by one of the employees, consultants, sales agents or distributors of our company, because these parties are not always subject to our control, and accounting standards practiced by our agents in Mexico and in other jurisdictions in which we may operate may not always conform with U.S. GAAP. The Company has recently augmented its Foreign Corrupt Practices Compliance Policy; however, we can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Our current international businesses and potential expansion into other international gaming markets may present new challenges and risks that could adversely affect our business or results of operations.

In recent years, we have expanded our business into several countries, including Mexico, Israel, Malta, and Canada. The Maltese operations have ceased, the Israeli operations are immaterial from a financial perspective, the Canadian business has been project-oriented to date; however, we may continue to seek growth in the international market and continue to operate in the Mexican market. We now operate 3,475 units in Mexico, primarily across numerous facilities operated by one customer. Both revenue and the number of our units have recently declined in Mexico and there can be no assurances that either revenues will grow or that we will continue supplying new products to that market.

International business is inherently subject to various risks, including, but not limited to:

- difficulty in enforcing agreements;
- higher operating costs due to local laws or regulations;
- unexpected changes in regulatory requirements;
- tariffs, embargoes, taxes and other trade barriers, including value added tax;
- trade barriers and disputes;
- regulations related to customs and export/import matters;
- fluctuations in foreign economies and currency exchange rates;
- longer payment cycles and difficulties in collecting accounts receivables;
- the complexity, expense, and necessity of using foreign representatives and consultants;
- tax uncertainties and unanticipated tax costs due to foreign taxing regimes;
- the difficulty of managing and operating an international enterprise, including difficulties in maintaining effective communications with employees and customers due to distance, language and cultural barriers;
- compliance with a variety of laws;
- social, political or economic instability;
- costs and risks of localizing products for foreign countries;
- greater difficulty in safeguarding intellectual property, licensing and other trade restrictions; repatriation of earnings;
- expropriation, nationalization and limitation or restriction on repatriation of earnings;
- recessions in foreign economies; and
- economic and geopolitical developments and conditions, including international hostilities, armed conflicts, acts of terrorism and governmental reactions, inflation, trade relationships and military and political alliances.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results or prevent fraud.

Management maintains internal operational controls and we have invested, and are continuing to invest, in technology to help us streamline our enterprise information systems. However, we may not be able to continue processing at the same or higher levels of transactions. If our systems of internal controls should fail to work as expected, if our systems were to be used in an unauthorized manner, or if employees were to subvert the system of internal controls, significant losses could occur. Additionally, we plan on moving certain of our warehouses in the coming months and any such move could cause delays and business interruption, which could affect our results of operations.

We process transactions on a daily basis and are exposed to numerous types of operational risk, which could cause us to incur substantial losses. Operational risk resulting from inadequate or failed internal processes, people, and systems includes the risk of fraud by employees or persons outside of our company, the execution of unauthorized transactions by employees, errors or omissions relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards and such risk may be excluded under the terms of an existing insurance policy.

We seek to establish and maintain systems of internal operational controls that provide management with timely and accurate information about our level of operational risk, as well as key data points, such as regional statistics. We intend that these systems will help manage operational risk at appropriate, cost effective levels. We have also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed. Nevertheless, we experience loss from operational risk from time to time, including the effects of operational errors, and these losses may be substantial.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We must annually evaluate our internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and auditors to assess the effectiveness of internal controls. If we fail to remedy or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition. There can be no assurance that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that our management and our independent registered public accounting firm will continue to conclude that our internal controls are effective.

Gaming laws and regulations may require our shareholders to undergo a suitability investigation, which may result in redemption of their securities.

In some jurisdictions, the gaming authority may determine that any of our officers, directors, key employees, shareholders or any other person is unsuitable to act in such capacity. There can be no assurance that we will obtain all the necessary licenses and approvals or that our officers, directors, key employees, their affiliates and certain other shareholders will satisfy the suitability requirements in each jurisdiction in which we seek to operate. The failure to obtain such licenses and approvals in one jurisdiction may affect our licensure and/or approvals in other jurisdictions. In addition, a significant delay in obtaining such licenses and approvals could have a material adverse effect on our business prospects.

A gaming authority may, in its discretion, require our shareholders to file applications, be investigated, and be found suitable to own our stock if it has reason to believe that the security ownership would be inconsistent with the declared policies of the regulatory body. Further, the costs of any investigation conducted by the gaming authority under these circumstances must be paid by the applicant and refusal or failure to pay these charges may constitute grounds for a finding that the applicant is unsuitable to own the securities. If the gaming authority determines that a person is unsuitable to own our stock, then, we can be sanctioned, including the loss of our approvals, if, without the prior approval of the gaming authority, we:

- pay to the unsuitable person any dividend, interest or any distribution whatsoever;
- recognize any voting right by the unsuitable person;
- pay the unsuitable person remuneration in any form; or
- make any payment to the unsuitable person including any principal, redemption, conversion, exchange or similar payment

While our shareholders recently approved a right to redeem shares of an unsuitable shareholder and we consequently amended our Articles of Incorporation, a finding of unsuitability could have a material adverse effect on our business. If a gaming authority was to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authority may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could materially adversely affect our gaming operations.

Our share repurchase program could increase the volatility of the price of our common stock.

On December 3, 2010, we announced that our Board of Directors approved a plan to repurchase up to $15 million of our outstanding common stock over the next three year period. The authorization is subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters. As repurchases under the share repurchase program are subject to certain pricing parameters, there is no guarantee as to the exact number of shares that will be repurchased under the program. Repurchases of our shares will reduce the number of our outstanding common stock and might incrementally increase the potential for volatility in our common stock by reducing the potential volumes at which our common stock may trade in the public market.

If our key personnel leave us or if we fail to timely hire additional skilled personnel, our business could be materially adversely affected.

We depend on the continued performance of the members of our senior management team and our technology team to assist in executing our strategy. In order to retain our key personnel, we established a retention plan for calendar year 2010; however, such retention plan has elapsed and key employees may depart. If we were to lose the services of any of our senior officers, directors, or any key member of our technology team, and can not find suitable replacements for such persons in a timely manner, it could have a material adverse effect on our business. Further we expect that our efforts to grow will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures.

Our Amended Credit Agreement contains covenants that limit our ability to finance future operations or capital needs and to engage in other business activities.

The operating and financial restrictions and covenants in the Amended Credit Agreement may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our Amended Credit Agreement requires us to limit capital expenditures to $40 million, with a carry-over to the next fiscal year for any prior fiscal year where actual capital expenditures are less than $40 million, and requires us to maintain a total leverage ratio of no more than 1.50:1.00. While the Amended Credit Agreement is expected to lower borrowing costs, we will be required to increase our quarterly principal term loan payments to $925,000, which is substantially higher than the obligations under our Original Credit Agreement. Furthermore, our total borrowing capacity has been reduced, which may affect our ability to engage in certain business activities. In addition, the Amended Credit Agreement contains certain covenants that, among other things, restrict our and our subsidiaries' ability to:

- incur certain debt;
- create certain liens;
- pay dividends or make other equity distributions or payments to or affecting our subsidiaries;
- make certain stock repurchases or redemptions;
- make certain investments or capital expenditures;
- sell or dispose of assets or engage in certain acquisitions, mergers or consolidations;
- engage in certain transactions with subsidiaries and affiliates; and
- enter into sale leaseback transactions.

These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. A failure to comply with the restrictions contained in the Amended Credit Agreement could lead to an event of default, which could result in an acceleration of our indebtedness. Our future operating results may not be sufficient to enable compliance with the covenants in the Amended Credit Agreement or to remedy any such default.

In addition, in the event of acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments. Also, we may not be able to obtain new financing. Even if we were able to obtain new financing, we cannot guarantee that the new financing will be on commercially reasonable terms or terms that are acceptable to us. If we default on our indebtedness, our business financial condition and results of operation could be materially and adversely affected.

Our financial results vary from quarter to quarter, which could negatively impact our business.

Various factors affect our quarterly operating results, some of which are not within our control. These factors include, among others:

- the financial strength of the gaming industry;
- consumers' willingness to spend money on leisure activities;
- an outbreak of a communicable disease;
- the timing and introduction of new products and services;
- the mix of products and services sold;
- the timing of significant orders from and shipments to customers;
- product and service pricing and discounts;
- the timing of acquisitions of other companies and businesses or dispositions; and
- unforeseen regulatory or other legal developments affecting us or our customers.

If we fail to effectively manage our business, this could adversely affect our results of operations. If our operating results fall below the expectations of securities analysts and investors, the price of our common stock may decline.

Any material change to our operating cash flow or a significant increase in our indebtedness could have an adverse effect on our results of operations, and business generally.

Future revenue may not be sufficient to meet operating, product development and other cash flow requirements. Sufficient funds to service our debt and maintain new product development efforts and expected levels of operations may not be available, and additional capital, if and when needed by us, may not be available on terms acceptable to us. If we cannot obtain sufficient capital on acceptable terms when needed, we may not be able to carry out our planned product development efforts and level of operations, which could harm our business.

We could be required to incur additional indebtedness. Should we incur additional debt, among other things, such increased indebtedness could:

- adversely affect our ability to expand our business, market our products and make investments and capital expenditures;

- adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources; and

- create competitive disadvantages compared to other companies with lower debt levels

- adversely affect our ability to meet our fixed charge obligations or our debt service payments.

Adverse decisions of tax authorities or changes in tax laws, rules or interpretations could have a material adverse effect on our results of operations and cash flow.

There may be changes in interpretation and enforcement of tax law. As a result, we may face increases in taxes payable if tax laws, regulations or treaties in the jurisdictions in which we operate are modified by the competent authorities in an adverse manner. In addition, various international, national, state, and local taxing authorities periodically examine us and our subsidiaries. The resolution of an examination or audit may result in us making a payment in an amount that differs from the amount for which we may have reserved with respect to any particular tax matter, which could have a material adverse effect on our cash flows, business, financial condition and results of operations for any affected reporting period.

We and our subsidiaries are engaged in certain intercompany transactions. Although we believe that these transactions reflect arm's length terms and that proper transfer pricing documentation is in place which should be respected for tax purposes, the transfer prices and conditions may be scrutinized by local tax authorities, which could result in additional taxes becoming due.

If we are unable to provide satisfactory customer service, we could lose customers.

Our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of our customer service operations and training programs. Any material disruption or slowdown in our support systems or inadequate training could make it difficult or impossible to provide adequate customer service and support. If we are unable to continually provide adequate staffing and training for our customer service operations, our reputation could be harmed and we could lose customers. Because our success depends in large part on keeping our customers satisfied, any failure to provide high levels of customer service would likely impair our reputation and decrease our revenues.

Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, if we fail to meet the terms specified in those contracts we may not realize their full benefits. For example, our agreement with the New York State Division of the Lottery permits termination of the contract at any time for failure by us or our system to perform properly, and any such unforeseen downtime could subject us to liquidated damages. Failure to perform under our contracts could result in substantial monetary damages, as well as contract termination. Our results of operations are dependent on our ability to maximize our earnings from our contracts.

Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our personnel may act outside of their authority and negotiate additional terms without our knowledge. We discourage such conduct, but there can be no assurance that our policy will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether the additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, operating results and financial condition.

Furthermore, certain of our customers and third-party testing laboratories have policies and procedures in place regarding the shipment and installation of our products. If such policies and procedures are not properly complied with by our personnel, we may experience a delay in installation, which could result in a loss of revenue, penalties, fines or fees, which could adversely affect our business, operating results and financial condition.

Our business prospects and future success rely heavily upon the integrity of our employees and executives and the security of our gaming systems.

The integrity and security of our gaming systems are critical to our ability to attract customers and players. We strive to set exacting standards of personal integrity for our employees and for system security involving the gaming systems that we provide to our customers. Our reputation in this regard is an important factor in our business dealings with our current and potential customers as well as licensing boards. For this reason, an allegation or a finding of improper conduct on our part or on the part of one or more of our employees that is attributable to us, or of an actual or alleged system security defect or failure attributable to us, could have a material adverse effect upon our business, financial condition, results and prospects, including our ability to retain existing contracts or obtain new or renewed contracts.

Any disruption in our network or telecommunications services, adverse weather conditions or other catastrophic events in the areas in which we operate could affect our ability to operate our games, which would result in reduced revenues and customer down time.

Our network is susceptible to outages due to fire, floods, power loss, break-ins, cyberattacks and similar events. We have multiple site back-up for our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses and break-ins. Similar disruptions from unauthorized tampering with our computer systems in any such event could have a material adverse effect on our business, operating results and financial condition. Portions of our gaming network are often integrated with our customers' networks, which are outside of our control, but could affect our own network. In addition, there is a risk that our customers' house networks could be compromised, which could impact our customers' operations, and their revenues, which could conversely adversely affect our own revenue.

Adverse weather conditions, particularly flooding, tornadoes, heavy snowfall and other extreme weather conditions often deter our customer's end users from traveling, or make it difficult for them to frequent the sites where our games are installed. If any of those sites experienced prolonged adverse weather conditions, or if the sites in Oklahoma, where a significant number of our games are installed, simultaneously experienced adverse weather conditions, our results of operations and financial condition would be materially and adversely affected.

We are parties to certain agreements that could require us to pay damages resulting from loss of revenues if our systems are not properly functioning, or as a result of a system malfunction or an inaccurate pay table. In addition, our agreement with the New York State Division of the Lottery permits termination of the contract at any time for failure by us or our system to perform properly. If we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages, or suffer major losses if the customer exercises its right to terminate. In addition, if we fail to meet the terms specified in those contracts we may not realize their full benefits. Failure to perform under any contract could result in substantial monetary damages, as well as contract termination. Our results of operations are dependent on our ability to maximize our earnings from our contracts.

The ability of the Board of Directors to issue preferred stock, anti-takeover provisions of Texas law, our governing documents, and the requirement to obtain prior approval by gaming authorities in the jurisdictions that we operate could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our shareholders.

Our Board of Directors has the authority to issue 2,000,000 shares of preferred stock and to determine the terms of such preferred stock without shareholder approval. While we currently do not have any preferred stock issued and our Board of Directors has no current plans, agreements or commitments to issue any shares of preferred stock, the issuance of such preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any acquisition, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders and affect the price of our common stock.

Changes in the control of the company through merger, consolidation, equity or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control, may not occur without the prior approval of certain gaming commissions in the jurisdictions that we operate. Such commissions may also require the equity holders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated, found suitable and licensed as part of the approval process relating to the transaction. Such requirement to be found suitable to hold our voting securities may discourage or delay change of control transactions.

Other provisions of Texas law and our Articles of Incorporation and Bylaws may have the effect of delaying or preventing a change in control or acquisition, whether by means of a tender offer, business combination, proxy contest, or otherwise. Our Articles of Incorporation and Bylaws include purported limits on shareholder action by written consent in lieu of a meeting and certain procedural requirements governing the nomination of directors by shareholders and shareholder meetings. These provisions could have the effect of delaying or preventing a change in control.

We are subject to complex and dynamic revenue recognition standards, which could materially affect our financial results.

As we introduce new products and transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with generally accepted accounting principles. Transactions may include multiple element arrangements and/or software components and applicable accounting principles could further change the timing of revenue recognition and could adversely affect our financial results for any given period. Fluctuations may occur in our deferred revenues and reflect our continued shift toward more multiple element contracts that include systems and software.

ITEM 1B. ***Unresolved Staff Comments***

None.

ITEM 2. ***Properties***

We do not own any real property. As of September 30, 2011, we are under contract for the following leases, and we believe the facilities are suitable to our business and adequate for our current and near-term needs:

	Square Feet	Monthly Rent	Expiration Date
Austin, Texas			
Corporate Offices	31,022	$ 82,210	August 2015
Assembly and Warehouse Facilities	123,180	73,788	December 2016
Tulsa, Oklahoma			
Warehouse	25,000	7,784	April 2012
Kent, Washington			
Warehouse	13,506	6,301	December 2016
Albany, New York			
Office Space	2,708	3,982	December 2017
Schenectady, New York			
Office Space	1,690	3,013	December 2017
Mexico City, Mexico			
Office/Warehouse/Training Center	6,299	9,213	March 2014
Office	719	6,712	March 2014

ITEM 3. LEGAL PROCEEDINGS

Alabama Litigation. We are involved in five lawsuits, as further described below, related to our former charity bingo operations in the state of Alabama. While we continue to believe that these lawsuits are no longer material from a pure damages perspective, a finding in any of these cases that electronic charity bingo was illegal in Alabama during the pertinent time frame could potentially have material adverse regulatory consequences for us in other jurisdictions. Four of the lawsuits are pending in federal court and were filed on behalf of individuals who claim to be patrons of either White Hall Entertainment Center in Lowndes County, Alabama or VictoryLand in Shorter, Alabama, and include several claims related to the alleged illegality of electronic charity bingo in Alabama. The fifth lawsuit is a civil forfeiture action brought by the State of Alabama that arose out of the seizure of equipment at White Hall Entertainment Center in Lowndes County, Alabama. We intervened in the forfeiture action, because we have an interest in certain of the seized property. A court-ordered mediation in the forfeiture action is presently set for November 22, 2011, which mediation could result in our dismissal from the case. There are, however, no assurances of a settlement or dismissal. An unfavorable result in the forfeiture action could have adverse regulatory consequences for us in other jurisdictions.

Ethel Adell, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on February 16, 2010, in federal court on behalf of over 800 plaintiffs against the Company and others. The plaintiffs, who claim to have been patrons of VictoryLand, sought damages based on Ala. Code, Sec 8-1-150(A), the Alabama Deceptive Trade Practices Act, and the Racketeer Influenced and Corruption Organizations Act 18 U.S.C. sec 1961(1) ("RICO"). On April 28, 2010, we filed a motion to dismiss the entire complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against us upon which relief could be granted. On March 31, 2011, the court entered an order dismissing the RICO claim and the Alabama Deceptive Trade Practices Act claim but declined to dismiss the 8-1-150(A) claim at this stage of the litigation. On April 28, 2011, we filed an answer and affirmative defenses to the complaint. The parties proposed to the court a phased scheduling order that allows for an initial phase involving discovery related only to gathering and analysis of electronic data from player tracking and accounting systems at VictoryLand during the relevant time frame. The court adopted and entered the proposed scheduling order on June 23, 2011. We are currently engaged in written discovery and will be scheduling depositions in the coming weeks. We, along with other gaming manufacturers, continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, we are unable to make any prediction as to the ultimate outcome.

Walter Bussey, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on March 8, 2010, in federal court against us and others. The plaintiffs, who claim to have been patrons of VictoryLand, originally sought damages based on both Ala. Code, Sec 8-1-150(A) and RICO, and have requested that the court certify the action as a class action. On April 28, 2010, we filed a motion to dismiss the entire complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against us upon which relief could be granted. After we filed our motion to dismiss, the plaintiffs voluntarily dismissed their RICO claim, leaving only a claim for recovery of gambling losses under Ala. Code Sec. 8-1-150(A). On March 31, 2011, the court entered an order declining to dismiss the 8-1-150(A) claim at this stage of the litigation. The court noted, however, that "each Plaintiff has the burden of proving a wager between he or she and each Defendant." On April 28, 2011, we filed an answer and affirmative defenses to the complaint. Like in *Adell*, we proposed to the court a phased scheduling order that allows for an initial phase involving discovery related only to gathering and analysis of electronic data from player tracking and accounting systems at VictoryLand during the relevant time frame. The court adopted and entered the proposed scheduling order on July 28, 2011. The defendants currently are assessing the availability of electronic data and we are currently engaged in written discovery. We, along with other gaming manufacturers, continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, we are unable to make any prediction as to the ultimate outcome.

Ozetta Hardy v. Whitehall Gaming Center, LLC, et al., a civil action, was filed against Whitehall Gaming Center, LLC (an entity that does not exist), Cornerstone Community Outreach, Inc., and Freedom Trail Ventures, Ltd., in the Circuit Court of Lowndes County, Alabama. On June 3, 2010, plaintiffs filed an amended complaint adding us and other manufacturers. The plaintiffs, who claim to have been patrons of White Hall, seek recovery of gambling losses based on Ala. Code, Sec 8-1-150(A) and have requested that the court certify the action as a class action. On July 2, 2010, the defendants removed the case to federal court. On July 9, 2010, we filed a motion to dismiss the complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against us upon which relief could be granted. On September 7, 2010, the court, without opinion, denied our motion to dismiss. The court then entered a scheduling order that bifurcates the case to allow for resolution of class certification issues before consideration of the merits. Following several months of discovery on the class certification issues, on March 15, 2011, the plaintiffs filed a motion for class certification. On April 15, 2011, we filed an opposition to the plaintiffs' motion for class certification. The plaintiffs then filed a reply, and we filed a sur-reply arguing that the plaintiffs misstated the burden of proof in their reply. The court has not ruled on the plaintiffs' motion for class certification. We continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, we are unable to make any prediction as to the ultimate outcome.

Lafayette Adams, et al. v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on October 6, 2010, in the Circuit Court of Macon County, Alabama, on behalf of hundreds of plaintiffs against Macon County Greyhound Park, Inc. d/b/a VictoryLand. On January 25, 2011, the plaintiffs filed an amended complaint adding us and other manufacturers. The plaintiffs, who claim to have been patrons of VictoryLand, seek recovery of gambling losses based on Ala. Code, Sec 8-1-150(A). On February 22, 2011, the case was removed to federal court and is now pending in federal court. The plaintiffs filed a motion to remand the case back to state court. On March 8, 2011, we filed a motion to dismiss the complaint based, in part, on the grounds that the plaintiffs failed to state a claim against us upon which relief could be granted. On April 18, 2011, the plaintiffs filed a response to our motion to dismiss. On the same day, we and two other defendants filed oppositions to the plaintiffs' motion to remand the case to state court. On November 3, 2011, the court entered an order denying the plaintiffs' motion to remand. On November 10, 2011, the court entered an order denying our motion, at this stage of the case, to dismiss the complaint. We continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, we are unable to make any prediction as to the ultimate outcome.

State of Alabama v. Chad Dickie, et al., a civil forfeiture action, was filed by the State of Alabama against certain property seized in connection with the March 19, 2009 raid of White Hall Entertainment Center in Lowndes County, including certain of our property. The case was filed in the Circuit Court of Lowndes County on April 21, 2009. On October 15, 2010, we, along with other manufacturers, filed a motion to intervene in the action in order to defend against contentions that our property was used in the operation of illegal gambling activity. On October 21, 2010, the court entered an order granting our motion to intervene. The court recently ordered mediation following a status conference with the parties. The mediation is presently set for November 22, 2011, which mediation could result in our dismissal from the case. There are, however, no assurances of a settlement or our dismissal. An unfavorable result in the case could have adverse regulatory consequences for us in other jurisdictions. We continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, we are unable to make any prediction as to the ultimate outcome.

Mexico Income Tax Audit

Our Mexican subsidiary, Multimedia Games de Mexico 1, S. de R.L. de C.V., or Multimedia Games de Mexico, has been under audit by the Mexico taxing authorities for the periods ended December 31, 2006 and 2007. On November 19, 2010, we filed before the taxing authorities an administrative appeal against the resolutions set forth by the taxing authorities in ruling number

500-74-02-04-03-2010-9403, which assessed an income and value added tax deficiency to Multimedia Games de Mexico for the 2007 tax year. On appeal, the Mexican tax authorities reduced the total amount assessed to approximately $2.4 million a significant reduction from the previous assessment of approximately $14.1 million. However, management continues to believe that we have a reasonable defense against this assessment and expects the ultimate assessment to range from $0 to $2.4 million. Management cannot reasonably estimate the amount at this time, however, management continues to believe that a loss is not probable and thus has not recorded a reserve for this matter, although it is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flow.

We are also the subject of various pending and threatened claims in the ordinary course of business, which are being handled and vigorously defended. While the results of any ultimate resolution cannot be predicted, as of September 30, 2011 it is the opinion of management, based upon discussions with counsel, that any losses resulting from these matters will not have a material adverse effect on our financial position or results of operations, however, it is possible that extraordinary legal fees could adversely impact our financial results during a particular fiscal period.

ITEM 4. (Removed and Reserved)

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol "MGAM." The following table sets forth the quarterly high and low closing sale prices per share of our common stock, as reported by NASDAQ, for each quarter during the last two fiscal years.

Fiscal Quarter	High	Low
2011		
First Quarter	$ 5.83	$ 3.48
Second Quarter	5.92	5.07
Third Quarter	5.92	4.32
Fourth Quarter	5.10	3.97
2010		
First Quarter	$ 6.23	$ 4.91
Second Quarter	6.43	3.90
Third Quarter	4.91	4.11
Fourth Quarter	4.46	3.49

There were approximately 47 holders of record of our common stock as of November 14, 2011.

We have never declared or paid any cash dividends on our common stock. We intend to retain our earnings to finance growth and development or buy back stock, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our Credit Agreement restricts the payment of dividends and any declaration and payment of any dividends on our common stock would be at the discretion of our Board of Directors, subject to the terms of our Credit Agreement, our financial condition, capital requirements, future prospects, and other factors deemed relevant. See further discussion of the Credit Agreement, in Part II - Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.

Performance Graph. The following graph depicts our total return to shareholders from September 30, 2006 through September 30, 2011, relative to the performance of (i) the NASDAQ Composite Index; and (ii) stock in a selected peer group index, or the "Peer Group." The Peer Group consists of Bally Technologies, Inc., International Game Technology, Progressive Gaming International Corp., Shuffle Master, Inc., and WMS Industries, Inc. The Peer Group represents companies in the gaming industry, as selected by a third party. All indices shown in the graph have been reset to a base of 100 as of September 30, 2006 and assume an investment of $100 on that date and the reinvestment of dividends paid since that date. We have never paid a dividend on its common stock. The stock price performance shown in the graph is not necessarily indicative of future price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Multimedia Games Holding Company, Inc.,
the NASDAQ Composite Index and a Peer Group
$140
$120
$100
$80
$60
$40
$20
$0
9/06
9/07
9/08
9/09
9/10
9/11
Multimedia Games Holding Company, Inc.
NASDAQ Composite
Peer Group
*$100 invested on 9/30/06 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/06	9/07	9/08	9/09	9/10	9/11
Multimedia Games Holding Company, Inc.	$ 100.00	$ 93.83	$ 47.69	$ 56.39	$ 40.75	$ 44.49
NASDAQ Composite	100.00	121.84	92.48	96.08	108.39	110.99
Peer Group	100.00	110.36	54.64	72.54	55.78	46.13

Purchases of Equity Securities by the Issuer and Affiliated Purchases

On December 3, 2010, the Company announced that its Board of Directors had authorized the repurchase of $15.0 million of its common stock over the next three year period (the "Share Repurchase Program"). The Share Repurchase Program is subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters. All purchases were made pursuant to the publicly announced Share Repurchase Program.

Our monthly share repurchases under this plan were as follows:

Summary of Stock Repurchases

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
December 3, 2010 - December 31, 2010	394,074	$5.13	394,074	$13.0 million
January 1, 2011 - January 31, 2011	345,600	$5.77	345,600	$11.0 million
February 1, 2011 - February 28, 2011	175,132	$5.40	175,132	$10.0 million
March 1, 2011 - March 31, 2011	241,269	$5.41	241,269	$8.7 million
April 1, 2011 - April 30, 2011	296,100	$5.72	296,100	$7.0 million
May 1, 2011 - May 31, 2011	326,265	$5.49	326,265	$5.3 million
June 1, 2011 - June 30, 2011	45,600	$5.46	45,600	$5.0 million
July 1, 2011 - July 31, 2011	—	$0.00	—	$5.0 million
August 1, 2011 - August 31, 2011	—	$0.00	—	$5.0 million
September 1, 2011 - September 30, 2011	—	$0.00	—	$5.0 million
Total	1,824,040	$5.48	1,824,040	

ITEM 6. ***Selected Financial Data***

The following selected financial data are derived from our Consolidated Financial Statements. The data below should be read in conjunction with our Consolidated Financial Statements and Notes thereto contained in Part IV - Item 15 - Exhibits and Financial Statement Schedules, "Risk Factors" contained in Item 1A of this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this Report.

	Years Ended September 30,				
	2011	2010	2009	2008	2007
Consolidated Income Statement Data:	(In thousands, except per-share amounts)				
Revenues	$ 127,855	$ 117,936	$ 127,152	$ 131,132	$ 121,917
Operating income (loss)	6,154	(10,620)	(28,702)	1,203	(4,589)
Net income (loss)	5,677	2,629	(44,778)	378	(744)
Earnings (loss) per share:					
Basic	0.20	0.10	(1.67)	0.01	(0.03)
Diluted	0.20	0.09	(1.67)	0.01	(0.03)
Consolidated Balance Sheet Data:					
Working capital	$ 59,041	$ 47,207	$ 28,700	$ 26,573	$ 22,621
Total assets	181,228	186,094	215,620	276,940	256,269
Long-term obligations	33,979	44,612	75,039	86,575	82,412
Total stockholders' equity	115,902	114,597	107,455	150,732	147,809

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FUTURE EXPECTATIONS AND FORWARD-LOOKING STATEMENTS

The following Management's Discussion and Analysis and Results of Operations is intended to enhance an understanding of our operations and current business environment and should be read in conjunction with Item 1 – Business and the Consolidated Financial Statements and Notes thereto included in Part IV - Item 15 -Exhibits and Financial Statement Schedules of this Report. This discussion and analysis also contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in the cautionary note regarding forward looking statements after the cover page and Item 1A – Risk Factors included elsewhere in this Report.

Overview

We design, manufacture and supply innovative standalone and networked gaming systems to Native American and commercial casino operators in North America, domestic and selected international lottery operators, and charity and commercial bingo gaming facility operators. Our standalone gaming machines are primarily sold and placed in Class III settings while our central determinant and server-based centrally-linked products and systems are primarily sold and placed in Class II, video lottery terminal and electronic bingo settings. We use the term Class III to refer to traditional slot machines that are placed or sold in commercial jurisdictions as well as compact games located in various tribal gaming jurisdictions. The Class II market is associated with Native American gaming in the United States, Class II gaming is generally understood as the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used in connection therewith).

We continue to derive the majority of our gaming revenues from participation, or revenue share, agreements. Under these agreements, we place player terminals and systems, along with proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. We also generate revenue from the sale of gaming units and systems and have sought to increase these for-sale revenues by expanding into additional gaming jurisdictions and into other segments of the gaming market. Our participation and for-sale gaming systems include content that has been designed and developed by us, as well as game themes we have licensed from others. In addition, we generate revenues by providing the central determinant system operated by the New York State Division of the Lottery for the video lottery terminals installed at racetracks in the State of New York. We consider these various forms of revenue to exist within one business segment.

RESULTS OF OPERATIONS

The following tables set forth our end-of-period installed base of player terminals as of September 30, 2011, 2010 and 2009.

	At September 30			At September 30		
End-of-period installed player terminal base:	**2011**	**2010**	**% change**	**2010**	**2009**	**% change**
Oklahoma	7,500	7,047	6.4 %	7,047	7,093	(0.6)%
Mexico	3,475	4,784	(27.4)%	4,784	5,401	(11.4)%
Alabama (1)	121	114	6.1 %	114	2,318	(95.1)%
Other	1,758	1,087	61.7 %	1,087	1,340	(18.9)%
Total participation units	12,854	13,032		13,032	16,152	

Below are our revenues and costs and expenses for the periods noted above. This information should be read in conjunction with our Condensed Consolidated Financial Statements and notes thereto.

	Year ended September 30,			Year ended September 30,		
	2011	2010	% change	2010	2009	% change
	(in thousands)			(in thousands)		
Revenue						
Gaming Operations						
Participation revenue	$ 86,107	$ 84,983	1.3 %	$ 84,983	$ 99,908	(14.9)%
Lottery	9,369	7,839	19.5 %	7,839	7,570	3.6 %
Gaming Equipment and Systems Sales						
Player terminal and equipment sales	23,243	18,148	28.1 %	18,148	13,654	32.9 %
Systems and Licensing	7,666	5,217	46.9 %	5,217	3,563	46.4 %
Other Revenue	1,470	1,749	(16.0)%	1,749	2,457	(28.8)%
Total Revenue	127,855	117,936	8.4 %	117,936	127,152	(7.2)%
Costs and Expenses						
Cost of gaming operations revenue	9,136	9,451	(3.3)%	9,451	9,063	4.3 %
Cost of revenues equipment and systems sales	14,623	11,065	32.2 %	11,065	9,215	20.1 %
Selling, general and administrative	42,042	39,293	7.0 %	39,293	43,967	(10.6)%
Write-offs, reserves, impairment and settlement charges	2,013	5,010	(59.8)%	5,010	19,784	(74.7)%
Research and development	12,930	12,144	6.5 %	12,144	12,810	(5.2)%
Amortization and depreciation	40,957	51,593	(20.6)%	51,593	61,015	(15.4)%
Other income(expense), net	225	(1,144)	119.7 %	(1,144)	(2,076)	44.9 %

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto, included in "Part IV – Item 15. Exhibits and Financial Statement Schedules."

Fiscal 2011 Compared to Fiscal 2010

Total revenues for 2011 were $127.9 million, compared to $117.9 million in 2010, a $10 million, or 8.4% increase, primarily due to an increase in proprietary sales and entry into new markets.

Gaming Operations – Participation Revenue

- Oklahoma gaming revenues were $60.8 million in 2011, compared to $60.4 million in 2010, an increase of $310,000, or 0.5%. Oklahoma's end of period unit count as of 2011 was 7,500 compared to 7,047 as of 2010, a 453 unit or 6.4% increase.

- Revenues from the Mexico market were $7.0 million in 2011 and $8.5 million in 2010, a decrease of $1.5 million or 17.5%. As of September 30, 2011, we had installed 3,475 player terminals in Mexico compared to 4,784 terminals installed at the same period of 2010. The reduction in the number of units and corresponding reduction in revenue relates to our planned strategy to optimize our deployed capital in Mexico by removing older games from our customer locations and replacing units at a conservative pace to maximize the return on investment.

- Alabama gaming revenues decreased $3.3 million, or 68.8%, to $1.5 million in 2011, compared to $4.7 million in 2010. The decrease in revenue relates to the Company's removal of its charitable bingo units from the State of Alabama as previously disclosed. Revenue generated in 2011 for Alabama relates exclusively to Native American customers within the state.

- Other gaming operations revenue relates to participation revenue from other states, including Washington, Wisconsin, Texas, New York, Minnesota, California, Kansas, Idaho, Mississippi, Louisiana, Florida, Connecticut, New Mexico and Rhode Island. Gaming revenue from these states combined was $16.9 million in 2011 compared to $11.4 million in 2010, a $5.4 million or 47.6%, increase. The end of period participation unit count for these states increased 61.7% to 1,758 as of September 30, 2011 from 1,087 as of September 30, 2010. The increase in gaming operations revenue was primarily the result of an increase in our installed base of participation games, as well as an increase in back office fees received on player terminals sold in a market which utilizes our back office equipment.

Gaming Operations – Lottery

- Revenues from the New York Lottery system increased $1.5 million, or 19.5% to $9.4 million in 2011, from $7.8 million in 2010. At September 30, 2011 and 2010, eight of the nine planned racetracks were operational with approximately 12,500 total terminals. The increase in revenues is attributable to increased activity within the New York Lottery system, the deployment of table games and expanded operating hours at certain customer sites. Subsequent to year end, the ninth racetrack casino was opened which added approximately 2,500 additional video lottery terminals or electronic table games..

Gaming Equipment and System Sales –Player Terminal and Equipment Sales

- Player terminal and equipment sales were $23.2 million in 2011, and $18.1 million for 2010, an increase of $5.1 million or 28.1%. Player terminal sales in 2011 were $17.5 million on the sale of 1,150 proprietary units, compared to sales of $13.2 million on the sale of 930 proprietary units in 2010. The increase in 2011 for player terminal and equipment sales is attributable to continued growth in new markets and continued penetration into existing markets. Gaming equipment sales were $2.7 million in 2011 compared to $3.5 million in the 2010 period. Generally, gaming equipment sales include ancillary equipment necessary for the full functionality of the player terminals in a casino. Player terminal and equipment sales also include $3.1 million and $1.4 million related to deferred revenue recognized during 2011 and 2010, respectively, due to final execution of deliverables or mutual agreement to changes in contract terms.

Gaming Equipment and System Sales – Systems and Licensing

- Systems and licensing sales revenue was $7.7 million in 2011, compared to $5.2 million in 2010, a $2.4 million or 46.9% increase. Systems and licensing revenue for 2011 relates to (i) $4.3 million of systems and game themes sold in prior periods being amortized to revenue from deferred revenue over the contract period; (ii) $3.0 million of licenses associated with the player terminal sales during the period; and (iii) $411,000 of license revenue from game conversions. Systems and licensing revenue in 2010 relates to (i) $2.6 million of systems and game themes sold in prior periods being recognized from deferred revenue during the period; (ii) a system sale of $1.0 million; (iii) $1.1 million of licenses associated with the player terminal sales during the period; and (iv) $414,000 of license revenue from game conversions. The increase in the year for systems and licensing is primarily attributable to the increase in sale of licenses related to player terminal sales and the increase in recognized deferred revenue relates to a one-time system development for hire contract.

Other Revenue

- Other revenue was $1.5 million in 2011 and $1.7 million in 2010 a $279,000, or 16.0%, decrease. This reduction relates to a decrease in maintenance and service contracts in 2011.

Cost of Gaming Operations Revenue

- Total cost of gaming operations revenue, which includes field service and network operations personnel, as well as royalty and participation fees, decreased $315,000, or 3.3%, to $9.1 million in 2011, from $9.5 million in 2010 . Costs of gaming operations revenue decreased primarily due to fewer participation fees paid to third-parties for their leased machines.

Cost of Equipment & System Sales

- Cost of equipment and system sales, which includes the cost of goods sold for player terminals and other equipment and system sales, increased $3.6 million, or 32.2%, to $14.6 million in 2011, from $11.1 million in 2010, primarily due to the increase in player terminal equipment sales. Costs of revenues related to player terminal sales were $8.7 million and $6.9 million for 2011 and 2010, respectively. Cost of equipment and system sales for 2011 includes $4.7 million of costs of prior period shipments being amortized from deferred revenue over the contract period and $1.2 million related to the sale of gaming equipment during the period. Cost of equipment and system sales for 2010 includes other cost of revenues of $2.8 million of costs of prior period shipments being amortized from deferred revenue over the contract period and $1.4 million related to the sale of gaming equipment during the period.

Selling, General and Administrative Expenses

- Selling, general and administrative expenses, or SG&A, increased approximately $2.7 million, or 7.0%, to $42.0 million for 2011, from $39.3 million in 2010. This increase was primarily a result of an increase in salaries and wages and employee benefits of $2.4 million to retain and attract employees and an increase of $570,000 related to an increase in annual incentives, partially offset by a decrease of legal and accounting fees of $515,000.

Write-off, reserve, impairment and settlement charges

- Write-off, reserve, impairment and settlement charges for 2011 were $2.0 million, a decrease of $3.0 million, or 59.8%, compared to $5.0 million in 2010. The charges in the current period consisted of (i) an $821,000 write-off of older equipment deemed obsolete due to changes in the rate of adoption of our newer proprietary game content; (ii) a $484,000 payment for a central system service interruption; (iii) a $355,000 write-off of prepaid loan fees in conjunction with the refinancing of our credit facility; (iv) a $203,000 write-off of install costs at the Alabama locations associated with our voluntary withdrawal from the charitable bingo market; and (v) $150,000 related to a Mexico customs audit. The write-off, reserve, impairment and settlement charges in 2010 consisted of $3.1 million of reserves and impairment charges for a note receivable and installation and other costs within the State of Alabama and $1.9 million of write-offs of patents and trademarks, intangibles, prepaid loan fees, and a reserve for sales and use taxes.

Research & Development

- Research and development expenses, increased approximately $786,000, or 6.5% to $12.9 million in 2011, from $12.1 million in 2010. The increase was primarily the result of higher salaries and wages due to increased headcount and continued efforts to attract and retain employees.

Depreciation and Amortization

- Depreciation expense decreased $10.8 million, or 22.5%, to $37.3 million for 2011 from $48.1 million for 2010, primarily as a result of a reduction in capital expenditures in the 2011 and 2010 fiscal years compared to years prior and fixed assets from those prior years becoming fully depreciated. Amortization expense increased $166,000, or 4.7%, to $3.7 million for 2011, compared to $3.5 million for the same period of 2010, primarily because of a slight increase in capitalized software costs.

Other Income and Expense

- Interest income decreased $1.0 million, or 27.9%, to $2.6 million for 2011, from $3.6 million in the same period of 2010 due to reduced outstanding note receivable balances. During 2011, the Company recorded imputed interest of $2.3 million relating to development agreements with an imputed interest rate range of 5.25% to 9.0%, compared to $3.2 million for the same period in 2010.

- Interest expense decreased $1.5 million, or 33.2%, to $3.1 million for 2011, from $4.6 million in the same period of 2010 due to a reduction in the outstanding debt balance.

- Other income (expense) increased $842,000 to other income of $723,000 for 2011, from other expense of $119,000 in the same period of 2010. The increase primarily relates to a gain on the exchange of used equipment with a third party equipment supplier.

Income Taxes

- Income tax expense increased to $702,000 for 2011, compared to a benefit of $14.4 million for 2010. These figures represent an effective tax rate of 11.0% and 122.0% for fiscal 2011 and 2010, respectively. As of September 30, 2011, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintained a valuation allowance against all of its remaining deferred tax assets.

- The Financial Accounting Standards Board(FASB) has issued Accounting Standard Codification(ASC) Topic 740, "Income Taxes" (formerly issued as FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes") to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC Topic 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition, and for the measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC Topic 740 in the first quarter of fiscal 2008 and recorded a liability of $295,000 (in the first quarter of fiscal 2008) related to uncertain tax positions. This reserve was charged to Retained Earnings. During the fiscal year ended September 30, 2011 management increased the liability related to uncertain tax positions for an additional tax uncertainty as well as an estimated interest amount. The liability related to uncertain tax positions was also reduced during the year for a previously recognized uncertainty that has been audited. The resulting liability related to uncertain tax positions at September 30, 2011, including interest and penalties, was approximately $853,000.

Fiscal 2010 Compared to Fiscal 2009

Total revenues for 2010 were $117.9 million, compared to $127.2 million in 2009, a $9.2 million, or 7.2% decrease.

Gaming Operations – Participation revenue

- Oklahoma gaming revenues were $60.4 million in 2010, compared to $67.8 million in 2009, a decrease of $7.3 million, or 10.8%. Oklahoma's end of period unit count in 2010 was 7,047 compared to 7,093 in 2009, a 46 unit or 0.6% decrease. The decrease in gaming revenues primarily relates to the purchase of 48 and 551 units, respectively, from revenue in 2010 and in late 2009 which reduced 2010 revenue by approximately $5.6 million. While there was a minimal decrease in end of period units as compared to 2009, the average units in the field during 2010 were lower than 2009 due to a remodel project at our largest customer location where units were out of revenue during the year and placed back into service by the end of the fiscal year.

- Revenues from the Mexico bingo market were $8.5 million in 2010 and $9.8 million in 2009, a decrease of $1.3 million or 13.8%. At September 30, 2010, we had installed 4,784 player terminals at 27 bingo parlors in Mexico compared to 5,401 terminals installed at 27 bingo parlors at September 30, 2009. The reduction in the number of units relates to our strategic initiative to reduce our overall footprint in the facilities of our largest customer in Mexico and the beginning of a transition in the Mexico market from a Class II product to a Class III product. In addition, the decrease in revenue relates to a reduction in the win per unit in Mexico caused by an increase in competition into the major Mexican markets and can also be attributable to a national smoking policy change that has affected traffic into our customers' locations since the first quarter of fiscal 2010.

- Alabama gaming revenues decreased $4.4 million, or 48.2%, to $4.7 million in 2010, compared to $9.2 million in 2009. The decrease in revenue relates to the Company gradual decrease of charitable bingo units in operation in Alabama due to the closure of charitable bingo facilities by our Alabama customers caused by regulatory changes in the state.
- Other gaming operations revenue relates to participation revenue from other states, including Washington, Wisconsin, Texas, New York, Minnesota, Kansas, California and Rhode Island. Gaming revenue from these states combined was $11.4 million in 2010 compared to $13.0 million during 2009, a 12.6% decrease. The end of period unit count for these states decreased to 1,087 in 2010 from 1,340 in 2009, a 18.9% decrease primarily due to the discontinuation of a Class II game and the loss of one site. Other gaming operations revenue includes back office fees for system installations of $4.4 million and $3.3 million in 2010 and 2009, respectively. The gaming revenue increase primarily relates to greater number of units from player terminal sales on which we receive back office fees.

Gaming Operations – Lottery

- Revenues from the New York Lottery system increased $269,000, or 3.6%, to $7.8 million in 2010, from $7.6 million in 2009. The increase is attributable to increased activity within the New York Lottery system. At September 30, 2010, eight of the nine planned racetracks were operational with approximately 12,500 total terminals.

Gaming Equipment and System Sales –Player Terminal and Equipment Sales

- Player terminal and equipment sales were $18.1 million for 2010 compared to $13.7 million for 2009, an increase of $4.4 million, or 32.8%. Player terminal sales for 2010 were $13.2 million on sales of 930 new proprietary units compared to $6.3 million on sales of 651 third party units in 2009. Gaming equipment sales were $3.3 million and $2.7 million in 2010 and 2009, respectively. Player terminal and equipment sales also include $1.4 million and $4.6 million related to deferred revenue recognized during 2010 and 2009, respectively, due to contract amendments or final delivery of remaining obligations.

Gaming Equipment and System Sales – Systems and Licensing

- Systems and licensing sales revenue was $5.2 million in 2010, and $3.6 million in 2009. Systems and licensing revenue for 2010 relates to: (i) $2.6 million of systems and game themes sold in prior periods being recognized from deferred revenue during the period; (ii) a system sale of $1.0 million; (iii) $1.1 million of licenses associated with the player terminal sales during the period; and (iv) $414,000 of license revenue from game conversions. Systems and licensing revenue in 2009 relates to (i) $1.9 million in system and license sales sold in prior periods being amortized to revenue from deferred revenue over the contract period; (ii) $899,000 of licenses associated with game changes; and (iii) $762,000 of game themes sold, related to third party units.

Other Revenue

- Other revenue was $1.7 million in 2010 and $2.5 million in 2009 a $708,000, or 28.8%, decrease. This reduction relates to a decrease in maintenance and service contract revenue in 2010.

Cost of Gaming Operations Revenue

- Total cost of gaming operations revenue increased $388,000, or 4.3%, to $9.5 million in 2010, from $9.1 million in 2009. Costs of gaming operations revenue, which includes royalty and participation fees, increased primarily due to an increase in participation units andparticipation fees paid to third-parties for their leased machines.

Cost of Equipment & System Sales

- Cost of equipment and system sales, which includes the cost of goods sold for player terminals and other equipment and system sales, increased $1.9 million, or 20.1%, to $11.1 million in 2010, from $9.2 million in 2009. Costs of revenues related to player terminal sales were $6.9 million and $4.7 million for 2010 and 2009, respectively. Cost of revenues in 2010 also includes $2.8 million of costs of prior period shipments being amortized from deferred revenue over the contract period, and $1.2 million related to the sale of gaming equipment during the period. Cost of revenues in 2009 also includes $3.2 million of costs of prior period shipments being amortized from deferred revenue over the contract period, and $1.3 million related to the sale of gaming equipment during the period.

Selling, General and Administrative Expenses

- Selling, general and administrative expenses decreased $4.7 million, or 10.6%, to $39.3 million in 2010, from $44.0 million in 2009. This decrease was primarily a result of (i) a $2.5 million decrease in repairs and maintenance; (ii) a $1.6 million decrease in accounting fees and contract labor; (iii) a $400,000 decrease in rent and (iv) a $400,000 decrease in telephone expenses.

Write-off, reserve, impairment and settlement charges

- Write-off, reserve, impairment and settlement charges decreased $14.8 million, or 74.7%, to $5.0 million in 2010 compared to $19.8 million. The charges in 2010 consisted of $3.1 million of reserves and impairment charges for a note receivable and installation and other costs within the State of Alabama, due to the voluntary closing of facilities by our Alabama customers caused by regulatory changes in the state, and $1.9 million of write-offs of patents and trademarks, and prepaid loan fees, and a reserve for sales and use taxes. The 2009 charges consisted of: (i) $8.2 million in litigation costs; (ii) $1.2 million in severance expense; (iii) $4.7 million in inventory write-offs; and (iv) $5.7 million in facility installation costs, capitalized software, patents and scrapped units.

Research & Development

- Research and development, decreased approximately $666,000, or 5.2%, to $12.1 million for 2010, from $12.8 million in the same period of 2009. The primary driver of research and development costs are salaries and wages and the decrease is due to having fewer employees as compared to the previous period.

Depreciation and Amortization

- Depreciation expense decreased $8.1 million, or 14.5%, to $48.1 million in 2010, from $56.2 million in 2009, primarily due to a decrease in the number of third party units purchased during 2010. Amortization expense decreased $1.3 million, or 26.7%, to $3.5 million in 2010, compared to $4.8 million in 2009.

Other Income and Expense

- Interest income decreased 25.4%, to $3.6 million in 2010, from $4.8 million in 2009, due to a decrease in imputed interest resulting from the collection of notes receivable under certain development agreements. During fiscal 2010, we recognized imputed interest of $3.2 million relating to development agreements with an imputed interest rate range of 5.25% to 9.00%, compared to $4.3 million in fiscal 2009.
- Interest expense decreased $2.1 million, or 31.0%, to $4.6 million in 2010, from $6.6 million in 2009, primarily due to a decrease in amounts outstanding under our Credit Agreement.
- Other expense was $119,000 for the year ended September 30, 2010, compared to $212,000 for the year ended September 30, 2009. Other expense resulted from losses incurred on foreign currency transactions as a result of the strengthening U.S. dollar.

Income Taxes

- The Company recorded an income tax benefit of $14.4 million for 2010, compared to a $14.0 million expense for 2009. These figures represent an effective tax rate of 122.0% and (45.4%) for fiscal 2010 and 2009, respectively. In 2010, the Company identified that certain intangible assets were being depreciated for tax purposes over a longer period than required by IRS guidelines. As a result, the Company elected under certain automatic procedures to make a method change to reduced the lives of the assets from 15 years to the appropriate life (generally 4 to 7 years) for tax purposes. As a result of this method change, the Company recorded a cumulative catch up adjustment for tax depreciation, which resulted in a significant tax loss for the year ended September 30, 2010. Correspondingly, the valuation allowance, previously recorded on deferred tax assets, decreased by approximately $10.3 million, which was primarily associated with the depreciation method change as well as results of operations

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED

In April 2010, the FASB issued new accounting guidance related to accruals for casino jackpot liabilities. Specifically, the guidance clarifies that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The new guidance is effective for fiscal years beginning on or after December 15, 2010. The new guidance will be applied by recording a cumulative-effect adjustment to opening retained earnings in the period of adoption. The Company expects to adopt the guidance in fiscal year 2012 and is currently in the process of evaluating the impact the guidance will have on its consolidated results of operations, financial position and cash flows.

In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" (ASU 2011-02). The guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring is a troubled debt restructuring. The new guidance is effective for interim or annual periods beginning after June 15, 2011. The Company expects to adopt the guidance in fiscal year 2012 and is currently in the process of evaluating the impact the guidance will have on its consolidated results of operations, financial position and cash flows.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04). The guidance improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The new guidance is effective for interim or annual periods beginning after December 15, 2011. The Company expects to adopt the guidance in fiscal year 2012 and is currently in the process of evaluating the impact the guidance will have on its consolidated results of operations, financial position and cash flows.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income" (ASU 2011-05). The guidance improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in comprehensive income, while facilitating the convergence of U.S. GAAP and IFRS. The guidance eliminates the option to present components of other comprehensive income as part of the statement of stockholders' equity, and instead requires a single continuous statement of comprehensive income as part of the statement of operations or a separate, but continuous, statement of other comprehensive income. The new guidance is effective for interim or annual periods beginning after December 15, 2011. The Company expects to adopt the guidance in fiscal year 2012, although early adoption is permitted. The Company does not expect the guidance to have a material impact on its consolidated results of operations, financial position and cash flows, other than the presentation thereof.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2011, we had $46.7 million in unrestricted cash and cash equivalents, compared to $21.8 million and $12.5 million as of September 30, 2010 and 2009, respectively. During 2011, we received approximately $18.1 million of tax refunds from the Treasury Department and collected $16.6 million from notes receivable, primarily related to development agreements. Our working capital as of September 30, 2011, increased to $59.0 million, compared to a working capital of $47.2 million and $28.7 million at September 30, 2010 and 2009, respectively. The increase in 2011 working capital was primarily the result of an increase in cash collections from notes receivable and an increase in inventory. The increase in 2010 working capital was primarily the result of increases in cash and federal income tax receivable, as well as a decrease in accounts payable and accrued expenses. During 2011, we used $37.4 million for net capital expenditures of property and equipment compared to $25.8 million and $37.1 million in 2010 and 2009, respectively. We collected $15.0 million, $17.0 million and $20.3 million on development agreements during 2011, 2010 and 2009, respectively. In addition, we have $37.0 million outstanding and $37.0 million available for future borrowings under the Amended Credit Agreement, subject to covenant restrictions (see the discussion of our Credit Agreement in Note 9 and below).

As of September 30, 2011, our total contractual cash obligations were as follows (in thousands):

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Credit Agreement Term Loan[(1)]	$ 3,700	$ 7,400	$ 25,900	$ —	$ 37,000
Operating leases[(2)]	1,765	3,148	1,969	124	7,006
Purchase commitments[(3)]	20,852	—	—	—	20,852
Total	**$ 26,317**	**$ 10,548**	**$ 27,869**	**$ 124**	**$ 64,858**

(1) Consists of amounts borrowed under the term loan to our Credit Agreement at the Eurodollar rate plus the applicable spread (3.73% as of September 30, 2011).
(2) Consists of operating leases for our facilities and office equipment.
(3) Consists primarily of inventory purchase orders.

During fiscal 2011, we generated $68.6 million in cash from our operations, an increase of $11.1 million, or 19.2%, compared to $57.5 million during 2010. The increase was primarily the result of an $18.1 million tax refund received in the 2011 period and continued collections on notes receivable offset by an increase of accounts receivables related to increased gaming equipment and system sales, as well as an increase in inventories to accommodate expected future activity and a decrease of accounts payables.

During fiscal 2010 , we generated cash from operations of $57.5 million, compared to $45.9 million during 2009 . This $11.6 million increase in cash generated from operations over the prior period was primarily a result of the net income generated in 2010 compared to the net loss incurred during 2009 as a result of the settlement of certain litigation, better working capital management, and collections from accounts receivable.

Cash used in investing activities increased $11.0 million, or 57.2%, to $30.2 million during 2011, from $19.2 million in 2010. The increase was primarily the result of an increase in net capital expenditures, defined as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory, of $11.6 million.

Cash used in investing activities decreased to $19.2 million in 2010, down from $29.4 million in 2009. The decrease was primarily the result of a $11.3 million decrease in net capital expenditures from 2009 to 2010. Additions to property and equipment and leased gaming equipment consisted of the following:

Net Capital Expenditures	2011	2010	2009
		(In thousands)	
Gaming equipment	$ 29,932	$ 19,267	$ 30,204
Third-party gaming content licenses	5,176	5,742	6,818
Other	2,268	791	52
Total	**$ 37,376**	**$ 25,800**	**$ 37,074**

Cash used in financing activities decreased by $15.0 million, or 52.3%, to $13.7 million in fiscal 2011, from $28.7 million in 2010. The decrease was primarily the result of the paydown of the revolving credit commitment under our credit agreement by $30.4 million during the twelve month periods ended September 30, 2010 versus $7.6 million in 2011, offset by the $10.0 million used for stock repurchases in the twelve month period ended September 30, 2011.

Cash used in financing activities increased to $28.7 million in 2010 from $10.7 million in 2009. The increase was primarily the result of a net decrease in borrowings under the Credit Agreement of $30.4 million during 2010, as compared to a net decrease in borrowings of $12.0 million in 2009.

Our capital expenditures for the next 12 months will depend upon the number of new player terminals that we are able to place into service at new or existing facilities and the actual number of repairs and equipment upgrades to the player terminals that are currently in the field. We have reduced our reliance on third party games and expect to continue to do so. Though we may purchase third party games in the future we are increasing our proprietary game footprint by offering more games developed by us.

We entered into development and placement fee agreements to secure floor space at certain customer casinos. We funded $3.0 million, $7.0 million and $9.6 million through such agreements during 2011, 2010 and 2009, respectively.

We believe that our existing cash and cash equivalents, cash provided from our operations, and amounts available under our Credit Agreement can sustain our current operations; however, our performance and financial results are, to a certain extent, subject to general conditions in or affecting the commercial and Native American gaming industry, and to general economic, political, financial, competitive and regulatory factors beyond our control (*See* Item 1A - Risk Factors and Note 15 to our Consolidated Financial Statements - Commitments and Contingencies"). If our business does not continue to generate cash flow at current levels, we may need to raise additional financing or renegotiate terms of our existing Credit Agreement. Sources of additional financing might include additional bank debt or the public or private sale of equity or debt securities, subject to the terms of our Credit Agreement. Sufficient funds, however, may not be available, on terms acceptable to us, or at all, from these sources or from any other source, to enable us to make necessary capital expenditures and to make discretionary investments in the future.

Off Balance Sheet Arrangements

At September 30, 2011, we had no off balance sheet arrangements.

Credit Agreement. See discussion of our credit agreement in Note 9 – Credit Agreement, Long-Term Debt and Capital Leases.

On August 3, 2011, we entered into an amended and restated credit agreement with Comerica Bank in its capacity as administrative agent and lead arranger and Wells Fargo Bank, N.A., as syndication agent (the "Amended Credit Agreement") to provide a $74 million credit facility which replaced its previous credit facility in its entirety. The Amended Credit Agreement consists of three facilities; an approximately $20.6 million revolving credit facility, a $37 million term loan and an approximately $16.4 million draw-to term loan. The Amended Credit Agreement matures on August 3, 2016. The term loan is amortized on a straight line basis over a ten year period, payable in equal quarterly installments of $925,000. The revolving credit facility and the draw-to term loan provide the ability to finance development and placement agreements, acquisitions, and working capital for general corporate purposes. At closing, we fully drew down the $37 million term loan, drew down approximately $6.9 million on the revolving credit facility and had no amounts outstanding on the draw-to term loan. As of September 30, 2011, the $37.0 million term loan remains outstanding and no amounts are outstanding on the revolving credit facility or the draw-to term loan.

We will be subject to two primary financial covenants; a total leverage ratio and a fixed charge coverage ratio. The total leverage ratio is calculated as total net funded debt to EBITDA(net income before interest expense, tax expense, depreciation and amortization expense, stock compensation expense and any extraordinary, unusual or non-cash non-recurring expenses up to $7.5 million for any trailing twelve month period). Total net funded debt is defined as total funded debt, less cash in excess of $10.0 million. We will be required to maintain a total leverage ratio of 1.5 to 1.0.

The fixed charge coverage ratio is calculated as EBITDA, less the items noted below, compared to fixed charges.

- Income tax expense
- Dividends or other distributions on equity, not funded by the Amended Credit Agreement
- Routine capital expenditures, defined as $2.5 million per quarter
- Repurchases or redemptions of capital stock, not funded by the Amended Credit Agreement
- Payments and advances under development agreements, not funded by the Amended Credit Agreement

Fixed charges include interest expense and all regularly scheduled installments of principal. We will be required to maintain a fixed charge coverage ratio of 1.2 to 1.0.

As of September 30, 2011, the $37.0 million term loan bore interest at 3.73% and we had approximately $37.0 million available under the Amended Credit Agreement, subject to covenant restrictions. The Amended Credit Agreement is collateralized by substantially all of the Company's assets, and requires certain mandatory prepayments be made on the term loan from the net cash proceeds of certain asset sales and condemnation proceedings (in each case to the extent not reinvested, within certain specified time periods, in the replacement or acquisition of property to be used in its businesses).

The original credit agreement with Comerica Bank, dated as of April 27, 2007, as amended (the "Original Credit Agreement"), provided that (i) the consolidated total leverage ratio to a ratio be not greater than 1.50 to 1.00; (ii) the total borrowing capacity under the Original Credit Agreement was $90 million, which included a $45 million revolving credit facility and a $45 million term loan; and (iii) the definition of Consolidated EBITDA was to include any extraordinary, unusual or non-cash non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the Consolidated Statement of Operations for such period, losses on sales of assets outside the ordinary course of business) of up to $10 million, commencing June 30, 2010.

Stock Repurchase Authorizations

On December 3, 2010, we announced that our Board of Directors had authorized the repurchase of $15.0 million of our common stock over the following three year period. During fiscal 2011, we purchased approximately 1.8 million shares of our common stock for approximately $10.0 million at an average cost of $5.48 per share, exclusive of broker fees. At September 30, 2011 we had approximately $5.0 million remaining of our $15 million repurchase authorization. The share repurchase program is subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters and the Company's Credit Agreement.

Stock-Based Compensation

At September 30, 2011, we had approximately 4.8 million options to purchase common stock outstanding, with exercise prices ranging from $1.61 to $18.71 per share, of which, approximately 2.7 million of the outstanding options to purchase common stock were exercisable. During fiscal 2011, options to purchase 566,700 shares of common stock were granted at a weighted average exercise price of $4.64 per share, and we issued 1.0 million shares of common stock as a result of stock option exercises with a weighted average exercise price of $3.80.

At September 30, 2010, we had approximately 6.4 million options to purchase common stock outstanding, with exercise prices ranging from $1.61 to $18.71 per share, of which, approximately 3.7 million of the outstanding options to purchase common stock were exercisable. During fiscal 2010, options to purchase 1.4 million shares of common stock were granted at a weighted average exercise price of $4.08 per share, and we issued 402,000 shares of common stock as a result of stock option exercises with a weighted average exercise price of $2.52.

SEASONALITY

We believe our operations are not materially affected by seasonal factors, although we have experienced fluctuations in our revenues from period to period.

CONTINGENCIES

For information regarding contingencies, see "Item 15. Financial Statements – Note 15 - Commitments and Contingencies."

INFLATION AND OTHER COST FACTORS

Our operations have not been, nor are they expected to be, materially affected by inflation. However, our domestic and international operational expansion is affected by the cost of hardware components, which are not considered to be inflation sensitive, but rather, sensitive to changes in technology and competition in the hardware markets. In addition, we expect to continue to incur increased regulatory and other similar costs associated with regulatory compliance requirements and the uncertainties present in the highly regulated operating environment in which we conduct our business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our condensed consolidated financial statements in conformity with U.S. GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. There can be no assurance that actual results will not differ from those estimates. We believe the following represent our most critical accounting policies.

Management considers an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made (Critical Assumption #1), and

- Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operation or financial condition (Critical Assumption #2).

Revenue Recognition. As further discussed in the discussion of our Revenue Recognition policy in Note 1 of our condensed consolidated financial statements, revenue from sales arrangements with multiple deliverables, is applied using the guidance from ASU No. 2009-13, "Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements." ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, the Company applies the guidance from ASU No. 2009-14, "Software(Topic 985), Certain Revenue Arrangements that Include Software Elements," which affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifying what guidance should be used in allocating and measuring revenue.

The majority of the Company's multiple element sales contracts are for some combination of gaming equipment, player terminals, content, system software, license fees and maintenance. ASU No. 2009-13 replaces and significantly changes the existing separation criteria for multiple-deliverable revenue arrangements by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services to determine a unit of accounting. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s); and

- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

ASU No 2009-13 also eliminates the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (i.e., the relative selling price method). When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on Vendor-Specific Objective Evidence ("VSOE"), then Third-Party Evidence ("TPE") and finally management's Estimate of the Selling Price ("ESP").

ASU No 2009-14 amends the scope of software revenue recognition to exclude all tangible products containing both software and nonsoftware components that function together to deliver the tangible product's essential functionality. As a result, certain tangible products that were previously accounted for under the scope of software revenue recognition guidance (Accounting Standards Codification Subtopic 985-605) will no longer be accounted for as software.

Revenue related to systems arrangements that contain both software and non-software deliverables require allocation of the arrangement fee to the separate deliverables using the relative selling price method. Revenue for software deliverables is recognized under software revenue recognition guidance. Revenue resulting from the sale of non-software deliverables, such as gaming devices and other hardware, are accounted for based on other applicable revenue recognition guidance as the devices are tangible products containing both software and non-software components that function together to deliver the product's essential functionality.

In allocating the arrangement fees to separate deliverables, the Company evaluates whether its has VSOE of selling price, TPE or ESP for gaming devices, maintenance and product support fees and other revenue sources. The Company generally uses

ESP to determine the selling price used in the allocation of separate deliverables, as VSOE and TPE are not available. The Company determines the ESP on separate deliverables by estimating a margin typically received on such items and applying that margin to the product cost incurred.

Assumptions/Approach Used: The determination of estimated selling prices is a subjective measure, where we have made determinations about our ability to price certain aspects of transactions.

Effect if Different Assumptions Used: When we have determined that an estimated selling price can be determined for all elements of an arrangement, then the estimated selling prices are allocated to all elements of the arrangement, including the value of products and services delivered or performed, as well as all hardware and software that is undelivered. The allocated value of all of the delivered elements are recognized as revenue, while the allocated value of all undelivered elements is deferred until such items are delivered.

Share-Based Compensation Expense. In accordance with ASC Topic 718, "Compensation-Stock Compensation" and ASC Subtopic 505-50, "Equity-Based Payments to Non-Employees." Under the fair value recognition provisions of ASC Topic 718 and Subtopic 505-50, we recognize share-based compensation net of an estimated forfeiture rate, and only recognize compensation cost for those shares expected to vest on a straight-line basis over the service period of the award.

Assumptions/Approach Used: Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, and stock price volatility. Management determined that volatility is based on historical volatility trends. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Effect if Different Assumptions Used: The assumptions used in calculating the fair value of share-based payment awards, along with the forfeiture rate estimation, represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Property and Equipment and Leased Gaming Equipment. Property and equipment and leased gaming equipment is stated at cost. The cost of property and equipment and leased gaming equipment is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting, and regulatory acceptable methods for tax reporting purposes. Player terminals and related components and equipment are included in the Company's rental pool. The rental pool can be further delineated as "rental pool – deployed," which consists of assets deployed at customer sites under participation agreements, and "rental pool – undeployed," which consists of assets with the Company that are available for customer use. Rental pool – undeployed consists of both new units awaiting deployment to a customer site and previously deployed units currently back with the Company to be refurbished awaiting re-deployment. Routine maintenance of property and equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated useful life (Critical Assumption #1) of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in our results of operations.

Management reviews long-lived asset classes for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For impairment analysis purposes, the Company's rental pool is viewed as a fungible pool of assets; including assets in both rental pool-deployed and rental pool-undeployed. In order to determine whether these assets are impaired, the net book value of the rental pool is compared to an estimate of future net cash flows from all existing facilities. The primary assumption used in determining future cash flows is our estimate of future revenue. In addition, the Company analyzes the composition of its rental pool to determine the future use of older models and related components for those models. The impairment analysis for the fiscal year ended September 30, 2011 indicated that we had substantial cash flows to fully recover the carrying value of the entire rental pool. As of September 30, 2011 and 2010, rental pool assets totaled $44.5 million and $46.3 million, respectively. (Critical Assumption #2)

Assumptions/Approach used for Critical Assumption #1: The carrying value of the asset is determined based upon management's assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight line basis, where the useful life of items in the rental pool has been determined by management to be three years.

Effect if different assumptions used for Critical Assumption #1: While we believe that the useful lives that have been determined for our fixed assets are reasonable, different assumptions could materially affect the carrying value of the assets, as well as the depreciation expense recorded in each respective period related to those assets. During year ended September 30, 2011, a significant portion of the $41.0 million of depreciation and amortization expense related to assets in the rental pool. If the depreciable life of assets in our rental pool were changed from three years to another period of time, we could incur a materially different amount of depreciation expense during the period.

Assumptions/Approach used for Critical Assumption #2: Recoverability of assets to be held and used is measured through considerations of the future undiscounted cash flows expected to be generated by the assets as a group, as opposed to analysis by individual asset. We also reviewed the future undiscounted cash flows of assets in place at specific locations for further analysis. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. The carrying value of the asset is determined based upon management's assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight-line basis.

Effect if different assumptions used for Critical Assumption #2: Impairment testing requires judgment, including estimations of useful lives of the assets, estimated cash flows, and determinations of fair value. While we believe our estimates of useful lives and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges. Additionally, while we believe that analysis of the recoverability of assets in our rental pool is accurately assessed from a homogenous level due to the interchangeability of player stations and parts, if these assets were to be reviewed for impairment using another approach, there could be different outcomes to any impairment analysis performed.

Development and Placement Fee Agreements. We enter into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to exclusive placement of our player terminals, and we receive a fixed percentage of those player terminals' win per day over the term of the agreement. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of our guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The development agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the hold to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the life of the contract, using the straight-line method of amortization (Critical Assumption #1), which is recorded as a reduction of revenue generated from the gaming facility. In the past and in the future, we may by mutual agreement and for consideration, amend these contracts to reduce our floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset for that particular development agreement, if any.

Management reviews intangible assets related to development and placement fee agreements for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (Critical Assumption #2). For the year ended September 30, 2011, there was no impairment to the assets' carrying values.

Assumptions/Approach used for Critical Assumption #1: Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the life of the contract, using the straight-line method of amortization, which is recorded as a reduction of revenue generated from the gaming facility. We use a straight-line amortization method, as a pattern of future benefits cannot be readily determined.

Effect if Different Assumptions used for Critical Assumption #1: While we believe that the use of the straight-line method of amortization is the best way to account for the costs associated with the costs of acquiring exclusive floor space rights at our customers facilities, the use of an alternative method could have a material effect on the amount recorded as a reduction to revenue in the current reporting period.

Assumptions/Approach used for Critical Assumption #2: We estimate cash flows directly associated with the use of the intangible assets to test recoverability and remaining useful lives based upon the forecasted utilization of the asset and expected product revenues. In developing estimated cash flows, we incorporate assumptions regarding future performance, including estimations of win per day and estimated units. When the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset, we then compare the carrying amount to its current fair value. We recognize an impairment loss if the carrying amount is not recoverable and exceeds its fair value.

Effect if Different Assumptions used for Critical Assumption #2: Impairment testing requires judgment, including estimations of cash flows, and determinations of fair value. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts related to our accounts receivable and notes receivable that have been deemed to have a high risk of uncollectibility. Management reviews our accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Management analyzes historical collection trends and changes in our customer payment patterns, customer concentration, and creditworthiness when evaluating the adequacy of our allowance for doubtful accounts. In our overall allowance for doubtful accounts, we include any receivable balances where uncertainty exists as to whether the account balance has become uncollectible. Based on the information available, management believes the allowance for doubtful accounts is adequate; however, actual write-offs may vary from the recorded allowance.

Income Taxes. In accordance with ASC Topic 740, "Income Taxes", we have recorded deferred tax assets and liabilities to account for the expected future tax benefits and consequences of events that have been recognized in our financial statements and our tax returns. There are several items that result in deferred tax asset and liability impact to the balance sheet. If we conclude that it is more likely than not that all or some portion of the deferred tax assets will not be realized under accounting standards, they are reduced by a valuation allowance to remove the benefit of recovering those deferred tax assets from our financial statements. Additionally, in accordance with ASC Topic 740, as of September 30, 2011, during the year ended September 30, 2011, we recorded a liability of $637,000, plus accrued penalties and interest in the amount of $216,000. During the year ended September 30, 2011, management increased the liability related to uncertain tax positions for an additional tax uncertainty in the amount of $637,000 as well as an estimated interest amount of $216,000. The liability related to uncertain tax positions was also reduced during the quarter for a previously recognized uncertainty, in the amount of $320,000 as well as accrued interest in the amount of $38,000, due to resolution via the Company's ongoing federal audit.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In order to record any financial statement benefit, we are required to determine, based on the technical merits of the position, whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. If that step is satisfied, then we must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Assumptions/Approach Used: Numerous judgments and assumptions are inherent in the determination of future taxable income and tax return filing positions that we take, including factors such as future operating conditions. As of September 30, 2011, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintains a valuation allowance against all of its deferred tax assets.

Effect if Different Assumptions Used: Management, along with consultation from an independent public accounting firm used in tax consultation, continually evaluate complicated tax law requirements and their effect on our current and future tax liability and our tax filing positions. The ultimate utilization of our gross deferred tax assets, primarily associated with the tax basis of our property and equipment and leased gaming equipment is largely dependent upon our ability to generate taxable income in the future. Our liability for uncertain tax positions is dependent upon our judgment on the amount of financial statement benefit that an uncertain tax position will realize upon ultimate settlement and on the probabilities of the outcomes that could be realized upon ultimate settlement of an uncertain tax position using the facts, circumstances and information available at the reporting date to establish the appropriate amount of financial statement benefit.

The Company maintains a valuation allowance when management believes it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in a valuation allowance from period to period are included in the tax provision in the period of change. Management evaluates the recoverability of our deferred income tax assets by assessing the need for a valuation allowance on a quarterly basis. If we determine that it is more likely than not that our deferred tax assets will be recovered, the valuation allowance will be reduced.

As of September 30, 2011, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintains a valuation allowance against all of its deferred tax assets.

Inflation and Other Cost Factors

Our operations have not been nor are they expected to be materially affected by inflation. However, our domestic and international operational expansion is affected by the cost of hardware components, which are not considered to be inflation sensitive, but rather, sensitive to changes in technology and competition in the hardware markets. In addition, we expect to continue to incur increased legal and other similar costs associated with regulatory compliance requirements and the uncertainties present in the operating environment in which we conduct our business. However, this expectation could change depending upon a number of factors, including those described under "Item 1 - Business" and "Item 1A – Risk Factors."

U.S. GAAP Net Income (Loss) to EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, amortization, depreciation, and accretion of contract rights. We have historically calculated Adjusted EBITDA as well because Adjusted EBITDA was the basis for which compliance with a number of covenants were determined in the Original Credit Agreement, including certain ratios. Adjusted EBITDA was defined as EBITDA, plus certain add-backs as agreed upon by our lenders (as shown below). Although EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles("GAAP"), we believe the use of the non-GAAP financial measure, EBITDA, and the historical use of Adjusted EBITDA, enhances an overall understanding of our past financial performance, and provides useful information to the investor because of its historical use by us as a performance measure, and the use of EBITDA by companies in the gaming sector as a measure of performance. However, investors should not consider these measures in isolation or as a substitute for net income, operating income, or any other measure for determining our operating performance that is calculated in accordance with GAAP. In addition, because EBITDA and Adjusted EBITDA are not calculated in accordance with GAAP, the measures may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure, net income (loss), follows:

U.S. GAAP Net Income (Loss) to EBITDA Reconciliation
Years Ended September 30,
(In thousands)

	2011	2010	2009	2008	2007
Net income (loss)	$ 5,677	$ 2,629	$ (44,778)	$ 378	$ (744)
Add back:					
Amortization and depreciation	40,957	51,593	61,015	52,717	58,179
Accretion of contract rights	7,211	6,739	6,250	4,092	5,576
Interest expense, net	498	1,025	1,866	3,687	421
Income tax expense (benefit)	702	(14,393)	13,998	302	(1,179)
EBITDA	$ 55,045	$ 47,593	$ 38,351	$ 61,176	$ 62,253
Adjusted EBITDA add backs:					
Interest income	2,562	3,554	4,764	5,011	4,575
Certain impairment charges[1&3]	1,918	5,545	10,692	5,884	—
Certain litigation costs[2]	—	—	9,000	—	—
Stock compensation	1,532	1,649	1,888	1,468	1,164
Severance	—	—	135	—	—
Adjusted EBITDA	$ 61,057	$ 58,341	$ 64,830	$ 73,539	$ 67,992

(1) Includes up to $17.0 million of non-cash asset impairment charges ($10.0 million for quarterly periods subsequent to March 31, 2009 and $7.0 million for the three quarterly periods prior to and including March 31, 2009). These charges will be considered add backs for the Adjusted EBITDA calculation in the quarter incurred and the three quarters thereafter.

(2) Includes legal costs and settlement fees incurred in the trailing four-quarter period ended June 30, 2009 related to litigation with Diamond Game Enterprises, Inc. These charges will be considered add backs for the Adjusted EBITDA calculation in the quarter incurred and the three quarters thereafter.

(3) Adjusted EBITDA represents the calculation of EBITDA, as defined in the Original Credit Agreement solely for the purpose of calculating certain covenants within the Original Credit Agreement. Commencing June 30, 2010, the calculation of Adjusted EBITDA was modified as a result of an amendment to the Credit Agreement. Adjusted EBITDA is no longer used as a measurement, but is presented and reconciled to EBITDA and Net Income/Loss as Adjusted EBITDA was the basis for which compliance with a number of covenants were determined, including certain ratios. in the Original Credit Agreement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of business, primarily associated with interest rate fluctuations, primarily with respect to our operations in Mexico.

Our Amended Credit Agreement provides us with additional liquidity to meet our short-term financing needs, as further described under "Item 1. Condensed Financial Statements, Note 9 Credit Agreement, Long-Term Debt and Capital Leases." Pursuant to the Amended Credit Agreement, we may currently borrow up to a total of $74 million, of which $37.0 million is outstanding and $37.0 million is available for future borrowings, subject to covenant restrictions.

In connection with the development agreements we enter into with some of our Native American tribal customers, as well as certain other customers, we advance funds for the construction and development of gaming facilities, some of which are required to be repaid. As a result of our adjustable-interest-rate notes payable and fixed-interest-rate-notes receivable described in "Item 1. Condensed Financial Statements, Note 6 Notes Receivable "and "Note 9 Credit Agreement, Long-Term Debt and Capital Leases," we are subject to market risk with respect to interest rate fluctuations. Any material increase in prevailing interest rates could cause us to incur significantly higher interest expense.

We account for currency translation from our Mexico operations in accordance with ASC Topic 830, "Foreign Currency Matters." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income. We do not currently manage this exposure with derivative financial instruments.

ITEM 8. *Financial Statements and Supplementary Data*

The financial statements and supplemental data required by this item are included in PART IV, Item 15.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Control and Procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of management's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) to ensure information required to be disclosed in our filings under the Securities Exchange Act of 1934, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives, and management is necessarily required to apply its judgment when evaluating the cost-benefit relationship of potential controls and procedures. Based upon the evaluation, the Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of September 30, 2011.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment and those criteria, we believe that we maintained effective internal control over financial reporting as of September 30, 2011.

Our independent registered public accounting firm, BDO USA, LLP, has issued an attestation report dated November 17, 2011 on our internal control over financial reporting. That report is included herein.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting identified in management's evaluation during the quarter ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. ***Other Information***

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item will be provided in the Company's Proxy Statement for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2011 (the "Proxy Statement") and that information is incorporated herein by reference.

ITEM 11. *Executive Compensation*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this Item will be provided in the Proxy Statement and that information is incorporated herein by reference.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The Exhibits listed in the Exhibit Index, which appears immediately following the signature page and are incorporated herein by reference, and are filed as part of this Annual Report on Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Multimedia Games Holding Company, Inc.
Austin, Texas

We have audited the accompanying consolidated balance sheets of Multimedia Games Holding Company, Inc., or the Company, as of September 30, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended September 30, 2011. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multimedia Games Holding Company, Inc. at September 30, 2011 and 2010, and the results of its operations and its cash flows for the each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Multimedia Games Holding Company, Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated November 17, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

Houston, Texas
November 17, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Multimedia Games Holding Company, Inc.
Austin, Texas

We have audited Multimedia Games Holding Company, Inc., or the Company's, internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Multimedia Games Holding Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Multimedia Games, Inc., or the Company, as of September 30, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows and the schedule listed in the accompanying index for each of the three years in the period ended September 30, 2011, and our report dated November 17, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

Houston, Texas
November 17, 2011

MULTIMEDIA GAMES HOLDING COMPANY, INC.CONSOLIDATED BALANCE SHEETS

As of September 30, 2011 and 2010

(In thousands, except shares)

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 46,710	$ 21,792
Accounts receivable, net of allowance for doubtful accounts of $400 and $614, respectively	16,004	11,119
Inventory	7,291	3,561
Prepaid expenses and other	5,300	2,713
Current portion of notes receivable, net	14,280	13,698
Federal and state income tax receivable	142	19,658
Total current assets	**89,727**	**72,541**
Property and equipment and leased gaming equipment, net	47,399	48,588
Long-term portion of notes receivable, net	10,449	25,193
Intangible assets, net	28,395	31,510
Value added tax receivable, net of allowance of $817 and $880, respectively	2,787	4,627
Other assets	2,471	3,635
Total assets	**$ 181,228**	**$ 186,094**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 3,700	$ 750
Accounts payable and accrued liabilities	25,855	21,501
Deferred revenue	1,131	3,083
Total current liabilities	**30,686**	**25,334**
Long-term debt, less current portion	33,300	43,875
Other long-term liabilities	679	737
Deferred revenue, less current portion	661	1,551
Total liabilities	**65,326**	**71,497**
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock: Series A, $0.01 par value, 1,800,000 shares authorized, no shares issued and outstanding	—	—
Series B, $0.01 par value, 200,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 75,000,000 shares authorized, 34,559,522 and 33,523,082 shares issued, and 26,832,065 and 27,619,665 shares outstanding, respectively	346	335
Additional paid-in capital	95,063	89,598
Treasury stock, 7,727,457 and 5,903,417 common shares at cost, respectively	(60,164)	(50,128)
Retained earnings	81,109	75,432
Accumulated other comprehensive loss, net	(452)	(640)
Total stockholders' equity	**115,902**	**114,597**
Total liabilities and stockholders' equity	**$ 181,228**	**$ 186,094**

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES HOLDING COMPANY, INC.CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2011 , 2010 and 2009
(In thousands, except per share data)

	2011	2010	2009
REVENUES:			
Gaming operations	$ 95,476	$ 92,822	$ 107,478
Gaming equipment and system sales	30,909	23,365	17,217
Other	1,470	1,749	2,457
Total revenues	**127,855**	**117,936**	**127,152**
OPERATING COSTS AND EXPENSES:			
Cost of gaming operations revenue(1)	9,136	9,451	9,063
Cost of equipment and system sales	14,623	11,065	9,215
Selling, general and administrative expenses	42,042	39,293	43,967
Write-off, reserve, impairment & settlement charges	2,013	5,010	19,784
Research and development	12,930	12,144	12,810
Amortization and depreciation	40,957	51,593	61,015
Total operating costs and expenses	**121,701**	**128,556**	**155,854**
Operating income (loss)	**6,154**	**(10,620)**	**(28,702)**
OTHER INCOME (EXPENSE):			
Interest income	2,562	3,554	4,764
Interest expense	(3,060)	(4,579)	(6,630)
Other income (expense)	723	(119)	(212)
Income (loss) before income taxes	**6,379**	**(11,764)**	**(30,780)**
Income tax (expense) benefit	(702)	14,393	(13,998)
Net income (loss)	**$ 5,677**	**$ 2,629**	**$ (44,778)**
Basic income (loss) per common share	$ 0.20	$ 0.10	$ (1.67)
Diluted income (loss) per common share	$ 0.20	$ 0.09	$ (1.67)
Shares used in income (loss) per common share:			
Basic	28,106	27,401	26,759
Diluted	28,686	27,990	26,759

(1) Cost of gaming operations revenue excludes depreciation and amortization of gaming equipment, content license rights and other depreciable assets, which are included separately in the amortization and depreciation line item.

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended September 30, 2011, 2010 and 2009
(In thousands, except share amounts)

	Common Stock		Additional Paid -in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Number of Shares	Amount		Number of Shares	Amount			
Balance, September 30, 2008	**32,511,988**	**$ 325**	**$ 83,076**	**5,903,417**	**$(50,128)**	**$ 117,581**	**$ (122)**	**$ 150,732**
Exercise of stock options	609,349	6	1,244	—	—	—	—	1,250
Tax benefit of stock options exercised	—	—	83	—	—	—	—	83
Share-based compensation expense	—	—	1,914	—	—	—	—	1,914
Comprehensive loss:								
Net loss	—	—	—	—	—	(44,778)	—	(44,778)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,746)	(1,746)
Comprehensive loss	—	—	—	—	—	—	—	(46,524)
Balance, September 30, 2009	**33,121,337**	**331**	**86,317**	**5,903,417**	**(50,128)**	**72,803**	**(1,868)**	**107,455**
Exercise of stock options	401,745	4	1,011	—	—	—	—	1,015
Tax benefit of stock options exercised	—	—	621	—	—	—	—	621
Share-based compensation expense	—	—	1,649	—	—	—	—	1,649
Comprehensive income:								
Net income	—	—	—	—	—	2,629	—	2,629
Foreign currency translation adjustment	—	—	—	—	—	—	1,228	1,228
Comprehensive income	—	—	—	—	—	—	—	3,857
Balance, September 30, 2010	**33,523,082**	**335**	**89,598**	**5,903,417**	**(50,128)**	**75,432**	**(640)**	**114,597**
Exercise of stock options	1,036,440	11	3,933	—	—	—	—	3,944
Purchase of treasury stock	—	—	—	1,824,040	(10,036)	—	—	(10,036)
Tax benefit of stock options exercised	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	1,532	—	—	—	—	1,532
Comprehensive income:								
Net income	—	—	—	—	—	5,677	—	5,677
Foreign currency translation adjustment	—	—	—	—	—	—	188	188
Comprehensive income	—	—	—	—	—	—	—	5,865
Balance, September 30, 2011	34,559,522	$ 346	$ 95,063	7,727,457	$(60,164)	$ 81,109	$ (452)	$ 115,902

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES HOLDING COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Months Ended September 30, 2011, 2010, and 2009
(In thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 5,677	$ 2,629	$ (44,778)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Amortization and depreciation	40,957	51,593	61,015
Accretion of contract rights	7,210	6,739	6,250
Share-based compensation	1,532	1,649	1,914
Other non-cash items	1,404	4,090	13,910
Deferred income taxes	—	4,107	19,671
Interest income from imputed interest	(2,333)	(3,236)	(4,281)
Changes in operating assets and liabilities			
Total accounts and notes receivable	(3,137)	4,796	2,277
Federal and state income tax receivable	19,516	(13,412)	(4,081)
Inventory	(4,056)	350	1,668
Current liabilities	4,612	(4,949)	(1,622)
Other current and long-term assets and long-term liabilities	(2,803)	3,164	(6,036)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**68,579**	**57,520**	**45,907**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment and leased gaming equipment	(39,345)	(27,504)	(40,580)
Transfer of leased gaming equipment to inventory	1,969	1,704	3,506
Acquisition of intangible assets	(4,850)	(3,449)	(3,011)
Advances under development and placement fee agreements	(2,951)	(6,995)	(9,600)
Repayments under development agreements	14,983	17,034	20,271
NET CASH USED IN INVESTING ACTIVITIES	**(30,194)**	**(19,210)**	**(29,414)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	3,944	1,636	1,333
Principal payments of long term debt	(7,625)	(15,375)	(7,988)
Payments on revolving lines of credit	(6,875)	(30,000)	(21,000)
Proceeds from revolving line of credit	6,875	15,000	17,000
Purchase of treasury stock	(10,036)	—	—
NET CASH USED IN FINANCING ACTIVITIES	**(13,717)**	**(28,739)**	**(10,655)**
EFFECT OF EXCHANGE RATES ON CASH	250	(234)	328
Net increase in cash and cash equivalents	24,918	9,337	6,166
Cash and cash equivalents, beginning of period	21,792	12,455	6,289
Cash and cash equivalents, end of period	**$ 46,710**	**$ 21,792**	**$ 12,455**

MULTIMEDIA GAMES HOLDING COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Months Ended September 30, 2011, 2010, and 2009
(In thousands)
(Continued)

	2011	2010	2009
SUPPLEMENTAL CASH FLOW DATA:			
Interest paid	(2,877)	(4,266)	(5,695)
Income tax refunded, net	18,796	6,295	1,395
NON-CASH TRANSACTIONS:			
Contract rights resulting from imputed interest on development agreement notes receivables	64	(84)	(399)
Change in accounts payable on exchange of used equipment with third party suppliers	(1,043)	(1,935)	(1,643)

The accompanying notes are an integral part of the consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Operations – Multimedia Games Holding Company, Inc. (f/k/a Multimedia Games, Inc.) and its subsidiaries (the "Company," "we," "us," "our" or "Multimedia Games") design, manufacture and supply innovative standalone and networked gaming systems to Native American and commercial casino operators in North America, domestic and selected international lottery operators, and charity and commercial bingo gaming facility operators. The Company's standalone gaming machines are primarily sold and placed in Class III settings while its central determinant and server-based centrally-linked products and systems are primarily sold and placed in Class II, video lottery terminal and electronic bingo settings.

The Company continues to derive the majority of its gaming revenues from participation, or revenue share, agreements. Under these agreements, the Company places player terminals and systems, along with its proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. The Company has more recently generated revenue from the sale of gaming units and systems and has sought to increase these for-sale revenues by expanding into additional gaming jurisdictions and into other segments of the gaming market. Both the Company's participation and for-sale gaming systems include content that has been designed and developed by the Company as well as game themes it has licensed from others. In addition, the Company generates revenues by providing the central determinant system operated by the New York State Division of the Lottery for the video lottery terminals installed at racetracks in the State of New York.

Consolidation Principles – The Company's financial statements include the accounts of Multimedia Games Holding Company, Inc. and its wholly-owned subsidiaries: Multimedia Games, Inc. (f/k/a MegaBingo, Inc.), MGAM Systems, Inc., MGAM Technologies, LLC, MegaBingo International, LLC, Multimedia Games de Mexico 1, S. de R.L. de C.V., Multimedia Games de Mexico, S. de R.L. de C.V., and Servicios de Wild Basin S. de R.L. de C.V. Intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include share-based compensation, provisions for doubtful accounts and contract losses, estimated useful lives of property and equipment and intangible assets, impairment of property and equipment and intangible assets, deferred income taxes and related valuations allowances, and the provision for and disclosure of litigation and loss contingencies. Actual results may differ materially from these estimates in the future.

Reclassification - Reclassifications were made to the prior-period financial statements to conform to the current period presentation. The statement of operations had the following reclassifications: (i) "cost of gaming operations revenue" was reclassified from "cost of equipment and system sales" and "selling, general and administrative expenses"; (ii) "research and development" was reclassified from "selling, general and administrative expenses"; and (iii) foreign exchange gains and losses have been reclassified to "other income (expense)" from "selling, general and administrative expenses". These reclassifications did not have an impact on the Company's previously reported results of operations or earnings (loss) per common share amounts. Additionally, these reclassifications did not impact compliance with any applicable debt covenants in the Company's credit agreement.

Revenue Recognition – In accordance with the provision of Accounting Standards Codification (ASC) Topic 605, "Revenue Recognition", the Company recognizes revenue when all of the following have been satisfied:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- Price to the buyer is fixed or determinable; and
- Collectability is probable.

Revenue - The Company derives revenue from the following sources:

• Gaming Operations	Participation revenue generated from the Company's commercial products, Class III products, Native American Class II products, charity bingo and other bingo products, lottery systems and Class III back office systems
• Gaming equipment and systems sales	Direct sales of player terminals, licenses, back office systems and other related equipment
• Other	Maintenance and service arrangements and other

The majority of the Company's gaming revenue is generated under lease participation arrangements when the Company provides its customers with player terminals, player terminal-content licenses and back-office equipment, collectively referred to as gaming equipment. Under these arrangements, the Company retains ownership of the gaming equipment installed at customer facilities, and the Company receives revenue based on a percentage of the net win per day generated by the gaming equipment. Revenue from lease participation arrangements are considered both realizable and earned at the end of each gaming day.

Gaming Operations revenue generated by player terminals deployed at sites under development and placement fee agreements is reduced by the accretion of contract rights from those development and placement fee agreements. Contract rights are amounts allocated to intangible assets for dedicated floor space resulting from development and placement fee agreements, described under "Development and Placement Fee Agreements." The related amortization expense, or accretion of contract rights, is netted against its respective revenue category in the consolidated statements of operations.

The Company also generates gaming revenues from back-office fees with certain customers. Back-office fees cover the service and maintenance costs for back-office servers installed in each gaming facility to run its gaming equipment, as well as the cost of related software updates. Back-office fees are considered both realizable and earned at the end of each gaming day.

Gaming Equipment and System Sales

The Company sells gaming equipment and gaming systems under independent sales contracts through normal credit terms or may grant extended credit terms under contracts secured by the related equipment, with interest recognized at market rates.

Revenue from sales arrangements with multiple deliverables, is applied using the guidance from ASU No. 2009-13, "Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements." ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, the Company applies the guidance from ASU No. 2009-14, "Software(Topic 985), Certain Revenue Arrangements that Include Software Elements," which affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifying what guidance should be used in allocating and measuring revenue.

The majority of the Company's multiple element sales contracts are for some combination of gaming equipment, player terminals, content, system software, license fees and maintenance. ASU No. 2009-13 replaces and significantly changes the existing separation criteria for multiple-deliverable revenue arrangements by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services to determine a unit of accounting. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s); and

- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

ASU No 2009-13 also eliminates the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (i.e., the relative selling price method). When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on Vendor-Specific Objective Evidence ("VSOE"), then Third-Party Evidence ("TPE") and finally management's Estimate of the Selling Price ("ESP").

ASU No 2009-14 amends the scope of software revenue recognition to exclude all tangible products containing both software and nonsoftware components that function together to deliver the tangible product's essential functionality. As a result, certain tangible products that were previously accounted for under the scope of software revenue recognition guidance (Accounting Standards Codification Subtopic 985-605) will no longer be accounted for as software.

Revenue related to systems arrangements that contain both software and non-software deliverables require allocation of the arrangement fee to the separate deliverables using the relative selling price method. Revenue for software deliverables is recognized under software revenue recognition guidance. Revenue resulting from the sale of non-software deliverables, such as gaming devices and other hardware, are accounted for based on other applicable revenue recognition guidance as the devices are tangible products containing both software and non-software components that function together to deliver the product's essential functionality.

In allocating the arrangement fees to separate deliverables, the Company evaluates whether its has VSOE of selling price, TPE or ESP for gaming devices, maintenance and product support fees and other revenue sources. The Company generally uses ESP to determine the selling price used in the allocation of separate deliverables, as VSOE and TPE are not available. The Company determines the ESP on separate deliverables by estimating a margin typically received on such items and applying that margin to the product cost incurred.

The Company implemented ASU No 2009-13 and ASU 2009-14 during the year ended September 30, 2011. The implementation of this guidance did not have a material effect on the Company's financial statements in the year of adoption, nor is the adoption expected to have a material effect on the financial statements in future periods after initial adoption. The implementation of this guidance did not change the way that the Company determines deliverables in these arrangements, or the way that the Company allocates consideration to these deliverables. This guidance provides the Company with an ability to recognize revenue on delivered elements of the arrangements where undelivered elements exist that the Company does not have VSOE for by their using estimated selling price to allocate consideration to undelivered elements, where under previous guidance this was not possible. This change in the timing of revenue recognition did not have a material effect on the financial statements for the period ended September 30, 2011.

Cash and Cash Equivalents
The Company considers all highly liquid investments (i.e., investments which, when purchased, have original maturities of three months or less) to be cash equivalents.

Costs and Billings on Uncompleted Contract - During fiscal 2009 and continuing during fiscal 2010, the Company entered into a fixed-price contract with a customer, pursuant to which it will deliver an electronic bingo system. Revenues from this fixed-price contract is being recognized on the completed-contract method in accordance with ASC Subtopic 605-35, "Construction-Type and Production-Type Contracts". During the year ended September 30, 2010, the Company determined substantial completion of the contract occurred for revenue recognition purposes as all deliverables under the contract were provided to the customer, with the exception of a one year warranty, and the customer had approved the deliverables or the specified time allotted for testing had expired. Therefore, the Company began recognizing revenue ratably over the one year warranty period and thus recognized revenue and costs of $2.8 million and $2.7 million, respectively, under the contract for the year ended September 30, 2011.

Contract costs include all direct material and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

As of September 30, 2011 all revenue and costs related to this contract have been recognized.

Allowance for Doubtful Accounts
The Company maintains an allowance for doubtful accounts related to its accounts receivable and notes receivable that have been deemed to have a risk of collectibility. Management reviews its accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Management analyzes historical collection trends and changes in its customer payment patterns, customer concentration, and creditworthiness when evaluating the adequacy of its allowance for doubtful accounts. In its overall allowance for doubtful accounts, the Company includes any receivable balances where uncertainty exists as to whether the account balance has become uncollectible. Based on the information available, management believes the allowance for doubtful accounts is adequate; however, actual write-offs might exceed the recorded allowance.

Inventory
The Company's inventory consists primarily of completed player terminals, related component parts and back-office computer equipment expected to be sold over the next twelve months. Inventories are stated at the lower of cost (first in, first out) or market.

Development and Placement Fee Agreements
The Company enters into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to placement of the Company's player terminals, and the Company receives a fixed percentage of those player terminals' hold per day over the term of the agreement which ranges from 42 to 83 months. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of the Company's guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the operating profits of the facility to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed

by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the term of the contract, which is recorded as a reduction of revenue generated from the gaming facility. In the past and in the future, the Company may by mutual agreement and for consideration, amend these contracts to reduce its floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset recovered for that particular development or placement fee agreement, if any, and the remaining net book value of the intangible asset is prospectively amortized on a straight-line method over the remaining estimated useful life.

At September 30, 2011 and 2010, the following net amounts related to advances made under development and placement fee agreements were recorded in the following balance sheet captions:

	September 30,	
	2011	2010
	(In thousands)	
Included in:		
Notes receivable, net of discount [1]	$ 22,689	$ 35,404
Intangible assets – contract rights, net of accumulated amortization	**22,697**	**26,894**

(1) The Company collected approximately $15.0 million and $17.0 million on development agreement notes receivable during years ended September 30, 2011 and 2010, respectively.

Notes receivable from development agreements are generated from reimbursable amounts advanced under development agreements. The Company has entered into development agreements with customers under which approximately $24.4 million remains outstanding at September 30, 2011, and for which the Company imputes interest on these interest-free loans discounting the balances to $22.7 million. During 2011 and 2010, the Company recorded imputed interest of $2.3 million and $3.2 million, respectively, relating to development agreements with an imputed interest rate range of 5.25% to 9.00%.

Property and Equipment and Leased Gaming Equipment

Property and equipment and leased gaming equipment are stated at cost. The cost of property and equipment and leased gaming equipment is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting, and regulatory acceptable methods for income tax reporting purposes. Player terminals and related components and equipment are included in the Company's rental pool. The rental pool can be further delineated as "rental pool - deployed", which consists of assets deployed at customer sites under participation agreements, and "rental pool - undeployed", which consists of assets with the Company that are available for customer use. Rental pool - undeployed consists of both new units awaiting deployment to a customer site and previously deployed units currently back with the Company to be refurbished awaiting re-deployment. Routine maintenance of property and equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated remaining useful life of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in the Company's results of operations.

Management reviews long-lived asset classes for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its fair value, which considers the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. During the years ended September 30, 2011, 2010 and 2009 in the ordinary course of business activities or upon reviewing the nature of the assets, the Company charged operations by recording reserves or writing off $1.3 million, $539,000 and $1.4 million respectively, of property and equipment and leased gaming equipment (See Note 2, "Property and Equipment and Leased Gaming Equipment.")

Other Assets

Other assets consist of restricted cash, long-term pre-paids and refundable deposits. At September 30, 2011 and 2010, the restricted cash balances were $679,000 and $737,000, respectively, representing the fair value of investments held by the Company's prize fulfillment firm related to outstanding MegaBingo® jackpot prizes.

Deferred Revenue

Deferred revenue represents amounts from the sale of gaming equipment and systems that have been billed, or for which notes receivable have been executed, but which transaction has not met the Company's revenue recognition criteria. The cost of the related gaming equipment and systems has been offset against deferred revenue. Amounts are classified between current and long-term liabilities, based upon the expected period in which the revenue will be recognized.

Other Long-Term Liabilities
Other long-term liabilities include investments held at fair value by the Company's prize-fulfillment firm related to outstanding MegaBingo jackpot-prize-winner annuities. These annuities were $679,000 and $737,000 as of September 30, 2011 and September 30, 2010, respectively.

Other Income (Expense)
Other income was $723,000 for the year ended September 30, 2011. Other income primarily resulted from a gain on the exchange of used equipment with a third party equipment supplier.

Other expense was $119,000 and $212,000 for the years ended September 30, 2010 and 2009, respectively. Other expense resulted from losses incurred on foreign currency transactions primarily related to our Mexico operations.

Research and Development Costs
We conduct research and development activities primarily to develop new gaming systems, gaming engines, casino data management systems, casino central monitoring systems, video lottery outcome determination systems, gaming platforms and gaming content and to add enhancements to our existing product lines. We believe our ability to deliver differentiated, appealing products and services to the marketplace is based in our research and development investments and we expect to continue to make such investments in the future. These research and development costs consist primarily of salaries and benefits, consulting fees and an allocation of corporate facilities costs related to these activities. Once the technological feasibility of a project has been established, it is transferred from research to development, and capitalization of development costs begins until the product is available for general release.

Research and development costs for years ended September 30, 2011, 2010 and 2009 were $12.9 million, $12.1 million and $12.8 million respectively.

Fair Value of Financial Instruments
The carrying value of financial instruments reported in the accompanying consolidated balance sheets for cash, accounts and notes receivable, accounts payable, and accrued expenses payable and other liabilities, approximate fair value due to the immediate or short-term nature or maturity of these financial instruments. The carrying amount for the Company's credit facility approximates fair value due to the fact that the underlying instrument includes provisions to adjust interest rates to current market rates.

Segment and Related Information
Although the Company has a number of operating divisions the Company reports as one segment, as these divisions meet the criteria for aggregation as permitted by ASC Topic 280, "Segment Reporting." ASC 280-10-50-11, "Aggregation Criteria", allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

1. The nature of the products and services
2. The nature of the production processes
3. The type or class of customer for their products and services
4. The methods used to distribute their products or provide their services
5. The nature of the regulatory environment, if applicable.

The Company is engaged in the business of designing, manufacturing and distributing gaming machines, video lottery terminals and associated systems and equipment, as well as the maintenance of these machines and equipment. The Company's production process is essentially the same for the entire Company and is performed via outsourced manufacturing partners, as well as in house manufacturing performed primarily at the Company's warehouse and assembly facility in Austin, Texas. The Company's customers consist of entities in the business of operating gaming, bingo or lottery facilities, and include Native American Tribes, charity bingo operators and commercial entities licensed to conduct such business in their jurisdictions. The distribution of our products is consistent across the entire Company and is performed via an internal fleet of vehicles, as well as third party transportation companies. The regulatory environment is similar in every jurisdiction in that gaming is regulated and the Company's games must meet the regulatory requirements established. In addition, the economic characteristics of each customer arrangement are similar in that the Company obtains revenue via a revenue share arrangement or direct sale of product or service, depending on the customer's need. These sources of revenue are consistent with respect to both product line and geographic area.

In addition, discrete financial information, such as costs and expenses, operating income, net income and EBITDA (Earnings before interest expense, income taxes, depreciation, amortization and accretion of contract rights), are not captured or analyzed by product line or geographic area. The Company's "Chief Operating Decision Maker" analyzes the Company's product performance based on average daily play on a game level basis, which is consistent across all product lines and geographic areas. This average daily performance data along with customer needs are the key drivers for assessing how the Company allocates resources and assesses operating performance of the Company.

Costs of Computer Software

Software development costs have been accounted for in accordance with ASC Topic 985, "Software." Under ASC Topic 985, capitalization of software development costs begins upon the establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized software development costs of approximately $4.6 million and $3.3 million for the periods ending September 30, 2011 and 2010, respectively. Software development costs primarily consist of personnel costs and gaming lab testing fees. The Company begins to amortize capitalized costs when a product is available for general release to customers. Amortization expense is determined on a product-by-product basis at a rate not less than straight-line basis over the product's remaining estimated economic life, not to exceed five years. Amortization of software development costs is included in amortization and depreciation in the accompanying condensed consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method and applies the provisions of ASC Topic 740, "Income Taxes". Under ASC Topic 740, deferred tax liabilities or assets arise from differences between the tax basis of liabilities or assets and their bases for financial reporting, and are subject to tests of recoverability in the case of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not. Additionally, in accordance with ASC Topic 740, the Company is required to determine whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position in order to record any financial statement benefit. If that step is satisfied, then the Company must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Treasury Stock

The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

Earnings (Loss) per Common Share

Earnings per common share is computed in accordance with ASC Topic 260, "Earnings Per Share".

Share-Based Compensation

At September 30, 2011, options to purchase approximately 3.6 million shares of common stock, with exercise prices ranging from $3.50 to $18.71 per share were outstanding. The stock options were incorporated into the computation of diluted earnings per share utilizing the treasury stock method.

At September 30, 2010, options to purchase approximately 4.3 million shares of common stock, with exercise prices ranging from $3.52 to $18.71 per share were outstanding. The stock options were incorporated into the computation of diluted earnings per share utilizing the treasury stock method.

At September 30, 2009, options to purchase approximately 6.8 million shares of common stock, with exercise prices ranging from $1.00 to $18.71 per share were outstanding, but were not included in the computation of diluted earnings per share due to their antidilutive effect, of which 6.0 million were not included due to their respective share price and the balance due to the loss generated during the current year.

The Black-Scholes-Merton model incorporates various assumptions, including expected volatility, expected life, and risk-free interest rates. The expected volatility is based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, adjusted for the impact of unusual fluctuations not reasonably expected to recur. The expected life of an award is based on historical experience and on the terms and conditions of the stock awards granted to employees.

There were option grants to purchase 566,700, 1.4 million and 1.7 million common shares during the years ended September 30, 2011, 2010 and 2009, respectively. The assumptions used for the years ended September 30, 2011, 2010 and 2009, and the resulting estimates of weighted-average fair value per share of options granted during these periods are as follows:

	2011	2010	2009
Weighted expected life	5 years	5 years	4.97 years
Risk-free interest rate	1.3 - 2.6%	2.3 - 2.6%	1.5 - 2.9%
Expected volatility	59.01%	59.53%	58.28%
Expected dividend yields	None	None	None
Weighted-average fair value of options granted during the period	$2.36	$2.14	$1.81
Expected annual forfeiture rate	5.31%	5.31%	5.31%

In accordance with ASC Topic 718, "Compensation – Stock Compensation (Formerly SFAS No. 123 (R), "Share-Based Payments"), the share-based compensation has been recorded by the Company for the years ended September 30, 2011, 2010 and 2009 in the amounts of $1.5 million $1.6 million and $1.9 million, respectively. As of September 30, 2011 and 2010, $4.5 million and $6.2 million of unamortized stock compensation expense, including estimated forfeitures, remained, which will be recognized over the vesting periods of the various stock option grants.

For the years ended September 30, 2011, 2010 and 2009, the Company did not recognize an income tax benefit for stock-based compensation arrangements. The Company did, however, realize certain cash tax benefits associated with employee stock option exercises in 2010 and 2009, see Footnote 12 "Income Taxes."

Foreign Currency Translation

The Company accounts for currency translation in accordance with ASC Topic 830. "Foreign Currency Matters". Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss) a component of stockholders' equity, in accordance with ASC Topic 220, "Comprehensive Income". Transactional currency gains and losses arising from transactions in currencies other than the Company's local functional currency are included in the consolidated statement of operations in accordance with ASC Topic 830.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of the following:

	September 30,		
	2011	2010	2009
	(in thousands)		
Net income (loss)	$ 5,677	$ 2,629	$ (44,778)
Foreign currency translation adjustment	188	1,228	(1,746)
Comprehensive income (loss)	$ 5,865	$ 3,857	$ (46,524)

Recent Accounting Pronouncements Issued

In April 2010, the FASB issued new accounting guidance related to accruals for casino jackpot liabilities. Specifically, the guidance clarifies that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The new guidance is effective for fiscal years beginning on or after December 15, 2010. The new guidance will be applied by recording a cumulative-effect adjustment to opening retained earnings in the period of adoption. The Company expects to adopt the guidance in fiscal year 2012 and does not expect its adoption to have a material impact on its consolidated results of operations, financial position and cash flows.

In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" (ASU 2011-02). The guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring is a troubled debt restructuring. The new guidance is effective for interim or annual periods beginning after June 15, 2011. The Company expects to adopt the guidance in fiscal year 2012 and is currently in the process of evaluating the impact the guidance will have on its consolidated results of operations, financial position and cash flows.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurement (Topic 820) -

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" (ASU 2011-04). The guidance improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The new guidance is effective for interim or annual periods beginning after December 15, 2011. The Company expects to adopt the guidance in fiscal year 2012 and is currently in the process of evaluating the impact the guidance will have on its consolidated results of operations, financial position and cash flows.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income" (ASU 2011-05). The guidance improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in comprehensive income, while facilitating the convergence of U.S. GAAP and IFRS. The guidance eliminates the option to present components of other comprehensive income as part of the statement of stockholders' equity, and instead requires a single continuous statement of comprehensive income as part of the statement of operations or a separate, but continuous, statement of other comprehensive income. The new guidance is effective for interim or annual periods beginning after December 15, 2011. The Company expects to adopt the guidance in fiscal year 2012, although early adoption is permitted. The Company does not expect the guidance to have a material impact on its consolidated results of operations, financial position and cash flows, other than the presentation thereof.

In October 2009, FASB issued ASU No. 2009-13, "Revenue Recognition(Topic 605), Multiple-Deliverable Revenue Arrangements" and ASU No. 2009-14, "Software(Topic 985), Certain Revenue Arrangements that Include Software Elements," both consensus of the FASB Emerging Issues Task Force. ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU No. 2009-14 affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifying what guidance should be used in allocating and measuring revenue. Upon adoption of these standards, a company can recognize revenue on delivered elements within a multiple elements arrangement based upon estimated selling prices, which is a departure from previous guidance. These standards were implemented on October 1, 2010.

2. INVENTORY

Inventory consisted of the following (in thousands):

	September 30, 2011	September 30, 2010
Raw materials and component parts, net	$ 4,971	$ 2,408
Work in progress	705	632
Finished goods	1,615	521
Total Inventory	$ 7,291	$ 3,561

3. PROPERTY AND EQUIPMENT AND LEASED GAMING EQUIPMENT

The Company's property and equipment and leased gaming equipment consisted of the following (in thousands):

	September 30, 2011			September 30, 2010		
	Cost	Accum. Depr.	Net Book Value	Cost	Accum. Depr.	Net Book Value
Rental pool – deployed	$ 167,021	$ (128,965)	$ 38,056	$ 174,753	$ (135,125)	$ 39,628
Rental pool – undeployed	77,505	(71,068)	6,437	68,107	(61,474)	6,633
Machinery and equipment	12,109	(11,041)	1,068	14,005	(12,900)	1,105
Computer software	7,078	(6,239)	839	7,965	(7,394)	571
Vehicles	2,215	(1,747)	468	2,476	(2,149)	327
Other	3,166	(2,635)	531	4,332	(4,008)	324
Total property and equipment and leased gaming equipment	**$ 269,094**	**$ (221,695)**	**$ 47,399**	**$ 271,638**	**$ (223,050)**	**$ 48,588**

Gaming equipment and third-party gaming content licenses begin depreciating when they are available for customer use. Property and equipment and leased gaming equipment is depreciated as follows: Rental pool – deployed and undeployed – 1.5 to 3 years; Machinery and equipment – 5 to 7 years; Computer software – 3 to 5 years; Vehicles – 3 to 10 years and Other – 3 to 7 years.

Leased gaming equipment includes player terminals placed with customers under participation arrangements, i.e. "rental pool - deployed" and player terminals that have previously been placed in the field under participation arrangements, but are currently back with the Company being refurbished and/or awaiting redeployment, i.e. "rental pool - undeployed"

In accordance with ASC Topic 360, "Property, Plant, and Equipment", the Company (i) recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (ii) measures an impairment loss as the difference between the carrying amount and fair value of the asset.

During 2011, the Company sold, disposed of, or wrote off $3.2 million of net book value related to the Company's proprietary units on trial or revenue share in our installed base, third-party gaming content licenses, installation costs, tribal gaming facilities and portable buildings, and other equipment. Of this $3.2 million, $1.9 million related to the sale of previously deployed units. The majority of these sales were trial units that converted to a sale.

During 2010 , the Company sold, disposed of, or wrote off $2.3 million of net book value related to the Company's proprietary units on trial or revenue share in our installed base,third-party gaming content licenses, installation costs, tribal gaming facilities and portable buildings, and other equipment. Of this $2.3 million, $1.7 million related to the sale of previously deployed units. The majority of these sales were trial units that converted to a sale.

The rental pool includes leased gaming equipment placed under participation arrangements that are either at customer facilities (rental pool – deployed) or warehoused by the Company for future deployment (rental pool – undeployed).

4. DEVELOPMENT AND PLACEMENT FEE AGREEMENTS

The Company enters into participation, or revenue share, agreements. Under participation agreements, the Company places player terminals and systems, along with our proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. Often participation agreements are in the form of development or placement fee agreements, which the Company enters into in order to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to placement of the Company's player terminals, and the Company receives a fixed percentage of those player terminals' hold per day over the term of the agreement. The development agreements typically provide for some or all of the advances to be repaid by the customer to the Company. Placement fees and amounts advanced in excess of those to be reimbursed by the customer are allocated to intangible assets and are generally amortized over the life of the contract, which is recorded as a reduction of revenue generated from the gaming facility. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of the Company's floor space. In the past and in the future, the Company may by mutual agreement and for consideration, amend these contracts to reduce its floor space at the facilities. Any proceeds received for the reduction of floor space is first applied as a recovery against the intangible asset or property and equipment for that particular development or placement agreement, if any.

Management reviews intangible assets related to development agreements for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no events or changes in circumstances during the period ended September 30, 2011, which would require an analysis for an impairment charge to the carrying value of intangible assets recorded in connection with development agreements.

We funded $3.0 million, $7.0 million and $9.6 million through development and placement fee agreements during 2011, 2010 and 2009, respectively.

The following net amounts are related to advances made under development and placement fee agreements and were recorded in the following balance sheet captions:

	September 30, 2011	September 30, 2010
Included in:	(In thousands)	
Notes receivable, net	$ 22,689	$ 35,404
Intangible assets – contract rights, net of accumulated amortization	$ 22,697	$ 26,894

5. INTANGIBLE ASSETS

At September 30, 2011 and 2010, the Company's intangible assets consisted of the following (in thousands):

	September 30, 2011			September 30, 2010			
	Cost	Accum. Amort.	Net Book Value	Cost	Accum. Amort.	Net Book Value	Estimated Useful Lives
Contract rights under development and placement fee agreements	$ 50,483	$ (27,785)	$ 22,698	$ 51,777	$ (24,883)	$ 26,894	3.5-7 years
Internally-developed gaming software	35,904	(30,970)	4,934	31,355	(27,757)	3,598	1-5 years
Patents and trademarks	6,920	(6,157)	763	6,776	(5,758)	1,018	1-5 years
Other	250	(250)	—	250	(250)	—	3-5 years
Total intangible assets, net	**$ 93,557**	**$ (65,162)**	**$ 28,395**	**$ 90,158**	**$ (58,648)**	**$ 31,510**	

Contract rights are amounts allocated to intangible assets for dedicated floor space resulting from development and placement fee agreements, described under "Development and Placement Fee Agreements." The related amortization expense, or accretion of contract rights, is netted against its respective revenue category in the consolidated statements of operations.

Internally developed gaming software is accounted for under the provisions of ASC Topic 985 "Software" and is stated at cost, which is amortized over the estimated useful life of the software, generally using the straight-line method. The Company amortizes internally-developed games over a twelve month period, gaming engines over an eighteen month period, gaming systems over a three-year period and its central management systems over a five-year period. Software development costs are capitalized once technological feasibility has been established, and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made. For the years ended September 30, 2011, 2010, 2009 amortization expense related to internally-developed gaming software was $3.2 million, $2.7 million and $3.8 million respectively. During fiscal 2011, 2010 and 2009, the Company had write-offs related to internally-developed gaming software of $83,000, $293,000 and $558,000.

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Amortization expense, inclusive of accretion of contract rights, totaled $10.9 million, $10.2 million and $11.0 million for the years ended September 30, 2011, 2010 and 2009, respectively. Annual estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year		Amount
	(In thousands)	
2012	$	10,172
2013		7,649
2014		4,920
2015		3,201
2016		624
Total	**$**	**26,566**

6. NOTES RECEIVABLE

At September 30, 2011 and 2010, the Company's notes receivable consisted of the following:

	September 30, 2011	September 30, 2010
	(In thousands)	
Notes receivable from development agreements	$ 24,372	$ 39,356
Less imputed interest discount reclassed to contract rights	(1,684)	(3,952)
Notes receivable from equipment sales and other	2,041	3,487
Notes receivable, net	24,729	38,891
Less current portion	(14,280)	(13,698)
Notes receivable – non-current	$ 10,449	$ 25,193

Notes receivable from development agreements are generated from reimbursable amounts advanced under development agreements. Notes receivable from equipment sales consisted of financial instruments issued by customers for the purchase of player terminals and licenses, and bore interest at 2.96% as of September 30, 2011. All of the Company's notes receivable from equipment sales are collateralized by the related equipment sold, although the value of such equipment, if repossessed, may be less than the note receivable outstanding.

7. VALUE ADDED TAX RECEIVABLE

The Company's value added tax (VAT) receivable is a receivable from the Mexican taxing authority primarily related to a value added tax levied on the imports of products originating outside of Mexico. At September 30, 2011 and 2010, the Company's VAT receivable was $2.8 million and $4.6 million, respectively. The majority of the VAT receivable relates to shipments that occurred in 2006 and 2007.

The Company has received rulings from the Mexican taxing authority for 2006 and 2007 indicating that the Mexican taxing authority has challenged the registration of certain of the Company's transactions that have generated a VAT receivable of approximately $384,000, all of which has been fully reserved. Although the Company has fully reserved this amount, it has formally contested these rulings, and continues to believe it has the necessary evidence for a reasonable defense. However, the final resolution of the contested balances remains uncertain and may adversely affect the carrying value of the receivable and may have an adverse affect on the Company's foreign income tax expense. See Note 15 of the Notes to Consolidated Financial Statements "Commitments and Contingencies."

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At September 30, 2011 and 2010, the Company's accounts payable and accrued liabilities consisted of the following:

	September 30, 2011	September 30, 2010
	(In thousands)	
Trade accounts payable	$ 8,781	$ 8,157
Accrued expenses	7,222	5,957
Accrued bonus and salaries	5,622	4,500
Marketing reserve	2,749	2,806
Other	1,481	81
Accounts payable and accrued liabilities	$ 25,855	$ 21,501

9. CREDIT AGREEMENT, LONG-TERM DEBT AND CAPITAL LEASES

At September 30, 2011 and 2010, the Company's Credit Agreement consisted of the following:

	September 30, 2011	September 30, 2010
	(In thousands)	
Term loan facility	$ 37,000	$ 44,625
Less: current portion of long-term debt	(3,700)	(750)
Long-term debt, less current portion	$ 33,300	$ 43,875

On August 3, 2011, the Company entered into an amended and restated credit agreement with Comerica Bank in its capacity as administrative agent and lead arranger and Wells Fargo Bank, N.A., as syndication agent (the "Amended Credit Agreement") to provide the Company a $74 million credit facility which replaced its previous credit facility in its entirety. The Amended Credit Agreement consists of three facilities; an approximately $20.6 million revolving credit facility, a $37 million term loan and an approximately $16.4 million draw-to term loan. The Amended Credit Agreement matures on August 3, 2016. The term loan is amortized on a straight line basis over a ten year period, payable in equal quarterly installments of $925,000. The revolving credit facility and the draw-to term loan provide the Company the ability to finance development and placement agreements, acquisitions, and working capital for general corporate purposes. At closing, the Company fully drew down the $37 million term loan, drew down approximately $6.9 million on the revolving credit facility and had no amounts outstanding on the draw-to term loan. As of September 30, 2011, the $37.0 million term loan remains outstanding and no amounts are outstanding on the revolving credit facility or the draw-to term loan.

The Company will be subject to two primary financial covenants; a total leverage ratio and a fixed charge coverage ratio. The total leverage ratio is calculated as total net funded debt to EBITDA(net income before interest expense, tax expense, depreciation and amortization expense, stock compensation expense and any extraordinary, unusual or non-cash non-recurring expenses up to $7.5 million for any trailing twelve month period). Total net funded debt is defined as total funded debt of the Company less cash in excess of $10.0 million. The Company will be required to maintain a total leverage ratio of 1.5 to 1.0.

The fixed charge coverage ratio is calculated as EBITDA, less the items noted below, compared to fixed charges.

- Income tax expense
- Dividends or other distributions on equity, not funded by the Amended Credit Agreement
- Routine capital expenditures, defined as $2.5 million per quarter
- Repurchases or redemptions of capital stock, not funded by the Amended Credit Agreement
- Payments and advances under development agreements, not funded by the Amended Credit Agreement

Fixed charges include interest expense and all regularly scheduled installments of principal. We will be required to maintain a fixed charge coverage ratio of 1.2 to 1.0.

The components of the Amended Credit Agreement will be priced based on an applicable margin grid according to the Company's leverage ratio. Assuming that the Company utilizes LIBOR as the key interest rate driver the following margins would apply based on the applicable leverage ratio:

Consolidated Total Leverage Ratio	Level I Less than 0.75 to 1.00	Level II Greater than or equal to 0.75 to 1.00
Term loan	3.00	3.50
Revolving credit facility	2.25	2.75
Draw-to term loan	3.00	3.50

Level II pricing will apply to the Amended Credit Agreement until the Company delivers its financial statements for the year ended September 30, 2011 at which time we expect to change to Level I.

As of September 30, 2011, the $37.0 million term loan bore interest at 3.73% and the Company had approximately $37.0 million available under the Amended Credit Agreement, subject to covenant restrictions. The Amended Credit Agreement is collateralized by substantially all of the Company's assets, and requires certain mandatory prepayments be made on the term loan from the net cash proceeds of certain asset sales and condemnation proceedings (in each case to the extent not reinvested, within certain specified time periods, in the replacement or acquisition of property to be used in its businesses).

The Company is currently in compliance with the covenants in the Amended Credit Agreement; however, the Company cannot be certain that it will be able to achieve its operating objectives for fiscal 2012 and that it will continue to meet its covenants in the Amended Credit Agreement. If the Company fails to remain in compliance with the covenants of the Amended Credit Agreement, it will be required to seek modification or waiver of the provisions of that agreement and potentially secure additional sources of capital. The Company cannot be certain that, if required, it will be able to successfully negotiate additional changes to or waivers of the Amended Credit Agreement. Alternatively, the Company may incur significant costs related to obtaining requisite waivers or renegotiation of the Amended Credit Agreement that could have a material and adverse effect on our operating results.

The Company account for amendments or changes to our Credit Agreement in accordance with ASC 470-50-40-21, "Modifications and exchanges of line of credit or revolving debt arrangements." Based on the requirements of ASC 470-50-40-21, the Company wrote-off $355,000 and $381,000 during 2011 and 2010, respectively, related to unamortized deferred costs of the original Credit Agreement and subsequent amendments. The remaining deferred costs of approximately $143,000, in addition to the approximately $453,000 of costs related to the fourth amendment will be amortized over the remaining term of the Credit Agreement.

The Company's original credit agreement with Comerica Bank, dated as of April 27, 2007, as amended (the "Original Credit Agreement"), provided that (i) the consolidated total leverage ratio to a ratio be not greater than 1.50 to 1.00; (ii) the total borrowing capacity under the Original Credit Agreement was $90 million, which included a $45 million revolving credit facility and a $45 million term loan; and (iii) the definition of Consolidated EBITDA was to include any extraordinary, unusual or non-cash non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the Consolidated Statement of Operations for such period, losses on sales of assets outside the ordinary course of business) of up to $10 million, commencing June 30, 2010.

10. Leases

The Company leases its corporate offices, warehouses and certain office equipment under noncancelable operating leases.

A schedule of future minimum rental payments required under noncancelable operating leases is as follows:

Year	Operating (In thousands)
2012	$ 1,765
2013	1,573
2014	1,574
2015	1,480
2016	489
thereafter	125
Total Minimum Lease Payments	**$ 7,006**

Rental expense during 2011, 2010, and 2009 amounted to $2.2 million, $2.4 million and $2.8 million, respectively.

11. WRITE-OFF, RESERVE, IMPAIRMENT AND SETTLEMENT CHARGES

Write-off, reserve, impairment and settlement charges, other than items written-off in the normal course of business, for the years September 30, 2011, 2010 and 2009 consisted of the following:

	Year ended September 30,		
	2011	2010	2009
Litigation and settlement costs	$ —	$ —	$ 8,220
Reserve against note and accounts receivable	—	2,762	397
Write-off of install costs and portable buildings in Alabama	203	332	—
Patent and trademark, intangibles, prepaid loan fees and sales and use taxes	355	1,916	660
Mexico Customs Audit	150	—	—
NY Lottery service interruption	484	—	—
Severance and related benefit costs	—	—	1,199
Write-off of property and equipment	821	—	9,308
Total write-off, reserve, impairment and settlement charges	$ 2,013	$ 5,010	19,784

The charges for the year ended September 30, 2011 consisted of an $821,000 write-off of older equipment deemed obsolete due to changes in the rate of adoption of our newer proprietary game content, a $484,000 payment for a central system service interruption, a $355,000 write-off of prepaid loan fees in conjunction with the refinancing of our credit facility, a $203,000 write-off of install costs at the Alabama locations associated with our voluntary withdrawal from the charitable bingo market; and $150,000 related to a Mexico customs audit.

The charges for the year ended September 30, 2010 consisted of $3.1 million of reserves and impairment charges for a note receivable and installation and other costs within the State of Alabama, due to the voluntary closing of facilities by our Alabama customers caused by regulatory changes in the state and a $1.9 million write-off of patents and trademarks, and prepaid loan fees, and a reserve for sales and use taxes.

As part of our established processes to review for impairment, during the year ended September 30, 2009, the Company conducted a thorough review of the Company's business in an effort to determine the proper go-forward strategy for the business. As a result of this analysis, it was determined that certain assets should be written-off or reserved for as of September 30, 2009. The charges include the write-off of property and equipment included in the Company's rental pool and obsolete component parts of $5.6 million, the write-off of certain licenses used for game development of $2.0 million and a the reserve for slow-moving component parts of $1.7 million. In addition, in May 2009 the Company entered into a comprehensive settlement agreement to resolve all claims arising from a November, 2004 lawsuit. This settlement was reached when the parties was engaged in federal mediation and the Company did not admit any wrongdoing in relation to the underlying litigation.

12. Income Taxes

The provision for income tax benefit (expense) consisted of the following for the years ended September 30, 2011, 2010 and 2009:

	Year ended September 30,		
	2011	2010	2009
		(In thousands)	
Current:			
Federal	$ (268)	$ 18,091	$ 6,271
State	(96)	847	(41)
Foreign	(338)	(438)	(692)
	(702)	18,500	5,538
Deferred:			
Federal	—	(3,823)	18,185
State	—	(284)	1,351
Foreign	—	—	—
	—	(4,107)	19,536
Income tax benefit (expense)	$ (702)	$ 14,393	$ 13,998

The effective income tax rates differ from the statutory U.S. federal income tax rates as follows for the years ended September 30, 2011, 2010, and 2009:

	2011	2010	2009
Federal income tax expense (benefit) at statutory rate	35.0 %	(35.0)%	(35.0)%
State income tax expense, net of federal benefit	4.7 %	(2.5)%	(2.6)%
Foreign income tax expense, net of federal benefit	4.2 %	2.6 %	1.1 %
Change in valuation allowance	(32.9)%	(87.2)%	81.2 %
Other, net	— %	0.1 %	0.7 %
Provision (benefit) for income taxes	11.0 %	(122.0)%	45.4 %

The "other, net" category above captures the impact of several tax expense items, including research and development tax credits, Section 199 manufacturing deduction, and the true-up of the Company's income tax accounts.

The valuation allowance on deferred tax assets as of September 30, 2011 and 2010 was $12.7 million and $14.8 million, respectively, a decrease of $2.1 million. The valuation allowance was initially established during the year ended September 30, 2009.

Differences between the book value and the tax basis of the Company's assets and liabilities at September 30, 2011 and 2010 result in deferred tax assets and liabilities as follows:

	Year ended September 30,	
	2011	2010
	(In thousands)	
Deferred tax asset – current:		
Allowance for doubtful accounts	$ 496	$ 769
Inventory reserve	474	719
Accruals not currently deductible for tax purposes	2,057	1,627
Deferred revenue	1,285	1,727
Charitable Contributions	211	—
Current deferred tax asset	4,523	4,842
Valuation allowance	(4,302)	(4,842)
Current deferred tax asset, net	221	—
Noncurrent deferred tax asset:		
Property and equipment, leased gaming equipment and intangible assets, due principally to depreciation and amortization differences	—	7,254
Non-qualified stock compensation expense	1,155	1,686
Net Operating Loss Carryforwards and Credits	7,624	969
Noncurrent deferred tax asset, net	8,779	9,909
Valuation allowance	(8,349)	(9,909)
Noncurrent deferred tax asset, net	430	—
Deferred tax asset	$ 651	$ —
Noncurrent deferred tax liability		
Property and equipment, leased gaming equipment and intangible assets, due principally to depreciation and amortization differences	$ (651)	$ —
Noncurrent deferred tax liability, net	(651)	
Deferred Tax Asset/(Liability)	$ —	$ —

As of September 30, 2011, the Company had federal and state net operating loss carryforwards of approximately $34.6 million, a federal research and development credit carryforward of approximately $1.6 million, and a federal alternative minimum tax credit carryforward of approximately $445,000. The net operating losses will begin to expire in varying amounts in 2024 if not utilized. The federal research and development credit will begin to expire in varying amounts in 2029 if not utilized.

For 2011, 2010, and 2009, the Company recorded net reductions of $0, $621,000 and $83,000 respectively, of its federal and state income tax liability due to the effects of stock compensation.

The management team considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintained a full valuation allowance against all of its remaining deferred tax assets. The Company maintains a valuation allowance when management believes it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in a valuation allowance from period to period are included in the tax provision in the period of change. Management evaluates the recoverability of our deferred income tax assets by assessing the need for a valuation allowance on a quarterly basis. If the Company determines that it is more likely than not that our deferred tax assets will be recovered, the valuation allowance will be reduced.

The Company received refunds of $18.8 million, $6.3 million and $1.4 million in 2011, 2010 and 2009 respectively.

In fiscal 2011, the Company conducted operations in Mexico through a subsidiary treated as a disregarded entity for U.S. income tax purposes. Accordingly, income or losses are taxed or benefited, as appropriate, in the Company's U.S. tax provision. At present, Company management determined that it is more likely than not that the Mexican operations cannot benefit from past losses, from a Mexican tax perspective. Accordingly, a full valuation allowance has been recorded against the deferred tax asset related to the Mexican net operating loss. The effect on the total income tax expense is deemed immaterial.

The Company adopted the provisions of ASC 740-10-25 effective October 1, 2007. ASC 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all the relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740-10-25 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties.
The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the years ended September 30,:

	2011	2010	2009
Unrecognized tax benefit – October 1,	$ 320,000	$ 334,000	$ 311,000
Gross increases – tax positions in prior period	637,000	—	23,000
Gross decreases – tax positions in prior period	—	—	—
Gross increases – tax positions in current period	—	143,000	—
Settlements	(320,000)	(157,000)	—
Lapse of statute of limitations	—	—	—
Unrecognized tax benefit – September 30,	$ 637,000	$ 320,000	$ 334,000

Included in the balance of unrecognized tax benefits at September 30, 2011, 2010 and 2009, are $0, $320,000 and $334,000 respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company had accrued interest and penalties of $216,000, $38,000 and $39,000 as of September 30, 2011, 2010 and 2009, respectively.

The Internal Revenue Service has concluded the examination phase for the tax years ended September 30, 2006, 2007, 2008, 2009 and 2010.

The Company is subject to taxation in the US, including various state jurisdictions, and Mexico. With few exceptions, the Company is no longer subject to U.S. federal and state examinations for tax years ending prior to September 30, 2008.

13. INCOME (LOSS) PER COMMON SHARE

Income (loss) per common share is computed in accordance with ASC Topic 260, "Earnings per Share." Presented below is a reconciliation of net income (loss) available to common shareholders and the differences between weighted average common shares outstanding, which are used in computing basic income (loss) per share, and weighted average common and potential shares outstanding, which are used in computing diluted income (loss) per share. Diluted amounts are not included in the computation of diluted loss per share, as such amounts would be antidilutive.

	September 30,		
	2011	2010	2009
Net income (loss) available to common shareholders (in thousands)	$ 5,677	$ 2,629	$ (44,778)
Weighted average common shares outstanding	28,105,824	27,401,190	26,758,873
Effect of dilutive securities:			
Options	580,431	589,228	—
Weighted average common and potential shares outstanding	28,686,255	27,990,418	26,758,873
Basic income (loss) per share	$ 0.20	$ 0.10	$ (1.67)
Diluted income (loss) per share	$ 0.20	$ 0.09	$ (1.67)

Certain options to purchase shares of the Company's common stock were not included in the weighted average common and potential shares outstanding in the computation of dilutive earnings per share, due to the antidilutive effects of a net loss:

	September 30,	
	2011	2010
Common Stock Options	3,602,331	4,323,685
Range of exercise price	$3.50 - $18.71	$3.52 - $18.71

In the year ended September 30, 2011 and 2010 options to purchase approximately 3.6 million and 4.3 million shares of common stock, with exercise prices ranging from $3.50 - $18.71 and $3.52 - $18.71 per share respectively, were not included in the computation of dilutive loss per share, due to the antidilutive effect. In addition, for the year ended September 30, 2009 approximately 950,000 equivalent shares were not included, due to the loss generated in the period.

14. Stockholders' Equity

Preferred Stock

During fiscal 1995, the Company amended its articles of incorporation to provide for the issuance of up to 2,000,000 shares of Preferred Stock in such series and with such rights and preferences as may be approved by the Board of Directors. In January 1995, the Board of Directors approved a Series A Preferred Stock, which is cumulative, voting and convertible. In October 1998 the Board of Directors approved a Series B Junior Participating Preferred Stock, which is cumulative and voting. As of September 30, 2011 and 2010, there were no shares of Series A Preferred Stock or Series B Junior Participating Preferred Stock outstanding.

Treasury Stock

On December 3, 2010, the Company announced that its Board of Directors had authorized the repurchase of $15.0 million of its common stock over the next three year period. During 2011, the Company purchased 1.8 million shares of its common stock for approximately $10.0 million at an average cost of $5.48 per share, exclusive of broker fees. At September 30, 2011 approximately $5.0 million remained on the repurchase authorization. The share repurchase program is subject to a 10b5-1 plan, in which purchases may be made from time to time in the open market, subject to certain pricing parameters and the Company's Credit Agreement.

During fiscal 2010, and 2009 the Company did not repurchase any shares of its Common Stock.

Director Compensation Plan

The Company maintains a plan to compensate the members of its Board of Directors for their services as directors, including serving on committees of the board. Under the Director Compensation Plan, each of the Company's directors, will receive $37,500 per year, except for the Chairman of the Board, who will receive $75,000 per year. In addition, each director will receive $500 for each board meeting attended in person, $250 for each board meeting attended by telephone, $400 for each committee meeting attended in person and $200 for each committee meeting attended by telephone. Each member of the Audit Committee will also receive an additional $15,000 per year for serving on the Audit Committee, except for the Chairman of the Audit Committee who will receive $25,000 per year . The members of the Nominating and Governance Committee each receive an additional $7,500 per year for serving on the Nominating and Governance Committee, except for the Chairman of the Nominating and Governance Committee, who receives $15,000 per year. The members of the Compensation Committee each receive an additional $15,000 per year for serving on the Compensation Committee, except for the Chairman of the Compensation Committee, who receives $25,000 per year. Historically, each sitting director received an option grant on an annual basis for 10,000 shares of Common Stock that will vest six months from the date of grant, subject to restrictions which prevent the sale of such shares. These restrictions on the sale of the underlying shares lapse with respect to 25% of the shares annually.

Stock Option Plans

On March 23, 2010, the Company's shareholders approved the Multimedia Games, Inc. Consolidated Equity Incentive Plan. The Consolidated Equity Incentive Plan was comprised of shares already reserved under certain of the Company's prior equity compensation plans, including the Company's 2000 Stock Option Plan, 2001 Stock Option Plan, 2002 Stock Option Plan, 2003 Outside Director Stock Option Plan and the 2008 Employment Inducement Award Plan, or collectively, the Prior Plans. All of the Prior Plans were previously approved by the Company's shareholders, except the 2008 Employment Inducement Award Plan. The number of common shares available for future issuance pursuant to the Consolidated Equity Incentive Plan equals the initial number of shares approved by the Company's shareholders, plus the amount of common shares subject to outstanding awards under certain of the Company's prior equity compensation plans that expire, are terminated or are canceled without having been exercised or settled in full. Effective as of March 23, 2010, the date the shareholders approved the Consolidated Equity Incentive Plan, the Company ceased granting options from the Prior Plans and all grants would be made from the Consolidated Equity Incentive Plan.

Nonqualified stock options are granted to the Company's directors and nonqualified and incentive stock options have been granted to the Company's officers and employees. Options granted to its officers and employees generally vest over four years and expire seven years from the date of grant. The Company expects to continue to issue stock options to new employees as they are hired, as well as to current employees as incentives from time to time.

The Company issues new shares to satisfy stock option exercises under the plans.

At September 30, 2011, there were stock options available for grant under the following plan:

	Approved by Shareholders	Options available for grant as of September 30, 2011
Consolidated Equity Incentive Plan	March 2010	1,801,150

For the year ended September 30, 2011, the activity relating to stock option issuances under the stock option plans is as follows:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Stock Options Outstanding October 1, 2008	**6,689,508**	**$ 6.14**		
Granted	1,719,433	3.54		
Exercised	**(609,349)**	**2.05**		
Forfeited	(964,294)	7.75		
Stock Options Outstanding October 1, 2009	**6,835,298**	**5.63**		
Granted	1,238,800	4.10		
Exercised	**(401,745)**	**2.52**		
Forfeited	(1,617,968)	6.05		
Stock Options Outstanding October 1, 2010	**6,054,385**	**5.54**		
Granted	566,700	4.64		
Exercised	**(1,036,440)**	**3.80**		
Forfeited	(805,144)	7.93		
Stock Options Outstanding September 30, 2011	**4,779,501**	**5.22**		
Stock Options Exercisable September 30, 2010	3,724,591	$ 6.72	3.70	$ 0.7
Stock Options Exercisable September 30, 2011	**2,713,279**	**$ 6.11**	**3.94**	**$ 1.0**

For the years ended September 30, 2011, 2010 and 2009, other information pertaining to stock options was as follows:

	2011	2010	2009
Weighted-average per share grant-date fair value of stock options granted	**$ 2.36**	**$ 2.14**	**$ 1.81**
Total intrinsic value of options exercised (in millions)	1.0	0.8	0.8
Total grant-date fair value of stock options vested during the year (in millions)	**2.00**	**1.6**	**2.1**

A summary of the status of the Company's nonvested options as of September 30, 2011 and changes during the year then ended is as follows:

Nonvested Options	Number of Options	Weighted-Average Grant-Date Fair Value
Nonvested at October 1, 2010	2,329,794	$ 2.70
Granted	566,700	2.36
Vested	(562,561)	3.61
Forfeited	(267,711)	4.27
Nonvested at September 30, 2011	2,066,222	2.56

Cash received from option exercise under all share-based payment arrangements for the years ended September 30, 2011, 2010 and 2009 was $3.9 million, $1.6 million and $1.3 million. For the years ended September 30, 2011, 2010 and 2009, the Company recorded net reductions of $0, $621,000 and $83,000, respectively, of its federal and state income tax liability, with an offsetting credit to additional paid-in capital resulting from the tax benefits of stock options.

As of September 30, 2011, there was $4.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.49 years. This estimate is subject to change based upon a variety of future events which include, but are not limited to, changes in estimated forfeiture rates, cancellations and the issuance of new options.

Employee Benefit Plans

The Company has established a employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan provides for the employees to make tax-deferred deposits into the plan up to the maximum of $22,000 for 2011. The Company has historically matched employees' contributions the 401(k) Plan equal to 50% of the first 4% of compensation contributed by employees to the 401(k) Plan. Such Company contributions amounted to $357,000, $336,000, and $688,000 for the years ended September 30, 2011, 2010, and 2009, respectively.

15. COMMITMENTS AND CONTINGENCIES

Litigation and Regulatory Proceedings

The Company is subject to the possibility of loss contingencies arising in its business and such contingencies are accounted for in accordance with ASC Topic 450, "Contingencies". In determining loss contingencies, the Company considers the possibility of a loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that a liability has been incurred and when the amount of loss can be reasonably estimated.

The Company is the subject of various pending and threatened claims in the ordinary course of business. The Company believes that any liability resulting from these various other claims will not have a material adverse effect on its results of operations or financial condition or cash flows. During its ordinary course of business, the Company enters into obligations to defend, indemnify and/or hold harmless various customers, officers, directors, employees and other third parties. These contractual obligations could give rise to additional litigation costs and involvement in court proceedings.

Alabama Litigation. The Company, along with other major manufacturers, is involved in five lawsuits, as further described below, related to its former charity bingo operations in the state of Alabama. While the Company continues to believe that these lawsuits are no longer material from a pure damages perspective, a finding in any of these cases that electronic charity bingo was illegal in Alabama during the pertinent time frame could have adverse regulatory consequences to the Company in other jurisdictions.

Four of the lawsuits are pending in federal court and were filed on behalf of individuals who claim to be patrons of either White Hall Entertainment Center in Lowndes County, Alabama or VictoryLand in Shorter, Alabama, and include several claims related to the alleged illegality of electronic charity bingo in Alabama. The fifth lawsuit is a civil forfeiture action brought by the State of Alabama that arose out of the seizure of equipment at White Hall Entertainment Center in Lowndes County, Alabama. The

Company intervened in the forfeiture action, because it has an interest in certain seized property. A court-ordered mediation in the forfeiture action is presently set for November 22, 2011, which mediation could result in the Company's dismissal from the case. There are, however, no assurances of a settlement or the Company's dismissal. An unfavorable result in the forfeiture action could have adverse regulatory consequences to the Company in other jurisdictions.

Ethel Adell, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on February 16, 2010, in federal court on behalf of over 800 plaintiffs against the Company and others. The plaintiffs, who claim to have been patrons of VictoryLand, sought damages based on Ala. Code, Sec 8-1-150(A), the Alabama Deceptive Trade Practices Act, and the Racketeer Influenced and Corruption Organizations Act 18 U.S.C. sec 1961(1) ("RICO"). On April 28, 2010, the Company filed a motion to dismiss the entire complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. On March 31, 2011, the court entered an order dismissing the RICO claim and the Alabama Deceptive Trade Practices Act claim but declined to dismiss the 8-1-150(A) claim at this stage of the litigation. On April 28, 2011, the Company filed an answer and affirmative defenses to the complaint. The parties proposed to the court a phased scheduling order that allows for an initial phase involving discovery related only to gathering and analysis of electronic data from player tracking and accounting systems at VictoryLand during the relevant time frame. The court adopted and entered the proposed scheduling order on June 23, 2011. The parties currently are engaged in written discovery and will be scheduling depositions in the coming weeks. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Walter Bussey, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on March 8, 2010, in federal court against the Company and others. The plaintiffs, who claim to have been patrons of VictoryLand, originally sought damages based on both Ala. Code, Sec 8-1-150(A) and RICO, and have requested that the court certify the action as a class action. On April 28, 2010, the Company filed a motion to dismiss the entire complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. After the Company filed its motion to dismiss, the plaintiffs voluntarily dismissed their RICO claim, leaving only a claim for recovery of gambling losses under Ala. Code Sec. 8-1-150(A). On March 31, 2011, the court entered an order declining to dismiss the 8-1-150(A) claim at this stage of the litigation. The court noted, however, that "each Plaintiff has the burden of proving a wager between he or she and each Defendant." On April 28, 2011, the Company filed an answer and affirmative defenses to the complaint. Like in *Adell*, the parties proposed to the court a phased scheduling order that allows for an initial phase involving discovery related only to gathering and analysis of electronic data from player tracking and accounting systems at VictoryLand during the relevant time frame. The court adopted and entered the proposed scheduling order on July 28, 2011. The defendants currently are assessing the availability of electronic data. The parties currently are engaged in written discovery. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Ozetta Hardy v. Whitehall Gaming Center, LLC, et al., a civil action, was filed against Whitehall Gaming Center, LLC (an entity that does not exist), Cornerstone Community Outreach, Inc., and Freedom Trail Ventures, Ltd., in the Circuit Court of Lowndes County, Alabama. On June 3, 2010, Plaintiffs filed an amended complaint adding the Company and other manufacturers. The plaintiffs, who claim to have been patrons of White Hall, seek recovery of gambling losses based on Ala. Code, Sec 8-1-150(A) and have requested that the court certify the action as a class action. On July 2, 2010, the defendants removed the case to federal court. On July 9, 2010, the Company filed a motion to dismiss the complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. On September 7, 2010, the court, without opinion, denied the Company's motion to dismiss. The court then entered a scheduling order that bifurcates the case to allow for resolution of class certification issues before consideration of the merits. Following several months of discovery on the class certification issues, on March 15, 2011, the plaintiffs filed a motion for class certification. On April 15, 2011, the Company filed an opposition to the plaintiffs' motion for class certification. The plaintiffs then filed a reply, and the Company filed a sur-reply arguing that the plaintiffs misstated the burden of proof in their reply. The court has not ruled on the plaintiffs' motion for class certification. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Lafayette Adams, et al. v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on October 6, 2010, in the Circuit Court of Macon County, Alabama, on behalf of hundreds of plaintiffs against Macon County Greyhound Park, Inc. d/b/a VictoryLand. On January 25, 2011, the plaintiffs filed an amended complaint adding the Company and other manufacturers. The plaintiffs, who claim to have been patrons of VictoryLand, seek recovery of gambling losses based on Ala. Code, Sec 8-1-150(A). On February 22, 2011, the case was removed to federal court and is now pending in federal court. The plaintiffs filed a motion to remand the case back to state court. On March 8, 2011, the Company filed a motion to dismiss the complaint based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. On April 18, 2011, the plaintiffs filed a response to the Company's motion to dismiss. On the same day, the Company and two other defendants filed oppositions to the plaintiffs' motion to remand the case to state court. On November 3, 2011, the court entered an order denying the plaintiffs' motion to remand. On November 10, 2011, the court entered an order denying the Company's motion, at this stage of the case, to dismiss the complaint. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

State of Alabama v. Chad Dickie, et al., a civil forfeiture action, was filed by the State of Alabama against certain property seized in connection with the March 19, 2009 raid of White Hall Entertainment Center in Lowndes County, including certain of the Company's property. The case was filed in the Circuit Court of Lowndes County on April 21, 2009. On October 15, 2010, the Company, along with other manufacturers, filed a motion to intervene in the action in order to defend against contentions that its property was used in the operation of illegal gambling activity. On October 21, 2010, the court entered an order granting the Company's motion to intervene. The court recently ordered mediation following a status conference with the parties. The mediation is presently set for November 22, 2011, which mediation could result in the Company's dismissal from the case. There are, however, no assurances of a settlement or the Company's dismissal. An unfavorable result in the case could have adverse regulatory consequences to the Company in other jurisdictions. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Mexico Income Tax Audit

The Company's Mexican subsidiary, Multimedia Games de Mexico 1, S. de R.L. de C.V., or Multimedia Games de Mexico, has been under audit by the Mexico taxing authorities for the periods ended December 31, 2006 and 2007. On November 19, 2010, the Company filed before the taxing authorities an administrative appeal against the resolutions set forth by the taxing authorities in ruling number 500-74-02-04-03-2010-9403, which assessed an income and value added tax deficiency to Multimedia Games de Mexico for the 2007 tax year. On appeal, the Mexican tax authorities reduced the total amount assessed to approximately $2.4 million a significant reduction from the previous assessment of approximately $14.1 million. However, management continues to believe that the Company has a reasonable defense against this assessment and expects the ultimate assessment to range from $0 to $2.4 million. Management cannot reasonably estimate the amount at this time, however, management continues to believe that a loss is not probable and thus has not recorded a reserve for this matter, although it is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flow.

Off Balance Sheet Arrangements

As of September 30, 2011, the Company had no off balance sheet arrangements.

Employment Agreements

The Company has employment agreements with each of its executive officers with positions of Senior Vice President or above, as well as certain other employees. These employment agreements generally provide for an initial rate of pay and other general employment terms. If there is a change in control of the Company, each of the Company's executives are entitled to certain severance benefits, which vary depending on the length of the executive officer's employ with the Company upon the change in control or the termination without cause or termination of employment for good reason (each as defined within the employment agreement). The employment agreements include post-employment non-compete provisions and the terms of the severance benefits generally range from twelve-to twenty-four month's salary continuation with similar non compete periods.

16. Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed the federal depository insurance limits. At September 30, 2011, the Company had concentrations of cash in one bank totaling approximately $43.8 million. The Company reviews the credit worthiness of all of the financial institutions it does business with and has not experienced any losses on such accounts in the past.

Accounts receivable represent short-term credit granted to customers for which collateral is generally not required. As of September 30, 2011 and 2010, approximately 81% and 97%, respectively, of the Company's accounts receivable were from Native American tribes or their gaming enterprises.

In addition, a large percentage of these tribes have their reservations and gaming operations in the state of Oklahoma. Despite the industry and geographic concentrations related to the Company's customers, due to the historical experience of the Company on receivable collections, management considers credit risk to be minimal with respect to accounts receivable. At September 30, 2011 and 2010, the following concentrations existed in the Company's accounts receivable, as a percentage of total accounts receivable:

	September 30,	
	2011	2010
Customer A	13%	34%
Customer B	12%	—%

For the years ended September 30, 2011, 2010 and 2008, the following customers accounted for more than 10% of the Company's total revenues:

	September 30,		
	2011	2010	2009
Customer A	41%	44%	42%

Approximately 55%, 57% and 62% of the Company's total revenues for the years ended September 30, 2011, 2010 and 2009, respectively, were from tribes located in Oklahoma.

While the Company believes that its relationships with all of its customers are good, the loss of any of these customers would have a material and adverse effect upon its financial condition and results of operations and cash flows.

Notes receivable consist of financial instruments issued by customers for the purchase of player terminals and licenses, and amounts generated from reimbursable amounts advanced under development agreements, generally at prevailing interest rates at the time of issuance. All of the Company's notes receivable are from Native American tribes or their gaming enterprises. At September 30, 2011 and 2010 one customer represented approximately 92% of the notes receivable balance.

17. Related Party Transactions

The following transaction was reviewed and approved by the Company's Audit Committee and Compliance Committee: one of the Company's subsidiaries entered into a no-obligation trial period under an Equipment Lease/Purchase Agreement and Software License, or the Purchase Agreement, with Pinnacle Entertainment, Inc., or Pinnacle, while the Company's former director, Anthony Sanfillippo, was a director of the Company and also served as a director and the President and Chief Executive Officer of Pinnacle. The Purchase Agreement converted from operating under a no-obligation trial period under the Purchase Agreement to a lease at one of the facilities prior to Mr. Sanfilippo leaving the Company. The other facility did not begin converting from a no-obligation trial period under the Purchase Agreement to a sale until after Mr. Sanfilippo ceased to be a director of the Company. The total amount of revenue from Pinnacle in 2011 was $455,000.

18. Supplemental Consolidated Quarterly Financial Data (Unaudited)

	Quarters Ended			
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(In thousands, except per-share amounts)			
Total revenues	28,607	30,126	33,399	35,723
Operating income (loss)	(1,143)	1,360	2,604	3,333
Income (loss) before taxes	(1,274)	1,866	2,590	3,197
Net income (loss)	(1,374)	1,180	2,768	3,103
Diluted earnings (loss) per share	(0.05)	0.04	0.10	0.11
Weighted average common shares outstanding, diluted	27,649	28,339	27,813	27,088

	Quarters Ended			
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(In thousands, except per-share amounts)			
Total revenues	$ 26,265	$ 32,138	$ 29,076	$ 30,457
Operating income (loss)	(4,420)	(2,656)	(2,021)	(1,523)
Income (loss) before taxes	(4,627)	(2,818)	(2,252)	(2,067)
Net income (loss)	(4,129)	(5,597)	360	11,995
Diluted earnings (loss) per share	(0.15)	(0.20)	0.01	0.43
Weighted average common shares outstanding, diluted	27,242	27,341	27,962	27,975

The Company recorded an income tax benefit of $14.4 million for 2010, in part, upon identifying that certain intangible assets were being depreciated for tax purposes over a longer period than required by IRS guidelines. As a result, the Company elected under certain automatic procedures to make a method change to reduced the lives of the assets from 15 years to the appropriate life (generally 4 to 7 years) for tax purposes. As a result of this method change, the Company recorded a cumulative catch up adjustment for tax depreciation, which resulted in a significant tax loss for the year ended September 30, 2010. Correspondingly, the valuation allowance, previously recorded on deferred tax assets, decreased by approximately $10.3 million, which was primarily related to the depreciation method change as well as results of operations. See Note 12 - Income Taxes. The Company recorded the tax benefits in the periods in which the financial analysis was complete and final determination was made, therefore believes that transactions are recorded in the appropriate quarterly fiscal quarter of 2011.

19. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and determined that no events, other than those disclosed within the footnotes hereto, have occurred subsequent to September 30, 2011 that warrant additional disclosure or accounting considerations.

MULTIMEDIA GAMES, INC.

Schedule II – Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

	Balance at Beginning of Period	(Recoveries)/ Additions	Deductions	Balance at End of Period
		(In thousands)		
Year Ended September 30, 2011	$ 614	$ (156)	$ 58	$ 400
Year Ended September 30, 2010 [1]	$ 3,676	$ 2,914	$ 5,976	$ 614
Year Ended September 30, 2009	$ 1,209	$ 2,661	$ 194	$ 3,676

[1] Additions and deductions include $2.7 million in notes receivable charges related to Alabama charitable bingo market.

Valuation Allowance on Deferred Tax Assets

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year Ended September 30, 2011	$ 14,752	$ —	$ 2,101	$ 12,651
Year Ended September 30, 2010	$ 25,037	$ —	$ 10,285	$ 14,752
Year Ended September 30, 2009	$ —	$ 25,037	$ —	$ 25,037

Value Added Tax Allowance

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year Ended September 30, 2011 [1]	$ 880	$ —	$ 63	$ 817
Year Ended September 30, 2010	—	880	—	880

[1] Deductions in 2011 were due to foreign currency changes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2011

Multimedia Games Holding Company, Inc.

By: /s/ Adam D. Chibib
Adam D. Chibib
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PATRICK J. RAMSEY Patrick J. Ramsey	Chief Executive Officer and Director (Principal Executive Officer)	November 17, 2011
/s/ ADAM D. CHIBIB Adam D. Chibib	(Principal Financial Officer and Principal Accounting Officer)	November 17, 2011
/s/ STEPHEN J. GREATHOUSE Stephen J. Greathouse	Chairman of the Board and Director	November 17, 2011
/s/ NEIL E. JENKINS Neil E. Jenkins	Director	November 17, 2011
/s/ MICHAEL J. MAPLES Michael J. Maples	Director	November 17, 2011
/s/ JUSTIN A. ORLANDO Justin A. Orlando	Director	November 17, 2011
/s/ ROBERT D. REPASS Robert D. Repass	Director	November 17, 2011
/s/ TIMOTHY S. STANLEY Timothy S. Stanley	Director	November 17, 2011

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	Incorporated by reference herein FORM	DATE
3.1	Amended and Restated Articles of Incorporation	Quarterly Report on Form 10-QSB	May 15, 1997
3.2	Amendment to Articles of Incorporation	Quarterly Report on Form 10-Q	February 17, 2004
3.3	Amendment to Articles of Incorporation	Current Report on Form 8-K	April 5, 2011
3.4	Fifth Amended and Restated Bylaws	Current Report on Form 8-K	March 23, 2011
10.1	Consolidated Equity Incentive Plan	Current Report on Form 8-K	March 26, 2010
10.2†	1996 Stock Incentive Plan, as Amended	Annual Report on Form 10-KSB	December 30,1996
10.3†	2000 Stock Option Plan	Registration Statement on Form S-8	December 1, 2000
10.4†	2001 Stock Option Plan	Registration Statement on Form S-8	October 18, 2002
10.5†	2002 Stock Option Plan	Quarterly Report on Form 10-Q	May 15, 2003
10.6†	2003 Outside Director Stock Option Plan	Form DEF14A	January 6, 2004
10.7†	Ad Hoc Option Plan	Registration Statement on Form S-8	October 18, 2002
10.8†	2008 Employment Inducement Award Plan	Annual Report on Form 10-K	December 15, 2008
10.9†	Form of Indemnification Agreement	Current Report on Form 8-K	June 4, 2008
10.10†	Amended and Restated Executive Employment Agreement, dated as of September 19, 2010, by and between the Company and Patrick Ramsey	Current Report on Form 8-K	September 20, 2010
10.11†	Amended and Restated Employment Agreement, dated as of October 31, 2010, between the Company and Adam Chibib	Current Report on Form 8-K	November 2, 2010
10.12†	Retention Agreement with Adam Chibib, dated October 5, 2010	Current Report on Form 8-K	October 5, 2010
10.13†	Employment Agreement, dated as of September 30, 2011, between the Company and Jerome R. Smith	Current Report on Form 8-K	October 3, 2011
10.14†	Employment Agreement, dated as of August 16, 2008, between the Company and Uri L. Clinton	Annual Report on Form 10-K	December 14, 2009
10.15†	First Amendment to Executive Employment Agreement, dated as of December 31, 2008, between the Company and Uri L. Clinton	Quarterly Report on Form 10-Q	February 9, 2009
10.16†	Second Amendment to Executive Employment Agreement, dated as of December 30, 2010, between the Company and Uri L. Clinton	Current Report on Form 8-K	January 5, 2011
10.17†	Retention Agreement with Uri L. Clinton, dated October 5, 2010	Current Report on Form 8-K	October 7, 2010
10.18†	Employment Agreement, dated as of January 12, 2009, between the Company and Mick Roemer	Quarterly Report on Form 10-Q	May 8, 2009
10.19†	First Amendment to Executive Employment Agreement, dated as of December 30, 2010, between the Company and Mick D. Roemer	Current Report on Form 8-K	January 5, 2011
10.20†	Retention Agreement with Mick D. Roemer, dated October 5, 2010	Current Report on Form 8-K	October 7, 2010
10.21†*	Amended and Restated Employment Agreement, dated as of October 31, 2010, between the Company and Joaquin J. Aviles		

		Incorporated by reference herein	
EXHIBIT NO.	DESCRIPTION	FORM	DATE
10.22†	Retention Agreement with Joaquin J. Aviles, dated October 5, 2010	Current Report on Form 8-K	October 7, 2010
10.23	Amended and Restated Credit Agreement by and among Multimedia Games, Inc., MGAM Systems, Inc., Comerica Bank, in its capacity as administrative agent and lead arranger, and Wells Fargo Bank, N.A., as syndication agent, dated as of August 3, 2011	Current Report on Form 8-K	August 3, 2011
10.24	Amended and Restated Guaranty by MegaBingo International, LLC, Multimedia Games Holding Company, Inc., and MGAM Technologies, LLC, dated as of August 3, 2011	Current Report on Form 8-K	August 3, 2011
10.25	Amended and Restated Security Agreement by and among Multimedia Games, Inc., MGAM Systems, Inc., and Comerica Bank, dated as of August 3, 2011	Current Report on Form 8-K	August 3, 2011
10.26	Revolving Credit Agreement, dated as of April 27, 2007, by and among MegaBingo, Inc. and MGAM Systems, Inc. and those Banks listed therein with Comerica Bank, as Agent	Current Report on Form 8-K	May 3, 2007
10.27	Letter Agreement, dated as of June 6, 2007, from MegaBingo, Inc. and MGAM Systems, Inc.	Current Report on Form 8-K	June 8, 2007
10.28	Amendment to Credit Agreement, dated as of October 26, 2007, by and among MGAM Systems, Inc., Megabingo, Inc., Comerica Bank, CIT Lending Services Corporation and the Banks party to Credit Agreement	Current Report on Form 8-K	November 1, 2007
10.29	Second Amendment to Credit Agreement, dated as of December 20, 2007, by and among MGAM Systems, Inc., Megabingo, Inc. and Comerica Bank	Current Report on Form 8-K	December 27, 2007
10.30	Third Amendment to Credit Agreement, dated as of July 22, 2009, by and among MGAM Systems, Inc., Megabingo, Inc. and Comerica Bank	Current Report on Form 8-K/A	September 29, 2009
10.31	Fourth Amendment to Credit Agreement, dated April 6, 2010, by and among MGAM Systems, Inc., Megabingo, Inc. and Comerica Bank	Current Report on Form 8-K	April 7, 2010
21.1 *	Subsidiaries of registrant		
23.1 *	Consent of BDO USA, LLP		
31.1 *	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
31.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
32.1 *	Certification of the Chief Executive Officer and Chief Financial Officer, Pursuant to U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		
101.INS*	XBRL Instance Document**		
101.SCH*	XBRL Taxonomy Extension Schema Document**		
101.CAL*	XBRL Taxonomy Calculation Linkbase Document**		

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document**

† Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to the requirements of Item 15(a)(3) of Form 10-K.

* Filed herewith.

** In accordance with Rule 406T of Regulation S-T, XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections and will not be deemed to be incorporated by reference into any filing under the Securities Act or Exchange Act.

A copy of any of these Exhibits may be obtained without charge by directing a written request to:

Corporate Secretary
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Multimedia Games, Inc., a Delaware corporation

MGAM Systems, Inc., a Delaware corporation

MGAM Technologies, LLC, a Delaware limited liability company

MegaBingo International, LLC, a Delaware limited liability company

Multimedia Games de México S. de R.L. de C.V., a Mexican entity

Multimedia Games de México 1 S. de R.L. de C.V., a Mexican entity

Servicios de Wild Basin S. de R.L. de C.V., a Mexican entity

EXHIBIT 23.1

Consent of BDO USA, LLP
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
MULTIMEDIA GAMES HOLDING COMPANY, INC.
AUSTIN, TEXAS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-167017 and 333-100612) and Form S-3 (File Nos. 333-16729, 333-28367, 333-36319, 333-64128 and 333-85382) of Multimedia Games Holding Company, Inc. of our reports dated November 17, 2011, relating to the consolidated financial statements, financial statement schedule, and the effectiveness of Multimedia Games Holding Company, Inc.'s internal control over financial reporting, which appear in this annual report on Form 10-K.

/s/ BDO USA, LLP
BDO USA, LLP

Houston, Texas
November 17, 2011

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REQUIRED BY RULES 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick J. Ramsey, the President and Chief Executive Officer of Multimedia Games Holding Company, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Multimedia Games Holding Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: November 17, 2011

By: /s/ Patrick J. Ramsey
Patrick J. Ramsey
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER REQUIRED BY RULES 13a - 14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Adam Chibib, the Chief Financial Officer of Multimedia Games Holding Company, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Multimedia Games Holding Company, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: November 17, 2011

By: /s/ Adam Chibib

Adam Chibib
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED, PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Multimedia Games Holding Company, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, Patrick J. Ramsey, President and Chief Executive Officer, and Adam Chibib, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906"), that, based upon each of their respective knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 17, 2011

/s/ Patrick J. Ramsey

Patrick J. Ramsey
President and Chief Executive Officer

/s/ Adam Chibib

Adam Chibib
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Multimedia Games Holding Company, Inc., and will be retained by Multimedia Games Holding Company, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

[This Page Intentionally Left Blank.]

BOARD OF DIRECTORS

Stephen J. Greathouse
Director since 2009, Chairman of the Board since 2011

Neil E. Jenkins
Director since 2006

Michael J. Maples Sr.
Director since 2004

Justin A. Orlando
Director since 2009

Patrick J. Ramsey
Director since 2010, President and Chief Executive Officer

Robert D. Repass
Director since 2002

Timothy S. Stanley
Director since 2010

EXECUTIVE OFFICERS

Patrick J. Ramsey
President and Chief Executive Officer

Adam Chibib
Senior Vice President and Chief Financial Officer

Jerome R. Smith
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Mick D. Roemer
Senior Vice President of Sales

Joaquin J. Aviles
Vice President of Technology

ANNUAL MEETING

The Multimedia Games Holding Company, Inc. annual meeting of shareholders will be on Wednesday, February 1, 2012, at 10 a.m. local time at the Company's Corporate Office:

206 Wild Basin Road South, Building B
Austin, Texas 78746

COMMON STOCK INFORMATION

Multimedia Games Holding Company, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol MGAM. As of December 5, 2011, 27,088,543 shares of common stock were outstanding and eligible to vote.

CORPORATE HEADQUARTERS

Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

512.334.7500 | www.multimediagames.com

REGISTRAR

Shareholders with questions regarding stock transfer requirements, lost certificates and changes of address should contact our transfer agent:

American Stock Transfer & Trust Co., LLC
59 Maiden Lane
New York, New York 10038

1.800.937.5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

BDO USA, LLP
33 Clay Street, Suite 4700
Houston, Texas 77002

INVESTOR RELATIONS

For additional information about Multimedia Games Holding Company, Inc. please see our website at www.multimediagames.com. Multimedia Games Holding Company, Inc. welcomes opinions, observations or expressions of concern on any governance matter from its shareholders. To submit your message, please use the electronic form available on our website or write to the Chairman of the Board at our corporate address.

FREE CASH FLOW, CASH GENERATION, NET CAPITAL EXPENDITURES AND NET CASH POSITION DEFINITIONS AND RECONCILIATIONS

Multimedia Games tracks free cash flow (cash flow from operating activities less net capital expenditures) as well as cash generation (which is cash flow from operating activities plus cash flows from investing activities) as relevant measures of the Company's performance. Free cash flow is one measure of the efficiency of the Company's capital expenditures and cash generation assists in assessing the performance of operations, manufacturing investments and includes the amounts received and paid for the Company's development agreements. Cash generation is a more comprehensive internal metric and more representative of the Company's ability to pay down debt. Net capital expenditures are defined as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory. Net cash position is defined as cash and cash equivalents less long-term debt. The following tables reconcile net cash provided by operating activities to free cash flow and depict the GAAP financial measures that constitute total cash generation, net capital expenditures and net cash:

FISCAL YEARS ENDED SEPTEMBER 30,

	2011	2010	2009
Net cash provided by operating activities	$68,579	$57,520	$45,907
Net capital expenditures	$(37,376)	$(25,800)	$(37,074)
Free cash flow	**$31,203**	**$31,720**	**$8,833**
Net cash provided by operating activities	$68,579	$57,520	$45,907
Net cash used in investing activities	$(30,194)	$(19,210)	$(29,414)
Total cash generation	**$38,385**	**$38,310**	**$16,493**
Acquisition of property and equipment and leased gaming equipment	$(39,345)	$(27,504)	$(40,580)
Transfer of leased gaming equipment to inventory	$1,969	$1,704	$3,506
Net capital expenditures	**$(37,376)**	**$(25,800)**	**$(37,074)**
Cash and cash equivalents	$46,710	$21,792	$12,455
Long-term debt	$(37,000)	$(44,625)	$(75,000)
Net cash position	**$9,710**	**$(22,833)**	**$(62,545)**



GO DE LOTERIA.
gone
SPORT
of
KINGS
KING
MEGA
ONLY HIGHEST WINNER PAID PER LINE
ONLY HIGHEST WINNER PAID PER LINE
POLICE


SEC MAIL PROCESSING
RECEIVED
DEC 22 2011
WASH, D.C.
189
SECTION


MULTIMEDIA GAMES

206 Wild Basin Rd. South | Austin, TX 78746
512.334.7500
www.multimediagames.com